JACOBS


13003080


DEC 1 6 2013
193
SECTION

2013 Annual Report

Jacobs Engineering Group Inc.



To Our Shareholders, Clients & Employees:

Every day, we set out to do things that matter. And what matters to us is providing value to you—our shareholders, our customers, our people, and consequently, all the individuals and communities that you care about. Making it matter is how we approach our safety culture, our relationships with clients, our high level of quality, our focus on ethics and integrity, and our company's growth. These things are important to all of us; over the past year we continued to strive for excellence in each of these areas, and our business performed well.

We are more committed than ever to making a positive difference in our industry through our BeyondZero® safety program. The passion we have for safety—and our Culture of Caring—extends beyond Jacobs to reach all who we come in contact with. Many of our clients report that recordable injuries and lost time accidents have decreased significantly since they've adopted BeyondZero training and behaviors at their sites. Our safety culture permeates every aspect of our business, and our leaders focus on it as a top priority, understanding that in addition to creating happier and healthier employees, safe workplaces are integrally linked to sound business performance and efficiency in project execution.

Though many of the markets we operate in were strong throughout Fiscal 2013, overall the world economy was sluggish. But we successfully met the challenges, grew in most of our markets, produced record results in sales, and had the highest net earnings in our company's history, growing more than 11 percent over FY12. Our EPS improved to $3.23. Our backlog grew to $17.2 billion with technical professional services at $11.1 billion. Our year-end balance sheet reflects strong working capital at $2.2 billion and over $1.2 billion in cash.

We also doubled the amount of savings we were able to offer our clients in terms of cost reduction, cost avoidance, and performance improvements. Our JacobsValue+sm System generated over 4,000 ideas that yielded more than $6 billion in savings. Our new JacobsSustainability+sm System proved valuable to clients as well; we tracked an increasing number of solutions to progressively and cost effectively reduce the resource intensity of projects around the world. Our 2013 Sustainability Report shows many of these sustainable practices and contributions that serve the interests of our clients and help them reach their sustainability goals. Our average client survey score for the year remains over 91%, and our repeat business grew to 94%, up from 92% last year.

Our ability to consistently manage costs, achieve such high levels of customer satisfaction, and reach our goal of 15% average annual earnings growth validates the strength of our relationship-based business model, in which we focus on understanding our customers' businesses on a deep level and making their interests our own. Doing this enables us to provide innovative solutions and tangible, value-based results that benefit us all.

While organic growth is our primary focus, over the long term we generally expect about a third of our growth to come from acquisitions. In 2013 we announced what has the potential to be one of the company's largest acquisitions to date: SKM, a 7,000-person professional services firm headquartered in Australia. SKM brings a broad range of capabilities and geographies that enable us to further expand client relationships and provide additional opportunities for employees. We are very enthusiastic about what we can achieve now that we are combining our businesses. We expect the deal to close during the first quarter of FY 2014. Other notable acquisitions over the past year include a group of technical services companies in the automated manufacturing sector, a telecommunications business, and a South African project management firm—all of which strengthen our service offerings and geographic reach.

Our Board of Directors is composed of industry-recognized leaders who provide valuable strategic oversight to our organization. We were very fortunate to have the expertise and contributions of Rear Admiral Benjamin F. Montoya, CEC, USN on our Board for over a decade; he retired in January 2013. The addition of Juan José Suárez Coppel to our Board in March brought us the benefit of his sound experience in the global oil and gas market. An acclaimed Mexican economist and former General Director of Petróleos Mexicanos, Mr. Suárez's insights into both the public and private sectors are valued by our Board. We are delighted to have him with us.



Looking ahead to 2014, we expect to continue gaining market share with our diversified strategy, winning work in markets that are healthy, and providing continuous presence and ongoing support of our clients in markets that are not as robust. We see tremendous opportunities across all our sectors, and intend to spread further into geographies such as South America, Australia and South East Asia. We are encouraged by our performance in the past year and remain committed to delivering the superior value that our clients expect from us.

Thank you for your ongoing support and engagement. Together, our collective ambition to do what matters—plus the talent and dedication of a great many people—enables us to continue thriving in an extremely competitive marketplace, and gives us the chance to make a profound and enduring contribution to our world. We look forward to another year of making it matter.

Craig L. Martin
President & Chief Executive Officer

Noel G. Watson
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 27, 2013 Commission File No. 1-7463

Jacobs Engineering Group Inc.

Delaware	**95-4081636**
State of incorporation	IRS Employer identification number
155 North Lake Avenue	
Pasadena, California 91101	**(626) 578-3500**
Address of principal executive offices	Telephone number (including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check-mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☒ Yes ☐ No

Indicate by check-mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check-mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check-mark whether the Registrant: has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes - ☐ No

Indicate by check-mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check-mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check-mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☒ No

There were 131,713,475 shares of common stock outstanding as of November 14, 2013. The aggregate market value of the Registrant's common equity held by non-affiliates was approximately $7.4 billion as of March 28, 2013, based upon the last reported sales price on the New York Stock Exchange on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Part III—Portions of the Registrant's definitive Proxy Statement to be issued in connection with its 2014 Annual Meeting of Shareholders.

JACOBS ENGINEERING GROUP INC.

Fiscal 2013 Annual Report on Form 10-K

Table of Contents

PART I

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that are not based on historical fact. When used in this report, words such as "expects", "anticipates", "believes", "seeks", "see", "estimates", "plans", "intends", and similar words identify forward-looking statements. You should not place undue reliance on any such forward-looking statements. Although such statements are based on management's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause our actual results to differ materially from what may be inferred from the forward-looking statements. Some of the factors that could cause or contribute to such differences are listed and discussed in Item 1A—*Risk Factors*, below. The risk factors and other matters described herein are not all-inclusive, and we undertake no obligation to release publicly any revisions or updates to any forward-looking statements that are contained in this document. We encourage you to read carefully the risk factors described in other documents we file from time to time with the United States Securities and Exchange Commission (the "SEC").

Unless the context otherwise requires, all references herein to "Jacobs" or the "Registrant" are to Jacobs Engineering Group Inc. and its predecessors, and references to the "Company", "we", "us" or "our" are to Jacobs Engineering Group Inc. and its consolidated subsidiaries.

Item 1. BUSINESS

General Background Information

We are one of the largest technical professional services firms in the world. We provide a diverse range of technical, professional, and construction services to a large number of industrial, commercial, and governmental clients. We provide four broad categories of services:

- Project Services (including engineering, design, architecture, interiors, planning, environmental, and similar services);
- Process, Scientific, and Systems Consulting Services (including services performed in connection with scientific testing, analysis, and consulting activities, as well as information technology and systems engineering and integration activities);
- Construction Services (encompassing traditional field construction services as well as modular construction activities, direct hire construction, and construction management services); and
- Operations and Maintenance Services (including services performed in connection with operating large, complex facilities on behalf of clients, as well as services involving process plant and facilities maintenance).

We focus our services on clients operating in the following industries and markets:

- Oil and gas exploration, production, and refining;
- Chemicals and polymers;
- Programs for various national governments, including aerospace, defense, and environmental programs;
- Buildings (including specialized buildings for clients operating in the fields of healthcare, education, and high technology; governmental complexes; other specialized civic and mission critical buildings, installations, and laboratories; and retail and commercial buildings);
- Infrastructure;
- Mining and minerals;
- Pharmaceuticals and biotechnology;

- Power;
- Pulp and paper;
- Technology and manufacturing; and,
- Food and consumer products, among others.

We are headquartered in Pasadena, California, USA, and provide our services through more than 200 offices located around the globe, primarily in North America, South America, Europe, the Middle East, India, Australia, Africa, and Asia.

How We Operate

The relationships we have with our clients drive our business. As a broad-based technical professional services firm, we offer a range of services to help our clients maintain a competitive edge in their respective markets. From feasibility studies to design, to engineering, to construction, to start-up and commissioning, and then to operations and maintenance, we customize our services to meet business and project goals. Our global network of professionals works with a multi-office approach in an effort to provide clients with the best, most economical project or program solutions.

We strive to provide client value through continuous improvement in our performance. We regularly monitor our clients' expectations, our quality system, and our operational performance. Tools such as our Jacobs Value Enhancing Practices, Global Standard Operating Procedures, project reviews, the Jacobs System to Ensure Project Success ("JSTEPS") and Safe Plans of Action ("SPAs") provide added value to our clients' projects. They also allow us to create performance improvement actions during the project execution. Through continuous improvement upon our performance, our tools, and our processes, we believe we can offer our clients superior value when they do business with us.

JacobsValue+SM ("Value Plus") is an internal tool we use to document and quantify the actual value or savings we provide to our clients and their projects. Some of the benefits achieved through the Value Plus program include lower total installed cost, shorter schedule, and reduced life cycle cost. Value Plus is implemented at project initiation: a project goal is created, and cost-saving ideas are entered into the Value Plus database. When the Value Plus cycle is complete, the project team and client identify unique cost and/or schedule reductions for the project.

Our Business Model

Our organizational structure and integrated system for delivering services are key components of our business strategy. Our operating units generally use a matrix organizational structure whereby our project management functions are supported by the various technical planning, design, and construction disciplines that are necessary to effectively execute long-term engineering and construction contracts. We recognize that technical expertise alone cannot grow our business; project management skills and the ability to manage multi-million dollar projects and programs for our clients is critical to our success. Crucial functions, such as project controls and procurement, are embedded within each of our major offices and serve operations by providing specialized services required by projects.

Jacobs' business is set up to foster cooperation among teams. We do not maintain "profit centers" within the company, nor do the operating groups compete against each other for contracts. Our organizational structure and integrated system for delivering services are key components of our business strategy. The following three ideas support our business model:

Multi-Domestic Approach
We work in many countries with locally staffed offices that share a common set of values and a single vision, while maintaining one-on-one contact with individual clients. This multi-domestic approach enables us to provide customized service suited to the locale while still taking advantage of the company's global network.

Boundaryless Approach
Our diversity encompasses our people, geographic reach, expertise, and technical capabilities. On projects around the world, we enhance local expertise with the brightest talent and the best technology available anywhere throughout the company. This seamless, boundaryless approach keeps us flexible and enhances our ability to develop the best possible solutions for our clients, regardless of office or project location.

Cost Management Approach
As the global economy expands and companies providing technical, professional, and construction services are required to compete against each other across geographic boundaries, the company that can provide its clients with cost-efficient solutions to their project needs has the advantage. With a relentless focus on managing costs, we provide savings to clients and deliver superior technical, professional, and construction services safely, efficiently, and within the cost and time parameters our clients require.

Jacobs' corporate functions include Quality and Safety, Finance and Administration, Legal, Compliance, Communications, Global Sales and Marketing, Human Resources, and Information Technology departments that are integral to our success.

The Company's Culture

Our employees are our most important and valuable asset and, therefore, the prevention of job-related injuries is given top priority. It is the policy of the Company to provide and maintain a safe and healthy working environment and to follow operating practices that safeguard all employees and result in a more efficient operation.

BeyondZero® , the name of our program that promotes our culture of caring, moves beyond efforts to have an incident and injury-free safety performance. We implement a true culture of caring where concern for employees' health, safety, and welfare extends outside the office walls, beyond the project site fences and into their homes, cars, and all the places where they interact with family, friends, and fellow employees. It actively involves employees in championing the safety and wellness of themselves and others, encouraging every employee to have the courage to take action and positively influence the intentions and behaviors of those around them, with the belief that the safety and wellness of employees are integrally linked to sound business performance and efficiency in project execution.

Since Jacobs' founding, the Company has been based on doing business honestly, ethically, and with the utmost integrity. Our culture, and our Code of Conduct that is signed annually by all employees, prescribes that everyone at the company must adhere to Jacobs' Core Values and ethical code, and comply with the laws that govern the company's activities worldwide. Our employees and business partners are expected to follow the highest principles of business conduct, integrity, and ethics as they carry out their responsibilities, and are guided by the following principles in carrying out their responsibilities: loyalty, compliance with applicable laws, observance of ethical standards, avoidance of conflicts of interest, and communication. We endeavor to deal fairly with our employees, customers, suppliers, and competitors, and to respect the policies and procedures of those outside the Company.

Our objective is to present a clear and consistent image of our Company to our clients, employees, shareholders, and business partners—regarding how we behave, how we communicate, how we look, and most importantly, how our promises to our clients are delivered—anywhere in the world.

We accomplish this foremost through our core values, which allow us to behave as one company and unify us worldwide. By keeping our core values as a central focus of our Company, we are able to think the same way and arrive at similar conclusions, regardless of our physical location. Our core values are:

- People are our greatest asset;
- We are relationship-based; and

- Growth is an imperative.

The balance inherent in our core values is also evident in our approach to sustainability; which maintains an even balance between the people, the economics, and the environmental aspects of business. Jacobs is driven to continuously improve efficiencies and reduce energy and resources, practices that drive down costs and contribute to a lower impact on the environment. The Company adheres to the following seven sustainability principles:

- Sustainable development is a corporate priority;
- We seek broad, deep, differentiated capabilities and services;
- Sustainable development is integrated into our business;
- Training and education are important;
- Our facilities and operations follow sustainable principles;
- We contribute to the common effort for sustainability; and
- We are open and transparent.

Applying the best, most efficient and effective sustainable solutions for clients worldwide, in all major industries where we operate, allows us to make a significant contribution to a safe and sustainable future. Each year we issue a *Sustainability Report* that describes many of our efforts and accomplishments regarding environmental sustainability.

With respect to human resources, our goal is to establish an inclusive, diverse workplace that energizes the people who fuel our Company's growth. Although we are a large company with over 66,000 employees in more than 25 countries, our employees are unified in their focus on superior value, safety, and ethical business practices; regardless of the country.

Our work locations around the world are multicultural, and our people are successful at building networks, breaking down boundaries, and embracing diversity. They collaborate and learn new skills from one another. Jacobs' regional management is committed to nurturing and developing employees so they have rewarding and challenging careers and are engaged in the business. Employees frequently move around the system as they grow their careers and serve clients; so everyone at Jacobs is urged to operate with a boundaryless mindset; connecting across geographies, disciplines, and industries to collaborate on innovative solutions that provide maximum value to clients.

We recognize that an inclusive environment is a healthy one that results in better decisions, better talent, and more creative solutions to offer our clients. We have engaged, committed, and productive people who add value to our project teams. We focus on hiring the best, keeping the best, and continually improving the skills and capabilities of individuals and teams.

How We Grow

Jacobs has grown significantly since its founding in 1947; both through organic growth and through strategic acquisition, an important part of the company's growth strategy. We have successfully acquired and integrated numerous companies over the years that have enhanced our capabilities, geographic reach, and offerings.

In terms of organic growth, our relationship-based business model is central to our sustained growth and profitability. We pursue the development of long-term relationships and alliances with our clients. By working with our clients on their capital programs, we increase our understanding of their overall business needs, as well as the unique technical requirements of their specific projects. This increased understanding enables us, we believe, to provide superior value to our clients. Our approach provides us with opportunities to market all the services our clients are expected to need in the pre-design phase, such as master planning, permitting, or project finance options; in the design phase; and in the construction, post-start-up and commissioning phases of a facility, including operations and maintenance services.

Our relationships with clients also present ongoing opportunities to expand into adjacent markets. For example, clients operating in the mining and minerals market often have a need for our infrastructure and buildings capabilities. The same is true for clients operating in other markets.

We market our services to clients in a wide range of public and institutional, process, and industrial markets. We increase our opportunities through selective market diversity, and are able to price contracts more competitively and enhance overall profitability while delivering additional value to our clients by integrating and bundling our services. In complex economic times, we have the ability to evolve along with market cycles worldwide. When opportunities decrease in a particular market or geography, other opportunities often increase. Because of our selective market diversity, we believe we are well-positioned to address a wide range of opportunities across many markets and geographies, which helps us grow our business.

Closely linked to our relationship-based business model is our multi-domestic geographic strategy. Our core clients can depend on us for assistance with their engineering and construction needs when they move projects around the world. We therefore follow our clients into new geographic regions, which helps us perform meaningful portions of their projects by utilizing local resources rather than exporting the work to other offices.

The Role of Acquisitions in the Development Our Business

When we review acquisition targets, we are conscious of the effect the acquisition may have on our client base. We favor acquisitions that allow us to (i) expand into a new client market; (ii) enhance the range of services we provide existing clients; and/or (iii) access new geographic areas in which our clients either already operate or plan to expand. By expanding into new geographic areas and adding to our existing technical and project management capabilities, we strive to position ourselves as a preferred, single-source provider of technical, professional, and construction services to our major clients. The following is a brief description of some of our recent key acquisitions:

- On August 30, 2013, the Company's South African joint venture, Jacobs Matasis (Proprietary) Limited, acquired Ilitha Projects and Ilitha Staffing. Ilitha Projects provides management and EPCM services to clients in a broad range of market sectors, including oil and gas, refining, chemicals, power, nuclear, marine mining and metals. Ilitha Staffing supplies technical contract staff sourcing and management services with a strong emphasis on integration with the client's culture and business practices.
- Commencing on June 6, 2013, and through the end of fiscal 2013, the Company acquired further ownership interests in Consulting Engineering Services (India) Private Limited ("CES"), an infrastructure and civil engineering company headquartered in Delhi, India. During the year, we acquired an additional 24.6% interest in CES bringing our ownership interest in CES, to 94.6%. CES provides a range of solutions in infrastructure development, planning, engineering, and construction management.
- On May 28, 2013, we acquired Compass Technology Services, Inc. ("Compass"), headquartered in Atlanta, Georgia. Compass is a provider of telecommunications professional and field services in the Southeastern U.S. and enhances the Company's capabilities in wireless telecommunications infrastructure design and construction.
- In August 2012, we acquired a consulting project management business based in Sydney, Australia. The primary purpose of this acquisition was to expand our geographic presence and grow our infrastructure business in Australia.

- In July 2012, we acquired a majority ownership of DM Petroleum Operations Company ("DMP") headquartered in New Orleans, Louisiana. DMP manages and operates the Strategic Petroleum Reserve ("SPR") under contract to the U.S. Department of Energy (the "DoE"). The SPR is the world's largest reserve of emergency crude oil, and DMP has been the SPR management and operating contractor since 1993. DMP builds on our locally-based petroleum operations and maintenance expertise.
- In December 2011, we acquired Unique World Pty Ltd., headquartered in Sydney, Australia. Unique World is an information management and knowledge management consultancy specializing in enabling technologies such as collaboration, business process automation, business intelligence, intranets, and portals. Unique World expands the Company's capabilities in Australia to include such information technology ("IT") services, as well as expanding the client base to which we can offer these services.
- In November 2011, we acquired KlingStubbins, Inc., a 500-person firm headquartered in Philadelphia, Pennsylvania, USA, with offices located throughout the U.S. and China. KlingStubbins provides professional services in the areas of architecture, engineering, interiors, planning, and landscape architecture. The markets served by KlingStubbins include corporate/commercial, governmental, science and technology, higher education, mission critical, and interiors.
- In February 2011, we acquired Aker Solutions' Process and Construction ("P&C") business, a 4,500-person operating unit serving clients in the oil, gas, and refining markets, as well as the mining and minerals, chemicals, energy and environmental industries. The primary purpose for acquiring Aker Solutions' P&C business was to expand significantly our global presence in the mining and metals market; provide a new geographic region with South America; and enhance our regional presence in Australia, Europe, and North America. In a related transaction completed in April 2011, we acquired Aker Projects (Shanghai) Company Limited (Aker Solutions' onshore P&C operations in China). This element of the Aker transactions greatly expanded our presence and capabilities in China. The businesses and operations acquired in this transaction are sometimes referred to herein collectively as the "Aker Entities".
- In December 2010, we acquired Damon S. Williams ("DSWA"), a 50-person professional services firm headquartered in Phoenix, Arizona. Founded in 1987, DSWA specializes in water and wastewater facilities, with expertise in planning, design, construction administration and operations services. The primary purpose for acquiring DSWA was to expand our water and wastewater capabilities to better serve our customers in the western U.S.
- In October 2010, we acquired Sula Systems Ltd ("Sula"), a 70-person professional services firm headquartered in Gloucestershire, England. Founded in 1996, Sula provides systems engineering and technical services on large, complex programs and projects to clients in the United Kingdom defense and aerospace markets. Sula is also involved in a number of major defense programs in areas such as armored vehicles, complex weapons, test and evaluation, submarine nuclear propulsion, and capability and network level systems engineering. Sula also provides services relating to civil airliners and space-based subsystems. The primary purpose for acquiring Sula was to expand the Company's position in the defense and aerospace markets.
- In October 2010, we acquired TechTeam Government Solutions, Inc. ("TechTeam") a 500-person IT solutions company that provides support to U.S. federal, state and local government agencies, including the U.S. Department of Homeland Security, U.S. Army and U.S. Army Corps of Engineers. The firm's core competencies include systems integration, enterprise application integration, ERP implementation support, IT infrastructure support, network operations management, and call center operations. The primary purpose for acquiring TechTeam was to expand the Company's IT, modeling, and simulation services capabilities with the U.S. federal government.

After we complete an acquisition, we generally move very quickly to integrate the newly-acquired operations. We typically assign senior operations personnel to manage the overall integration process with assistance from our sales, accounting, legal, IT, human resources, and risk management departments. Although integrating newly acquired businesses can be very challenging, the assimilation process is critical in order to assure (i) that our global businesses processes and systems are properly deployed throughout the newly-acquired entities and (ii) that we can begin to leverage-off the acquired talents, skills, and expertise to grow our business and help our clients execute their capital programs. Newly-acquired businesses are generally not left as stand-alone entities within the Company's internal reporting system. The businesses we acquire are typically folded in to existing operational organizations within the Company. For additional information regarding certain issues related to our acquisition strategy, please refer to Item 1A—R*isk Factors* below.

Financial Information About Segments

Although we describe our business in this Annual Report on Form 10-K in terms of the various services we provide, the markets in which our clients operate, and the geographic areas in which we operate, we have concluded that our operations may be aggregated into one reportable segment pursuant to those accounting principles generally accepted in the U.S. ("U.S. GAAP"). In making this determination, we considered the various economic characteristics of our operations, including: the nature of the services we provide, the nature of our internal processes for delivering and distributing those services, and the types of customers we have. In addition to the discussion that follows, please refer to Note 14—*Segment Information* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

There is a high degree of similarity among the workforces employed across the categories of services we provide. For example, professionals in engineering and design services (i.e., services provided by persons who are degreed, and in certain circumstances licensed, such as engineers, architects, scientists, and economists) exist in all four service categories. In addition, there is a high degree of similarity among a significant component of the workforces we employ to perform construction and operations and maintenance ("O&M") projects. In providing construction and O&M services, we employ a large number of skilled craft labor personnel. These may include welders, pipe fitters, electricians, crane operators, and other personnel who work on very large capital projects (in the case of projects classified within the construction services category) or on smaller capital projects (in the case of maintenance projects classified within the O&M services category).

All of our offices use a matrix organizational structure. Our results, therefore, are dependent on groups representing technical disciplines (e.g., electrical engineering, mechanical engineering, cost engineering, etc.) supporting project management personnel (who maintain the relationship between our clients and us and are ultimately responsible for delivering projects to our clients safely, on time, and on budget). Additionally, all of our operating regions use common tools, policies, and procedures to manage and run their respective units. These include project review meetings, project performance evaluations, and project execution plans.

Each of the Company's operating regions provides most of the services the Company offers generally, and each of our operating regions includes in its customer base many of the same or similar clients as our other regions.

The use of technology throughout our organization is highly uniform. Whether it is computer-aided design and drafting ("CADD") applications used by our engineering and design staff, or modeling programs used by the scientific and consulting staff, or scheduling, estimating, and cost control applications used by home-office personnel in support of our construction and maintenance activities, all of the service categories described above are equally affected by changes in technology as they occur in the economy at large.

Furthermore, the types of information and internal reports used by the Company's chief operating decision maker (the "CODM"), who is also the Company's chief executive officer, and other members of management to monitor performance, evaluate results of operations, allocate resources, and otherwise manage the business support a single reportable segment. Accordingly, based on these similarities, we have concluded that our operations may be aggregated into one reportable segment for purposes of the disclosures included in this Annual Report on Form 10-K.

Services Provided

As described above, the services we provide generally fall into the following four broad categories: Project Services; Process, Scientific, and Systems Consulting services; Construction services; and Operations and Maintenance services.

The following table sets forth our revenues from each of our four service categories for each of the last five fiscal years (in thousands):

	2013	2012	2011	2010	2009
Project Services	$ 5,977,917	$ 5,693,419	$ 5,070,575	$4,224,898	$ 4,644,043
Process, Scientific, and Systems Consulting	705,694	772,031	815,561	888,405	894,446
Construction	3,825,878	3,145,311	3,060,820	3,722,101	4,763,640
Operations and Maintenance (“O&M”)	1,308,887	1,283,017	1,434,708	1,080,113	1,165,247
	$11,818,376	$10,893,778	$10,381,664	$9,915,517	$11,467,376

Project Services

We employ the engineering, architecture, interiors, design, planning, and related disciplines necessary to design and engineer modern process plants, buildings, infrastructure projects, technology and manufacturing facilities, consumer products manufacturing facilities, power plants and stations, pulp and paper plants, and other facilities.

We are capable of providing our clients with a variety of value engineering services, including “safety in design”. Through safety in design we integrate best practices, hazard analysis, and risk assessment methods early in the design phase of projects, taking those steps necessary to eliminate or mitigate injury and damage during the construction, start-up, testing and commissioning, and operations phases of a project.

In the area of construction management, we provide our clients with a wide range of services as an agent for our clients. We may act as program director, whereby we oversee, on the owner’s behalf, the complete planning, design, and construction phases of the project. Alternatively, our services may be limited to providing construction consulting.

Project Services also includes planning, scheduling, procurement, estimating, cost engineering, project accounting, quality and safety, and all other key support services needed for complete cradle-to-grave project delivery.

Process, Scientific, and Systems Consulting Services

We employ the professional and technical skills and expertise with respect to a broad range of consulting services, including: performing pricing studies, market analyses, and financial projections necessary in determining the feasibility of a project; performing gasoline reformulation modeling; analyzing and evaluating layout and mechanical designs for complex processing plants; analyzing automation and control systems; analyzing, designing, and executing biocontainment strategies; developing and performing process protocols with respect to the U.S. Food and Drug Administration-mandated qualification and validation requirements; and performing geological and metallurgical studies.

Also included in this service category are revenues relating to defense and aerospace-related programs. Such services typically are more technical and scientific in nature than other project services we provide, and may involve such tasks as supporting the development and testing of conventional weapons systems; weapons modeling and simulations; computer systems development, maintenance, and support; evaluation and testing of mission-critical control systems; aerospace, testing, and propulsion systems and facilities; and other highly technical or scientific tasks.

Construction Services

In addition to the construction management services included under Project Services above, we provide traditional field construction services to private and public sector clients. We also provide our clients with a modular construction option. Our modular construction includes the engineering and construction of a facility in an off-site fabrication and assembly environment, with final completion during the field erection phase. The option provides our clients with an alternative approach to traditional methods of engineering and construction, which can compress and shorten the construction schedule, reduce risk, lower costs, and provide environmental benefits. In the area of environmental remediation and restoration, we also provide environmental remedial construction services for a variety of public and private sector clients.

Historically, our field construction activities have been focused primarily on those construction projects for which we perform much of the related engineering and design work. By focusing our construction efforts in this way, we minimize the risks associated with constructing complex projects based on designs prepared by third parties. The financial risk to us of constructing complex assets based on designs prepared by third parties may be particularly significant on fixed-price contracts; therefore, we generally avoid this type of project. However, we will pursue construction-only projects when we can negotiate pricing and other contract terms we deem acceptable and which we believe can result in a fair return for the degree of risk we assume.

Operations and Maintenance ("O&M") Services

O&M refers to all of the tasks required to operate and maintain large, complex facilities on behalf of clients. We provide key management and support services over all aspects of the operations of a facility, including managing subcontractors and other on-site personnel. O&M also includes process plant maintenance services, which generally involves all tasks required to keep a process plant (typically a refinery or chemical plant) in day-to-day operation.

Within the aerospace and defense areas, O&M often requires us to provide the management and technical support services necessary to operate and maintain such sites as engine test facilities, weapons integration facilities, and high-tech simulation and verification centers. Such O&M contracts also frequently require us to provide facilities management and maintenance services; utilities operations and maintenance services; property management and disposition services; and construction support services.

Within the environmental area, O&M often includes engineering and technical support services as well as program management services necessary to remediate contaminated sites.

Although the gross profit margins we realize from O&M services are generally lower than those associated with the other services we provide, the costs to support maintenance activities are also generally lower. Also, O&M services offer us an opportunity for long-term relationships with clients. This aspect of O&M services greatly reduces the selling costs in respect of such services.

The Industries and Markets in Which Our Clients Operate

We market our services to clients where the scope of work required by their capital projects and programs is within our expertise. Within each market, we may offer specialty services unique to the sector, or services which differentiate us from our competitors in the marketplace.

The following table sets forth our revenues from each of the various industry groups and markets in which our clients operate for each of the last five fiscal years (in thousands):

	2013	2012	2011	2010	2009
Chemicals and Polymers	2,391,144	1,704,723	1,461,125	1,203,373	1,210,027
Refining—Downstream	2,337,387	2,379,750	2,256,092	2,876,059	3,850,734
National Government Programs	2,284,533	2,272,611	2,313,240	2,314,548	2,148,688
Infrastructure	1,015,864	1,085,649	1,219,633	938,978	933,519
Oil & Gas—Upstream	915,478	790,546	753,471	559,492	895,284
Buildings	738,404	843,938	893,528	869,248	793,041
Mining & Minerals	712,320	550,134	449,194	26,161	136,851
Pharmaceuticals and Biotechnology	523,490	576,303	404,687	589,795	875,007
Industrial and Other	899,756	690,124	630,694	537,863	624,225
	$11,818,376	$10,893,778	$10,381,664	$9,915,517	$11,467,376

Chemicals and Polymers

Our clients in this sector rely on our extensive knowledge of and experience with feedstock synthesis, chemical synthesis, and polymerization, including advanced polymerization reactors and state-of-the-art, post-reactor processing techniques to help bring new products and new facilities to market quickly and economically. We apply best practices on capital and maintenance work by leveraging resources within our alliances and partnerships. Specialty services we provide to our clients in these industries include project finance structuring consulting, market analysis, facility appraisal, and procurement with global inspection capabilities.

An important capability we offer our clients in the chemicals business is in the area of field services. We have contracts with major chemical producers worldwide to provide construction, on-site maintenance, and turnaround activities. Many of these contracts are evergreen in nature, with relationships extending over many years due to our focus on safety, value, and client satisfaction and lead us to numerous formal alliances.

Refining—Downstream

Our typical refining projects for global clients include new design and construction, revamps or expansions of existing plants, turnarounds, upgrades of individual process units within refineries, and long-term maintenance services. We also provide process assessments, facility appraisals, feasibility studies, technology evaluations, project finance structuring and support, and multi-client subscription services.

Our modular construction capabilities, asset management/maintenance services, and formal client alliances help differentiate us to customers operating in this industry. Using modular construction decreases congestion at the construction site and provides enhanced safety, cost, and project execution benefits in remote locations.

We also include power generation projects within our clients' refining and processing facilities, such as simple and combined cycle power projects, industrial gas turbines, and emergency power generation stations. In addition, we offer support in the procurement and commissioning of equipment.

National Government Programs

We categorize our National Government Programs as generally relating to aerospace and defense programs or environmental programs for government entities.

Aerospace and Defense Programs

We provide an in-depth range of science, engineering, construction and technical support services to the aerospace and defense industry. Long-term clients include the Ministry of Defence in the U.K., NASA, the DoD, the U.S. Special Operations Command ("USSOCOM"), and the Australian Department of Defence. Specific to NASA is our ability to design, build, operate, and maintain highly complex facilities relating to space systems, including test and evaluation facilities, launch facilities, and support infrastructure.

Our experience in the defense sector includes military systems acquisition management and strategic planning; operations and maintenance of test facilities and ranges; test and evaluation services in computer, laboratory, facility, and range environments; test facility computer systems instrumentation and diagnostics; and test facility design and build. We also provide systems engineering and integration of complex weapons and space systems, as well as hardware and software design of complex flight and ground systems.

We have provided advanced technology engineering services to the DoD for more than 50 years, and currently support major defense programs in the U.S. and internationally. We operate and maintain several DoD test centers and provide services and assist in the acquisition and development of systems and equipment for Special Operations Forces, as well as the development of biological, chemical, and nuclear detection and protection systems.

We maintain enterprise information systems for government and commercial clients worldwide, ranging from the operation of complex computational networks to the development and validation of specific software applications. We also support the DoD in a number of information technology programs, including network design, integration, and support; command and control technology; development and maintenance of databases and customized applications; and security solutions.

Environmental Programs

We provide environmental investigation, permitting, restoration, remediation, engineering, and site operations services to a number of European, North American, and Middle Eastern government agencies. Our projects include hazardous and nuclear waste management and site cleanup and closure; the preparation of feasibility studies and environmental investigations; environmental design; and remediation services on several national programs, as well as compliance with various national environmental policies.

Additionally, we support our clients in such areas as pollution prevention assessments; underground storage tank removal; contaminated soil and water remediation, monitoring and systems cleanup; long-term water quality management plans; and air quality planning and permitting. Much of this type of work is in support of large infrastructure projects that are underway in both Europe and in North America.

As a differentiating aspect of our support to our government clients, we provide asset management services in the form of long-term infrastructure operations and maintenance. Asset management also includes building closures that involve deactivation, decommissioning, and demolition of government facilities. This is an integral part of our services for the DoE.

Infrastructure

The strengths we offer our clients in this industry group include expertise in transportation, transit, aviation, water and wastewater, and civil construction projects throughout North America, Europe, India, the Middle East, and Asia. Representative clients include national government departments and agencies in the U.S. and the U.K.; state departments of transportation within the U.S.; other regional and local agencies; and private industry freight transport firms.

Transportation development/rehabilitation is a core competency of our infrastructure business. Typical projects include highways, bridges, transit, tunnels, airports, railroads, intermodal facilities, and maritime or port projects where our interdisciplinary teams work independently or as an extension of the client's staff. Providing alternative financing methods has proven successful in Europe where there is privatization of public infrastructure systems.

In water infrastructure, we help public and private sector clients develop or rehabilitate critical water resource systems. Emerging economies are investing heavily in water and wastewater systems, while governments in North America and Europe are addressing the challenges of drought and aging infrastructure. We also develop water/wastewater conveyance systems and water flood defense projects.

Oil & Gas—Upstream

As international oil companies develop reserves and try to maximize their existing resources, our expertise in a range of production methods, combined with our commitment to safety and strength in project management, helps us deliver a wide range of projects for oil and gas operators.

In the exploration and production market, our projects range from oil recovery through steam injection to gas treating, gas gathering, and gas storage projects including extraction of commercially valuable elements of the gas stream, utilizing new technologies such as Steam-Assisted Gravity Drainage ("SAGD").

Typical projects for our clients in this sector involve the design and construction of projects that recover oil and gas, and include oil thermal recovery facilities either by in-situ means or oil sands mining, upgraders, pipelines, gas plants, and CO_2 flood. These are typically large projects that may involve many of our offices and often include work-share with our Mumbai, India office as a value-added engineering center to reduce project costs.

We also provide substantial maintenance and modification services for aging oil and gas facilities around the world. In connection with the refining market, we also provide process assessments, facility appraisals, feasibility studies, technology evaluations, project finance structuring consulting services, and other support services.

Buildings

We have planned, designed, and constructed buildings for a variety of clients and markets for more than 60 years. We believe our global presence and understanding of contracting and delivery demands keep us in an excellent position to provide professional services worldwide.

Our diversified client base encompasses both public and private sectors and relates primarily to institutional, commercial, government and corporate buildings, including projects at many of the world's leading medical and research centers, and universities. We focus our efforts and resources in areas where capital spending initiatives drive demand, and where changes and advances in technology require innovative, value-adding solutions. We also provide integrated facility management services (sometimes through joint ventures with third parties) for which we assume responsibility for the ongoing operation and maintenance of entire commercial or industrial complexes on behalf of clients.

We have specific capabilities in energy and power, master planning, and commissioning for office headquarters, aviation facilities, mission-critical facilities, municipal and civic buildings, courts and correctional facilities, mixed-use and commercial centers, healthcare and education campuses, and recreation complexes.

Advanced technology clients require highly specialized buildings in the fields of medical research, nano science, biotechnology, and laser sciences. We offer total integrated design and construction management solutions to these projects, many of which are world leaders in their functions.

Our acquisition of design firm KlingStubbins reinforces our commitment to our clients in this industry group, expanding our capabilities to clients in the pharma-bio, data center, government intelligence, corporate headquarters/interiors, and science and technology-based education markets around the globe.

Our government building projects include large, multi-year programs in the U.S. and Europe. U.S. government agencies we serve include the Federal Aviation Administration ("FAA"); the General Services Administration ("GSA"); the Internal Revenue Service ("IRS"); the U.S. Departments of State, Treasury, Agriculture, Homeland Security, and Defense; and the Army National Guard, among others. In the U.K., we are leading the Custodial Services' project management delivery program to upgrade the U.K. prison stock and also certain security-led programs such as upgrading works to the Palace of Westminster and some regional police authorities.

We are providing services to the DoD on military family housing; quality of life projects; training, maintenance, and readiness facilities; and command and control centers, as well as military facilities supporting the DoD's global re-basing program, the 2005 Base Realignment and Closure ("BRAC") program.

Mining and Minerals

Our mining and minerals business targets the non-ferrous and ferrous metal markets, precious metals, energy minerals (uranium, coal, oil sands), and industrial and fertilizer minerals (mineral sands, borates, trona, phosphates and potash). We work with many of the resources companies undertaking new and existing facility upgrades and process plant developments. We offer project management; front-end studies; and full engineering, procurement, construction, and management ("EPCM") capabilities; completions, commissioning and start-up services specializing in new plant construction, brownfield expansions, and sustaining capital and maintenance projects.

For our mining and mineral clients, we provide the industry proprietary sulfuric acid production technology through our Chemetics® product—an important synergistic by-product of the smelting process and a key consumable in mines employing ore leaching technology. We are also able to deliver value to our mining clients by providing distinctive adjacent capabilities such as infrastructure and major equipment and materials to support their mining operations.

By focusing on mitigating our clients' resource risk, we are able to address challenges of tight labor markets by providing a reliable and familiar labor pool for their ongoing projects. We host local offices in the most active mining geographies (South America, Australia, Canada, India, and South Africa), and can thereby effectively help our clients improve their project delivery and resource availability.

Pharmaceuticals and Biotechnology

We provide our pharmaceuticals and biotechnology clients single-point consulting, engineering, procurement, construction management, and validation ("EPCMV") project delivery, enabling us to execute the industry's largest capital programs on a single-responsibility basis. Typical projects in this sector include laboratories, research and development facilities, pilot plants, bulk active pharmaceutical ingredient production facilities, full-scale biotechnology production facilities, and secondary manufacturing facilities.

As companies in this industry continue to experience pressure to decrease product time-to-market, reduce costs, and increase return on investment, the types of services we provide have grown over the years to include modular construction, as well as consulting and strategic planning to help our clients complete capital projects faster and more efficiently.

Regulatory compliance, state-of-the-art technology, and increased efficiencies are critical issues to our clients in these industries. We have expertise in containment, barrier technology, locally controlled environments, building systems automation, and off-the-site design and fabrication of facility modules; in addition to vaccine production and purification, and aseptic processing.

Industrial and Other

We provide a broad range of services to our clients operating in the power; pulp and paper; high-technology manufacturing; and food, beverage, and consumer products industries and markets.

Power

Global energy demand is expected to grow by nearly 50 percent over the next 25 years, according to the U.S. Energy Information Administration. Significant capital spend in the power business is being driven by plant obsolescence and the need for utilities to comply with regulatory requirements and changes in environmental legislation. Our typical projects include simple and combined cycle power projects, cogeneration power plants, asset lifetime extension projects, and emergency power generation stations. In addition to traditional engineering, we offer services in procurement and commissioning of equipment, as well as construction services for the power market including thermal, biomass, renewables, and nuclear energy facilities.

Pulp and Paper

The pulp and paper industry has been consolidating for many years, and several of our traditional pulp and paper clients have emerged as major consumer product companies. These clients have created new opportunities for us in non-traditional areas, such as wall board plants and facilities that manufacture diapers and feminine care products. Typical projects range from small mill projects to complex, multi-million-dollar paper machine rebuilds, mill expansions, and the construction of new facilities.

Pulp and paper projects encompass many areas of a mill, and our expertise also includes the converting and packaging of paper products for distribution and consumer use. Our pulp and paper capability extends through our offices in the U.S., U.K., France, Spain, Italy, and Mexico to clients worldwide. A significant portion of our work consists of assisting our clients in their compliance with environmental regulations and standards that affect the pulp and paper industry. We monitor all key environmental regulations affecting our clients and offer compliance studies, permitting support, design of pollution control systems, and compliance services regarding air pollutant standards and hazardous air pollutant emission limits from industrial boilers.

High-Technology Manufacturing

We provide our core services for a variety of high tech manufacturing and test facilities, particularly for clients in the automotive and industrial industries. Typical automotive projects range from conceptual design and feasibility studies to complete design-build programs of aero-acoustic wind tunnels, engine test facilities, acoustic enclosures, transmission test stands; powertrain, environmental, emissions, altitude, and electromagnetic compatibility test facilities; in-line and end-of-line component test stands; and computer-based measurement and control systems. We also serve advanced technology and research facilities, including facilities supporting research in fusion and fission energy, nanoscale materials, and high-powered lasers and X-rays to support important research activities in the U.S., Europe, and the U.K.

In addition, we perform projects for clients operating in the semiconductor industry. Projects in the semiconductor industry are typically more complex than many other commercial facilities, requiring a greater emphasis on cleanroom and similar high-end technologies. Our projects range from on-site plant engineering and tool hookups to multi-million dollar state-of-the-art wafer fabrication and crystal growing facilities used to produce solar energy cells, microprocessors for computers, and other consumer electronic devices.

Food, Beverage, and Consumer Products

As a provider to the food, beverage, and consumer products supply chain, our global presence and capabilities allow us to help our clients with targeted expansion and new investments. Our food processing services include hygienic design, clean-in-place ("CIP") systems, heat transfer systems, material handling of liquids and solids, refrigeration, and compliance with government requirements. From facility design to raw materials processing to converting, packaging, and distribution, our vast depth of expertise helps our clients do just that. Our knowledge of food and beverage processing results in plants that are productive, efficient, and economical.

Backlog

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. With respect to O&M contracts, however, we include in backlog the amount of revenues we expect to receive for only one succeeding year, regardless of the remaining life of the contract. For national government programs (other than U.S. federal O&M contracts), our policy is to include in backlog the full contract award, whether funded or unfunded, excluding option periods. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client. In addition, the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. Accordingly, backlog is not necessarily indicative of our future revenues or earnings.

Our backlog includes expected revenues for contracts that are based on estimates. For information regarding our backlog including those risk factors specific to backlog, please refer to Item 1A—*Risk Factors*, and Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*, below.

Significant Customers

The following table sets forth the percentage of total revenues earned directly or indirectly from agencies of the U.S. federal government for each of the last five fiscal years:

2013	2012	2011	2010	2009
19.9 %	22.1%	24.4%	25.4%	20.3%

It is uncommon for a commercial customer to contribute 10% or more of the Company's total revenues. On occasion, however, we will perform a number of field services projects for a single customer in the same fiscal year which, primarily because of the amount of pass-through costs (discussed below) that is included in revenue, will cause total revenue from that customer to exceed 10% of total consolidated revenues. For the fiscal year ended October 2, 2009 revenues earned from Motiva Enterprises LLC accounted for 12.2% of total consolidated revenues.

Financial Information About Geographic Areas

Selected financial information regarding the geographic areas in which we operate is included in Note 14—*Segment Information* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Contracts

While there is considerable variation in the pricing provisions of the contracts we undertake, our contracts generally fall into two broad categories: cost-reimbursable and fixed-price. The following table sets forth the percentages of total revenues represented by these types of contracts for each of the last five fiscal years:

	2013	2012	2011	2010	2009
Cost-reimbursable	85%	85%	84%	87%	86%
Fixed-price	15%	15%	16%	13%	14%

In accordance with industry practice, most of our contracts (including those with the U.S. federal government) are subject to termination at the discretion of the client, which is discussed in greater detail in Item 1A—*Risk Factors*. In such situations, our contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of termination.

When we are directly responsible for engineering, design, procurement, and construction of a project or the maintenance of a client's plant or facility, we reflect the costs of materials, equipment, and subcontracts in both revenues and costs. On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not reflected in either revenues or costs. The following table sets forth the approximate amount of such pass-through costs included in revenues for each of the last five fiscal years (in millions of dollars):

2013	2012	2011	2010	2009
$2,624.8	$2,328.4	$2,118.5	$2,723.3	$4,017.0

Cost-Reimbursable Contracts

Cost-reimbursable contracts generally provide for reimbursement of costs incurred plus an amount of profit. The profit element may be in the form of a simple mark-up applied to the labor costs incurred or it may be in the form of a fee, or a combination of a mark-up and a fee. The fee element can also take several forms. The fee may be a fixed amount; it may be an amount based on a percentage of the costs incurred; or it may be an incentive fee based on targets, milestones, or performance factors defined in the contract. In general, we prefer cost-reimbursable contracts because we believe the primary reason for awarding a contract to us should be our technical expertise and professional qualifications rather than price.

Fixed-Price Contracts

Fixed-price contracts include both "lump sum bid" contracts and "negotiated fixed-price" contracts. Under lump sum bid contracts, we typically bid against other contractors based on specifications the client furnishes. This type of pricing presents certain inherent risks, including the possibility of ambiguities in the specifications received, problems with new technologies, and economic and other changes that may occur over the contract period. Additionally, it is not unusual for lump sum bid contracts to lead to an adversarial relationship with clients, which is contrary to our relationship-based business model. Accordingly, lump sum bid contracts are not our preferred form of contract. In contrast, under a negotiated fixed-price contract, we are selected as the contractor first and then we negotiate a price with our client. Negotiated fixed-price contracts frequently exist in single-responsibility arrangements where we perform some portion of the work before negotiating the total price of the project. Thus, although both types of contracts involve a firm price for the client, the lump sum bid contract provides the greater degree of risk to us. However, because of economies that may be realized during the contract term, both negotiated fixed-price and lump sum bid contracts may offer greater profit potential than other types of contracts. Over the past five years, most of our fixed-price work has been either negotiated fixed-price contracts or lump sum bid contracts for project services, rather than turn-key construction.

Competition

For information regarding the competitive conditions in our business, please refer to Item 1A—*Risk Factors*, below.

Employees

At September 27, 2013, we had approximately 49,400 full-time, staff employees (including contract staff). Additionally, as of September 27, 2013, there were approximately 17,100 persons employed in the field on a project basis. The number of field employees varies in relation to the number and size of the maintenance and construction projects in progress at any particular time.

Executive Officers of the Registrant

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

The following table presents the information required by Paragraph (b) of Item 401 of Regulation S-K.

Name	Age	Position with the Company	Year Joined the Registrant
Craig L. Martin	63	President, Chief Executive Officer and Director	1994
Thomas R. Hammond	62	Executive Vice President, Operations	1975
George A. Kunberger, Jr.	61	Executive Vice President, Global Sales	1979
Andrew F. Kremer	56	Executive Vice President, Operations	1998
Gregory J. Landry	65	Executive Vice President, Operations	1984
Joseph G. Mandel	53	Executive Vice President, Operations	2011
John W. Prosser, Jr.	68	Executive Vice President, Finance and Administration and Treasurer	1974
Phillip J. Stassi	58	Executive Vice President, Operations	1977
Cora L. Carmody	56	Senior Vice President, Information Technology	2008
Lori S. Sundberg	49	Senior Vice President, Global Human Resources	2013
Michael R. Tyler	57	Senior Vice President and General Counsel	2013
Nazim G. Thawerbhoy	66	Senior Vice President and Controller	1979

All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the Board of Directors and, with the exception of Ms. Sundberg and Mr. Mandel, have served in executive and senior management capacities with the Company for more than five years.

Ms. Sundberg joined the Company in April 2013. Ms. Sundberg served as the Senior Vice President of Human Resources and Ethics at Arizona Public Services Company, from November 2007 to April 2013. From 1998 to 2007 she served in a number of global HR leadership roles with American Express. Mr Tyler joined the Company in June 2013. He previously serve as Executive Vice President, General Counsel and Secretary of Sanmina Corporation, and Chief Legal and Administrative Officer of Gateway, Inc. Mr. Mandel joined the Company in February 2011 through the acquisition of the Aker Entities. Mr. Mandel served in various senior management roles with Aker Solutions ASA since first joining them in 1995.

Available Information

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 100 F Street N.E., Washington, D.C., 20549. In order to obtain information about the operation of the Public Reference Room, a person may call the SEC at 1-800-732-0330. The SEC also maintains a site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website is http://www.sec.gov. You may also read and download the various reports we file with, or furnish to, the SEC free of charge from our website, http://www.jacobs.com.

Item 1A. RISK FACTORS

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition, and results of operations could be materially adversely affected.

Construction and maintenance sites are inherently dangerous workplaces. If we fail to maintain safe work sites, we can be exposed to significant financial losses as well as civil and criminal liabilities.

Construction and maintenance sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement such procedures or if the procedures we implement are ineffective, our employees and others may become injured. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our clients, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, our projects can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional groups whose primary purpose is to ensure we implement effective health, safety, and environmental ("HSE") work procedures throughout our organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject us to liability.

Our safety record is critical to our reputation. Many of our clients require that we meet certain safety criteria to be eligible to bid for contracts and many contracts provide for automatic termination or forfeiture of some or all of our contract fees or profit in the event we fail to meet certain measures. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our business, financial condition, and results of operations.

Our project execution activities may result in liability for faulty engineering services.

Our failure to make judgments and recommendations in accordance with applicable professional standards could result in large damages. Our engineering practice, for example, involves professional judgments regarding the planning, design, development, construction, operations and management of industrial facilities and public infrastructure projects. While we do not generally accept liability for consequential damages, and although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event at one of our project sites or completed projects resulting from the services we have performed could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. These liabilities could exceed our insurance limits or the fees we generate, or could impact our ability to obtain insurance in the future. In addition, clients or subcontractors who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. An uninsured claim, either in part or in whole, if successful and of a material magnitude, could have a substantial impact on our operations.

The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations.

We are a party to litigation in the normal course of business. Since we engage in engineering and construction activities for large facilities and projects where design, construction or systems failures can result in substantial injury or damage to employees or others, we are exposed to substantial claims and litigation if there is a failure at any such project. Such claims could relate to, among other things, personal injury, loss of life, business interruption, property damage, pollution, and environmental damage and be brought by our clients or third parties, such as those who use or reside near our clients' projects. We can also be exposed to claims if we agreed that a project will achieve certain performance standards or satisfy certain technical requirements and those standards or requirements are not met. In many of our contracts with clients, subcontractors, and vendors, we agree to retain or assume potential liabilities for damages, penalties, losses, and other exposures relating to projects that could result in claims that greatly exceed the anticipated profits relating to those contracts. In addition, while clients and subcontractors may agree to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

We maintain insurance coverage for various aspects of our business and operations. Our insurance programs have varying coverage limits and maximums, and insurance companies may seek to deny claims we might make. In addition, we have elected to retain a portion of losses that may occur through the use of various deductibles, limits, and retentions under these programs. As a result, we may be subject to future liability for which we are only partially insured, or completely uninsured. Our insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfill their insurance obligations due to insolvency or otherwise.

In addition, the nature of our business sometimes results in clients, subcontractors, and vendors presenting claims to us for, among other things, recovery of costs related to certain projects. Similarly, we occasionally present change orders and other claims to our clients, subcontractors, and vendors. If we fail to document properly the nature of our claims and change orders or are otherwise unsuccessful in negotiating reasonable settlements with our clients, subcontractors, and vendors, we could incur cost overruns, reduced profits or, in some cases, a loss for a project. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results. Additionally, irrespective of how well we document the nature of our claims and change orders, the cost to prosecute and defend claims and change orders can be significant.

Litigation and regulatory proceedings are subject to inherent uncertainties and unfavorable rulings can and do occur. Pending or future claims against us could result in professional liability, product liability, criminal liability, warranty obligations, and other liabilities which, to the extent we are not insured against a loss or our insurer fails to provide coverage, could have a material adverse impact on our business, financial condition, and results of operations.

We bear the risk of cost overruns in fixed-price contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

For fiscal 2013, approximately 15.0% of our revenues were earned under contracts that were fixed-price in nature. For these contracts, we bear the risk of paying some, if not all, of any cost overruns. Fixed-price contract amounts are established in part on cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If these estimates prove inaccurate, there are errors or ambiguities as to contract specifications, or if circumstances change due to, among other things, unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of raw materials, or our vendors' or subcontractors' inability to perform, then cost overruns may occur and we could experience reduced profits or, in some cases, a loss for that project. If the project is significant, or there are one or more issues that impact multiple projects, costs overruns could have a material adverse impact on our business, financial condition, and results of operations.

Our vulnerability to the cyclical nature of the markets in which our clients operate is exacerbated during economic downturns or time of political uncertainty.

We provide technical, professional, construction, and O&M services to clients operating in a number of markets including oil and gas exploration, production, and refining; programs for various national governments, including the U.S. federal government; chemicals and polymers; mining and minerals; pharmaceuticals and biotechnology; infrastructure; buildings; power; and other, general industrial and consumer businesses and markets (such as technology and manufacturing; pulp and paper; and food and consumer products). These markets and the resulting demand for our services have been, and we expect will continue to be, cyclical and subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions and changes in client spending, particularly during periods of economic or political uncertainty.

Current global economic and political conditions have negatively impacted many of our clients' ability and willingness to fund their projects. They have also caused our clients to reduce their capital expenditures, alter the mix of services purchased, seek more favorable price and other contract terms, and otherwise slow their spending on our services. For example, in the public sector, declines in state tax revenues as well as other economic declines may result in lower state and local government spending. In addition, due to these conditions many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in contracts that we might not deem acceptable. These conditions have reduced the demand for our services, which has had a significant negative impact on our business and results of operations.

Current economic conditions also make it extremely difficult for our clients, our vendors, and us to accurately forecast and plan future business activities and could cause businesses to continue to slow spending on our services. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery worldwide or in our clients' markets. In addition, our business has traditionally lagged recoveries in the general economy and, therefore, may not recover as quickly as the economy at large. A continuation or worsening of current weak economic conditions or a reduction in government spending could have a material adverse impact on our business, financial condition, and results of operations.

Regardless of economic or market conditions, investment decisions by our customers may vary by location or as a result of other factors like the availability of labor or relative construction cost. Because we are dependent on the timing and funding of new awards, we are therefore vulnerable to changes in our clients' markets and investment decisions. As a result, our past results have varied and may continue to vary depending upon the demand for future projects in the markets and the locations in which we operate.

Fluctuations in commodity prices may affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

Commodity prices can affect our customers in a number of ways. For example, for those customers that produce commodity products such as oil, gas, copper, or fertilizers, fluctuations in price can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, and results of operations.

Commodity prices can also strongly affect the costs of projects. Rising commodity prices can negatively impact the potential returns on investments that are planned, as well as those in progress, and result in customers deferring new investments or canceling or delaying existing projects. Cancellations and delays have affected our past results and may continue to do so in significant and unpredictable ways and could have a material adverse impact on our business, financial condition, and results of operations.

Our continued success is dependent upon our ability to hire, retain, and utilize qualified personnel.

The success of our business is dependent upon our ability to hire, retain, and utilize qualified personnel, including engineers, architects, designers, craft personnel, and corporate management professionals who have the required experience and expertise. From time to time, it may be difficult to attract and retain qualified individuals with the expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire and retain qualified personnel.

In addition, as some of our key personnel approach retirement age, we need to have appropriate succession plans in place and to successfully implement such plans. If we cannot attract and retain qualified personnel or effectively implement appropriate succession plans, it could have a material adverse impact on our business, financial condition, and results of operations.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff, reductions in staff, or redundancy of facilities that could have a material adverse impact on our business, financial conditions, and results of operations.

Contracts with the U.S. federal government and other governments and their agencies pose additional risks relating to future funding and compliance.

Contracts with the U.S. federal government and other governments and their agencies, which are a significant source of our revenue and profit, are subject to various uncertainties, restrictions, and regulations including oversight audits by various government authorities as well as cost controls. Government contracts are also exposed to uncertainties associated with funding such as sequestration. Contracts with the U.S. federal government, for example, are subject to the uncertainties of Congressional funding. Governments are typically under no obligation to maintain funding at any specific level, and funds for government programs may even be eliminated.

As a result, our government clients may reduce the scope or terminate our contracts for convenience or decide not to renew our contracts with little or no prior notice. Since government contracts represent a significant percentage of our revenues (for example, those with the U.S. federal government represented approximately 19.9% of our total revenue in fiscal 2013), a significant reduction in government funding or the loss of such contracts could have a material adverse impact on our business, financial condition, and results of operations.

Most government contracts are awarded through a rigorous competitive process. The U.S. federal government has increasingly relied upon multiple-year contacts with multiple contractors that generally require those contractors to engage in an additional competitive bidding process for each task order issued under a contract. This process may result in us facing significant additional pricing pressure and uncertainty and incurring additional costs. Moreover, we may not be awarded government contracts because of existing policies designed to protect small businesses and under-represented minorities. Our inability to win new contracts or be awarded work under existing contracts could have a negative impact on our business and results of operations.

In addition, government contracts are subject to specific procurement regulations and a variety of other socio-economic requirements, which affects how we transact business with our clients and, in some instances, impose additional costs on our business operations. For example, for contracts with the U.S. federal government, we must comply with the Federal Acquisition Regulation, the Truth in Negotiations Act, the Cost Accounting Standards, the Service Contract Act, and numerous regulations governing, environmental protection, and employment practices. Government contracts also contain terms that expose us to heightened levels of risk and potential liability than non-government contracts. This includes, for example, unlimited indemnification obligations.

We also are subject to government audits, investigations, and proceedings. For example, government agencies such as the U.S. Defense Contract Audit Agency routinely review and audit us to determine the adequacy of and our compliance with our internal control systems and policies and whether allowable costs are in accordance with applicable regulations. These audits can result in a determination that a rule or regulation has been violated or that adjustments are necessary to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies.

If we violate a rule or regulation, fail to comply with a contractual or other requirement or do not satisfy an audit, a variety of penalties can be imposed including monetary damages and criminal and civil penalties. In addition, any or all of our government contracts could be terminated, we could be suspended or debarred from all government contract work, or payment of our costs could be disallowed. For example, in so-called "qui tam" actions brought by individuals or the government under the U.S. Federal False Claims Act or under similar state and local laws, treble damages can be awarded. The occurrence of any of these actions could harm our reputation and could have a material adverse impact on our business, financial condition, and results of operations.

Many of our federal government contracts require us to have security clearances, which can be difficult and time consuming to obtain. If our employees are unable to obtain or retain the necessary securities clearances, our clients could terminate or not renew existing contracts or award us new contracts. To the extent this occurs, our operations and results of operations could be negatively impacted.

The contracts in our backlog may be adjusted, cancelled or suspended by our clients and, therefore, our backlog is not necessarily indicative of our future revenues or earnings. Additionally, even if fully performed, our backlog is not a good indicator of our future gross margins.

As of the end of fiscal 2013, our backlog totaled approximately $17.2 billion. There is no assurance that backlog will actually be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client. In addition, the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. The revenue for certain contracts included in backlog are based on estimates. Projects can remain in backlog for extended periods of time because of the nature of the project and the timing of the particular services required by the project. The risk of contracts in backlog being cancelled or suspended generally increases during periods of wide-spread economic slowdowns.

Additionally, the way we perform on our individual contracts can affect greatly our gross margins and hence, future profitability. In some markets, there is a continuing trend towards cost-reimbursable contracts with incentive-fee arrangements. Typically, our incentive fees are based on such things as achievement of target completion dates or target costs, overall safety performance, overall client satisfaction, and other performance criteria. If we fail to meet such targets or achieve the expected performance standards, we may receive a lower, or even zero, incentive fee resulting in lower gross margins. Accordingly, there is no assurance that the contracts in backlog, assuming they produce the revenues currently expected, will generate gross margins at the rates we have realized in the past.

Negative conditions in the credit and financial markets and delays in receiving client payments could result in liquidity problems.

Although we finance much of our operations using cash provided by operations, at times we depend on the availability of credit to grow our business and to help fund business acquisitions. In addition, some of our clients depend on the availability of credit to help finance their capital projects. Instability in the credit markets in the U.S. or abroad, could cause the availability of credit to be relatively difficult or expensive to obtain. This situation could make it more difficult or more expensive for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness, or obtain funding through the issuance of securities or such additional capital may not be available on terms acceptable to us. We may also enter into business acquisition agreements that require us to access credit, which if not available at the closing of the acquisition could result in a breach of the acquisition agreement and a resulting claim for damages by the sellers of such business. In addition, market conditions could negatively impact our clients' ability to fund their projects and, therefore, utilize our services, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, we are subject to the risk that the counterparties to our credit agreements may go bankrupt if they suffer catastrophic demand on their liquidity that will prevent them from fulfilling their contractual obligations to us. We also routinely enter into contracts with counterparties including vendors, suppliers, and subcontractors that may be negatively impacted by events in the credit markets. If those counterparties are unable to perform their obligations to us or our clients, we may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of services to our clients. These circumstances could also lead to disputes and litigation with our partners or clients, which could have a material adverse impact on our reputation, business, financial condition, and results of operations.

In addition, we typically bill our clients for our services in arrears and are, therefore, subject to our clients delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a diminution in our clients' access to the credit markets. If one or more clients delays in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse impact on our liquidity, financial condition, and results of operations.

Furthermore, our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, Europe, South America, Australia and Asia. Some of our accounts hold deposits in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy or forced receivership, or have been seized by their governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash which may result in a temporary liquidity crisis that could impede our ability to fund operations.

Our use of joint ventures and partnerships exposes us to risks and uncertainties, many of which are outside of our control.

As is common in the industry, we perform certain contracts as a member of joint ventures, partnerships, and similar arrangements. This situation exposes us to a number of risks, including the risk that our partners may be unable to fulfill their obligations to us or our clients. Our partners may also be unable or unwilling to provide the required levels of financial support to the partnerships. If these circumstances occur, we may be required to pay financial penalties or liquidated damages, provide additional services, or make additional investments to ensure adequate performance and delivery of the contracted services. Under agreements with joint and several liabilities, we could be liable for both our obligations and those of our partners. These circumstances could also lead to disputes and litigation with our partners or clients, all of which could have a material adverse impact on our reputation, business, financial condition, and results of operations.

We participate in joint ventures and similar arrangements in which we are not the controlling partner. In these cases, we have limited control over the actions of the joint venture. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling partner makes decisions that negatively impact the joint venture or internal control problems arise within the joint venture, it could have a material adverse impact on our business, financial condition, and results of operations.

The failure by a joint venture partner to comply with applicable laws, regulations or client requirements could negatively impact our business and, for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

We are dependent on third parties to complete many of our contracts.

Much of the work performed under our contracts is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If we are not able to locate qualified third-party subcontractors or the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum or a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, we may be required to source these services, equipment or supplies to other third parties on a delayed basis or on less favorable terms, which could impact contract profitability. In the current economic environment, third parties may find it difficult to obtain sufficient financing to help fund their operations. The inability to obtain financing could adversely affect a third party's ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations. In addition, a failure by a third party subcontractor, supplier or manufacturer to comply with applicable laws, regulations or client requirements could negatively impact our business and, for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

Maintaining adequate bonding and letter of credit capacity is necessary for us to successfully bid on and win some contracts.

In line with industry practice, we are often required to provide performance or payment bonds to our customers. These bonds indemnify the customer should we fail to perform our obligations under the contract. If a bond is required for a particular project and we are unable to obtain an appropriate bond, we cannot pursue that project.

Historically, we have had adequate bonding and letter of credit capacity but, as is typically the case, the issuance of a bond is at the surety's sole discretion and the issuance of a letter of credit is based on the Company's credit worthiness. Because of an overall lack of worldwide bonding capacity, we may find it difficult to find sureties who will provide required levels of bonding or such bonding may only be available at significant additional cost. There can be no assurance that our bonding capacity will continue to be available to us on reasonable terms. Our inability to obtain adequate bonding and, as a result, to bid on new contracts that require such bonding could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Past and future environmental, heath, and safety laws could impose significant additional costs and liabilities.

We are subject to a variety of environmental, health, and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage, and disposal of hazardous or waste materials and the remediation of contamination associated with the releases of hazardous substances and human health and safety. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Violations of these regulations could subject us and our management to civil and criminal penalties and other liabilities.

Various U.S. federal, state, local, and foreign environmental laws and regulations may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management or environmental remediation activities. These laws may impose responsibility and liability without regard to knowledge of or causation of the presence of contaminants. The liability under these laws is joint and several. We have potential liabilities associated with our past waste management and other activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the imposition of unforeseen clean-up obligations at these or other sites could have a material adverse impact on our financial condition and results of operations.

When we perform our services, our personnel and equipment may be exposed to radioactive and hazardous materials and conditions. We may be subject to liability claims by employees, customers, and third parties as a result of such exposures. In addition, we may be subject to fines, penalties or other liabilities arising under environmental or safety laws. A claim, if not covered by insurance, could have a material adverse impact on our results of operations and financial condition.

Such laws, regulations and policies are reviewed periodically and any changes could affect us in substantial and unpredictable ways. Such changes could, for example, relax or repeal laws and regulations relating to the environment, which could result in a decline in the demand for our environmental services and, in turn, could negatively impact our revenue. Our failure to comply with such laws or regulations, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

In addition, we and many of our clients operate in highly regulated environments, which may require us or our clients to obtain, and to comply with, federal, state, and local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with, or the loss or modification of, the conditions of permits or approvals may subject us to penalties or other liabilities, which could have a material adverse impact on our business, financial condition, and result of operations.

If we fail to comply with federal, state, local or foreign governmental requirements, our business may be adversely affected.

We are subject to U.S. federal, state, local and foreign laws and regulations that affect our business. For example, our global operations require importing and exporting goods and technology across international borders. Although we have policies and procedures to comply with U.S. and foreign international trade laws, the violation of such laws could subject the Company and its employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and therefore, our ability to do business.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could weaken our ability to win contracts, which could result in reduced revenues and profits.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. For example, we routinely provide services that may be highly sensitive or that relate to critical national security matters; if a security breach were to occur, our ability to procure future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, loss of security clearance, and suspension or debarment from contracting, which could weaken our ability to win contracts and result in reduced revenues and profits and could have a material adverse impact on our business, financial condition, and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA or other violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations.

The loss of or a significant reduction in business from one or a few customers could have an adverse impact on us.

A few clients have in the past and may in the future account for a significant portion of our revenue and/or backlog in any one year or over a period of several consecutive years. For example, in fiscal 2013, 2012, and fiscal 2011, approximately 19.9%, 22.1%, and 24.4%, respectively, of our revenue was earned directly or indirectly from agencies of the U.S. federal government. Although we have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, delay, or cancel their contracts at any time. Our loss of or a significant reduction in business from a significant client could have a material adverse impact on our business, financial condition, and results of operations.

We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.

We face intense competition to provide technical, professional, and construction services to clients. The extent of such competition varies by industry, geographic market, and project type. For example, with respect to our construction and operations and maintenance services, clients generally award large projects to large contractors, which may give our larger competitors an advantage when bidding for these projects. Conversely, with respect to our engineering, design, architectural, and consulting services, low barriers of entry can result in competition with smaller, newer competitors. If we are unable to compete effectively, we may experience a loss of market share or reduced profitability or both, which if significant, could have a material adverse impact on our business, financial condition, and results of operations.

Our larger competitors for engineering, construction, and maintenance services for process plants include Bechtel, Fluor, Foster Wheeler, KBR, Technip, WorleyParsons, CB&I, and AMEC. In the area of buildings, our competitors include several of the competitors previously mentioned as well as HDR, HOK, AECOM, and Turner. In the area of infrastructure, our competitors include several of the competitors previously mentioned as well as URS, Parsons Brinckerhoff, HNTB, Tetra Tech, Parsons, and W.S. Atkins. In the area of national government programs, our principal competitors include several of the competitors listed above as well as Leidos, CH2M Hill, Weston, Lockheed Martin, and Computer Sciences Corporation.

In addition to the risks discussed elsewhere in Risk Factors, our international operations are also exposed to additional risks and uncertainties including unfavorable political developments and weak foreign economies.

For fiscal 2013, approximately 40.8% of our revenues was earned from clients outside the U.S. Our business is dependent on the continued success of our international operations, and we expect our international operations to continue to account for a significant portion of our total revenues. Our international operations are subject to a variety of risks, including:

- Recessions and other economic crises in other regions, such as Europe, or specific foreign economies and the impact on our costs of doing business in those countries;
- Difficulties in staffing and managing foreign operations, including logistical and communication challenges;
- Unexpected changes in foreign government policies and regulatory requirements;
- Lack of developed legal systems to enforce contractual rights;
- Renegotiation or nullification of our existing contracts;
- The adoption of new, and the expansion of existing, trade or other restrictions;
- Embargoes;
- Acts of war, civil unrest, force majeure, and terrorism;
- The ability to finance efficiently our foreign operations;
- Social, political, and economic instability;
- Expropriation of property;
- Tax increases;
- Limitations on the ability to repatriate foreign earnings; and
- U.S. government policies.

The lack of a well-developed legal system in some of these countries may make it difficult to enforce our contractual rights. In addition, military action or continued unrest, particularly in the Middle East, could impact the supply or pricing of oil, disrupt our operations in the region and elsewhere. To the extent our international operations are affected by unexpected or adverse economic, political and other conditions, our business, financial condition, and results of operations may be adversely affected.

We work in international locations where there are high security risks, which could result in harm to our employees or unanticipated cost.

Some of our services are performed in high risk locations, where the country or location is subject to political, social or economic risks, or war or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain the safety of our personnel. Despite these activities, in these locations, we cannot guarantee the safety of our personnel and we may suffer future losses of employees and subcontractors.

Foreign exchange risks may affect our ability to realize a profit from certain projects.

Our reported financial condition and results of operations are exposed to the effects (both positive and negative) that fluctuating exchange rates have on the process of translating the financial statements of our international operations, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. While we generally attempt to denominate our contracts in the currencies of our expenditures, we do enter into contracts that expose us to currency risk, particularly to the extent contract revenue is denominated in a currency different than the contract costs. We attempt to minimize our exposure from currency risks by obtaining escalation provisions for projects in inflationary economies or entering into derivative (hedging) instruments, when there is currency risk exposure that is not naturally mitigated via our contracts. These actions, however, may not always eliminate currency risk exposure. Based on fluctuations in currency, the U.S. dollar value of our backlog may from time to time increase or decrease significantly. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund the financing requirements of our operations in other countries.

Our business strategy relies in part on acquisitions to sustain our growth. Acquisitions of other companies present certain risks and uncertainties.

Our business strategy involves growth through, among other things, the acquisition of other companies. Acquiring companies presents a number of risks, including:

- Assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated;
- Valuation methodologies may not accurately capture the value of the acquired business;
- Failure to realize anticipated benefits, such as cost savings and revenue enhancements;
- Difficulties relating to combining previously separate entities into a single, integrated, and efficient business;
- The effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired companies;
- Potentially substantial transaction costs associated with business combinations;
- Potential impairment resulting from the overpayment for an acquisition;
- Difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities;
- Increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; and
- Difficulties in applying and integrating our system of internal controls to an acquired business.

While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have ability to financially support the indemnity.

In addition, there is no assurance that we will continue to locate suitable acquisition targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Existing cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, may be insufficient to make acquisitions Credit market conditions may also make it more difficult and costly to finance acquisitions. Acquisitions may also bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.

In the event we issue stock as consideration for certain acquisitions we may make, we could dilute share ownership.

One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. Accordingly, we filed a shelf registration statement on Form S-4 on December 7, 2007. If we issue additional equity securities pursuant to this shelf registration statement or otherwise, such issuances could have the effect of diluting our earnings per share as well as our existing shareholders' individual ownership percentages in the Company.

Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

Our quarterly operating results may fluctuate significantly, which could have a material negative effect on the price of our common stock, because of a number of factors, including:

- Fluctuations in the spending patterns of our government and commercial customers;
- The number and significance of projects executed during a quarter;
- Unanticipated changes in contract performance, particularly with contracts that have funding limits;
- The timing of resolving change orders, requests for equitable adjustments, and other contract adjustments;
- Delays incurred in connection with a project;
- Changes in prices of commodities or other supplies;
- Weather conditions that delay work at project sites;
- The timing of expenses incurred in connection with acquisitions or other corporate initiatives;
- Natural disasters or other crises;
- Staff levels and utilization rates;
- Changes in prices of services offered by our competitors; and
- General economic and political conditions.

Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

In preparing our financial statements, our management is required under U.S. GAAP to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- Recognition of contract revenue, costs, profit or losses in applying the principles of percentage of completion accounting;

- Estimated amounts for expected project losses, warranty costs, contract close-out or other costs;
- Recognition of recoveries under contract change orders or claims;
- Collectability of billed and unbilled accounts receivable and the need and amount of any allowance for doubtful accounts;
- The amount of reserves necessary for self-insured risks;
- Accruals for estimated liabilities, including litigation reserves;
- Valuation of assets acquired, and liabilities, goodwill, and intangible assets assumed, in acquisitions;
- Valuation of stock-based compensation; and
- The determination of liabilities under pension and other post-retirement benefit programs.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and results of operations.

An impairment charge of goodwill could have a material adverse impact on our financial condition and results of operations.

Under U.S. GAAP, we are required to test goodwill carried in our Consolidated Balance Sheets for possible impairment on an annual basis based upon a fair value approach. As of September 27, 2013, we had $2.0 billion of goodwill, representing 27.8% of our total assets of $7.3 billion. We have chosen to perform our annual impairment reviews of goodwill at the end of the third quarter of our fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in a reporting unit's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, potential government actions toward our facilities, and other factors.

If the fair value of our reporting units is less than their carrying value, we could be required to record an impairment charge. The amount of any impairment could be significant and could have a material adverse impact on our financial condition and results of operations for the period in which the charge is taken. For a further discussion of goodwill impairment testing, please see Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations* below.

We may be required to contribute additional cash to meet any underfunded benefit obligations associated with retirement and post-retirement benefit plans we manage.

We have various employee benefit plan obligations that require us to make contributions to satisfy, over time, our underfunded benefit obligations, which are generally determined by calculating the projected benefit obligations minus the fair value of plan assets. For example, as of September 27, 2013, and September 28, 2012, our defined benefit pension and post-retirement benefit plans were projected to be underfunded by $402.5 million and $463.7 million, respectively. See Note 6—*Pension Plans* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K for additional disclosure. In the future, our benefit plan obligations may increase or decrease depending on changes in the levels of interest rates, pension plan asset performance and other factors. If we are required to contribute a significant amount of the deficit for underfunded benefit plans, our cash flows could be materially and adversely affected.

Rising inflation, interest rates, and/or construction costs could reduce the demand for our services as well as decrease our profit on our existing contracts, in particular with respect to our fixed-price contracts.

Rising inflation, interest rates, or construction costs could reduce the demand for our services. In addition, we bear all of the risk of rising inflation with respect to those contracts that are fixed-price. Because a significant portion of our revenues are earned from cost-reimbursable type contracts (approximately 85.0% during fiscal 2013), the effects of inflation on our financial condition and results of operations over the past few years have been generally minor. However, if we expand our business into markets and geographic areas where fixed-price and lump-sum work is more prevalent, inflation may have a larger impact on our results of operations in the future. Therefore, increases in inflation, interest rates or construction costs could have a material adverse impact on our business, financial condition, and results of operations.

We may be affected by market or regulatory responses to climate change.

Growing concerns about climate change may result in the imposition of additional environmental regulations. For example, there is a growing consensus that new and additional regulations may be enacted concerning, among other things, greenhouse gas emissions could result in increased compliance costs for us and our clients. Legislation, international protocols, regulation or other restrictions on emissions could also affect our clients, including those who are involved in the exploration, production or refining of fossil fuels. Such changes could increase the costs of projects for our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services, which would in turn have a material adverse impact on our business, financial condition, and results of operations. However, these changes could also increase the pace of projects, such as carbon capture or storage projects, that could have a positive impact on our business. We cannot predict when or whether any of these various proposals may be enacted or what their effect will be on us or on our customers.

Our effective tax rate may increase or decrease.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe that our tax estimates and tax positions are reasonable, they could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations, and related interpretations, our global mix of earnings, the realizability of deferred tax assets and changes in uncertain tax positions. An increase or decrease in our effective tax rate could have a material adverse impact on our financial condition and results of operations.

Systems and information technology interruption could adversely impact our ability to operate.

We rely heavily on computer, information, and communications technology and related systems in order to properly operate our business. From time to time, we experience occasional system interruptions and delays. In the event we are unable to regularly deploy software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to maintain or improve the efficiency and efficacy of our systems, the operation of such systems could be interrupted or result in the loss, corruption, or release of data. In addition, our computer and communication systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, intentional or inadvertent user misuse or error, or similar events or disruptions. Any of these or other events could cause interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse impact on our business, financial condition, protection of intellectual property, and results of operations, as well as those of our clients.

We may not be able to protect our intellectual property or that of our clients.

Our technology and intellectual property provide us, in many instances, with a competitive advantage. Although we protect our property through patent registrations, license restrictions, and similar mechanisms, we may not be able to successfully preserve our rights and they could be invalidated, circumvented, challenged or become obsolete. In addition, the laws of some foreign countries in which we operate do not protect intellectual property rights to the same extent as the U.S. If we are unable to protect and maintain our intellectual property rights or if there are any successful intellectual property challenges or infringement proceedings against us, our ability to differentiate our service offerings could be reduced. In addition, our clients or other third parties may also provide us with their technology and intellectual property. There is a risk we may not sufficiently protect our or their information from improper use or dissemination and, as a result, could be subject to claims and litigation and resulting liabilities, loss of contracts or other consequences that could have an adverse impact on our business, financial condition, and results of operations.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or man-made disasters, could negatively impact our ability to operate. As an example, from time to time we face unexpected severe weather conditions which may result in weather-related delays that are not always reimbursable under a fixed-price contract; evacuation of personnel and curtailment of services; increased labor and material costs in areas resulting from weather-related damage and subsequent increased demand for labor and materials for repairing and rebuilding; inability to deliver materials, equipment and personnel to jobsites in accordance with contract schedules and loss of productivity. We may remain obligated to perform our services after any such natural or man-made event, unless a force majeure clause or other contractual provision provides us with relief from our contractual obligations. If we are not able to react quickly to such events, or if a high concentration of our projects are in a specific geographic region that suffers from a natural or man-made catastrophe, our operations may be significantly affected, which could have a negative impact on our operations. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our clients which may reduce our profits.

We are subject to professional standards, duties and statutory obligations on professional reports and opinions we issue, which could subject us to monetary damages.

We issue reports and opinions to clients based on our professional engineering expertise as well as our other professional credentials that subject us to professional standards, duties and obligations regulating the performance of our services. For example, we issue opinions and reports to government clients in connection with securities offerings. If a client or another third party alleges that our report or opinion is incorrect or it is improperly relied upon and we are held responsible, we could be subject to significant monetary damages.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

We are a Delaware corporation. Certain anti-takeover provisions of the Delaware general corporation law impose restrictions on the ability of others to acquire control of us. In addition, certain provisions of our charter documents may impede or discourage a takeover. For example:

- Our Board of Directors is divided into three classes serving staggered three-year terms;
- Only our Board of Directors can fill vacancies on the board;
- There are various restrictions on the ability of a shareholder to nominate a director for election; and
- Our Board of Directors can authorize the issuance of preference shares.

These types of provisions, as well as our ability to adopt a shareholder rights agreement in the future, could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, stockholders may be limited in the ability to obtain a premium for their shares.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our properties consist primarily of office space within general, commercial office buildings located in major cities primarily in the following countries: United States; Australia; Austria; Belgium; Canada; Chile; China; Finland; France; Germany; Greece; India; Italy; Mexico; Morocco; The Netherlands; Oman; Poland; Puerto Rico; Peru; Republic of Ireland; Saudi Arabia; South Africa; Singapore; Spain; Sweden; United Arab Emirates; and the United Kingdom. Such space is used for operations (providing technical, professional, and other home office services), sales, and administration. Most of our properties are leased. In addition, we own facilities located in Charleston, South Carolina which serve as our principal manufacturing and fabrication site for our modular construction activities. We also have fabrication facilities located in Canada in Pickering, Ontario and Edmonton and Lamont, Alberta. The total amount of space used by us for all of our operations is approximately 8.5 million square feet.

We also lease smaller, project offices located throughout the U.S., the U.K., and in certain other countries. We also rent most of our construction equipment on a short-term basis.

Item 3. LEGAL PROCEEDINGS

The information required by this Item 3 is included in Note 11—*Contractual Guarantees, Litigation, Investigations, and Insurance* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURE

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires domestic mine operators to disclose violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") by the federal Mine Safety and Health Administration. Under the Mine Act, an independent contractor, such as Jacobs, that performs services or construction of a mine is included within the definition of a mining operator. We do not act as the owner of any mines.

Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K is included in Exhibit 95.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Jacobs' common stock is listed on the NYSE and trades under the symbol JEC. We provided to the NYSE, without qualification, the required annual certification of our Chief Executive Officer regarding compliance with the NYSE's corporate governance listing standards. The following table sets forth the low and high sales prices of a share of our common stock during each of the fiscal quarters presented, based on the NYSE Composite Price History:

	Low Sales Price	High Sales Price
Fiscal 2013:		
First quarter	$38.28	$43.56
Second quarter	41.50	56.53
Third quarter	48.86	57.97
Fourth quarter	53.99	62.33
Fiscal 2012:		
First quarter	$30.74	$43.10
Second quarter	40.53	48.17
Third quarter	33.61	45.00
Fourth quarter	36.07	43.90

Shareholders

According to the records of our transfer agent, there were 1,233 shareholders of record as of November 14, 2013.

Dividends

Our policy is to use cash flows from operations to fund future growth, pay down debt, and, subject to market conditions, repurchase common stock under a stock buy-back program approved by our Board of Directors. Accordingly, we have not paid a cash dividend since fiscal 1984. Although our Board of Directors periodically reviews and considers the merits of paying cash dividends and buying back shares of our common stock, we currently have no plans to pay cash dividends or repurchase our common stock in the foreseeable future.

Unregistered Sales of Equity Securities and Use of Proceeds.

On May 28, 2013, we acquired the assets of Compass Technology Services, Inc. ("Compass") for cash and shares of our common stock. In connection with the acquisition, we issued 28,133 shares of our common stock with an aggregate value of approximately $1.6 million to Compass. No underwriters or placement agents were involved with this acquisition.

The issuance of our common stock in the acquisition was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 506 thereof. The offer and sale of the shares of our common stock: (i) was made as part of a transaction that did not involve more than 35 purchasers, (as defined in Rule 501(e) under the Securities Act) who were either accredited investors or had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of acquiring shares of our common stock, and (ii) did not involve any general solicitation or general advertising.

The information required by Item 403 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Performance Graph

The following graph and table shows the changes over the past five-year period in the value of $100 invested at the end of fiscal 2008 in (1) the common stock of Jacobs Engineering Group Inc., (2) the Standard & Poor's 500 Index, and (3) the Dow Jones Heavy Construction Group Index. The values of each investment are based on share price appreciation, with reinvestment of all dividends, provided any were paid. The investments are assumed to have occurred at the beginning of the period presented. The stock performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Jacobs Engineering Group Inc., the S&P 500 Index,
and the Dow Jones US Heavy Construction Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2008
2009
2010
2011
2012
2013
Jacobs Engineering Group Inc.
S&P 500
Dow Jones US Heavy Construction

* $100 invested on 9/30/08 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	2008	2009	2010	2011	2012	2013
Jacobs Engineering Group Inc.	**100.00**	**84.61**	**71.26**	**59.45**	**74.44**	**107.13**
S&P 500	**100.00**	**93.09**	**102.55**	**103.72**	**135.05**	**161.17**
Dow Jones US Heavy Construction	**100.00**	**94.87**	**89.69**	**78.46**	**103.48**	**130.35**

Note: The above information was provided by Research Data Group, Inc.

Item 6. SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the last five fiscal years. This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes beginning on page F-1 of this Annual Report on Form 10-K. Amounts are presented in thousands, except for per share information and ratios:

	2013	2012 (a)	2011	2010 (b)	2009
Results of Operations:					
Revenues	$11,818,376	$10,893,778	$10,381,664	$ 9,915,517	$11,467,376
Net earnings attributable to Jacobs	423,093	378,954	331,029	245,974	399,854
Financial Position:					
Current ratio	2.14 to 1	2.07 to 1	1.47 to 1	2.23 to 1	2.17 to 1
Working capital	$ 2,151,939	$ 1,865,025	$ 1,011,565	$ 1,527,589	$ 1,522,548
Current assets	4,039,558	3,612,077	3,180,091	2,767,042	2,818,449
Total assets	7,274,144	6,839,433	6,199,226	4,683,917	4,428,614
Cash	1,256,405	1,032,457	905,633	938,842	1,033,619
Long-term debt	415,086	528,260	2,042	509	737
Total Jacobs stockholders' equity	4,213,097	3,722,473	3,312,988	2,859,048	2,625,913
Return on average equity	10.66%	10.77%	10.73%	8.97%	16.42%
Backlog:					
Technical professional services	$11,118,400	$10,266,500	$ 9,100,100	$ 7,588,900	$ 8,209,300
Field services	6,099,500	5,643,200	5,189,700	5,613,100	7,010,100
Total	$17,217,900	$15,909,700	$14,289,800	$13,202,000	$15,219,400
Per Share Information:					
Basic earnings per share	$ 3.27	$ 2.97	$ 2.63	$ 1.98	$ 3.26
Diluted earnings per share	3.23	2.94	2.60	1.96	3.21
Stockholders' equity	32.00	28.65	25.93	22.71	21.14
Average Number of Shares of Common Stock and Common Stock Equivalents Outstanding (Diluted)	130,945	128,692	127,235	125,790	124,534
Common Shares Outstanding at Year End	131,639	129,936	127,785	125,909	124,230

(a) Includes a one-time, after-tax gain of $4.0 million, or $0.03 per diluted share, related to the sale of the Company's intellectual property for iron ore pelletizing and certain other related assets.

(b) Includes non-recurring, after-tax charges totaling $60.3 million, or $0.48 per diluted share, relating to the SIVOM judgment (refer to Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's 2010 Annual Report on Form 10-K for a description of this matter and its effects on the Company's fiscal 2010 Consolidated Financial Statements, as well as for a reconciliation to the Company's fiscal 2010 consolidated results of operations in accordance with U.S. GAAP).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

In order to understand better the changes that occur to key elements of our financial condition, results of operations, and cash flows, a reader of this Management's Discussion and Analysis ("MD&A") should be aware of the critical accounting policies we apply in preparing our consolidated financial statements.

The consolidated financial statements contained in this report were prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and the financial statements of any business performing long-term engineering and construction-type contracts requires management to make certain estimates and judgments that affect both the entity's results of operations and the carrying values of its assets and liabilities. Although our significant accounting policies are described in Note 2—*Significant Accounting Policies* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K, the following discussion is intended to highlight and describe those accounting policies that are especially critical to the preparation of our consolidated financial statements.

Revenue Accounting for Contracts and Use of Joint Ventures—In general, we recognize revenues at the time we provide services. Depending on the commercial terms of the contract, we recognize revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. This method of revenue recognition requires us to prepare estimates of costs to complete contracts in progress as of the balance sheet dates. In making such estimates, judgments are required to evaluate the possible effects of variances in schedule; the costs of materials and labor; productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards. Many of our engineering and construction contracts provide for reimbursement of costs plus a fixed or percentage fee. For contracts containing incentive fee arrangements, fees are frequently based on achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets or increases in contract costs can result in unrealized incentive fees or non-recoverable costs, which could exceed revenues recognized from the project.

We provide for contract losses in their entirety in the period they become known, without regard to the percentage of completion. For multiple contracts with a single customer we account for each contract separately.

The nature of our business sometimes results in clients, subcontractors or vendors presenting claims to us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually responsible. In those situations where a claim against us may result in additional costs to the contract, we include in the total estimated costs of the contract (and therefore, the estimated amount of margin to be earned under the contract) an estimate, based on all relevant facts and circumstances available, of the additional costs to be incurred. Similarly, and in the normal course of business, we may present claims to our clients for costs we have incurred for which we believe we are not contractually responsible. In those situations where we have presented such claims to our clients, we include in revenues the amount of costs incurred, without profit, to the extent it is probable that the claims will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated. Costs associated with unapproved change orders are included in revenues using substantially the same criteria used for claims.

Certain cost-reimbursable contracts with government customers as well as certain commercial clients provide that contract costs are subject to audit and adjustment. In this situation, revenues are recorded at the time services are performed based upon the amounts we expect to realize upon completion of the contracts. In those situations where an audit indicates that we may have billed a client for costs that are not allowable under the terms of the contract, we estimate the amount of such nonbillable costs and adjust our revenues accordingly.

As is common to the industry, we execute certain contracts jointly with third parties through various forms of joint ventures and consortiums. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by us and our joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. The assets of our joint ventures, therefore, consist almost entirely of cash and receivables (representing amounts due from clients), and the liabilities of our joint ventures consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures under their individual subcontracts) and other subcontractors. In general, at any given time, the equity of our joint ventures represents the undistributed profits earned on contracts the joint ventures hold with clients. Very few of our joint ventures have employees. None of our joint ventures have third-party debt or credit facilities. Our joint ventures, therefore, are simply mechanisms used to deliver engineering and construction services to clients. Rarely do they, in and of themselves, present any risk of loss to us or to our partners separate from those that we would carry if we were performing the contract on our own. Under U.S. GAAP, our share of losses associated with the contracts held by the joint ventures, if and when they occur, has always been reflected in our Consolidated Financial Statements.

In evaluating the Company's joint ventures (also referred to as "variable interest entities", or "VIEs") for accounting and consolidation purposes, we perform a qualitative analysis to determine whether or not the Company has a "controlling financial interest" in the VIE. The Company is deemed to have a controlling financial interest in a VIE if it has (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the right to receive benefits, or obligation to absorb losses, that could potentially be significant to the VIE. In making our qualitative analysis, the Company assesses each VIE to determine those activities that most significantly impact the VIE's economic performance and whether the Company, another entity, or multiple entities have the power to direct those activities.

If we determine that we have the power to direct those activities of the VIE that most significantly impact its financial performance and have the right or obligation to receive benefits or absorb losses that could potentially be significant to the VIE, then we are the primary beneficiary of the VIE and we consolidate the VIE. If we determine that we do not have the power to direct the most significant activities of the VIE or power is shared by two or more unrelated parties, then we are not the primary beneficiary and we do not consolidate the VIE.

For the Company's unconsolidated joint ventures, we use either the equity method of accounting or proportional conslidation. The Company does not currently participate in any significant VIEs in which it has a controlling financial interest. There were no changes in facts and circumstances in the period that caused the Company to reassess the method of accounting for its VIEs.

Accounting for Stock Issued to Employees and Others—We measure the cost of employee services received in exchange for an award of equity instruments based on the estimated grant-date fair value of the award. We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. Like all option-pricing models, the Black-Scholes model requires the use of highly subjective assumptions including (i) the expected volatility of the market price of the underlying stock, and (ii) the expected term of the award, among others. Accordingly, changes in assumptions and any subsequent adjustments to those assumptions can cause drastically different fair values to be assigned to our stock option awards. For restricted stock units containing service and performance conditions with measures external to the Company, compensation expense is based on the fair value of such units determined using Monte Carlo Simulations. Due to the uncertainties inherent in the use of assumptions and the results of applying Monte Carlo Simulations, the amount of expense recorded in the accompanying consolidated financial statements may not be representative of the effects on our future consolidated financial statements because equity awards tend to vest over several years and additional equity awards may be made in the future.

Accounting for Pension Plans—The accounting for pension plans requires the use of assumptions and estimates in order to calculate periodic pension cost and the value of the plans' assets and liabilities. These assumptions include discount rates, investment returns, and projected salary increases, among others. The actuarial assumptions used in determining the funded statuses of the plans are provided in Note 6—*Pension Plans* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

The expected rates of return on plan assets for fiscal 2014 range from 0.4% to 8.5%; compared to 2.4% to 8.5% for the prior year. We believe the range of rates selected for fiscal 2014 reflects the long-term returns expected on the plans' assets, considering recent market conditions, projected rates of inflation, the diversification of the plans' assets, and the expected real rates of market returns. The discount rates used to compute plan liabilities were changed from a range of 0.6% to 8.4% in fiscal 2012 to a range of 0.4% to 9.3% in fiscal 2013. These assumptions represent the Company's best estimate of the rates at which its pension obligations could be effectively settled.

Changes in the actuarial assumptions often have a material effect on the values assigned to plan assets and liabilities, and the associated pension expense. For example, if the discount rate used to value the net pension benefit obligation ("PBO") at September 27, 2013, was higher (lower) by 0.5%, the PBO would have been lower (higher) at that date by approximately $112.4 million for non-U.S. plans, and by approximately $20.0 million for U.S. plans. If the expected return on plan assets was higher (lower) by 1.0%, the net periodic pension cost for fiscal 2014 would be lower (higher) by approximately $9.8 million for non-U.S. plans, and by approximately $3.7 million for U.S. plans. Differences between actuarial assumptions and actual performance (i.e., actuarial gains and losses) that are not recognized as a component of net periodic pension cost in the period in which such differences arise are recorded to accumulated other comprehensive income (loss) and are recognized as part of net periodic pension cost in future periods in accordance with U.S. GAAP. Management monitors trends in the marketplace within which our pension plans operate in an effort to assure the fairness of the actuarial assumptions used.

Contractual Guarantees, Litigation, Investigations, and Insurance—In the normal course of business, we are subject to certain contractual guarantees and litigation. The guarantees to which we are a party generally relate to project schedules and plant performance. Most of the litigation in which we are involved has us as a defendant in workers' compensation; personal injury; environmental; employment/labor; professional liability; and other similar lawsuits. We maintain insurance coverage for various aspects of our business and operations. We have elected, however, to retain a portion of losses that occur through the use of various deductibles, limits, and retentions under our insurance programs. This situation may subject us to some future liability for which we are only partially insured, or completely uninsured, and we intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of our contracts.

In accordance with U.S. GAAP, we record in our Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation, and insurance claims. We include any adjustments to such liabilities in our consolidated results of operations.

In addition, as a contractor providing services to the U.S. federal government and several of its agencies, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations, and procurement practices. We adjust revenues based upon the amounts we expect to realize considering the effects of any client audits or governmental investigations.

Testing Goodwill for Possible Impairment—The goodwill carried on our Consolidated Balance Sheets is tested annually for possible impairment. In performing the annual impairment test, we evaluate our goodwill at the reporting unit level. We have determined that we have two reporting units, which are based on geography. We refer to these reporting units internally as "Europe" and "Non-Europe". Each of our reporting units conducts the business activities described elsewhere in this 2013 Form 10-K, which includes providing professional technical services such as design, engineering, and architectural services; construction and/or construction management services; and operations and maintenance services.

Our geography-based reporting units reflect the Company's organizational structure, which is based predominately on geography, as well as our acquisition strategy, which favors acquisition targets that, among other things, provide access to new geographic areas. Our reporting units represent rational groupings into which substantially all of our major acquisitions (which are responsible for the goodwill appearing in our Consolidated Balance Sheets) have been assimilated, and where all of the operations under each reporting unit share in the benefits of the goodwill created by our acquisitions.

U.S. GAAP does not prescribe a specific valuation method for estimating the fair value of reporting units. The valuation technique used to estimate the fair value of the reporting units requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates and future market conditions, among others.

For fiscal year 2011, we used a market approach for valuing our reporting units. Under this method, the fair value of our reporting units were estimated by multiplying their respective after-tax earnings for the trailing twelve months by the Company's overall average market earnings multiple.

The key inputs used in the valuation model were the after-tax earnings of our reporting units and the Company's market-driven average earnings multiple. The multiple used for fiscal 2011 was approximately 18.

For fiscal years 2012 and 2013, we used both an income approach and a market approach to test our goodwill for possible impairment. Such approaches require us to make estimates and judgments. Under the income approach, fair value is determined by using the discounted cash flows of our reporting units. Under the market approach, the fair value of our reporting units is determined by reference to guideline companies that are reasonably comparable to our reporting units; the fair values are estimated based on the valuation multiples of the invested capital associated with the guideline companies. In assessing whether there is an indication that the carrying value of goodwill has been impaired, we utilize the results of both valuation techniques and consider the range of fair values indicated. The fair values for each reporting unit exceeded the respective book values by over 60%. The key assumptions used to determine the fair value of our reporting units in our testing were:

Income Approach

2012 Assumptions:

- Company financial projections for fiscal years 2012 to 2015
- Weighted average cost of capital of 12%
- Residual period growth rate of 3%

2013 Assumptions:

- Company financial projections for fiscal years 2013 to 2016
- Weighted average cost of capital of 11%
- Residual period growth rate of 3%

Market Approach

With respect to the market approach, for guideline publicly traded companies reasonably comparable to the Company's reporting units, the Company used multiples ranging from 6.2 to 8.0 of EBITDA and 7.3 to 9.6 of EBIT, for the fiscal year 2012 test applied to the trailing twelve months results of operations for each of our reporting units. The Company used multiples ranging from 6.3 to 8.0 of EBITDA and 8.0 to 9.7 of EBIT, for the fiscal year 2013 test applied to the projected fiscal year 2013 financial results for each of our reporting units.

It is possible that changes in market conditions, economy, facts and circumstances, judgments, and assumptions used in estimating the fair value could change, resulting in possible impairment of goodwill in the future. The fair values resulting from the valuation techniques used are not necessarily representative of the values we might obtain in a sale of the reporting units to willing third parties.

The Company performs the annual goodwill impairment test for the reporting units at the end of the third quarter of our fiscal year. The Company will test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have determined that the fair value of our reporting units substantially exceeded their respective carrying values for fiscal years 2013, 2012, and 2011.

Based on the most recent results of our annual impairment tests, there were no indications of impairment of the goodwill shown in our Consolidated Balance Sheets at either September 27, 2013, or September 28, 2012. Furthermore, the Company performed an interim impairment assessment at September 27, 2013, and concluded that it was not more likely than not that the fair value of either reporting unit had been reduced to an amount below its carrying amount.

Fiscal 2013—Overview

The Company's net earnings increased $44.1 million, or 11.6%, from $379.0 million for fiscal 2012 to $423.1 million for fiscal 2013. The Company's growth in earnings this year was primarily facilitated by a strong performance in the Chemicals and Polymers industry. Included in earnings in the Company's fiscal 2012 was a one-time, after-tax gain of $4.0 million, or $0.03 per diluted share, related to the sale of the Company's intellectual property for iron ore pelletizing and other related assets ("pelletizing gain").

Backlog at September 27, 2013, increased $1.3 billion, or 8.2%, to $17.2 billion. During the year the Company had significant sales from clients operating in the Oil & Gas-Upstream, Chemicals and Polymers, Refining- Downstream, Infrastructure, Aerospace and Defense, and Buildings industry groups and markets.

Results of Operations

General

Our business focuses exclusively on providing technical professional services and field services to a large number of industrial, commercial, and governmental clients around the world. The services we provide generally fall into four broad categories:

- Project Services (including engineering, design, architecture, interiors, planning, environmental, and similar services);
- Process, Scientific, and Systems Consulting Services (including services performed in connection with scientific testing, analysis, and consulting activities, as well as information technology and systems engineering and integration activities);
- Construction Services (encompassing traditional field construction services as well as modular construction activities, direct hire construction, and construction management services); and
- Operations and Maintenance Services (including services performed in connection with operating large, complex facilities on behalf of clients, as well as services involving process plant and facilities maintenance).

The scope of services we can provide our clients, therefore, ranges from consulting and conceptual design services (which are often required by clients in the very early stages of a project) to complete single-responsibility, design-build contracts, to services required in the post start-up phases of a project such as operations and maintenance services.

The following table sets forth our revenues by type of service for each of the last three fiscal years (in thousands):

	2013	2012	2011
Technical Professional Services revenues:			
Project Services	$ 5,977,917	$ 5,693,419	$ 5,070,575
Process, Scientific, and Systems Consulting	705,694	772,031	815,561
Total Technical Professional Services revenues	6,683,611	6,465,450	5,886,136
Field Services revenues:			
Construction	3,825,878	3,145,311	3,060,820
Operations and Maintenance ("O&M")	1,308,887	1,283,017	1,434,708
Total Field Services revenues	5,134,765	4,428,328	4,495,528
	$11,818,376	$10,893,778	$10,381,664

Project Services revenues for the year ended September 27, 2013, increased $284.5 million, or 5.0%, from the corresponding period last year. These increases in Project Services revenues occurred principally in our North American and U.K. operations primarily in support of our clients in the Chemicals and Polymers and Refining—Downstream markets.

Process, Scientific, and Systems Consulting revenues for the year ended September 27, 2013, decreased $66.3 million, or 8.6%, from the corresponding period last year. The revenues in this service type primarily relate to science, engineering and technical support services provided to our U.S. Government clients. These decreases can be attributed primarily to the winding down of one project for the U.S. federal government.

Construction revenues for the year ended September 27, 2013, increased $680.6 million, or 21.6%, from the corresponding period last year. The Company continues to experience increased activity in the Oil & Gas-Upstream market, particularly in Canada, in the Chemicals and Polymers market in the U.S. and the U.K., and in the Mining and Minerals market in the U.S..

Our Operations and Maintenance revenues for the year ended September 27, 2013, were relatively unchanged, although the mix of work changed. Operations and Maintenance revenues in our National Government Programs increased $144.6 million for the year ended September 27, 2013 from the corresponding period last year, primarily as a result of an increase in our ownership of the business that manages and operates the Strategic Petroleum Reserve for the U.S. Department of Energy. That increase was offset by a $190.1 million decrease in our revenues related to our Canadian operations for the year ended September 27, 2013 from the corresponding period last year. Nevertheless we expect to see increases in our maintenance activity in our Canadian operations in the near term.

We focus our services on clients operating in select industry groups and markets. We believe these industry groups and markets have sufficient common needs to permit cross-utilization of our resources. The following table sets forth our revenues by these industry groups and markets for each of the last three fiscal years (in thousands):

	2013	2012	2011
Chemicals and Polymers	2,391,144	1,704,723	1,461,125
Refining—Downstream	2,337,387	2,379,750	2,256,092
National Government Programs	2,284,533	2,272,611	2,313,240
Infrastructure	1,015,864	1,085,649	1,219,633
Oil & Gas—Upstream	915,478	790,546	753,471
Buildings	738,404	843,938	893,528
Mining & Minerals	712,320	550,134	449,194
Pharmaceuticals and Biotechnology	523,490	576,303	404,687
Industrial and Other	899,756	690,124	630,694
	$11,818,376	$10,893,778	$10,381,664

We recorded net earnings of $423.1 million, or $3.23 per diluted share for the fiscal year ended September 27, 2013, compared to $379.0 million, or $2.94 per diluted share ($375 million, or $2.91 per diluted share excluding the pelletizing gain), for the fiscal year ended September 28, 2012.

Revenues increased $924.6 million, or 8.5%, from $10.9 billion for fiscal 2012 to $11.8 billion for fiscal 2013.

Revenues from clients operating in the Chemicals and Polymers industries increased $686.4 million, or 40.3%, from $1.7 billion for fiscal 2012 to $2.4 billion for fiscal 2013. The effect of shale gas projects and the low price of natural gas continue to influence activity in the chemicals market. Because there is now a large source of feedstock available outside refineries which can grow independently of the refining infrastructure, we believe more projects are now economically viable and capital is being deployed to develop these opportunities. Furthermore, our clients are looking at various options to monetize natural gas. This increased activity is primarily in the U.S. and the U.K. along with smaller increases in the Middle East and Asia.

Revenues from clients operating in the Refining—Downstream market decreased $42.4 million, or 1.8%, from $2.38 billion for fiscal 2012 to $2.34 billion for fiscal 2013. Included in revenues for fiscal 2012 were a significant amount of pass-through costs for a large U.S. based project that was winding down during fiscal 2012. Notwithstanding these decreases, we had strong sales in this market during fiscal 2013 and believe it will continue to be a strong market during fiscal 2014. Looking forward, several downstream companies have announced large capital projects and the industry is beginning to focus on compliance with the EPA TIER 3 Ultra Low Sulfur Gasoline regulations where we believe we are well positioned to support our clients with the required facility modifications.

National Government Programs revenues for fiscal 2013 remained relatively flat compared to fiscal 2012. Uncertainties over U.S. government budget issues and ongoing sequestration concerns remained a primary driver limiting our growth in this market. These actions had little effect on the Company's projects in backlog in this market during fiscal 2013. We believe that sequestration is slowing the release of new project opportunities in this market. Nevertheless, we had significant Aerospace and Defense awards in this market during fiscal 2013. In addition, certain recent changes in government contracting in the U.S. have helped to stabilize this area of our business and may continue to help stabilize it in the future. We have seen an increasing volume of work released by U.S. government agencies in the form of multiple award task order contracts ("MATOC"). These types of awards allow the Company to bid on, and participate in, more government sites than large, single-award contracts. We believe our cost profile makes us very competitive for MATOC-type awards.

Revenues from clients operating in the Infrastructure market decreased $69.8 million, or 6.4%, from $1.09 billion for fiscal 2012 to $1.02 billion for fiscal 2013. We believe the U.S. market should benefit from several recent bond passages and we are leveraging our capabilities in the U.S. and India into markets in the Middle East and Australia. The U.K. market should improve as the government has taken further action to increase the level of infrastructure spending. We had significant wins in the U.S. market in fiscal 2013. The partial U.S. federal government shutdown has added some uncertainty to our U.S. infrastructure market, though we are experiencing little short-term disruption.

Revenues from clients operating in the Oil and Gas—Upstream market increased $124.9 million, or 15.8%, from $790.5 million for fiscal 2012 to $915.5 million for fiscal 2013. These increases were primarily a result of improvement in the Canadian oil and gas business, particularly in field services. The Company expects field services activity in the Canadian market to remain strong as we move into fiscal 2014 as projections continue to show a strong oil price forecast. We continue to see more opportunities in the Middle East, including unconventional gas development programs and large pipeline Front End Engineering and Design ("FEED") projects. The market in Europe looks positive with a number of opportunities for Engineering, Procurement and Construction Management ("EPCM") projects, FEED's for onshore terminal modifications, and long-term site-based alliances. Onshore development and production in the U.S. continues to be strong. The Australian market is being driven by the development of liquefied natural gas export projects.

Revenues from clients operating in the Buildings market decreased $105.5 million, or 12.5%, from $844.0 million for fiscal 2012 to $738.4 million for fiscal 2013. The current state of the U.S. economy is impacting this market and we view this market as being flat in fiscal 2014. We see momentum building in healthcare, K-12, higher education, federal civilian, state and local, and aviation that should see this market growing in fiscal 2015. Our Buildings business continues to shift towards projects for clients in the private sector. Opportunities in the private sector business are coming from mission critical, education, healthcare, aviation, and corporate and commercial programs and projects.

Revenues from clients operating in the Mining and Minerals market increased $162.2 million, or 29.5%, from $550.1 million for fiscal 2012 to $712.3 million for fiscal 2013. Generally, our clients in this market have been affected negatively by a general slowdown in the rate of growth in the Chinese economy; falling spot prices for iron ore, coking, and thermal coal; and weaker commodity prices—albeit these declines have occurred from prices that were generally high from a historical perspective. These trends have resulted in clients reducing their capital spending in the Mining and Minerals market. Despite this cooling market, we were able to capture additional market share during fiscal 2013. The increase in revenues in this market in fiscal 2013 as compared to fiscal 2012 was primarily from projects based out of the U.S. As we move into fiscal 2014 the Company is focusing on small-cap projects and maintenance-driven work for our clients in this market. The potential for legislative changes during fiscal 2014 in Australia could have a positive influence in this market as early as the later part of fiscal 2014.

Revenues from clients operating in the Pharmaceutical and Biotechnology markets decreased $52.8 million, or 9.2%, from $576.3 million for fiscal 2012 to $523.5 million for fiscal 2013. Though several of our customers have delayed projects, we view this market as steady, with potential growth prospects in the areas of biotechnology-based drug development in Europe and North America and secondary manufacturing expansion in Asia, the U.K., and South America. As we move into fiscal 2014 we view this market as steady to slightly up in the U.S., U.K., Ireland, and Mainland Europe. We continue to view China as a strong market with the government emphasizing improvement in the nation's healthcare system.

Industrial and Other includes the Pulp & Paper, High-Technology Manufacturing, Power, and Food, Beverage & Consumer Products industry groups and markets. Revenues from clients operating in the Industrial and Other markets increased $209.6 million, or 30.4%, from $690.1 million for fiscal 2012 to $899.8 million for fiscal 2013. The increases in Industrial and Other revenues were due primarily to increased activity in the Pulp & Paper market in the U.S. and the High-Technology Manufacturing market in Ireland.

Direct costs of contracts increased $809.3 million, or 8.8%, from $9.17 billion during fiscal 2012 to $9.98 billion during fiscal 2013. Direct costs of contracts include all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in connection with providing the services required by client projects. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors including the amount of pass-through costs we incur during a period. On those projects where we are responsible for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs"). On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not considered pass-through costs and are, therefore, not reflected in either revenues or costs. To the extent that we incur a significant amount of pass-through costs in a period, our direct cost of contracts are likely to increase as well.

Pass-through costs increased $296.4 million, or 12.7%, from $2.33 billion during fiscal 2012 to $2.62 billion for fiscal 2013. In general, pass-through costs are more significant on projects that have a higher content of field services activities. Pass-through costs are generally incurred at a specific point in the lifecycle of a project and are highly dependent on the needs of our individual clients and the nature of the clients' projects. However, because we have hundreds of projects which start at various times within a fiscal year, the effect of pass-through costs on the level of direct costs of contracts can vary between fiscal years without there being a fundamental or significant change to the underlying business.

As a percentage of revenues, direct costs of contracts were 84.4% for fiscal 2013, compared to 84.1% for fiscal 2012. The relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared as well as the level of margins earned from the various types of services provided. Generally speaking, the more procurement we do on behalf of our clients (i.e., where we purchase equipment and materials for use on projects, and/or procure subcontracts in connection with projects) and the more field services revenues we have relative to technical, professional services revenues, the higher the ratio will be of direct costs of contracts to revenues. Because revenues from pass-through costs typically have lower margin rates associated with them, it is not unusual for us to experience an increase or decrease in such revenues without experiencing a corresponding increase or decrease in our gross margins and operating profit. The increase in the ratio of direct costs of contracts to revenues in fiscal 2013 as compared to last year was due primarily to a slight decrease in margins for our professional services offset by improved margins for our field services.

Selling, general, and administrative ("SG&A") expenses for fiscal 2013 increased by $42.4 million, or 3.8%, to $1.17 billion, compared to $1.13 billion for fiscal 2012. The increase in SG&A is primarily reflective of the Company's increased business activity when compared to the corresponding periods last year. As a percentage of revenues, SG&A costs have declined for fiscal 2013 as compared to the corresponding period last year.

Interest expense for fiscal 2013 increased $1.2 million to $12.9 million from $11.7 million in fiscal 2012. Interest expense in both fiscal 2013 and fiscal 2012 was due primarily to the debt incurred in connection with the acquisition of the Aker Entities. The increase in interest expense in fiscal 2013 when compared to fiscal 2012 is related primarily to the accrual of interest related to a potential tax liability from an acquisition completed in fiscal 2012.

The Company's consolidated effective income tax rate was 33.5% for fiscal 2013, compared to 34.1% in fiscal 2012. The Company's lower effective income tax rate in fiscal 2013 when compared to the corresponding period last year was due primarily to an increase in income attributable to noncontrolling interests. In the normal course of our business, we may engage in numerous transactions for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in income or deducted as an expense) is uncertain. Additionally, we file income, franchise, gross receipts and similar tax returns in many jurisdictions. Our tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the U.S., and by various government agencies representing many jurisdictions outside the U.S. We continually monitor the appropriateness of the rate, and we adjust our income tax expense in the period it is probable that actual results will change.

Fiscal 2012 Compared to Fiscal 2011

We recorded net earnings of $379 million, or $2.94 per diluted share ($375 million, or $2.91 per diluted share excluding the pelletizing gain), for the fiscal year ended September 28, 2012, compared to $331.0 million, or $2.60 per diluted share, for the fiscal year ended September 30, 2011.

Revenues increased $512.1 million, or 4.9%, from $10.38 billion for fiscal 2011 to $10.89 billion for fiscal 2012.

Revenues from clients operating in the Chemicals and Polymers industries increased $243.6 million, or 16.7%, from $1.5 billion for fiscal 2011 to $1.7 billion for fiscal 2012. The effect of shale gas projects and the low price of natural gas had an impact on the chemicals market in fiscal 2012.

Revenues from clients operating in the Pharmaceutical and Biotechnology markets increased $171.6 million, or 42.4%, from $404.7 million for fiscal 2011 to $576.3 million for fiscal 2012. This increase was due primarily to a number of new and continuing projects, including projects relating to vaccine production facilities.

Revenues from clients operating in the Refining—Downstream market increased $123.7 million, or 5.5%, from $2.26 billion for fiscal 2011 to $2.38 billion for fiscal 2012. The increase was due primarily to higher business volume principally within the Company's operations in the U.S. and Canada.

Revenues from clients operating in the Mining and Minerals market increased $100.9 million, or 22.5%, from $449.2 million for fiscal 2011 to $550.1 million for fiscal 2012. This increase was due primarily to the inclusion of the revenues of the Aker Entities for all of fiscal 2012, versus only a portion of fiscal 2011. The "Aker Entities" refer to certain businesses that were acquired in separate transactions that were completed in February and April 2011, and which are described in more detail in Note 3—*Business Combinations* of Notes to Consolidated Financial Statements beginning on page F-1 of the Company's 2012 Annual Report on Form 10-K.

Revenues from clients operating in the Oil and Gas—Upstream market increased $37.1 million, or 4.9%, from $753.5 million for fiscal 2011 to $790.5 million for fiscal 2012. The increase is related primarily to higher business volume in the Company's Canadian Operations.

National Government Programs revenues for fiscal 2012 were relatively flat compared to fiscal 2011. We believe that uncertainties associated with sequestration (i.e., that mechanism within the Budget Control Act of 2011 that can trigger automatic U.S. government spending cuts in the event the U.S. Congress and the President fail to agree on a budget by the end of calendar 2012) caused several agencies to slow the release of work in 2012. Nevertheless, certain recent changes in government contracting in the U.S. have helped to stabilize this area of our business and may continue to help stabilize it in the future. We have seen an increasing volume of work released by U.S. government agencies in the form of multiple award task order contracts ("MATOC"). These types of awards allow the Company to bid on, and participate in, more government sites than large, single-award contracts. We believe our cost profile makes us very competitive for MATOC-type awards.

Revenues from clients operating in the Buildings market decreased $49.6 million, or 5.5%, from $893.5 million for fiscal 2011 to $844.0 million for fiscal 2012. During the year we saw shifts in this industry group towards projects for clients in the private sector; which was driven by a continuing decline in government spending. Growth in the private sector business came from mission critical, education, healthcare, aviation, and corporate and commercial programs and projects.

Direct costs of contracts increased $344.6 million, or 3.9%, from $8.82 billion during fiscal 2011 to $9.17 billion during fiscal 2012. Direct costs of contracts include all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in connection with providing the services required by client projects. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors including the amount of pass-through costs we incur during a period. On those projects where we are responsible for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs"). On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not considered pass-through costs and are, therefore, not reflected in either revenues or costs. To the extent that we incur a significant amount of pass-through costs in a period, our direct cost of contracts are likely to increase as well.

Pass-through costs increased $209.9 million, or 9.9%, from $2.12 billion during fiscal 2011 to $2.33 billion for fiscal 2012. In general, pass-through costs are more significant on projects that have a higher content of field services activities. Field services revenues however, decreased $67.2 million, or 1.5%, from $4.50 billion during fiscal 2011 to $4.43 billion during fiscal 2012. Pass-through costs are generally incurred at a specific point in the lifecycle of a project and are highly dependent on the needs of our individual clients and the nature of the clients' projects. However, because we have hundreds of projects which start at various times within a fiscal year, the effect of pass-through costs on the level of direct costs of contracts can vary between fiscal years without there being a fundamental or significant change to the underlying business.

As a percentage of revenues, direct costs of contracts were 84.1% for fiscal 2012, compared to 85.0% for fiscal 2011. The relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared as well as the level of margins earned from the various types of services provided. Generally speaking, the more procurement we do on behalf of our clients (i.e., where we purchase equipment and materials for use on projects, and/or procure subcontracts in connection with projects) and the more field services revenues we have relative to technical, professional services revenues, the higher the ratio will be of direct costs of contracts to revenues. Because revenues from pass-through costs typically have lower margin rates associated with them, it is not unusual for us to experience an increase or decrease in such revenues without experiencing a corresponding increase or decrease in our gross margins and operating profit. The decrease in the ratio of direct costs of contracts to revenues in fiscal 2012 as compared to fiscal 2011 was due primarily to improved margins for our project services (margins relating to our field services were virtually unchanged).

Selling, general, and administrative ("SG&A") expenses for fiscal 2012 increased by $90.3 million, or 8.7%, to $1.13 billion, compared to $1.04 billion for fiscal 2011. These increases were due primarily to the SG&A expenses attributable to acquired businesses.

Operating profit was $596.1 million for the fiscal year ended September 28, 2012, compared to $518.9 million, for the fiscal year ended September 30, 2011. As a percentage of revenues, operating profit was 5.5% for fiscal 2012, compared to 5.0% in fiscal 2011. Improved margins for our Project Services contributed to this increase.

Interest income during fiscal 2012 increased $1.1 million as compared to the prior year. Contributing to this increase was higher average cash balances on deposit in fiscal 2012 as compared to fiscal 2011.

Interest expense for fiscal 2012 increased $2.9 million, as compared to fiscal 2011. Interest expense in both fiscal 2011 and fiscal 2012 was due primarily to the debt incurred in connection with the acquisition of the Aker Entities. The increase is due primarily to the inclusion of interest expense associated with acquisition indebtedness for all of fiscal 2012, versus only a portion of fiscal 2011.

The Company's consolidated effective income tax rate was 34.1% for fiscal 2012, compared to 35.1% in fiscal 2011. In general, the lower effective tax rate in fiscal 2012 as compared to fiscal 2011 was due to the changing geographical source of our earnings combined with an increase in the utilization of U.S. foreign tax credits.

Contractual Obligations

The following table sets forth certain information about our contractual obligations as of September 27, 2013 (in thousands):

		Payments Due by Fiscal Period			
	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	More than 5 Years
Debt obligations	$ 437,868	$ 22,782		$415,086	
Operating leases (a)	919,695	150,448	296,477	183,826	288,944
Obligations under defined benefit pension plans (b)	416,707	66,061	140,155	151,592	58,899
Obligations under nonqualified deferred compensation plans (c)	120,440	8,600	18,246	19,735	73,859
Purchase obligations (d)	1,247,714	1,247,714			
Interest (e)	17,847	6,842	8,804	2,201	
Total	$3,160,271	$1,502,447	$463,682	$772,440	$421,702

(a) Assumes the Company will make the end of lease term residual value guarantee payment of $38.8 million in 2015 with respect to the lease of an office building in Houston, Texas. Please refer to Note 10—*Commitments and Contingencies, and Derivative Financial Instruments* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.
(b) Assumes that future contributions will be consistent with amounts projected to be contributed in fiscal 2014, allowing for certain growth based on rates of inflation and salary increases, but limited to the amount recorded as of September 27, 2013. Actual contributions will depend on a variety of factors, including amounts required by local laws and regulations, and other funding requirements.
(c) Assumes that future payments will be consistent with amounts paid in fiscal 2013, allowing for certain growth. Due to the nonqualified nature of the plans, and the fact that benefits are based in part on years of service, the payments included in the schedule were limited to the amount recorded as of September 27, 2013.
(d) Represents those liabilities estimated to be under firm contractual commitments as of September 27, 2013; primarily accounts payable and accrued payroll.
(e) Determined based on borrowings outstanding at the end of fiscal 2013 using the interest rates in effect at that time and, for our outstanding long term debt, concluding with the expiration date of the 2012 Facility, as defined below.

Backlog

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. With respect to O&M contracts, however, we include in backlog the amount of revenues we expect to receive for only one succeeding year, regardless of the remaining life of the contract. For national government programs (other than U.S. federal O&M contracts), our policy is to include in backlog the full contract award, whether funded or unfunded, excluding option periods.

The following table summarizes our backlog for each of the last three fiscal years (in millions):

	2013	2012	2011
Technical professional services	$11,118.4	$10,266.5	$ 9,100.1
Field services	6,099.5	5,643.2	5,189.7
Total	$17,217.9	$15,909.7	$14,289.8

The entire value of contract awards are added to backlog when the contracts are awarded to us. Accordingly, backlog can fluctuate from one reporting period to the next due to the timing of when new contracts are added to backlog and when the contract revenue is recognized in our consolidated financial statements. Many of our contracts require us to provide services that span over a number of fiscal quarters (and sometimes over fiscal years). Our backlog at September 27, 2013 increased by$1.3 billion, or 8.2%, to $17.2 billion from $15.9 billion at September 28, 2012. The increase in backlog from September 28, 2012 to September 27, 2013 was due primarily to new awards from clients operating in the Oil & Gas-Upstream, Chemicals and Polymers, Refining-Downstream, Infrastructure, Aerospace and Defense, and Buildings industry groups and markets.

In accordance with industry practice, substantially all of our contracts are subject to cancellation or termination at the discretion of the client. In a situation where a client terminates a contract, we would ordinarily be entitled to receive payment for work performed up to the date of termination and, in certain instances, we may be entitled to allowable termination and cancellation costs. There were no significant project cancellations in fiscal 2013.

While management uses all information available to it to determine backlog, our backlog at any given time is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein. Accordingly, backlog is not necessarily a reliable indicator of future revenues.

Backlog relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies totaled approximately $4.1 billion (or 23.8% of total backlog), $3.6 billion (or 22.9% of total backlog), and $3.6 billion (or 24.9% of total backlog) at September 27, 2013, September 28, 2012, and September 30, 2011, respectively. Most of our federal contracts require that services be provided beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by the U.S. Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

Subject to the factors discussed in Item 1A—*Risk Factors*, above, we estimate that approximately $8.4 billion, or 48.4%, of total backlog at September 27, 2013 will be realized as revenues within the next fiscal year.

Effects of Inflation

The effects of inflation on our business is discussed in Item 1A—*Risk Factors*, and is incorporated herein by reference.

Liquidity and Capital Resources

At September 27, 2013, our primary sources of liquidity consisted of $1.26 billion of cash and cash equivalents and $779.1 million of available borrowing capacity under our $1.21 billion unsecured revolving credit facility. We finance as much of our operations and growth as possible through cash generated by our operations.

During fiscal 2013, our cash and cash equivalents increased by $223.9 million from $1.03 billion at September 28, 2012 to $1.26 billion at September 27, 2013. This compares to a net increase in cash and cash equivalents of $126.8 million during the corresponding period last year. During fiscal 2013 we experienced net cash inflows of $448.5 million from operating activities. These cash inflows were offset by cash outflows of $157.1 million from investing activities and $59.7 million from financing activities, along with $7.8 million from the effects of exchange rate changes.

Operations provided net cash of $448.5 million during fiscal 2013. This compares to net cash inflows of $299.8 million and $236.5 million during fiscal 2012 and 2011, respectively. The $148.7 million increase in cash provided by operations in fiscal 2013 as compared to fiscal 2012 was due primarily to a $49.2 million increase in net earnings attributable to the Group, a $52.3 million favorable change in the Company's working capital accounts, a $19.6 million change related to the Company's defined benefit pension plans, and a $14.2 million change related to stock based compensation.

Because such a high percentage of our revenues are earned on cost-plus type contracts, and due to the significance of revenues relating to pass-through costs, most of the costs we incur are included in invoices we send to clients. Although we continually monitor our accounts receivable, we manage the operating cash flows of the Company by managing the working capital accounts in total, rather than by the individual elements. The primary elements of the Company's working capital accounts are accounts receivable, accounts payable, and billings in excess of cost. Accounts payable consists of obligations to third parties relating primarily to costs incurred for projects which are generally billable to clients. Accounts receivable consist of billings to our clients—a substantial portion of which is for project-related costs. Billings in excess of cost consist of billings to and payments from our clients for costs yet to be incurred.

This relationship between revenues and costs, and between receivables and payables is unique to our industry, and facilitates review of our liquidity at the total working capital level. The changes in cash flows relating to our working capital accounts were due simply to the timing of cash receipts and payments within our working capital accounts and is not indicative of any known trend or fundamental change to the underlying business. We still continue to experience delays in certain payments and have seen an increase in the length of payment terms with certain customers. We believe that this situation does not present a significant risk to the

Company's cash flows. We believe the risk of not collecting substantially all of the Company's outstanding receivables is remote. Though the Company provides services in a number of countries outside the U.S., we believe our credit risk is not significant. Our private sector customers are comprised principally of large, well known, and well established multi-national companies. Our government customers are comprised of national, state, and local agencies located principally in the U.S. and the U.K. We have not historically experienced significant collection issues with either of our governmental or non-governmental customers.

We used $157.1 million of cash and cash equivalents for investing activities during fiscal 2013. This compares to $181.1 million and $801.8 million during fiscal 2012 and 2011, respectively. The Company did not engage in any significant financing activity during fiscal 2013.

Additions to property and equipment totaled $127.3 million, $102.6 million, and $98.7 million for fiscal years 2013, 2012, and 2011, respectively. Included in fiscal 2013 activity are significant expenditures for leasehold improvements relating primarily to the consolidation of certain office space, expansion of office space. and relocations of certain office space, all occurring in a number of locations.

Our financing activities resulted in net cash outflows of $59.7 million and $2.7 million during fiscal 2013 and fiscal 2012, respectively. This compares to net cash inflows of $556.9 million during fiscal 2011. The $57.0 million net increase in cash outflows from financing activities during fiscal 2013 as compared to fiscal 2012 was due primarily to the net decrease in the Company's outstanding debt.

The Company had $1.26 billion of cash and short term equivalents at September 27, 2013. Of this amount, approximately $932.2 million was held in the U.S. and $324.2 million was held outside of the U.S., primarily in Canada, the U.K., and the Eurozone. Other than the tax cost of repatriating funds held outside the U.S. to the U.S. (see Note 9—*Income Taxes* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K), there are no impediments to repatriating these funds to the U.S.

The total amount utilized under the 2012 Facility at September 27, 2013 was $425.9 million ($415.1 million in the form of direct borrowings and $10.8 million utilized in the form of letters of credit). Please refer to Note 5—*Borrowings* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K for additional information regarding the 2012 Facility.

We believe we have adequate liquidity and capital resources to fund our operations, support our acquisition strategy, and service our debt for the next twelve months. We had $1.26 billion in cash and cash equivalents at September 27, 2013, compared to $1.03 billion at September 28, 2012. Our consolidated working capital position at September 27, 2013 was $2.15 billion; an increase of $286.9 million from September 28, 2012.

As noted in the Company's Form 8-K dated September 8, 2013, we entered into a Merger Implementation Deed with Sinclair Knight Merz ("SKM"), a 6,500-person professional services firm headquartered in Australia for an estimated purchase price of $1.1 billion. The Company has adequate cash and existing debt capacity to finance this transaction and fund our operations.

Additionally, there was $779.1 million of borrowing capacity available at September 27, 2013 under the 2012 Facility. We believe that the remaining capacity, terms and conditions of our revolving credit facility, combined with cash on-hand and the other committed and uncommitted facilities we have in place, are adequate for our working capital and general business requirements.

The Company had $243.3 million of letters of credit outstanding at September 27, 2013. Of this amount, $10.8 million were issued under the 2012 Facility and $232.5 million were issued under separate, committed and uncommitted letter-of-credit facilities.

Off-Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk in the form of guarantees not reflected in our balance sheet that arise in the normal course of business. However, such off-balance sheet arrangements are not reasonably likely to have an effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources that is material to investors. See Note 10—*Commitments and Contingencies, and Derivative Financial Instruments* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

New Accounting Pronouncements

From time to time, the Financial Accounting Standards Board ("FASB") issues accounting standards updates (each being an "ASU") to its Accounting Standards Codification ("ASC"), which constitutes the primary source of U.S. GAAP. The Company regularly monitors ASUs as they are issued and considers their applicability to its business. All ASUs applicable to the Company are adopted by the due date and in the manner prescribed by the FASB. A discussion of those recently issued ASUs most likely to affect the presentation of the Company's consolidated financial statements follows.

In February 2013, the FASB adopted ASU No. 2013-02—Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of earnings or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts. ASU 2013-02 is effective for annual and interim periods beginning after December 15, 2012. The adoption of ASU 2013-02 has not had a material effect on the Company's consolidated financial statements.

In July 2012, the FASB adopted ASU No. 2012-02—*Testing Indefinite-Lived Intangible Assets for Impairment.* ASU 2012-02 amends Topic 350 of the FASB's ASC regarding how entities test indefinite-lived intangible assets other than goodwill for possible impairment. ASU 2012-02 permits entities first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test pursuant to ASC Subtopic 350-30. If the entity determines that is more likely than not that such asset is not impaired based on its qualitative assessment, no further testing is required. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 has not had a material effect on the Company's consolidated financial statements.

Also in December 2011, the FASB adopted ASU No. 2011-11—*Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 amends Topic 210 of the ASC and requires entities to disclose information about offsetting and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their respective financial positions. The scope of this ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending agreements. Entities are required to apply the provisions of ASU 2011-11 for annual reporting periods beginning on or after January 1, 2013. The Company does not believe that the adoption of ASU 2011-11 will have a material effect on its consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose the Company to market risk. In the normal course of business, our results of operations are exposed to risks associated with fluctuations in interest rates and currency exchange rates.

Interest Rate Risk

Please refer to the discussion of the Company's 2012 Facility in the liquidity and capital resources discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

Foreign Currency Risk

In situations where our operations incur contract costs in currencies other than their functional currency, we attempt to have a portion of the related contract revenues denominated in the same currencies as the costs. In those situations where revenues and costs are transacted in different currencies, we sometimes enter into foreign exchange contracts in order to limit our exposure to fluctuating foreign currencies. We follow the provisions of ASC 815-10 in accounting for our derivative contracts. The Company does not currently have exchange rate sensitive instruments that would have a material effect on our consolidated financial statements or results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is submitted as a separate section beginning on page F-1of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of September 27, 2013, the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the Evaluation Date.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of the Evaluation Date based on the framework established in "*Internal Control—Integrated Framework*", issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company's internal controls over financial reporting as of the Evaluation Date were effective. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting which appears later in this Annual Report on Form 10-K.

Changes in Internal Control

There were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended September 27, 2013, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Effectiveness of Controls

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its system of internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, but not absolute, assurance that the objectives of the system of internal control are met. The design of the Company's control system reflects the fact that there are resource constraints, and that the benefits of such control system must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control failures and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the intentional acts of individuals, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that the design of any particular control will always succeed in achieving its objective under all potential future conditions.

Item 9B. OTHER INFORMATION

The following information is being provided herein in lieu of a Current Report on Form 8-K, specifically for a disclosure under Item 5.02 of Form 8-K:

On November 21, 2013, Jacobs Engineering Group Inc. (the "Company") reassigned the operational duties of Mr. Gregory J. Landry, Executive Vice President-Operations, at his request. Those duties have been assigned to other Executive Vice Presidents—Operations within the company. As a result of this reassignment, the Board determined that, effective as of November 21, 2013, Mr. Landry is no longer one of the Company's executive officers.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year. The information required by Paragraph (b) of Item 401 of Regulation S-K is set forth in Part I, Item 1 of this Annual Report on Form 10-K.

Code of Ethics

We have adopted a code of ethics for our chief executive, chief financial, and principal accounting officers; a code of business conduct and ethics for members of our Board of Directors; and corporate governance guidelines. The full text of the codes of ethics and corporate governance guidelines is available at our website www.jacobs.com. In the event we make any amendment to, or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we will disclose such amendment or waiver and the reasons therefor on our website. We will provide any person without charge a copy of any of the aforementioned codes of ethics upon receipt of a written request. Requests should be addressed to: Jacobs Engineering Group Inc., 155 S. North Lake Avenue, Pasadena, California, 91101, Attention: Corporate Secretary.

Corporate Governance

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents certain information about our equity compensation plans as of September 27, 2013:

Plan Category	Column A Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Column B Weighted-average exercise price of outstanding options, warrants, and rights	Column C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Equity compensation plans approved by shareholders (a)	4,606,212	$52.33	7,925,846
Equity compensation plans not approved by shareholders	—	—	—
Total	4,606,212	$52.33	7,925,846

(a) The number in Column A excludes purchase rights accruing under our two, broad-based, shareholder-approved employee stock purchase plans: The Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan (the "1989 ESPP"), and the Global Employee Stock Purchase Plan (the "GESPP"). These plans give employees the right to purchase shares at an amount and price that are not determinable until the end of the specified purchase periods, which occur monthly. Our shareholders have authorized a total of 27.8 million shares of common stock to be issued through the 1989 ESPP and the GESPP. From the inception of the 1989 ESPP and the GESPP through September 27, 2013, a total of 25.1 million shares have been issued, leaving 2.7 million shares of common stock available for future issuance at that date.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) The Company's Consolidated Financial Statements at September 27, 2013 and September 28, 2012 and for each of the three years in the period ended September 27, 2013, September 28, 2012 and September 30, 2011 and the notes thereto, together with the report of the independent auditors on those Consolidated Financial Statements are hereby filed as part of this report, beginning on page F-1.

(2) Financial statement schedules—no financial statement schedules are presented as the required information is either not applicable, or is included in the consolidated financial statements or notes thereto.

(3) See Exhibits and Index to Exhibits, below.

(b) Exhibits and Index to Exhibits:

2.1	Share Purchase Agreement between Aker Solutions ASA and certain of its subsidiaries and the Registrant and certain of its subsidiaries, dated as of December 21, 2010, for the purchase of certain Aker Solutions businesses. Filed as Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2011 and incorporated herein by reference.
†2.2	Merger Implementation Deed between Sinclair Knight Merz Management Pty Limited and Sinclair Knight Merz Holdings Limited and Jacobs Engineering Group Inc. and Jacobs Australia Holdings Company Pty. Ltd, dated as of September 8, 2013.
3.1	Amended and Restated Certificate of Incorporation of the Registrant. Filed as Exhibit 3.1 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.
3.2	Jacobs Engineering Group Inc. Amended and Restated Bylaws, dated September 27, 2013. Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K on September 27, 2013 and incorporated herein by reference.
4.1	See Sections 5 through 18 of Exhibit 3.1.
4.2	See Article II, Section 3.03 of Article III, Article VI and Section 7.04 of Article VII of Exhibit 3.2.
10.1 #	The Jacobs Engineering Group Inc. Incentive Bonus Plan for Officers and Key Managers. Filed as Exhibit 10.10 to the Registrant's fiscal 2011 Annual Report on Form 10-K and incorporated herein by reference.
10.2 #	The Executive Security Program of Jacobs Engineering Group Inc. Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.3 #	Amendment to the Executive Security Program of Jacobs Engineering Group Inc., dated December 23, 2008. Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.4 #	Amendment to the Executive Security Program of Jacobs Engineering Group Inc., dated May 31, 2009. Filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.5 #	Jacobs Engineering Group Inc. 1991 Executive Deferral Plan, effective June 1, 1991. Filed as Exhibit 10.5 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.

10.6 #	Jacobs Engineering Group Inc. 1993 Executive Deferral Plan, effective December 1, 1993. Filed as Exhibit 10.6 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.
10.7 #	Jacobs Engineering Group Inc. 1995 Executive Deferral Plan, effective January 1, 1995. Filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2009 and incorporated herein by reference.
10.8 #	Jacobs Engineering Group Inc. Amended and Restated Executive Deferral Plan. Filed as Exhibit 10.8 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.
10.9 #	The Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan, as Amended and Restated-effective January 22, 2009. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on January 27, 2009 and incorporated herein by reference.
10.10 #	The Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan. Filed as Exhibit 10.10 to the Registrant's fiscal 2011 Annual Report on Form 10-K and incorporated herein by reference.
10.11 #	Jacobs Engineering Group Inc. 401(k) Plus Savings Plan and Trust, as Amended and Restated April 1, 2003. Filed as Exhibit 10.12 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.
10.12 #	Jacobs Engineering Group Inc. 1999 Stock Incentive Plan, as Amended and Restated. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on January 27, 2012 and incorporated herein by reference.
10.13 #	Form of Indemnification Agreement entered into between the Registrant and certain of its officers and directors. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2012 and incorporated herein by reference.
10.14 #	Form of Jacobs Engineering Group Inc. Non-Qualified Stock Option Agreement. Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 filed on January 29, 2009 and incorporated herein by reference.
10.15 #	Form of Jacobs Engineering Group Inc. Restricted Stock Agreement. Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2012 and incorporated herein by reference.
10.16 #	Form of Restricted Stock Unit Award Agreement (Market Stock Units). Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K on June 1, 2011 and incorporated herein by reference.
10.17 #	Form of Restricted Stock Unit Award Agreement. Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K on June 1, 2011 and incorporated herein by reference.
10.18 #	Form of Restricted Stock Award Agreement. Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K on May 26, 2011 and incorporated herein by reference.
10.19 #	Amendment One to Restricted Stock Unit Award Agreement (Market Stock Units) by and between Craig Martin and the Company dated as of October 14, 2011. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on October 18, 2011 and incorporated herein by reference.
10.20 #	Jacobs Engineering Group Inc. 1999 Outside Director Stock Plan, as Amended and Restated. Filed as Exhibit 10.21 to the Registrant's fiscal 2012 Annual Report on Form 10-K and incorporated herein by reference.
10.21	Form of Restricted Stock Unit Award Agreement (Performance Shares—Net Earnings Growth). Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2013 and incorporated herein by reference.

10.22 Form of Restricted Stock Unit Award Agreement. (Performance Shares—TSR). Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2013 and incorporated herein by reference.

10.23 Credit Agreement dated as of March 29, 2012 among Jacobs Engineering Group Inc. and certain of its subsidiaries)as "borrowers"), and the Bank of America, N.AA. (as "Administrative Agent"); BNP Paribas, and Wells Fargo Bank, N.A. (as Co-Syndication Agents); Union Bank, N.A. (as Documentation Agent); Merrill Lynch, Pierce, Fenner & Smith Incorporated (as Sole Book Manager); and Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp, and Wells Fargo Securities, LLC (as Joint Lead Arrangers). Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2012 and incorporated herein by reference.

10.24 # Employment agreement between Jacobs Engineering Group Inc. and Michael Tyler dated May 28, 2013. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2013 and incorporated herein by reference.

10.25 # Assignment Letter Agreement dated February 16, 2005 between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.17 to the Registrant's fiscal 2010 Annual Report on Form 10-K and incorporated herein by reference.

10.26 # Assignment Letter Agreement dated February 16, 2005 between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.17 to the Registrant's fiscal 2010 Annual Report on Form 10-K and incorporated herein by reference.

10.27 # Amendment dated April 23, 2008 to the February 16, 2005 Assignment Letter Agreement between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.16 to the Registrant's fiscal 2008 Annual Report on Form 10-K and incorporated herein by reference.

10.28 # Amendment dated October 1, 2009 to the February 16, 2005 Assignment Letter Agreement between the Registrant and Thomas R. Hammond, Executive Vice President. Filed as Exhibit 10.18 to the Registrant's fiscal 2009 Annual Report on Form 10-K and incorporated by reference.

10.29 # Relocation/Repatriation Agreement, dated as of September 29, 2011, by and between the Registrant and Thomas Hammond. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 29, 2011 and incorporated herein by reference.

10.30 # Jacobs Engineering Group Inc. 2005 Executive Deferral Plan, effective January 1, 2005. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2010 and incorporated herein by reference.

10.31 # Agreement between Jacobs Engineering Group Inc. and Noel G. Watson dated July 1, 2010. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 and incorporated herein by reference.

10.32 # Consulting Agreement between Jacobs Engineering Group Inc. and Noel G. Watson dated July 1, 2010. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2010 and incorporated herein by reference.

10.33 # Amendment No. 1 to Consulting Agreement between the Registrant and Noel G. Watson dated July 1, 2011. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2011 and incorporated herein by reference.

10.34 # Amendment No. 2 to Consulting Agreement between the Registrant and Noel G. Watson dated July 1, 2013. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2013 and incorporated herein by reference.

10.35	Term Loan Agreement dated January 27, 2011 between Jacobs Engineering U.K. Limited and Royal Bank of Scotland Finance (Ireland). Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
10.36	Senior Term Loan Facility dated January 26, 2011 between Jacobs Nederland B.V. and BNP Paribas. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
10.37	Senior Term Loan Facility dated January 26, 2011 between Jacobs Engineering U.K. Limited and Bank of America, N.A., London Branch. Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
10.38	Senior Term Loan Facility dated January 26, 2011 between Jacobs Australia Pty Limited and Bank of America, N.A., Australian Branch. Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
10.39	Form of Guaranty among certain subsidiaries of the Registrant and Royal Bank of Scotland Finance (Ireland), BNP Paribas, Bank of America, N.A., London Branch, and Bank of America, N.A., Australian Branch. Filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
10.40 #	Employment Agreement dated December 23, 2010 between the Registrant and Gary Mandel. Filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2011 and incorporated herein by reference.
†21.	List of Subsidiaries of Jacobs Engineering Group Inc.
†23.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
†31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†95.	Mine Safety Disclosure.
†101.INS	XBRL Instance Document
†101.SCH	XBRL Taxonomy Extension Schema Document
†101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
†101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
†101.LAB	XBRL Taxonomy Extension Label Linkbase Document
†101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Being filed herewith.
# Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JACOBS ENGINEERING GROUP INC.

Dated: November 22, 2013

By: /s/ CRAIG L. MARTIN

Craig L. Martin
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ CRAIG L. MARTIN **Craig L. Martin**	President, Chief Executive Officer and Director (Principal Executive Officer)	November 22, 2013
/s/ NOEL G. WATSON **Noel G. Watson**	Chairman of the Board	November 22, 2013
/s/ JOSEPH R. BRONSON **Joseph R. Bronson**	Director	November 22, 2013
/s/ JOHN F. COYNE **John F. Coyne**	Director	November 22, 2013
/s/ JUAN JOSE SUAREZ COPPEL **Juan Jose Suarez Coppel**	Director	November 22, 2013
/s/ ROBERT C. DAVIDSON, JR. **Robert C. Davidson, Jr.**	Director	November 22, 2013
/s/ RALPH E. EBERHART **Ralph E. Eberhart**	Director	November 22, 2013
/s/ EDWARD V. FRITZKY **Edward V. Fritzky**	Director	November 22, 2013
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director	November 22, 2013
Peter J. Robertson	Director	
/s/ CHRISTOPHER M.T. THOMPSON **Christopher M.T. Thompson**	Director	November 22, 2013
/s/ JOHN W. PROSSER, JR. **John W. Prosser, Jr.**	Executive Vice President, Finance and Administration and Treasurer (Principal Financial Officer)	November 22, 2013
/s/ NAZIM G. THAWERBHOY **Nazim G. Thawerbhoy**	Senior Vice President and Controller (Principal Accounting Officer)	November 22, 2013

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JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 27, 2013

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

September 27, 2013

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)
At September 27, 2013 and September 28, 2012

	2013	2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$1,256,405	$1,032,457
Receivables	2,548,990	2,348,892
Deferred income taxes	131,086	142,369
Prepaid expenses and other current assets	103,077	88,359
Total current assets	4,039,558	3,612,077
Property, Equipment, and Improvements, Net	379,296	331,131
Other Noncurrent Assets:		
Goodwill	2,022,831	2,010,340
Miscellaneous	832,459	885,885
Total other noncurrent assets	2,855,290	2,896,225
	$7,274,144	$6,839,433
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable	$ 22,783	$ —
Accounts payable	457,893	376,694
Accrued liabilities	1,029,816	1,061,969
Billings in excess of costs	345,097	263,275
Income taxes payable	32,030	45,114
Total current liabilities	1,887,619	1,747,052
Long-term Debt	415,086	528,260
Other Deferred Liabilities	723,104	796,338
Redeemable Noncontrolling Interest	—	8,894
Commitments and Contingencies		
Stockholders' Equity:		
Capital stock:		
Preferred stock, $1 par value, authorized—1,000,000 shares; issued and outstanding—none	—	—
Common stock, $1 par value, authorized—240,000,000 shares; issued and outstanding—131,639,196 shares and 129,935,881 shares, respectively	131,639	129,936
Additional paid-in capital	1,084,624	953,983
Retained earnings	3,300,961	2,920,441
Accumulated other comprehensive loss	(304,127)	(281,887)
Total Jacobs stockholders' equity	4,213,097	3,722,473
Noncontrolling interests	35,238	36,416
Total Group stockholders' equity	4,248,335	3,758,889
	$7,274,144	$6,839,433

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

For the Fiscal Years Ended September 27, 2013, September 28, 2012, and September 30, 2011
(In thousands, except per share information)

	2013	2012	2011
Revenues	$11,818,376	$10,893,778	$10,381,664
Costs and Expenses:			
Direct costs of contracts	(9,976,057)	(9,166,789)	(8,822,171)
Selling, general and administrative expenses	(1,173,340)	(1,130,916)	(1,040,575)
Operating Profit	668,979	596,073	518,918
Other (Expense) Income:			
Interest income	5,395	6,049	4,917
Interest expense	(12,906)	(11,686)	(8,799)
Gain on sale of intellectual property, net	—	6,292	—
Miscellaneous income (expense), net	80	(3,392)	1,625
Total other expense, net	(7,431)	(2,737)	(2,257)
Earnings Before Taxes	661,548	593,336	516,661
Income Tax Expense	(221,366)	(202,382)	(181,440)
Net Earnings of the Group	440,182	390,954	335,221
Net Earnings Attributable to Noncontrolling Interests	(17,089)	(12,000)	(4,192)
Net Earnings Attributable to Jacobs	$ 423,093	$ 378,954	$ 331,029
Net Earnings Per Share:			
Basic	$ 3.27	$ 2.97	$ 2.63
Diluted	$ 3.23	$ 2.94	$ 2.60

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Fiscal Years Ended September 27, 2013, September 28, 2012, and September 30, 2011
(In thousands)

	2013	2012	2011
Net Earnings of the Group	$440,182	$ 390,954	$335,221
Other Comprehensive (Loss) Income:			
Foreign currency translation adjustments	(23,704)	30,038	(22,524)
Change in pension liability	4,496	(100,385)	99,881
Gains (losses) on cash flow hedges	1,467	3,567	137
Other Comprehensive (Loss) Income Before Income Taxes	(17,741)	(66,780)	77,494
Income Tax Benefit (Expense):			
Foreign currency translation adjustments	—	(750)	(2,500)
Change in pension liability	(3,949)	24,443	(26,707)
Gains (losses) on cash flow hedges	(550)	(1,262)	(84)
Total Income Tax Benefit (Expense)	(4,499)	22,431	(29,291)
Net Other Comprehensive Income (Loss)	(22,240)	(44,349)	48,203
Net Comprehensive Income of the Group	417,942	346,605	383,424
Net Comprehensive Income Attributable to Noncontrolling Interests	(17,089)	(12,000)	(4,192)
Total Comprehensive Income Attributable to Jacobs	$400,853	$ 334,605	$379,232

See the accompanying Notes to Consolidated Financial Statements including the Company's note on Other Comprehensive Income for a presentation of amounts reclassified to net income during the period

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Fiscal Years Ended September 27, 2013, September 28, 2012, and September 30, 2011
(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Jacobs Stockholders' Equity	Noncontrolling Interests	Total Group Stockholders' Equity
Balances at October 1, 2010	$125,909	$ 767,514	$2,251,366	$(285,741)	$2,859,048	$ 5,880	$2,864,928
Net earnings	—	—	331,029	—	331,029	4,192	335,221
Foreign currency translation adjustments, net of deferred tax expense of $2,500	—	—	—	(25,024)	(25,024)	—	(25,024)
Pension liability, net of deferred tax expense of $26,707	—	—	—	73,174	73,174	—	73,174
Gain on derivatives, net of deferred tax expense of $84	—	—	—	53	53	—	53
Noncontrolling interest acquired / consolidated	—	—	—	—	—	4,942	4,942
Distributions to noncontrolling interests	—	—	—	—	—	(4,617)	(4,617)
Issuances of equity securities, net of deferred tax benefit of $6,961	2,282	96,010	—	—	98,292	—	98,292
Repurchases of equity securities	(406)	(5,064)	(18,114)	—	(23,584)	—	(23,584)
Balances at September 30, 2011	127,785	858,460	2,564,281	(237,538)	3,312,988	10,397	3,323,385
Net earnings	—	—	378,954	—	378,954	12,000	390,954
Foreign currency translation adjustments, net of deferred tax expense of $750	—	—	—	29,288	29,288	—	29,288
Pension liability, net of deferred tax benefit of $24,443	—	—	—	(75,942)	(75,942)	—	(75,942)
Gain on derivatives, net of deferred tax expense of $1,262	—	—	—	2,305	2,305	—	2,305
Noncontrolling interest acquired / consolidated	—	—	(3,971)	—	(3,971)	15,528	11,557
Distributions to noncontrolling interests	—	—	—	—	—	(5,376)	(5,376)
Contributions from noncontrolling interests	—	—	—	—	—	3,867	3,867
Issuances of equity securities, net of deferred tax benefit of $4,074	2,706	106,494	—	—	109,200	—	109,200
Repurchases of equity securities	(555)	(10,971)	(18,823)	—	(30,349)	—	(30,349)
Balances at September 28, 2012	129,936	953,983	2,920,441	(281,887)	3,722,473	36,416	3,758,889
Net earnings	—	—	423,093	—	423,093	17,089	440,182
Foreign currency translation adjustments	—	—	—	(23,704)	(23,704)	—	(23,704)
Pension liability, net of deferred tax expense of $3,949	—	—	—	547	547	—	547
Gain on derivatives, net of deferred tax expense of $550	—	—	—	917	917	—	917
Noncontrolling interest acquired / consolidated	—	11,087	—	—	11,087	(10,293)	794
Distributions to noncontrolling interests	—	—	—	—	—	(7,974)	(7,974)
Issuances of equity securities, net of deferred tax expense of $3,111	2,864	137,592	—	—	140,456	—	140,456
Repurchases of equity securities	(1,161)	(18,038)	(42,573)	—	(61,772)	—	(61,772)
Balances at September 27, 2013	$131,639	$1,084,624	$3,300,961	$(304,127)	$4,213,097	$ 35,238	$4,248,335

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended September 27, 2013, September 28, 2012, and September 30, 2011
(In thousands)

	2013	2012	2011
Cash Flows from Operating Activities:			
Net earnings attributable to the Group	$ 440,182	$ 390,954	$ 335,221
Adjustments to reconcile net earnings to net cash flows from operations:			
Depreciation and amortization:			
Property, equipment and improvements	69,889	58,890	57,620
Intangible assets	28,985	41,934	37,750
Purchase accounting gain	—	—	(3,716)
Gain on sale of intellectual property	—	(6,292)	—
Stock based compensation	39,518	32,442	29,084
Tax deficiency (benefit) from stock based compensation	3,213	(3,957)	(6,837)
Equity in earnings of investees	(59,300)	(63,690)	(55,528)
Dividends received from earnings of investees	45,160	54,710	46,799
Change in pension plan obligations	(8,714)	(28,351)	(27,150)
Change in deferred compensation plans	(8,915)	(5,474)	—
(Gains) Losses on sales of assets, net	519	811	(481)
Changes in assets and liabilities, excluding the effects of businesses acquired:			
Receivables	(234,864)	(227,123)	(234,024)
Prepaid expenses and other current assets	(15,898)	(19,265)	(14,604)
Accounts payable	82,389	10,673	(15,997)
Accrued liabilities	(18,214)	80,806	41,529
Billings in excess of costs	84,043	(15,626)	13,304
Income taxes payable	(5,676)	10,015	26,387
Deferred income taxes	(4,358)	(1,036)	15,853
Other deferred liabilities	(2,199)	(4,764)	(1,218)
Change in long-term receivables	15,815	—	—
Other, net	(3,059)	(5,852)	(7,502)
Net cash provided by operating activities	448,516	299,805	236,490
Cash Flows from Investing Activities:			
Additions to property and equipment	(127,270)	(102,574)	(98,749)
Disposals of property and equipment	4,276	319	3,860
Change in cash related to consolidation of joint ventures	5,344	—	—
Purchases of investments	(15)	(38)	(193)
Sales of investments	11	15	4,667
Sale of intellectual property	—	12,726	—
Acquisitions of businesses, net of cash acquired	(39,429)	(91,575)	(711,421)
Net cash used for investing activities	(157,083)	(181,127)	(801,836)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	—	528,673	825,681
Repayments of long-term borrowings	(118,293)	(98)	(239,189)
Proceeds from short-term borrowings	59,094	2,586	77,055
Repayments of short-term borrowings	(35,400)	(579,901)	(159,394)
Proceeds from issuances of common stock	46,079	43,568	45,943
Tax (deficiency) benefit from stock based compensation	(3,213)	3,956	6,837
Distributions to noncontrolling interests	(7,974)	(5,376)	—
Contributions from noncontrolling interests	—	3,868	—
Net cash (used for) provided by financing activities	(59,707)	(2,724)	556,933
Effect of Exchange Rate Changes	(7,778)	10,870	(24,796)
Increase (Decrease) in Cash and Cash Equivalents	223,948	126,824	(33,209)
Cash and Cash Equivalents at Beginning of Period	1,032,457	905,633	938,842
Cash and Cash Equivalents at End of Period	$1,256,405	$1,032,457	$ 905,633

See the accompanying Notes to Consolidated Financial Statements.

JACOBS ENGINEERING GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Description of Business

We provide a broad range of technical, professional, and construction services including engineering, design, and architectural services; construction and construction management services; operations and maintenance services; and process, scientific, and systems consulting services. We provide our services through offices and subsidiaries located primarily in North America, South America, Europe, the Middle East, India, Australia, Africa, and Asia. We provide our services under cost-reimbursable and fixed-price contracts. The percentage of revenues realized from each of these types of contracts for each of the last three fiscal years was as follows:

	2013	2012	2011
Cost-reimbursable	85%	85%	84%
Fixed-price	15%	15%	16%

Basis of Presentation, Definition of Fiscal Year, and Other Matters

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and include the accounts of Jacobs Engineering Group Inc. and its subsidiaries and affiliates which it controls. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Friday closest to September 30 (determined on the basis of the number of workdays) and, accordingly, an additional week of activity is added every five-to-six years.

Please refer to Note 16—*Definitions* for the definitions of certain terms used in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements.

2. Significant Accounting Policies

Revenue Accounting for Contracts and Use of Joint Ventures

In general, we recognize revenues at the time we provide services. Depending on the commercial terms of the contract, we recognize revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. For multiple contracts with a single customer we account for each contract separately. We also recognize as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated.

Certain cost-reimbursable contracts include incentive-fee arrangements. The incentive fees in such contracts can be based on a variety of factors but the most common are the achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets can result in unrealized incentive fees. We recognize incentive fees based on expected results using the percentage-of-completion method of accounting. As the contract progresses and more information becomes available, the estimate of the anticipated incentive fee that will be earned is revised as necessary. We bill incentive fees based on the terms and conditions of the individual contracts. In certain situations, we are allowed to bill a portion of the incentive fees over the performance period of the contract. In other situations, we are allowed to bill incentive fees only after the target criterion has been achieved. Incentive fees which have been recognized but not billed are included in receivables in the accompanying Consolidated Balance Sheets.

Certain cost-reimbursable contracts with government customers as well as certain commercial clients provide that contract costs are subject to audit and adjustment. In this situation, revenues are recorded at the time services are performed based upon the amounts we expect to realize upon completion of the contracts. Revenues are not recognized for non-recoverable costs. In those situations where an audit indicates that we may have billed a client for costs not allowable under the terms of the contract, we estimate the amount of such nonbillable costs and adjust our revenues accordingly.

When we are directly responsible for subcontractor labor or third-party materials and equipment, we reflect the costs of such items in both revenues and costs (and we refer to such costs as "pass-through" costs). On those projects where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not reflected in either revenues or costs.

The following table sets forth pass-through costs included in revenues for each of the last three fiscal years (in millions):

2013	2012	2011
$2,624.8	$2,328.4	$2,118.5

As is common to the industry, we execute certain contracts jointly with third parties through various forms of joint ventures and consortiums. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by us and our joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. The assets of our joint ventures, therefore, consist almost entirely of cash and receivables (representing amounts due from clients), and the liabilities of our joint ventures consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures under their individual subcontracts) and other subcontractors. In general, at any given time, the equity of our joint ventures represents the undistributed profits earned on contracts the joint ventures hold with clients. Very few of our joint ventures have employees. None of our joint ventures have third-party debt or credit facilities. Our joint ventures, therefore, are simply mechanisms used to deliver engineering and construction services to clients. Rarely do they, in and of themselves, present any risk of loss to us or to our partners separate from those that we would carry if we were performing the contract on our own. Under U.S. GAAP, our share of losses associated with the contracts held by the joint ventures, if and when they occur, has always been reflected in our Consolidated Financial Statements.

Certain of our joint ventures meet the definition of a VIE. In evaluating our VIEs for possible consolidation, we perform a qualitative analysis to determine whether or not we have a "controlling financial interest" in the VIE as defined by U.S. GAAP. We consolidate only those VIEs over which we have a controlling financial interest.

For the Company's unconsolidated joint ventures, we use either the equity method of accounting or proportional consolidation. The Company does not currently participate in any significant VIEs in which it has a controlling financial interest that it does not consolidate.

There were no changes in facts and circumstances during the period that caused the Company to reassess the method of accounting for its VIEs.

Fair Value Measurements

The net carrying amounts of cash and cash equivalents, trade receivables and payables, and notes payable approximate Fair Value due to the short-term nature of these instruments. Similarly, we believe the carrying value of long-term debt also approximates Fair Value based on the interest rates and scheduled maturities applicable to the outstanding borrowings. Certain other assets and liabilities, such as forward contracts and an interest rate swap agreement we purchased as cash-flow hedges discussed in Note 10—*Commitments and Contingencies, and Derivative Financial Instruments* are required to be carried in our Consolidated Financial Statements at Fair Value.

The Fair Value of the Company's reporting units (needed for purposes of determining whether there is an indication of possible impairment of the carrying value of goodwill) was determined in fiscal year 2011 using a market approach that multiplies the after-tax earnings of each reporting unit for the trailing twelve months by the Company's overall average market earnings multiple. For fiscal years 2012 and 2013, we used both an income approach and a market approach to test our goodwill for possible impairment. Such approaches require us to make estimates and judgments. Under the income approach, Fair Value is determined by using the discounted cash flows of our reporting units. Under the market approach, the Fair Values of our reporting units are determined by reference to guideline companies that are reasonably comparable to our reporting units; the Fair Values are estimated based on the valuation multiples of the invested capital associated with the guideline companies. In assessing whether there is an indication that the carrying value of goodwill has been impaired, we utilize the results of both valuation techniques and consider the range of Fair Values indicated. The range of value (both end of the range) for each reporting unit, exceeded the respective book values by more than 60%.

With respect to share-based payments, we estimate the Fair Value of stock options granted to employees and directors using the Black-Scholes option-pricing model. Like all option-pricing models, the Black-Scholes model requires the use of highly subjective assumptions including (i) the expected volatility of the market price of the underlying stock, and (ii) the expected term of the award, among others. Accordingly, changes in assumptions and any subsequent adjustments to those assumptions can cause drastically different Fair Values to be assigned to our stock option awards. For restricted stock units containing service and market conditions, compensation expense is based on the Fair Value of such units using a Monte Carlo simulation. Due to the uncertainties inherent in the use of assumptions and the results of applying Monte Carlo simulations, the amount of expense recorded in the accompanying consolidated financial statements may not be representative of the effects on our future consolidated financial statements because equity awards tend to vest over several years and additional equity awards may be made in the future.

The Fair Values of the assets owned by the various pension plans that the Company sponsors are determined based on the type of asset, consistent with U.S. GAAP. Equity securities are valued by using market observable data such as quoted prices. Publicly traded corporate equity securities are valued at the last reported sale price on the last business day of the year of the plans. Securities not traded on the last business day are valued at the last reported bid price. Debt securities are valued at the last reported sale price on the last business day applicable. Real estate consists primarily of common or collective trusts, with underlying investments in real estate. They are valued using the best information available, including quoted market prices or market prices for similar assets when available or internal cash flow estimates discounted at an appropriate interest rate or independent appraisals, as appropriate. Insurance contracts, investments in infrastructure/raw goods, and hedge funds are valued using actuarial assumptions and values reported by the fund managers.

The methodologies described above and elsewhere in these Notes to Consolidated Financial Statements may produce a Fair Value measure that may not be indicative of net realizable value or reflective of future Fair Values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the Fair Value of certain financial instruments could result in a different Fair Value measurement.

Cash Equivalents

We consider all highly liquid investments with original maturities of less than three months to be cash equivalents. Cash equivalents at September 27, 2013 and September 28, 2012 consisted primarily of money market mutual funds and overnight bank deposits.

Receivables and Billings in Excess of Costs

"Receivables" include billed receivables, unbilled receivables, and retentions receivable. Billed receivables represent amounts invoiced to clients in accordance with the terms of our client contracts. They are recorded in our financial statements when they are issued. Unbilled receivables and retentions receivable represent reimbursable costs and amounts earned and reimbursable under contracts in progress as of the respective balance sheet dates. Such amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. We anticipate that substantially all of such unbilled amounts will be billed and collected over the next fiscal year.

Certain contracts allow us to issue invoices to clients in advance of providing services. "Billings in excess of costs" represent billings to, and cash collected from, clients in advance of work performed. We anticipate that substantially all such amounts will be earned over the next twelve months.

Property, Equipment, and Improvements

Property, equipment and improvements are carried at cost, and are shown net of accumulated depreciation and amortization in the accompanying Consolidated Balance Sheets. Depreciation and amortization is computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Estimated useful lives range from 20 to 40 years for buildings, from 3 to 10 years for equipment and from 4 to 10 years for leasehold improvements.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the Fair Value of the net tangible and intangible assets acquired. Goodwill and the cost of intangible assets with indefinite lives are not amortized; instead, we test goodwill for possible impairment. We conduct such tests annually (or more frequently if events occur or circumstances change that would more likely than not reduce the Fair Values of our reporting units below their respective carrying values). The first step in the test is to compare the implied Fair Value of each of the Company's reporting units to their respective carrying amounts, including goodwill. In the event that the carrying value of a reporting unit exceeds its Fair Value, a second test is performed to measure the amount of the impairment loss, if any. In performing the annual impairment test, the Company evaluates goodwill at the reporting unit level. We have determined that our operating segment is comprised of two reporting units based on geography. Based on the results of these tests, we have determined that the Fair Value of our reporting units substantially exceeded their respective carrying values for fiscal years 2013, 2012, and 2011.

The following table provides certain information related to the Company's acquired intangible assets for each of the fiscal years presented (in thousands):

	Customer Relationships, Contracts, and Backlog	Developed Technology	Trade Names	Other	Total
Balances, October 1, 2010	$ 95,478	$ —	$ 2,052	$ 2,515	$100,045
Acquisitions	155,512	23,000	2,744	2,542	183,798
Amortization	(21,239)	(1,023)	(1,214)	(1,225)	(24,701)
Foreign currency translation	(13)	—	(109)	(14)	(136)
Balances, September 30, 2011	229,738	21,977	3,473	3,818	259,006
Acquisitions	13,010	—	1,200	410	14,620
Amortization	(24,406)	(1,533)	(1,430)	(1,597)	(28,966)
Foreign currency translation	(613)	—	(161)	(124)	(898)
Balances, September 28, 2012	217,729	20,444	3,082	2,507	243,762
Amortization	(20,731)	(1,533)	(614)	(1,130)	(24,008)
Foreign currency translation	(1,471)	—	(289)	(90)	(1,850)
Balances, September 27, 2013	$195,527	$18,911	$ 2,179	$ 1,287	$217,904
Weighted average amortization period	10.2	13.0	13.4	7.2	10.5

The weighted average amortization period includes the effects of foreign currency translation.

The above table excludes the values assigned to those intangible assets embedded in the Company's investment in AWE Management Ltd. ("AWE"). Those amounts are included in the carrying value of the Company's investment in AWE. The amount of amortization expense we estimate we will record during each of the next five fiscal years relating to intangible assets existing at September 27, 2013, including those associated with AWE, is: fiscal 2014 - $24.4 million; fiscal 2015 - $23.9 million; fiscal 2016 - $23.8 million; fiscal 2017 - $23.7 million; and fiscal 2018 - $23.7 million. The amounts reported for future amortization include the effect of exchange rate changes.

The change in goodwill during the period relates primarily to businesses acquired during fiscal 2013.

Business Combinations

The Company did not enter into any material business combinations during fiscal years 2012 and 2013,

On September 8, 2013, the Company, entered into a Merger Implementation Deed with Sinclair Knight Merz ("SKM"), a 6,500-person professional services firm headquartered in Australia. In accordance with the terms of the Merger Implementation Deed, SKM would enter into a Sale Agreement immediately prior to implementation of the Acquisition. Pursuant to the Agreements, the Company would acquire 100% of SKM for approximately AUS$1.3 billion in cash (approximately US$1.2 billion as of September 27, 2013). The purchase price reflects an enterprise value of AUS$1.2 billion (US$1.1 billion as of September 27, 2013) plus adjustments for cash, debt and other items.

SKM is an employee-owned company that provides engineering, design, procurement, construction and project management, as well as consulting, planning and scientific services in the mining and metals, building and infrastructure, water and environment and power and energy industries. SKM has significant operations in Australia, Asia, South America and the U.K.

Additional detail regarding the SKM transaction can be found in the Company's Form 8-K dated September 8, 2013.

During the second quarter of fiscal 2011, we acquired certain operations within the process and construction business of Aker Solutions ASA, and in April 2011 we completed the acquisition of Aker Projects (Shanghai) Company Limited (together, the "Aker Entities"). The acquisition of the Aker Entities is described in more detail on pages 6 and F-16 of our 2011 Form 10-K. Consistent with most other business combinations we have completed, we began integrating the Aker Entities into our existing operations shortly after the businesses were acquired. Accordingly, it is not practicable to provide complete financial information for the Aker Entities on a stand-alone basis.

The purchase price consisted of $675.0 million plus approximately $234.6 million representing the value of certain transactions specified in the share purchase agreement ("SPA") and a preliminary estimate of net cash and working capital acquired. Prior to the acquisition of the Aker Entities, the seller completed certain transactions that could have affected the amounts of net cash and net working capital of the operations acquired. The parties therefore negotiated into the SPA a "net cash and working capital adjustment" by which the net cash and working capital of the acquired operations were compared to target amounts specified in the SPA and which, after considering bands within which no settlement would be required, may cause one party to pay cash to the other. The final adjustment amount was determined in accordance with the terms of the SPA in the fourth quarter of fiscal 2011 and no payment was made by either party.

During the second quarter of fiscal 2012, the Company completed the purchase price allocation of the Aker Entities. The Company recorded a number of Fair Value adjustments affecting, among other things, the estimated liabilities related to certain projects; the final, estimated liabilities relating to acquired professional liability exposures; and other adjustments to the working capital of the balance sheets of the acquired businesses, the total of which fell within the purchase price adjustment band described in the preceding paragraph.

The following table presents the final allocation of the purchase price to the net assets acquired, excluding intangibles and goodwill (in thousands):

Assets:	
Cash and cash equivalents	$329,689
Receivables and other current assets	163,214
Property and equipment, and other assets	115,688
Total assets	608,591
Liabilities:	
Current liabilities	292,003
Long-term liabilities	22,534
Total liabilities	314,537
Net assets acquired	$294,054

The following table presents the values assigned to the identifiable intangible assets acquired in the Aker Entities transactions (in thousands):

Customer relationships / backlog	$136,000
Technology	23,000
Total	$159,000

The carrying values of intangible assets subject to amortization are included in "Other Noncurrent Assets" in the accompanying Consolidated Balance Sheet at September 28, 2012, and are being amortized over lives that range from 1 year to 15 years (the weighted average life for all intangibles is 12.8 years).

The amount of goodwill created as a result of the Aker Entities transactions is summarized as follows (in thousands):

Purchase price	$ 910,000
Amount assigned to net assets acquired	(294,054)
Amount assigned to identifiable intangible assets	(159,000)
Deferred taxes related to intangible assets	55,000
Goodwill recognized	$ 511,946

Some of the factors contributing to a purchase price that resulted in the recognition of goodwill include: (i) access to a large, highly-trained and stable workforce; (ii) the opportunity to expand our client base in the U.S., the United Kingdom, Canada, Australia, and China; (iii) the opportunity to enter new geographic markets in South America; (iv) the opportunity to expand our presence in the mining and minerals market; and (v) the opportunity of achieving operating synergies.

Other Matters

We do not expect a material amount of the goodwill recognized during fiscal 2012 and fiscal 2011 to be deductible for income tax purposes.

Included in selling, general and administrative expense for fiscal 2012 and fiscal 2011 is $5.8 million and $15.2 million, respectively of acquisition-related costs pertaining to our acquisition activities.

The Company has retrospectively adjusted certain fiscal 2011 comparative financial information for significant purchase accounting adjustments identified during the respective measurement periods of the related acquisitions. During fiscal 2012, the Company recorded adjustments increasing the Fair Values of accrued liabilities by $100.1 million, income taxes payable by $10.4 million, and other deferred liabilities by $39.3 million. These amounts were offset by an increase in goodwill of $127.1 million and $22.7 million in deferred income tax assets. These purchase price adjustments related primarily to income tax exposures and project exposures. The basis for valuing the liabilities recorded for the income tax exposure was assessments received from taxing authorities, and the basis for valuing the projected-related liabilities was management's best estimate of the costs to complete the associated projects in excess of the respective contract values.

Foreign Currencies

In preparing our Consolidated Financial Statements, it is necessary to translate the financial statements of our subsidiaries operating outside the U.S., which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. In accordance with U.S. GAAP, revenues and expenses of operations outside the U.S. are translated into U.S. dollars using weighted-average exchange rates for the applicable period(s) being translated while the assets and liabilities of operations outside the U.S. are generally translated into U.S. dollars using period-end exchange rates. The net effect of foreign currency translation adjustments is included in stockholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

Share-Based Payments

We measure the value of services received from employees and directors in exchange for an award of an equity instrument based on the grant-date Fair Value of the award. The computed value is recognized as a non-cash cost on a straight-line basis over the period the individual provides services, which is typically the vesting period of the award with the exception of awards containing an internal performance measure which is recognized on a straight-line basis over the vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. The cost of these awards is recorded in selling, general and administrative expense in the Company's Consolidated Financial Statements.

The following table presents our stock-based compensation expense for the various types of awards made by the Company for each of the fiscal years presented (in thousands):

Award Type	2013	2012	2011
Restricted Stock and Restricted Stock Units (excluding Market and Performance Awards)	$12,836	$11,021	$10,710
Stock Options	11,385	14,067	16,468
Market and Performance Awards	15,297	7,354	1,906
Total Expense	$39,518	$32,442	$29,084

The Company has two incentive plans whereby eligible employees and directors of Jacobs may be granted stock options, restricted stock, and/or restricted stock units.

Stock Options—Substantially all of the stock options granted during the year are awarded on the same date (although the date is different for employees and directors). The following table presents the assumptions used in the Black-Scholes option-pricing model during each of the last three fiscal years for awards made to employees and directors:

	Awards Made to Employees			Awards Made to Directors		
	2013	2012	2011	2013	2012	2011
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	38.37%	43.28%	41.54%	37.65%	41.42%	41.97%
Risk-free interest rate	1.11%	0.95%	2.00%	0.95%	1.11%	2.40%
Expected term of options (in years)	5.82	5.82	5.82	5.82	5.82	5.82

Performance Awards—During fiscal year 2011, the Company granted restricted stock units containing service and performance conditions. The number of restricted stock units in which the employee may ultimately vest is determined using a stock performance multiplier ("SPM"). The SPM is the quotient obtained by dividing the 60 calendar day average market price of our common stock ending on the vesting date ("Ending Average Stock Price") by the 60 calendar day average market price of our common stock ending on the grant date ("Beginning Average Stock Price"). The maximum SPM is 2 and will be zero if the Ending Average Market Price of our common stock is less than 50% of the Beginning Average Market Price. The number of restricted stock units earned is equal to the target restricted stock units awarded to an employee multiplied by the SPM.

The Company's chief executive officer's restricted stock units are further subject to an additional Total Shareholder Return ("TSR") condition. Specifically, in order to receive full payout of whatever restricted stock unit award was otherwise earned at the end of the three-year performance period, the Company's TSR compared to its peers must be no less than at the 50th percentile. If performance is at the 25th percentile, 50% of the otherwise payable award is paid. No award is payable if TSR is below the 25th percentile. If performance is between the 25th and 50th percentile, the amount of the otherwise payable award is increased from 50% to 100% of the full award on a linear basis.

Substantially all of the restricted stock units with market conditions granted during the year are awarded on the same date. The following table presents the assumptions used to value these restricted stock units:

	2011
Dividend yield	— %
Expected volatility	46.67%
Risk-free interest rate	0.83%
Expected term (in years)	3

During fiscal years 2013 and 2012, the Company granted restricted stock units containing service, performance, and market conditions. The restricted stock unit award is split equally between Earned Relative TSR Restricted Stock Units and Earned Net Earnings Growth Restricted Stock Units.

The number of Earned Relative TSR Restricted Stock Units in which the employee may ultimately vest shall be equal to 50% of the grant multiplied by the TSR Performance Multiplier. The TSR Performance Multiplier will be determined by comparing the Company's total stockholder return to the total stockholder return of each of the companies in a specified industry peer group over the three-year period immediately following the award date. For purposes of computing total stockholder return, the beginning stock price will be the average closing stock price over the 30 calendar day period ending on the award date ("Performance Period"), and the ending stock price will be the average closing price over the 30 calendar day period ending on the last day of the performance period. Any dividend payments made over the Performance Period will be deemed re-invested on the ex-dividend data in additional shares of the related Company.

The following table presents the basis on which the Earned Relative TSR Restricted Stock Units are determined:

Company TSR Percentile Rank	TSR Performance Multiplier
Below 30th percentile	— %
30th percentile	50%
50th percentile	100%
70th percentile or above	150%

If the Company's total stockholder return over the Performance Period falls between any of the brackets described above, the TSR Performance Multiplier will be determined using straight line interpolation based on the actual percentile ranking.

Substantially all of the restricted stock units market conditions granted during the year are awarded on the same date. The following table presents the assumptions used to value the Earned Relative TSR Restricted Stock Units:

	2013	2012
Dividend yield	— %	— %
Expected volatility	29.18%	36.30%
Risk-free interest rate	0.42%	0.42%
Expected term (in years)	3	3

The number of Earned Net Earnings Growth Restricted Stock Units awarded in fiscal year 2012 in which an employee may ultimately vest shall be equal to the sum of the following: (1) an amount, not less than zero, equal to one-third of the Target Restricted Stock Units multiplied by 50% multiplied by the Net Earnings Growth Performance Multiplier (or, "NEGPM", as defined) determined based upon the growth in the Company's Net Earnings (as defined) over the period from April 1, 2012 to March 31, 2013; plus, (2) an amount, not less than zero, equal to (A) two-thirds of the Target Restricted Stock Units multiplied by 50% multiplied by the NEGPM determined based upon the average growth in the Company's Net Earnings over the period from April 1, 2012 to March 31, 2014, minus (B) the amount determined pursuant to (1) above; plus, (3) an amount, not less than zero, equal to (A) the Target Restricted Stock Units multiplied by 50% multiplied by the NEGPM determined based upon the average growth in the Company's Net Earnings over the period from April 1, 2012 to March 31, 2015, minus (B) the amount determined pursuant to (1) and (2) above.

For Earned Net Earnings Growth Restricted Stock Units awarded in fiscal year 2013 all the criteria are the same over the three year vesting period as those referenced in the paragraph above with the exception of the performance period which is based upon the Company's Net Earnings (as defined) over the period starting on the first day of the Company's third quarter of fiscal 2013 and ending on the last day of the Company's second quarter of fiscal 2016.

If the Company's average growth in Net Earnings over the applicable fiscal years during the respective Performance Periods is between 5% and 10%, 10% and 15%, or 15% and 20%, the Net Earnings Growth Performance Multiplier will be determined using straight line interpolation based on the actual average growth in the Company's consolidated net earnings.

The following table presents the basis on which the Earned Net Earnings Growth Restricted Stock Units are determined:

Average Net Earnings Growth	Net Earnings Growth Performance Multiplier
Less than 5%	— %
5%	50%
10%	100%
15%	150%
20%	200%

Unless stated otherwise, all other awards are valued based on the closing price of the Company's common stock as reported in the NYSE Composite Price History on their respective grant date.

Concentrations of Credit Risk

Our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, South America, Europe, Australia, and Asia. In the normal course of business, and consistent with industry practices, we grant credit to our clients without requiring collateral. Concentrations of credit risk is the risk that, if we extend a significant amount of credit to clients in a specific geographic area or industry, we may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to our diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, we continually evaluate the credit worthiness of our major commercial clients.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires us to employ estimates and make assumptions that affect the reported amounts of certain assets and liabilities; the revenues and expenses reported for the periods covered by the financial statements; and certain amounts disclosed in these Notes to the Consolidated Financial Statements. Although such estimates and assumptions are based on management's most recent assessment of the underlying facts and circumstances utilizing the most current information available and past experience, actual results could differ significantly from those estimates and assumptions. Our estimates, judgments, and assumptions are evaluated periodically and adjusted accordingly.

Earlier in these Notes to Consolidated Financial Statements, we discussed three significant accounting policies that rely on the application of estimates and assumptions: revenue recognition for long-term construction contracts; the process for testing goodwill for possible impairment; and the accounting for share-based payments to employees and directors. The following is a discussion of certain other significant accounting policies that rely on the use of estimates:

Accounting for Pensions—We use certain assumptions and estimates in order to calculate periodic pension cost and the value of the assets and liabilities of our pension plans. These assumptions involve discount rates, investment returns, and projected salary increases, among others. Changes in the actuarial assumptions may have a material effect on the plans' liabilities and the projected pension expense.

Accounting for Income Taxes—We determine our consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such deferred tax assets and liabilities are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. If and when we determine that a deferred tax asset will not be realized for its full amount, we will recognize and record a valuation allowance with a corresponding charge to earnings. Judgment is required in determining our worldwide provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, we file income, franchise, gross receipts and similar tax returns in many jurisdictions. Our tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the U.S., and by various government agencies representing many jurisdictions outside the U.S.

Contractual Guarantees, Litigation, Investigations, and Insurance—In the normal course of business, we are subject to certain contractual guarantees and litigation. We record in the Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation, and insurance claims. We perform an analysis to determine the level of reserves to establish for both insurance-related claims that are known and have been asserted against us as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our Consolidated Statements of Earnings. In addition, as a contractor providing services to various agencies of the U.S. federal government, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations, and procurement practices. We adjust revenues based upon the amounts we expect to realize considering the effects of any client audits or governmental investigations.

Accounting for Business Combinations—U.S. GAAP requires that the purchase price paid for business combinations accounted for using the acquisition method be allocated to the assets and liabilities acquired based on their respective Fair Values. Determining the Fair Value of contract assets and liabilities acquired often requires estimates and judgments regarding, among other things, the estimated cost to complete such contracts. The Company must also make certain estimates and judgments relating to other assets and liabilities acquired as well as any identifiable intangible assets acquired.

New Accounting Pronouncements

In February 2013, the FASB adopted ASU No. 2013-02—Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of earnings or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts. ASU 2013-02 is effective for annual and interim periods beginning after December 15, 2012. The adoption of ASU 2013-02 has not had a material effect on the Company's consolidated financial statements.

In July 2012, the FASB adopted ASU No. 2012-02—*Testing Indefinite-Lived Intangible Assets for Impairment.* ASU 2012-02 amends Topic 350 of the FASB's ASC regarding how entities test indefinite-lived intangible assets other than goodwill for possible impairment. ASU 2012-02 permits entities first to assess qualitative factors to determine whether it is more likely than not that an indefinite lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test pursuant to ASC Subtopic 350-30. If the entity determines that is more likely than not that such asset is not impaired based on its qualitative assessment, no further testing is required. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 has not had a material effect on the Company's Consolidated Financial Statements.

Also in December 2011, the FASB adopted ASU No. 2011-11—*Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 amends Topic 210 of the ASC and requires entities to disclose information about offsetting and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their respective financial positions. The scope of this ASU includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending agreements. Entities are required to apply the provisions of ASU 2011-11 for annual reporting periods beginning on or after January 1, 2013. The Company does not believe that the adoption of ASU 2011-11 will have a material effect on its consolidated financial statements.

3. Stock Purchase and Stock Option Plans

Broad-Based, Employee Stock Purchase Plans

The 1989 ESPP and the GESPP are employee stock purchase plans under which employees are granted the right to purchase shares of the common stock of Jacobs at a discount that is limited to 5% of the per-share market value on the day shares are sold to employees.

The following table summarizes the stock issuance activity under the 1989 ESPP and the GESPP during each of the last three fiscal years:

	2013	2012	2011
Aggregate Purchase Price Paid for Shares Sold:			
Under the 1989 ESPP	$30,012,848	$32,236,660	$31,887,660
Under the GESPP	3,068,578	2,944,987	2,894,302
Total	$33,081,426	$35,181,647	$34,781,962
Aggregate Number of Shares Sold:			
Under the 1989 ESPP	642,675	853,819	771,818
Under the GESPP	64,963	76,360	69,386
Total	707,638	930,179	841,204

At September 27, 2013, there were 2,414,021 shares reserved for issuance under the 1989 ESPP and 272,068 shares reserved for issuance under the GESPP.

Stock Incentive Plans

We also sponsor the 1999 SIP and the 1999 ODSP. The 1999 SIP provides for the issuance of incentive stock options, nonqualified stock options, share appreciation rights ("SAR"), restricted stock, and restricted stock units to employees. The 1999 ODSP provides for awards of shares of common stock, restricted stock, and restricted stock units, and grants of nonqualified stock options to our outside (i.e., nonemployee) directors. The 1999 SIP and the 1999 ODSP (together, the "1999 Plans") replaced the1981 Plan. The following table sets forth certain information about the 1999 Plans:

	1999 SIP	1999 ODSP	Total
Number of shares authorized	25,600,000	800,000	26,400,000
Number of remaining shares reserved for issuance at September 27, 2013	9,456,344	389,625	9,845,969
Number of shares relating to outstanding stock options at September 27, 2013	4,356,712	249,500	4,606,212
Number of shares available for future awards:			
At September 27, 2013	5,099,632	140,125	5,239,757
At September 28, 2012	446,994	188,625	635,619

Effective September 28, 2012, all grants of shares under the 1999 SIP are issued on a fungible share basis. An award of an option or SAR counts as 1 share issued under the 1999 SIP Plan. A grant other than an option or SAR counts as 1.92 shares issued under the 1999 SIP Plan.

The following table presents the Fair Value of shares (of restricted stock and restricted stock units) vested during each of the last three fiscal years (in thousands):

2013	2012	2011
$13,054	$7,955	$4,848

No market or performance awards vested during the last three fiscal years.

The following table presents the Company's total pre-tax compensation cost relating to share-based payments included in the accompanying Consolidated Statements of Earnings (in thousands):

2013	2012	2011
$39,518	$32,442	$29,084

The following table summarizes the stock option activity for each of the last three fiscal years:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at October 1, 2010	7,410,580	$39.10
Granted	433,600	$46.04
Exercised	(1,363,005)	$21.37
Cancelled or expired	(19,665)	$47.81
Outstanding at September 30, 2011	6,461,510	$43.28
Granted	658,700	$37.45
Exercised	(1,281,449)	$22.54
Cancelled or expired	(82,027)	$43.92
Outstanding at September 28, 2012	5,756,734	$47.23
Granted	753,450	$54.71
Exercised	(1,782,371)	$37.00
Cancelled or expired	(121,601)	$50.22
Outstanding at September 27, 2013	4,606,212	$52.33

Stock options outstanding at September 27, 2013 consisted entirely of nonqualified stock options. The following table presents the total intrinsic value of stock options exercised during each of the last three fiscal years (in thousands):

2013	2012	2011
$22,163	$26,196	$34,665

The total intrinsic value of stock options exercisable at September 27, 2013, was approximately $30.5 million. The following table presents certain other information regarding our 1999 Plans:

	2013	2012	2011
At fiscal year end:			
Range of exercise prices for options outstanding	$20.98 – $94.11	$18.49 – $94.11	$13.29 – $94.11
Number of options exercisable	3,034,111	4,219,557	4,822,297
For the fiscal year:			
Range of prices relating to options exercised	$18.49 – $56.95	$13.29 – $37.73	$10.79 – $41.18
Estimated weighted average Fair Values of options granted	$ 20.64	$ 15.55	$ 19.43

The following table presents certain information regarding stock options outstanding, and stock options exercisable at September 27, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Price	Number	Weighted Average Exercise Price
$20.98 – $26.80	91,800	0.67	$23.14	91,800	$23.14
$32.51 – $37.32	569,500	8.55	37.01	157,125	36.98
$37.43 – $46.86	1,757,213	6.15	42.54	1,388,287	42.41
$47.11 – $55.04	972,925	8.72	52.74	247,825	48.32
$55.13 – $57.81	503,975	0.93	56.94	494,975	56.97
$58.26 – $83.61	136,075	5.41	72.43	79,375	81.34
$88.19 – $94.11	574,724	1.63	92.57	574,724	92.57
	4,606,212	5.72	$52.33	3,034,111	$54.93

The 1999 Plans allow participants to satisfy the exercise price of stock options by tendering shares of Jacobs common stock that have been owned by the participants for at least six months. Shares so tendered are retired and canceled, and are shown as repurchases of common stock in the accompanying Consolidated Statements of Stockholders' Equity.

At September 27, 2013, the amount of compensation cost relating to nonvested awards not yet recognized in the financial statements is approximately $122.8 million. The majority of the unrecognized compensation costs will be recognized by the third quarter of fiscal 2015. The weighted average remaining contractual term of options currently exercisable is 4.1 years.

The following table presents the number of shares of restricted stock and restricted stock units issued under the 1999 SIP during each of the last three fiscal years:

	2013 (1)	2012	2011
Restricted stock	445,200	497,100	226,850
Restricted stock units (service condition)	107,500	116,450	2,100
Restricted stock units (service, market, and performance conditions at target)	471,250	525,000	291,700

The amount of restricted stock units issued for awards with performance and market conditions in the above table are based on the target amount. The number of shares ultimately issued, which could be greater or less than target, will be based on achieving specific performance conditions described in Note 2—*Significant Accounting Policies*.

The following table presents the number of shares of restricted stock and restricted stock units cancelled and withheld under the 1999 SIP during each of the last three fiscal years:

	2013 (1)(2)	2012	2011
Restricted stock	128,923	80,460	33,200
Restricted stock units (service condition)	3,385	5,650	—
Restricted stock units (service, market, and performance conditions at target)	32,000	22,000	—

The amount of restricted stock units cancelled for awards with market and performance conditions in the above table is based on the target amount.

(1) The share amounts in the above tables for fiscal 2013 reflect the fungible share counting of 1.92 shares for each share of restricted stock and restricted stock unit issued.

(2) Commencing in fiscal 2013, shares withheld for withholding tax liabilities are available for awards under the 1999 SIP and have been included in the table above for fiscal 2013 only.

The restrictions attached to restricted stock and restricted stock units generally relate to the recipient's ability to sell or otherwise transfer the stock or stock units. There are also restrictions that subject the stock and stock units to forfeiture back to the Company until earned by the recipient through continued employment or service.

The following table provides the number of shares of restricted stock and restricted stock units outstanding at September 27, 2013 under the 1999 SIP. Shares granted prior to September 29, 2012 were granted on a 1-to-1 basis ("Not Fungible"). Shares Granted after September 28, 2012 were issued on a 1.92-to-1 basis ("Fungible"):

	Not Fungible	Fungible	Total
Restricted stock	1,144,370	441,200	1,585,570
Restricted stock units (service condition)	109,030	106,500	215,530
Restricted stock units (service, market, and performance conditions at target)	762,700	471,250	1,233,950

The following table presents the number of shares of restricted stock and restricted stock units issued under the 1999 ODSP during each of the last three fiscal years:

	2013	2012	2011
Restricted stock units (service condition)	13,500	8,000	10,000

The following table provides the number of shares of restricted stock and restricted stock units outstanding at September 27, 2013 under the 1999 ODSP:

	2013
Restricted stock	40,000
Restricted stock units (service condition)	47,500

All shares granted under the 1999 ODSP are issued on a 1-to-1 basis.

4. Earnings Per Share

The following table (i) reconciles the denominator used to compute Basic EPS to the denominator used to compute Diluted EPS for each of the last three fiscal years, and (ii) discloses the number of antidilutive stock options, restricted stock, and restricted stock units outstanding at the end of each of the fiscal years indicated (in thousands):

	2013	2012	2011
Shares used to calculate EPS:			
Weighted average shares outstanding (denominator used to compute basic EPS)	129,288	127,644	125,686
Effect of stock options and restricted stock	1,657	1,048	1,549
Denominator used to compute diluted EPS	130,945	128,692	127,235
Antidilutive stock options, restricted stock, and restricted stock units	2,603	5,093	4,507

5. Borrowings

Short-Term Credit Arrangements

The Company maintains both committed and uncommitted credit arrangements with several banks providing for short-term borrowing capacity and overdraft protection. There were overdrafts of $22.8 million outstanding, primarily in our India operations, under these short-term credit facilities at a weighted average interest rate of 10.7% at September 27, 2013, and there were no amounts outstanding under these short-term credit facilities at September 28, 2012.

Long-term Debt

The following table presents certain information regarding the Company's long-term revolving credit facility at September 27, 2013, and September 28, 2012 (dollars in thousands):

	2013		2012	
	Principal Balance Outstanding	Range of Interest Rates	Principal Balance Outstanding	Range of Interest Rates
2012 Facility	$415,086	0.96% – 1.37%	$528,260	0.95% – 1.41%

The Company has a long-term, unsecured, revolving credit facility (the "2012 Facility") providing $1.21 billion of borrowing capacity with a syndicate of large, U.S. and international banks and financial institutions. The total amount outstanding under the 2012 Facility at September 27, 2013, was $425.9 million ($415.1 million in the form of direct borrowings and $10.8 million utilized in the form of letters of credit).

The 2012 Facility expires in March 2017 and permits the Company to borrow under three separate tranches in U.S. dollars, certain specified foreign currencies, and any other currency that may be approved in accordance with the terms of the 2012 Facility. Depending on the Company's Consolidated Leverage Ratio, borrowings under the 2012 Facility will bear interest at either a eurocurrency rate plus a margin of between 0.875% and 1.225% or a base rate plus a margin of between 0% and 0.225%. The 2012 Facility also provides for a financial letter of credit subfacility of $300.0 million, permits performance letters of credit, and provides for a $50.0 million subfacility for swingline loans. Letters of credit are subject to fees based on the Company's Consolidated Leverage Ratio at the time any such letter of credit is issued. The Company pays a facility fee of between 0.125% and 0.275% per annum depending on the Company's Consolidated Leverage Ratio. Amounts outstanding under the 2012 Facility may be prepaid at the option of the Company without premium or penalty, subject to customary breakage fees in connection with the prepayment of eurocurrency loans. The 2012 Facility contains affirmative, negative, and financial covenants customary for financings of this type including, among other things, limitations on certain other indebtedness, loans and investments, liens, mergers, asset sales and transactions with affiliates. In addition, the 2012 Facility contains customary events of default. We were in compliance with our debt covenants at September 27, 2013.

The following table presents certain additional information regarding the Company's 2012 Facility for the fiscal years shown:

	2013	2012
Maximum amount outstanding at any month-end during the fiscal year	$526,602	$586,933
Average amount outstanding during the year	$470,343	$537,131
Weighted average interest rate during the year	1.11	1.32

The following table presents the amount of interest paid by the Company during each of the last three fiscal years (in thousands):

2013	2012	2011
$6,685	$8,572	$7,778

6. Pension Plans

Company-Only Sponsored Plans

We sponsor various defined benefit pension plans covering employees of certain U.S. and international subsidiaries. The pension plans provide pension benefits that are based on the employee's compensation and years of service. Our funding policy is to fund the actuarially determined accrued benefits, allowing for projected compensation increases using the projected unit method.

The accounting for pension and other post-retirement benefit plans requires the use of assumptions and estimates in order to calculate periodic benefit cost and the value of the plans' assets and benefit obligations. These assumptions include discount rates, investment returns, and projected salary increases, amongst others. The discount rates used in valuing the plans' benefit obligations were determined with reference to high quality corporate/government bonds that are appropriately matched to the duration of each plan's obligations. The expected long-term rate of return on plan assets, with the exception of plans in Belgium (where the assets are invested in an insurance product that provides guaranteed returns) and India (where asset returns are generally set using government bond yields), is based on a simulation model which selects a single outcome for expected return based on the target asset allocation. The model simulates interest rates, inflation, and asset class returns for up to 20 years and for 1,000 or 2000 economic scenarios to generate a range of likely outcomes. The expected long-term-rate of return used in the valuation are the annual average returns generated by these assumptions over a 20 year period for each asset class based on the expected long-term rate of return of the underlying assets.

The following table sets forth the changes in the plans' combined net benefit obligation (segregated between plans existing within and outside the U.S.) during each of the fiscal years presented (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Net benefit obligation at the beginning of the year	$509,605	$482,542	$1,191,345	$ 968,938
Service cost	13,814	12,838	30,117	22,723
Interest cost	18,569	20,923	51,331	54,287
Participants' contributions	3,071	3,200	11,805	11,614
Actuarial (gains)/losses	(42,689)	20,342	57,764	142,935
Benefits paid	(33,960)	(10,978)	(34,058)	(30,180)
Curtailments and settlements	—	(27,702)	(6,297)	(6,118)
Plan amendments	—	—	109	(2,294)
Business combinations/consolidations	—	8,440	—	8,933
Special termination benefits	29	—	—	—
Effect of exchange rate changes	—	—	5,215	20,507
Net benefit obligation at the end of the year	$468,439	$509,605	$1,307,331	$1,191,345

The following table sets forth the changes in the combined Fair Value of the plans' assets (segregated between plans existing within and outside the U.S.) during each of the fiscal years presented (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Fair Value of plan assets at the beginning of the year	$359,348	$285,777	$877,950	$744,689
Actual return on plan assets	53,495	62,635	72,368	91,987
Employer contributions	8,823	42,606	53,885	48,374
Participants' contributions	3,071	3,200	11,805	11,614
Gross benefits paid	(33,960)	(10,978)	(34,058)	(30,180)
Business combinations/consolidations	—	3,810	—	4,272
Curtailments/settlements	—	(27,702)	(4,973)	(6,085)
Effect of exchange rate changes	—	—	5,502	13,279
Fair Value of plan assets at the end of the year	$390,777	$359,348	$982,479	$877,950

The following table reconciles the combined funded statuses of the plans recognized in the accompanying Consolidated Balance Sheets at September 27, 2013, and September 28, 2012 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Net benefit obligation at the end of the year	$468,439	$509,605	$1,307,331	$1,191,345
Fair Value of plan assets at the end of the year	390,777	359,348	982,479	877,950
Under-funded amount recognized at the end of the year	$ 77,662	$150,257	$ 324,852	$ 313,395

The following table presents the accumulated benefit obligation at September 27, 2013, and September 28, 2012 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Accumulated benefit obligation at the end of the year	$431,726	$460,618	$1,222,234	$1,109,413

The following table presents the amounts recognized in the accompanying Consolidated Balance Sheets at September 27, 2013, and September 28, 2012 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Accrued benefit cost included in prepaid assets	$ —	$ —	$ 15,193	$ 13,174
Accrued benefit cost included in current liabilities	—	—	1,000	2,271
Accrued benefit cost included in noncurrent liabilities	77,662	150,257	339,045	324,298
Net amount recognized at the end of the year	$77,662	$150,257	$324,852	$313,395

Included in the tables are amounts relating to a U.S. pension plan, the participating employees in which are assigned to, and work exclusively on, a specific operating contract with the U.S. federal government. It is the intention of the parties to this contract that the cost of this pension plan will be fully reimbursed by the U.S. federal government pursuant to applicable cost accounting standards. Accordingly, included in "Other Noncurrent Assets" in the accompanying Consolidated Balance Sheet at September 27, 2013 is a receivable from the U.S. federal government of approximately $58.4 million ($101.4 million at September 28, 2012) representing the underfunded amount for this pension plan.

The following table presents the significant actuarial assumptions used in determining the funded statuses and the following year's benefit cost of the Company's U.S. plans for each fiscal year presented:

	2013	2012	2011
Weighted average discount rates	4.4% to 5.0%	3.4% to 3.9%	4.3% to 4.6%
Rates of compensation increases	2.80%	3.25%	3.50%
Expected long-term rates of return on plan assets	7.7%	7.5%	7.5%

The following table presents the significant actuarial assumptions used in determining the funded statuses and the following year's benefit cost of the Company's Non-U.S. pension plans for each fiscal year presented:

	2013	2012	2011
Weighted average discount rates	0.4% to 9.3%	0.6% to 8.4%	2.6% to 5.9%
Rates of compensation increases	2.5% to 7.5%	2.8% to 7.5%	3.0% to 3.5%
Expected long-term rates of return on plan assets	0.4% to 8.5%	2.4% to 8.5%	4.75% to 7.1%

The following table presents certain amounts relating to our U.S. pension plans recognized in accumulated other comprehensive loss at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012	2011
Arising during the period:			
Net actuarial (gain) loss	$(15,850)	$ 2,756	$ 7,486
Reclassification adjustments:			
Net actuarial gain	(2,674)	(2,011)	(2,011)
Total	$(18,524)	$ 745	$ 5,475

The following table presents certain amounts relating to our Non-U.S. pension plans recognized in accumulated other comprehensive loss at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012	2011
Arising during the period:			
Net actuarial loss (gain)	$27,417	$83,298	$(73,258)
Prior service cost (benefit)	297	(1,947)	1,005
Total	27,714	81,351	(72,253)
Reclassification adjustments:			
Net actuarial gain	(9,778)	(6,131)	(4,990)
Prior service cost (benefit)	41	(23)	(1,406)
Total	(9,737)	(6,154)	(6,396)
Total	$17,977	$75,197	$(78,649)

The following table presents certain amounts relating to our pension plans recorded in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension cost at September 27, 2013, and September 28, 2012 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Net actuarial loss	$50,446	$68,970	$228,074	$201,726
Prior service cost	—	—	(466)	(803)
Total	$50,446	$68,970	$227,608	$200,923

The following table presents the amount of accumulated comprehensive income that will be amortized against earnings as part of our net periodic pension cost in fiscal 2013(segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Pension Plans	Non-U.S. Pension Plans
Unrecognized net actuarial loss	$3,608	$15,527
Unrecognized prior service cost	(103)	(25)
Accumulated comprehensive loss to be recorded against earnings	$3,505	$15,502

We consider various factors in developing the estimates for the expected, long-term rates of return on plan assets. These factors include the projected, long-term rates of returns on the various types of assets in which the plans invest, as well as historical returns. In general, investment allocations are determined by each plan's trustees and/or investment committees. The objectives of the plans' investment policies are to (i) maximize returns while preserving capital; (ii) provide returns sufficient to meet the current and long-term obligations of the plan as the obligations become due; and (iii) maintain a diversified portfolio of assets so as to reduce the risk associated with having a disproportionate amount of the plans' total assets invested in any one type of asset, issuer or geography. None of our pension plans hold Jacobs common stock directly (although some plans may hold shares indirectly through investments in mutual funds). The plans' weighted average asset allocations at September 27, 2013, and September 28, 2012 (the measurement dates used in valuing the plans' assets and liabilities) were as follows:

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2013	2012	2013	2012
Equity securities	74%	72%	32%	41%
Debt securities	20%	21%	31%	37%
Real estate investments	1%	1%	6%	6%
Other	5%	6%	31%	16%

The following table presents the Fair Value of the Company's U.S. pension plan assets at September 27, 2013, segregated by level of Fair Value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	Fair Values By Level of Fair Value Measurement Inputs		
	Level 1	Level 3	Total
U.S. Domestic equities	$247,155	$ —	$247,155
Overseas equities	40,719	—	40,719
U.S. Domestic bonds	79,482	—	79,482
Cash and equivalents	3,499	—	3,499
Real estate	—	4,411	4,411
Hedge funds	—	15,511	15,511
Total	$370,855	$19,922	$390,777

The following table presents the Fair Value of the Company's Non-U.S. pension plan assets at September 27, 2013, segregated by level of Fair Value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	Fair Values By Level of Fair Value Measurement Inputs		
	Level 1	Level 3	Total
U.S. Domestic equities	$108,261	$ —	$108,261
Overseas equities	207,607	—	207,607
U.S. Domestic bonds	230,202	—	230,202
Overseas bonds	76,372	—	76,372
Cash and equivalents	28,185	—	28,185
Infrastructure / raw goods	—	7,076	7,076
Real estate	—	57,173	57,173
Insurance contracts	—	21,214	21,214
Hedge funds	—	246,389	246,389
Total	$650,627	$331,852	$982,479

The following table presents the Fair Value of the Company's U.S. pension plan assets at September 28, 2012, segregated by level of Fair Value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	Fair Values By Level of Fair Value Measurement Inputs		
	Level 1	Level 3	Total
U.S. Domestic equities	$230,862	$ —	$230,862
Overseas equities	27,343	—	27,343
U.S. Domestic bonds	75,648	—	75,648
Cash and equivalents	6,183	—	6,183
Real estate	—	4,841	4,841
Hedge funds	—	14,471	14,471
Total	$340,036	$19,312	$359,348

The following table presents the Fair Value of the Company's Non-U.S. pension plan assets at September 28, 2012, segregated by level of Fair Value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	Fair Values By Level of Fair Value Measurement Inputs		
	Level 1	Level 3	Total
U.S. Domestic equities	$193,715	$ —	$193,715
Overseas equities	168,097	—	168,097
U.S. Domestic bonds	306,974	—	306,974
Overseas bonds	14,254	—	14,254
Cash and equivalents	27,571	—	27,571
Infrastructure / raw Goods	—	6,111	6,111
Real estate	—	49,537	49,537
Insurance contracts	—	18,291	18,291
Hedge funds	—	93,400	93,400
Total	$710,611	$167,339	$877,950

The following table summarizes the changes in the Fair Value of the Company's U.S. Pension Plans' Level 3 assets for the year ended September 27, 2013 (in thousands):

	Real Estate	Hedge Funds
Balance, beginning of year	$4,841	$14,471
Transfers	—	—
Realized and unrealized gains (losses)	(430)	1,040
Balance, end of year	$4,411	$15,511

The following table summarizes the changes in the Fair Value of the Company's Non-U.S. Pension Plans' Level 3 assets for the year ended September 27, 2013 (in thousands):

	Infrastructure / Raw Goods	Real Estate	Insurance Contracts	Hedge Funds
Balance, beginning of year	$6,111	$49,537	$18,291	$ 93,400
Purchases, sales, and settlements	—	—	1,646	144,441
Realized and unrealized gains	678	7,670	1,058	4,664
Effect of exchange rate changes	287	(34)	219	3,884
Balance, end of year	$7,076	$57,173	$21,214	$246,389

The following table summarizes the changes in the Fair Value of the Company's U.S. Pension Plans' Level 3 assets for the year ended September 28, 2012 (in thousands):

	Real Estate	Hedge Funds
Balance, beginning of year	$5,353	$14,845
Transfers	—	—
Realized and unrealized losses	(512)	(374)
Balance, end of year	$4,841	$14,471

The following table summarizes the changes in the Fair Value of the Company's Non-U.S. Pension Plans' Level 3 assets for the year ended September 28, 2012 (in thousands):

	Infrastructure / Raw Goods	Real Estate	Insurance Contracts	Hedge Funds
Balance, beginning of year	$4,776	$43,997	$17,293	$81,776
Purchases, sales, and settlements	—	106	389	—
Realized and unrealized gains	1,572	3,836	1,422	7,975
Transfers	—	—	—	—
Effect of exchange rate changes	(237)	1,598	(813)	3,649
Balance, end of year	$6,111	$49,537	$18,291	$93,400

The following table presents the amount of cash contributions we anticipate making into the plans during fiscal 2014 (in thousands):

U.S. Pension Plans	Non-U.S. Pension Plans
$12,500	$53,561

The following table presents the total benefit payments expected to be paid to pension plan participants during each of the next five fiscal years, and in total for the five years thereafter (in thousands):

	U.S. Pension Plans	Non-U.S. Pension Plans
2014	$ 39,259	$ 39,298
2015	36,319	41,989
2016	38,455	46,714
2017	41,162	49,767
2018	38,808	54,413
For the period 2019 through 2023	204,246	344,800

The following table presents the components of net periodic pension cost for the Company's U.S. pension plans recognized in the accompanying Consolidated Statements of Earnings for each of the last three fiscal years (in thousands):

	2013	2012	2011
Service cost	$ 13,814	$ 12,838	$ 10,684
Interest cost	18,569	20,923	21,377
Expected return on plan assets	(25,826)	(23,764)	(23,558)
Actuarial loss	8,030	10,981	7,025
Prior service cost	(103)	(103)	(103)
Net pension cost, before special items	14,484	20,875	15,425
Special termination benefits	29	—	120
Settlement loss	—	6,035	—
Total net periodic pension cost recognized	$ 14,513	$ 26,910	$ 15,545

The following table presents the components of net periodic pension cost for the Company's Non-U.S. pension plans recognized in the accompanying Consolidated Statements of Earnings for each of the last three fiscal years (in thousands):

	2013	2012	2011
Service cost	$ 30,117	$ 22,723	$ 30,816
Interest cost	51,331	54,287	54,631
Expected return on plan assets	(54,817)	(50,996)	(50,033)
Actuarial loss	13,276	8,227	13,535
Prior service cost	(43)	152	303
Net pension cost, before special items	39,864	34,393	49,252
Curtailments and settlements	(383)	1,326	381
Total net periodic pension cost recognized	$ 39,481	$ 35,719	$ 49,633

Multiemployer Plans

In Canada and the U.S. we contribute to various trusteed pension plans covering hourly construction employees under industry-wide agreements. We also contribute to various trusteed plans in Australia and certain countries in Europe covering both hourly and certain salaried employees. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis.

The majority of the contributions the Company makes to multiemployer pension plans is outside the U.S. With respect to these multiemployer plans, the Company's liability to fund these plans is generally limited to the contributions we are required to make under collective bargaining agreements.

Based on our review of our multiemployer pension plans under the guidance provided in ASU 2011-09—*Compensation-Retirement Benefits-Multiemployer Plans*, we have concluded that none of the multiemployer pension plans into which we contribute are individually significant to our consolidated financial statements.

The following table presents the Company's contributions to these multiemployer plans during each of the last three fiscal years (in thousands):

	2013	2012	2011
Canada	$72,660	$72,053	$81,608
Europe and Australia	12,930	10,808	12,613
United States	4,366	4,420	4,049
Total	$89,956	$87,281	$98,270

7. Other Comprehensive Income

The following table presents amounts reclassified from changes in pension liabilities in other comprehensive income to direct cost of contracts and selling, general and administrative expenses in the Company's Consolidated Statements of Earnings for the periods presented related to the Company's defined benefit pension plans (in thousands):

	2013	2012	2011
Amortization of Defined Benefit Items:			
Actuarial losses	$(17,554)	$(11,444)	$(16,182)
Prior service benefit (cost)	43	(152)	(97)
Total Before Income Tax	(17,511)	(11,596)	(16,279)
Income Tax Benefit	5,859	3,955	5,716
Total reclassifications after-tax	$(11,652)	$ (7,641)	$(10,563)

8. Savings and Deferred Compensation Plans

Savings Plans

We sponsor various defined contribution savings plans which allow participants to make voluntary contributions by salary deduction. Such plans cover substantially all of our domestic, nonunion employees in the U.S. and are qualified under Section 401(k) of the U.S. IRC. Similar plans outside the U.S. cover various groups of employees of our international subsidiaries and affiliates. Several of these plans allow the Company to match, on a voluntary basis, a portion of the employee contributions. The following table presents the Company's contributions to these savings plans during each of the last three fiscal years (in thousands):

2013	2012	2011
$74,686	$70,211	$61,065

Deferred Compensation Plans

Our Executive Security Plan and Executive Deferral Plans are nonqualified deferred compensation programs that provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Benefit payments under both plans are funded by a combination of contributions from participants and the Company, and most of the participants are covered by life insurance policies with the Company designated as the beneficiary. The following table presents the amount charged to expense for the Company's deferred compensation plans during each of the last three fiscal years (in thousands):

2013	2012	2011
$4,470	$4,349	$3,075

9. Income Taxes

The following table presents the components of our consolidated income tax expense for each of the last three fiscal years (in thousands):

	2013	2012	2011
Current income tax expense:			
Federal	$121,302	$111,035	$102,903
State	23,246	23,303	25,067
Foreign	74,107	69,080	37,617
Total current tax expense	218,655	203,418	165,587
Deferred income tax expense (benefit):			
Federal	(4,718)	(2,505)	10,482
State	(582)	(1,985)	(1,760)
Foreign	8,011	3,454	7,131
Total deferred income tax expense (benefit)	2,711	(1,036)	15,853
Consolidated income tax expense	$221,366	$202,382	$181,440

Deferred taxes reflect the tax effects of the differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the components of our net deferred tax assets at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012
Deferred tax assets:		
Obligations relating to:		
Defined benefit pension plans	$ 97,349	$ 103,984
Other employee benefit plans	198,869	173,515
Self-insurance programs	1,758	10,847
Contract revenues and costs	19,468	39,894
Other	11,100	10,749
Gross deferred tax assets	328,544	338,989
Deferred tax liabilities:		
Depreciation and amortization	(127,974)	(125,704)
Residual US tax on unremitted non-US earnings	(6,724)	(9,024)
Other, net	(7,560)	(10,709)
Gross deferred tax liabilities	(142,258)	(145,437)
Net deferred tax assets	$ 186,286	$ 193,552

The following table presents the income tax benefits realized from the exercise of nonqualified stock options and disqualifying dispositions of stock sold under our employee stock purchase plans during each of the last three fiscal years (in millions):

2013	2012	2011
$7.3	$9.3	$11.9

The following table reconciles total income tax expense using the statutory U.S. federal income tax rate to the consolidated income tax expense shown in the accompanying Consolidated Statements of Earnings for each of the last three fiscal years (dollars in thousands):

	2013	2012	2011
Statutory amount	$231,542	$207,668	$180,831
State taxes, net of the federal benefit	14,892	13,538	15,150
Tax differential on foreign earnings	(18,700)	(16,667)	(7,841)
Other, net	(6,368)	(2,157)	(6,700)
Consolidated income tax expense	$221,366	$202,382	$181,440
Rates used to compute statutory amount	35.0%	35.0%	35.0%
Consolidated effective income tax rate	33.5%	34.1%	35.1%

The following table presents income tax payments made during each of the last three fiscal years (in millions):

2013	2012	2011
$235.8	$191.4	$139.2

The following table presents the components of our consolidated earnings before taxes for each of the last three fiscal years (in thousands):

	2013	2012	2011
United States earnings	$352,404	$286,987	$341,059
Foreign earnings	309,144	306,349	175,602
	$661,548	$593,336	$516,661

United States income taxes, net of applicable credits, have been provided on the undistributed earnings of the Company's foreign subsidiaries, except in those instances where the earnings are expected to be permanently reinvested. At September 27, 2013, approximately $26.1 million of such undistributed earnings of certain foreign subsidiaries was expected to be permanently reinvested. Should these earnings be repatriated, approximately $7.7 million of income taxes would be payable.

The Company accounts for unrecognized tax benefits in accordance with ASC Topic 740. It accounts for interest and penalties on unrecognized tax benefits as interest and penalties (i.e., not as part of income tax expense). The Company's liability for gross unrecognized tax benefits was $51.8 million and $53.6 million at September 27, 2013, and September 28, 2012, respectively, all of which, if recognized, would affect the Company's consolidated effective income tax rate. The Company had $44.8 million and $48.8 million in accrued interest and penalties at September 27, 2013, and September 28, 2012, respectively. The Company estimates that, within 12 months, $5.0 million of gross, primarily non-U.S. unrecognized tax benefits will reverse due to the anticipated expiration of time to assess tax. As of September 27, 2013, the Company's U.S. federal income tax returns for tax years 2010 through 2013 remain subject to examination.

The following table presents the reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented (in thousands):

	2013	2012	2011
Balance, beginning of year	$53,637	$31,130	$27,825
Additions based on tax positions related to the current year	5,447	6,110	6,731
Additions for tax positions of prior years	—	21,438	4,252
Reductions for tax positions of prior years	(6,354)	(4,441)	(7,678)
Settlement	(960)	(600)	—
Balance, end of year	$51,770	$53,637	$31,130

10. Commitments and Contingencies, and Derivative Financial Instruments

Commitments Under Operating Leases

We lease certain of our facilities and equipment under operating leases with net aggregate future lease payments of approximately $909.8 million at September 27, 2013, payable as follows (in thousands):

In fiscal years,	
2014	$150,448
2015	177,493
2016	118,984
2017	99,942
2018	83,884
Thereafter	288,944
	919,695
Amounts representing sublease income	(9,937)
Total, net aggregate future lease payments	$909,758

We recognize rent expense, inclusive of landlord concessions and tenant allowances, over the lease term on a straight-line basis. We also recognize rent expense on a straight-line basis for leases containing fixed escalation clauses and rent holidays. Contingent rentals are included in rent expense as accruable. Operating leases relating to many of our major offices generally contain renewal options, and provide for additional rental based on escalation in operating expenses and real estate taxes.

The following table presents rent expense and sublease income offsetting the Company's rent expense during each of the last three fiscal years (in thousands):

	2013	2012	2011
Rent expense	$173,340	$165,221	$157,955
Sublease income	(7,914)	(8,402)	(8,315)
Net rent	$165,426	$156,819	$149,640

Guarantee

We are party to a synthetic lease agreement involving certain real and personal property located in Houston, Texas that we use in our operations. A synthetic lease is a type of off-balance sheet transaction which provides us with certain tax and other financial benefits. Significant terms of the lease are as follows:

End of lease term	2015
End of term purchase option (in thousands)	$52,200
Residual value guaranty (in thousands)	$38,800

The lease agreement gives us the right to request an extension of the lease term. We may also assist the owner in selling the property at the end of the lease term, the proceeds from which would be used to reduce our residual value guarantee. In connection with the lease, we entered into a floating-to-fixed interest rate swap agreement with a U.S. bank which fixes the amount of the Company's lease payments. The notional amount of this hedge at September 27, 2013, was $52.2 million. This instrument allows us to receive a floating rate payment tied to the 1-month LIBOR from the counterparty in exchange for a fixed-rate payment from us. We've determined this interest rate swap to be "highly effective" according to U.S. GAAP. The minimum lease payments required by the lease agreement is included in the above lease pay-out schedule. We have determined that the estimated Fair Value of the aforementioned financial guarantee was not significant at September 27, 2013.

Derivative Financial Instruments

In situations where our operations incur contract costs in currencies other than their functional currency, we attempt to have a portion of the related contract revenues denominated in the same currencies as the costs. In those situations where revenues and costs are transacted in different currencies, we sometimes enter into foreign exchange contracts in order to limit our exposure to fluctuating foreign currencies. The Company does not currently have exchange rate sensitive instruments that would have a material effect on our consolidated financial statements or results of operations.

Letters of Credit

Letters of credit outstanding at September 27, 2013 totaled $243.3 million. Of this amount $10.8 million has been issued under our revolving credit facility and $232.5 million are issued under separate, committed and uncommitted letter-of-credit facilities.

11. Contractual Guarantees, Litigation, Investigations, and Insurance

In the normal course of business, we are subject to certain contractual guarantees and litigation. The guarantees to which we are a party generally relate to project schedules and plant performance. Most of the litigation in which we are involved has us as a defendant in workers' compensation; personal injury; environmental; employment/labor; professional liability; and other similar lawsuits.

We maintain insurance coverage for various aspects of our business and operations. Our insurance programs have varying coverage limits and maximums, and insurance companies may seek to not pay any claims we might make. We have also elected to retain a portion of losses that occur through the use of various deductibles, limits, and retentions under our insurance programs. As a result, we may be subject to future liability for which we are only partially insured or completely uninsured. We intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of our contracts. Our insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfill their insurance obligations due to insolvency or otherwise.

Additionally, as a contractor providing services to the U.S. federal government and several of its agencies, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to our contract performance, pricing, costs, cost allocations, and procurement practices. Furthermore, our income, franchise, and similar tax returns and filings are also subject to audit and investigation by the Internal Revenue Service, most states within the U.S. as well as by various government agencies representing jurisdictions outside the U.S.

We record in our Consolidated Balance Sheets amounts representing our estimated liability relating to such claims, guarantees, litigation, and audits and investigations. We perform an analysis to determine the level of reserves to establish for insurance-related claims that are known and have been asserted against us, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations.

Management believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims, and income tax audits and investigations should not have any material adverse effect on our consolidated financial statements.

On January 20, 2010, Clark County Nevada ("Clark County") filed suit against Jacobs and two of its subsidiaries asserting claims arising out of certain construction projects to which Clark County Nevada was the owner and for which Jacobs' subsidiaries served as the project management consultant. Clark County's lawsuit against Jacobs followed years of litigation and arbitration between Clark County and its construction contractor on the applicable projects which had ended unsuccessfully for Clark County and resulted in Clark County paying more than $60 million in settlement and awards. Jacobs denies liability and has vigorously defended against the County's claims. In September 2012, the parties agreed to dismiss the litigation in U.S. District Court and proceed, in lieu thereof, in arbitration before three arbitrators. A hearing on the merits was scheduled to begin in September 2013. Prior to the arbitration, the case settled. Even though some of our insurers have contested coverage, the Company does not expect this matter to have any material adverse effect on its consolidated financial statements.

The Company is a defendant in numerous matters pending in North Carolina's Superior Courts arising out of a June 9, 2009, natural gas explosion at a ConAgra Foods Inc. plant in Garner, Wake County, North Carolina. The claims that have been brought against the Company include wrongful death claims, personal injury claims and a claim for property losses to the plant property itself. The Company has settled many of the personal injury claims and is vigorously defending the remaining claims and believes it has meritorious defenses. In addition, the Company believes it has adequate insurance coverage as well as a right to indemnification from ConAgra. Accordingly, the Company does not expect these matters to have any material adverse effect on its consolidated financial statements.

12. Common and Preferred Stock

Jacobs is authorized to issue two classes of capital stock designated "common stock" and "preferred stock" (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions, and restrictions are to be fixed by the Board of Directors at the time each series is issued. Except as may be provided by the Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of shares of common stock have the exclusive right to vote for the election of Directors and all other matters requiring stockholder action. The holders of shares of common stock are entitled to dividends if and when declared by the Board of Directors from whatever assets are legally available for that purpose.

13. Other Financial Information

Receivables

The following table presents the components of "Receivables" as shown in the accompanying Consolidated Balance Sheets at September 27, 2013, and September 28, 2012 as well as certain other related information (in thousands):

	2013	2012
Amounts billed, net	$1,389,278	$1,193,500
Unbilled receivables and other	1,109,931	1,110,008
Retentions receivable	49,781	45,384
Total receivables, net	$2,548,990	$2,348,892
Other information about receivables:		
Amounts due from the United States federal government included above, net of advanced billings	$ 292,698	$ 294,327
Claims receivable	$ 25,237	$ 26,309

Billed receivables, net consist of amounts invoiced to clients in accordance with the terms of our client contracts and are shown net of an allowance for doubtful accounts. We anticipate that substantially all of such billed amounts will be collected over the next twelve months.

Unbilled receivables and retentions receivable represent reimbursable costs and amounts earned and reimbursable under contracts in progress as of the respective balance sheet dates. Such amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. We anticipate that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

Claims receivable are included in "Receivables" in the accompanying Consolidated Balance Sheets and represent certain costs incurred on contracts to the extent it is probable that such claims will result in additional contract revenue and the amount of such additional revenue can be reliably estimated.

Property, Equipment, and Improvements, Net

The following table presents the components of our property, equipment, and improvements, net at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012
Land	$ 22,027	$ 23,786
Buildings	131,690	136,193
Equipment	537,835	502,568
Leasehold improvements	204,940	163,916
Construction in progress	22,678	29,595
	919,170	856,058
Accumulated depreciation and amortization	(539,874)	(524,927)
	$ 379,296	$ 331,131

Miscellaneous Noncurrent Assets

The following table presents the components of "Miscellaneous noncurrent assets" as shown in the accompanying Consolidated Balance Sheets at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012
Deferred income taxes	$197,458	$196,620
Cash surrender value of life insurance policies	100,253	86,502
Intangible assets (a)	217,904	243,762
Investments	194,782	187,248
Notes receivable	11,689	11,128
Reimbursable pension costs (b)	84,348	132,463
Other	26,025	28,162
Total	$832,459	$885,885

(a) Consists primarily of intangible assets acquired in connection with various business combinations.
(b) Consists of costs incurred relating to a defined benefit pension plan covering employees providing services on a contract with, and for the benefit of, the U.S. federal government pursuant to which such costs are fully reimbursable.

Accrued Liabilities

The following table presents the components of "Accrued liabilities" as shown in the accompanying Consolidated Balance Sheets at September 27, 2013 and September 28, 2012 (in thousands):

	2013	2012
Accrued payroll and related liabilities	$ 688,391	$ 641,340
Project-related accruals	115,418	196,836
Insurance liabilities	48,209	63,908
Sales and other similar taxes	47,973	41,951
Deferred rent	57,581	41,342
Other	72,244	76,592
Total	$1,029,816	$1,061,969

Other Deferred Liabilities

The following table presents the components of "Other deferred liabilities" as shown in the accompanying Consolidated Balance Sheets at September 27, 2013 and September 28, 2012 (in thousands):

	2013	2012
Liabilities relating to defined benefit pension and early retirement plans	$416,707	$474,555
Liabilities relating to nonqualified deferred compensation arrangements	101,653	92,618
Deferred income taxes	142,258	145,437
Miscellaneous	62,486	83,728
Total	$723,104	$796,338

Total Accumulated Other Comprehensive Loss

The following table presents the components of "Total accumulated other comprehensive loss" as shown in the accompanying Consolidated Balance Sheets at September 27, 2013, and September 28, 2012 (in thousands):

	2013	2012
Foreign currency translation adjustments	$ (32,853)	$ (9,149)
Adjustments relating to defined benefit pension plans	(269,345)	(269,892)
Other	(1,929)	(2,846)
Total	$(304,127)	$(281,887)

Supplemental Cash Flow Information

During fiscal 2013 and fiscal 2012, the Company acquired businesses for cash and stock of $39.4 million and $91.6 million, respectively. The following table presents the non-cash adjustments relating to these acquisitions made in preparing the accompanying Consolidated Statements of Cash Flows (in thousands):

	2013	2012
Working capital	$ 4,197	$ 9,937
Property and equipment	386	3,378
Noncurrent assets	—	17,591
Deferred liabilities	2,181	(8,177)
Non-controlling interests	18,589	40
Foreign currency translation	(3,461)	21
Goodwill	17,537	68,785

14. Segment Information

We provide a broad range of technical, professional, and construction services including engineering, design, and architectural services; construction and construction management services; operations and maintenance services; and process, scientific, and systems consulting services. We provide our services through offices and subsidiaries located primarily in North America, South America, Europe, the Middle East, India, Australia, Africa, and Asia. We provide our services under cost-reimbursable and fixed-price contracts.

All of our operations share similar economic characteristics. For example, all of our operations are highly influenced by the general availability of qualified engineers and other technical professional staff. They also provide similar services as well as share similar processes for delivering our services. There is also a high degree of similarity of the workforces employed among the various categories of services we provide. For example, engineering and design services (i.e., services provided by persons who are degreed, and in certain circumstances licensed, professionals such as engineers, architects, scientists, and economists) exist in all four service categories. In addition, there is a high degree of similarity among a significant component of the workforces we employ to perform construction and operations and maintenance projects. In providing construction and operations and maintenance services, we employ a large number of skilled craft labor personnel. These include welders, pipe fitters, electricians, crane operators, and other personnel who work on very large capital projects (in the case of projects classified within the construction services category) or on smaller capital projects (in the case of maintenance projects classified within the operations and maintenance services category). In addition, the use of technology is highly similar and consistent throughout our organization, as is our client base (with the exception of our operations outside the U.S., which perform very little work for the U.S. federal government), and our quality assurance and safety programs. Furthermore, the types of information and internal reports used by the Company's chief operating decision maker and other members of management to monitor performance, evaluate results of operations, allocate resources, and otherwise manage the business support a single reportable segment. Accordingly, based on these operational similarities and the way management monitors the Company's results of operations, we have concluded that our operations may be aggregated into one reportable segment for purposes of this disclosure.

The following table presents certain financial information by geographic area for fiscal 2013, 2012, and 2011 (in thousands):

	2013	2012	2011
Revenues:			
United States	$ 6,993,594	$ 6,749,583	$ 6,435,078
Europe	2,148,504	1,681,421	1,649,678
Canada	1,652,386	1,564,883	1,656,487
Asia	204,203	156,748	102,272
India	158,908	124,362	103,842
Australia	141,507	253,932	194,560
South America and Mexico	241,590	158,141	109,520
Middle East and Africa	277,684	204,708	130,227
Total	$11,818,376	$10,893,778	$10,381,664
Long-Lived Assets:			
United States	$ 230,281	$ 203,746	$ 169,914
Europe	47,128	46,763	49,372
Canada	61,122	47,539	42,496
Asia	4,272	3,580	1,653
India	15,049	17,094	16,831
Australia	8,329	7,859	1,040
South America and Mexico	6,159	2,400	1,533
Middle East and Africa	6,956	2,150	1,794
Total	$ 379,296	$ 331,131	$ 284,633

Revenues were earned from unaffiliated clients located primarily within the various and respective geographic areas shown. Long-lived assets consist of property and equipment, net of accumulated depreciation and amortization.

The following table presents the revenues earned directly or indirectly from the U.S. federal government and its agencies, expressed as a percentage of total revenues, for fiscal 2013, 2012, and 2011:

2013	2012	2011
19.9	22.1	24.4

15. Selected Quarterly Information—Unaudited

The following table presents selected quarterly financial information for each of the last three fiscal years. Amounts are presented in thousands, except for per share amounts:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2013					
Revenues	$2,759,641	$2,835,084	$3,080,995	$3,142,656	$11,818,376
Operating profit (a)	160,269	165,203	168,359	175,148	668,979
Earnings before taxes	156,311	161,908	168,423	174,906	661,548
Net earnings of the Group	104,523	107,089	112,089	116,481	440,182
Net earnings attributable to Jacobs	99,010	104,401	108,871	110,811	423,093
Earnings per share:					
Basic	0.77	0.81	0.84	0.85	3.27
Diluted	0.76	0.80	0.83	0.84	3.23
2012					
Revenues	$2,631,768	$2,702,851	$2,772,874	$2,786,285	$10,893,778
Operating profit (a)	141,952	133,138	153,366	167,617	596,073
Earnings before taxes	139,554	132,315	151,371	170,096	593,336
Net earnings of the Group	91,436	87,446	100,990	111,082	390,954
Net earnings attributable to Jacobs	89,710	83,933	97,900	107,411 (b)	378,954 (b)
Earnings per share:					
Basic	0.71	0.66	0.77	0.84 (b)	2.97 (b)
Diluted	0.70	0.65	0.76	0.83 (b)	2.94 (b)
2011					
Revenues	$2,356,175	$2,558,016	$2,744,178	$2,723,295	$10,381,664
Operating profit (a)	103,619	128,015	139,380	147,904	518,918
Earnings before taxes	103,723	126,481	141,301	145,156	516,661
Net earnings of the Group	66,697	81,341	91,936	95,247	335,221
Net earnings attributable to Jacobs	65,823	80,250	90,676	94,280	331,029
Earnings per share:					
Basic	0.53	0.64	0.72	0.75	2.63
Diluted	0.52	0.63	0.71	0.74	2.60

(a) Operating profit represents revenues less (i) direct costs of contracts, and (ii) selling, general and administrative expenses.

(b) Includes a one-time, after-tax gain of $4.0 million, or $0.03 per diluted share, related to the sale of the Company's intellectual property for iron ore pelletizing and certain other related assets.

16. Definitions

The following terms used in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements have the meanings set forth below:

"1989 ESPP" means the Jacobs Engineering Group Inc. 1989 Employee Stock Purchase Plan, as amended. The 1989 ESPP is a shareholder-approved, broad-based, employee stock purchase plan qualified under Section 423 of the U.S. IRC.

"1999 ODSP" means the Jacobs Engineering Group Inc. 1999 Outside Director Stock Plan, as amended. The 1999 ODSP is a shareholder-approved, equity-based compensation plan covering Jacobs' non-management directors.

"1999 SIP" means the Jacobs Engineering Group Inc. Stock Incentive Plan, as amended. The 1999 SIP is a shareholder-approved, equity-based compensation plan covering the Company's officers and key employees.

"ASC" refers to the Accounting Standards Codification as maintained by the FASB. The ASC is the primary source of U.S. GAAP to be applied by the Company and all other nongovernmental entities. The ASC organizes and presents hundreds of previously separate pieces of authoritative accounting guidance into a single on-line research database. The accounting principles promulgated by the ASC are organized therein by broad topics, and is updated by the FASB through the issuances of ASUs.

"ASU" means Accounting Standards Updates, the primary means by which the ASC is updated by the FASB.

"Company" (including "we", "us" or "our") means Jacobs Engineering Group Inc. and its consolidated subsidiaries and affiliates.

"Consolidated EBITDA" generally means consolidated net earnings attributable to Jacobs, plus consolidated (i) interest expense, (ii) tax expense, and (iii) depreciation and amortization expense (including amortization expense relating to intangible assets).

"Consolidated Funded Indebtedness" generally means the sum of (i) the balances outstanding under all loan, credit, and similar agreements for borrowed money (including purchase money indebtedness), (ii) all amounts representing direct obligations arising under letters of credit, (iii) indebtedness in respect of capital leases and similar financing arrangements, and (iv) the value of all guarantees issued with respect to the types of indebtedness described in (i) through (iii).

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (i) the Company's "Consolidated Funded Indebtedness" as of such date to (ii) the Company's "Consolidated EBITDA" for the immediately preceding four consecutive fiscal quarters.

"EPS" means earnings-per-share. "Basic EPS" is computed by dividing the consolidated net earnings attributable to Jacobs by the weighted average number of shares of common stock outstanding during the period. "Diluted EPS" is computed in a manner similar to the computation of Basic EPS, but gives effect to all dilutive securities that were outstanding during the period. Our dilutive securities consist of nonqualified stock options and restricted stock (including restricted stock units)

"Fair Value" means the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants as of the date fair value is determined (i.e., the "measurement date"). When determining fair value, U.S. GAAP requires that we consider the principal or most advantageous market in which we would transact any sale or purchase. U.S. GAAP also requires that the inputs (factors) we use (consider) to determine fair value be considered in the following order of priority:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities;
- Level 2 inputs are observable inputs (other than quoted prices in active markets included in Level 1) such as (i) quoted prices for similar assets or liabilities, (ii) quoted prices in markets that have insufficient volume or infrequent transactions (i.e., less active markets), and (iii) model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data for substantially the full term of the asset or liability; and

- Level 3 inputs are unobservable inputs to the valuation methodology that are significant to the fair value measurement.

"FASB" means the Financial Accounting Standards Board. The FASB is the designated organization within the U.S. for establishing standards of financial accounting that govern the preparation of financial reports by nongovernmental entities.

"GESPP" means the Jacobs Engineering Group Inc. Global Employee Stock Purchase Plan, as amended. The GESPP is a shareholder-approved, broad-based, employee stock purchase plan covering employees of certain of Jacobs' non-U.S. subsidiaries.

"Group" refers to the combined economic interests and activities of Jacobs and the persons and entities holding noncontrolling interests in the subsidiaries and affiliates that are consolidated into the accompanying Consolidated Financial Statements.

"Jacobs" means Jacobs Engineering Group Inc.

"U.S. GAAP" means those accounting principles and practices generally accepted in the United States.

"U.S. IRC" means the U.S. Internal Revenue Code of 1986, as amended.

"VIE" means a "Variable Interest Entity" as defined in U.S. GAAP. A VIE is a legal entity in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics: (i) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance; (ii) the obligation to absorb the expected losses of the legal entity; or (iii) the right to receive the expected residual returns of the legal entity. Accordingly, entities issuing consolidated financial statements (i.e., a "reporting entity") shall consolidate a VIE if the reporting entity has a "controlling financial interest" in the VIE, as demonstrated by the reporting entity having both (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and (ii) the right to receive benefits from the VIE that could potentially be significant to the VIE or the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited the accompanying consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 27, 2013 and September 28, 2012, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 27, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacobs Engineering Group Inc. and subsidiaries at September 27, 2013 and September 28, 2012, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 27, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jacobs Engineering Group Inc. and subsidiaries' internal control over financial reporting as of September 27, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Los Angeles, California
November 22, 2013

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jacobs Engineering Group Inc.

We have audited Jacobs Engineering Group Inc. and subsidiaries' internal control over financial reporting as of September 27, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Jacobs Engineering Group Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jacobs Engineering Group Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 27, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jacobs Engineering Group Inc. and subsidiaries as of September 27, 2013 and September 28, 2012 and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 27, 2013 of Jacobs Engineering Group Inc. and subsidiaries and our report dated November 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
November 22, 2013

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JACOBS

Notice of 2014 Annual Meeting of Shareholders and Proxy Statement



Jacobs Engineering Group Inc.

JACOBS ENGINEERING GROUP INC.
155 North Lake Avenue
Pasadena, California 91101

December 16, 2013

To Our Shareholders:

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of Jacobs Engineering Group Inc. The Annual Meeting will be held on Thursday, January 23, 2014, at 12:00 p.m., local time, at our headquarters located at 155 North Lake Avenue, Pasadena, California 91101.

We describe in detail the actions we expect to take at our Annual Meeting in the attached Notice of 2014 Annual Meeting of Shareholders and Proxy Statement.

In addition to the Proxy Statement you should have also received a copy of our Annual Report on Form 10-K for fiscal year 2013, which we encourage you to read. It includes information about our operations as well as our audited, consolidated financial statements. You can also access a copy of our 2013 Annual Report on Form 10-K on the Company's website at www.jacobs.com.

Please use this opportunity to take part in the affairs of our company by voting on the business to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please complete, sign, date, and return the accompanying proxy card or voting instruction card or vote electronically on the Internet or by telephone. See "About the Annual Meeting—How Do I Vote by Proxy?" in the Proxy Statement for more details. Returning the proxy card or voting instruction card or voting electronically does *not* deprive you of your right to attend the Annual Meeting and to vote your shares in person for the matters to be acted upon at the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Michael S. Udovic
Vice President and Secretary

JACOBS ENGINEERING GROUP INC.
155 North Lake Avenue
Pasadena, California 91101

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on January 23, 2014

The Proxy Statement and accompanying Annual Report to Shareholders are available at http://materials.proxyvote.com/469814

TIME AND DATE .... 12:00 p.m., local time, on Thursday, January 23, 2014

LOCATION .... Jacobs Engineering Group Inc.
155 North Lake Avenue, 10th Floor
Pasadena, California 91101

ITEMS OF BUSINESS ....

1. Election of the five directors named in the Proxy Statement to hold office until the annual meeting specified as to each nominee;
2. Approval of an amendment to and restatement of the Company's 1999 Stock Incentive Plan to increase the authorized number of shares by 4,250,000 and to make certain other changes;
3. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 26, 2014;
4. An advisory vote to approve the Company's executive compensation;
5. Approval of an amendment to the Amended and Restated Certificate of Incorporation of the Company to declassify the Board of Directors; and
6. Any other business that may properly come before the Annual Meeting.

RECORD DATE .... The shareholders of record at the close of business on December 2, 2013 will be entitled to vote at the Annual Meeting and any adjournment or postponement thereof.

PROXY VOTING .... It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. You also have the option of voting your shares electronically on the Internet or by telephone. Voting instructions are printed on your proxy card or voting instruction card and are included in the accompanying Proxy Statement. You can revoke your proxy at any time prior to its exercise at the Annual Meeting by following the instructions in the Proxy Statement.

JACOBS ENGINEERING GROUP INC.
155 North Lake Avenue
Pasadena, California 91101

PROXY STATEMENT

We are providing these proxy materials in connection with the 2014 Annual Meeting of Shareholders of Jacobs Engineering Group Inc. (the "Company"). This Proxy Statement, the accompanying proxy card or voting instruction card, and the Company's 2013 Annual Report on Form 10-K were first mailed to shareholders on or about December 16, 2013. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters to be brought before the Annual Meeting. Please read it carefully.

ABOUT THE ANNUAL MEETING

Who is soliciting my vote?

The Board of Directors of the Company is soliciting your vote in connection with the 2014 Annual Meeting of Shareholders.

What is the purpose of the Annual Meeting?

The meeting will be the Company's regular, Annual Meeting of Shareholders. You will be voting on the following matters at the Annual Meeting:

1. Election of the five directors named in the Proxy Statement to hold office until the annual meeting specified as to each nominee;
2. Approval of an amendment to and restatement of the Company's 1999 Stock Incentive Plan to increase the authorized number of shares by 4,250,000 and to make certain other changes;
3. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 26, 2014;
4. An advisory vote to approve the Company's executive compensation;
5. Approval of an amendment to the Amended and Restated Certificate of Incorporation of the Company to declassify the Board of Directors; and
6. Any other business that may properly come before the Annual Meeting.

How does the Board of Directors recommend I vote?

The Board of Directors recommends a vote:

1. *For* the election of Juan José Suárez Coppel, John F. Coyne, Linda Fayne Levinson, Craig L. Martin, and Christopher M.T. Thompson as directors;
2. *For* the approval of an amendment to and restatement of the Company's 1999 Stock Incentive Plan to increase the authorized number of shares by 4,250,000 and to make certain other changes;
3. *For* the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 26, 2014;
4. *For* the advisory resolution approving the Company's executive compensation; and
5. *For* approval of an amendment to the Amended and Restated Certificate of Incorporation of the Company to declassify the Board of Directors.

Who is entitled to vote at the Annual Meeting?

The Board of Directors set December 2, 2013 as the record date for the Annual Meeting (the "Record Date"). All shareholders who owned common stock of the Company at the close of business on the Record Date may attend and vote at the Annual Meeting.

How many votes can be cast by shareholders?

Each share of common stock is entitled to one vote. There is no cumulative voting. There were 131,761,924 shares of common stock outstanding and entitled to vote on the Record Date.

How many votes must be present to hold the Annual Meeting?

A majority of the outstanding shares of common stock as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a "quorum." Your shares are counted as present at the Annual Meeting if you are present at the Annual Meeting and vote in person, a proxy card or voting instruction card has been properly submitted by you or on your behalf, or you have voted electronically on the Internet or by telephone. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. A "broker non-vote" is a share of common stock that is beneficially owned by a person or entity and held by a broker or other nominee, but for which the broker or other nominee (1) lacks the discretionary authority to vote on certain matters, and (2) has not received voting instructions from the beneficial owner in respect of those specific matters.

How many votes are required to elect directors and approve the other proposals?

Directors are elected by a majority of the votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). Abstentions and broker non-votes are not counted for purposes of the election of directors and, therefore, will have no effect on the outcome of such election.

The approval of the amendment to and restatement of the 1999 Stock Incentive Plan requires the affirmative vote of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting and entitled to vote, provided that the total votes cast on the proposal, whether in favor, against, or in abstention, represent a majority of the shares entitled to vote. Abstentions have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the proposal.

The ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting and entitled to vote. Abstentions have the same effect as a vote against the proposal.

The approval of the advisory resolution on the Company's executive compensation requires the affirmative vote of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting and entitled to vote. Abstentions have the same effect as a vote against the advisory resolution. Broker non-votes will have no effect on the outcome of the advisory vote. The results of this vote are not binding on the Board of Directors.

The approval of the proposal to declassify the Board of Directors must be approved by the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding securities entitled to vote in the ordinary election of directors of the Company voting together as a single class. Accordingly, this proposal must be approved by the affirmative vote of the holders of two-thirds of our outstanding common stock. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

How do I vote by proxy?

You can vote your shares by completing and returning the proxy card or voting instruction card accompanying this Proxy Statement. You also have the option of voting your shares electronically on the Internet or by telephone. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, and returned your proxy card or voting instruction card. Please see your proxy card or voting instruction card for more information on how to vote by proxy.

What if I don't vote for some of the items listed on my proxy card or voting instruction card?

If you return your signed proxy card or voting instruction card in the enclosed envelope but do not mark selections, it will be voted in accordance with the recommendations of the Board of Directors. Similarly, when you vote electronically on the Internet and do not vote on all matters, your shares will be voted in accordance with the recommendations of the Board of Directors. Shareholders that vote by telephone must vote on each matter. In connection therewith, the Board of Directors has designated Craig L. Martin and John W. Prosser, Jr. as proxies. If you indicate a choice with respect to any matter to be acted upon on your proxy card or voting instruction card, your shares will be voted in accordance with your instructions.

If you are a beneficial owner and hold your shares in street name through a broker or other nominee and do not return the voting instruction card, the broker or other nominee will vote your shares on each matter at the Annual Meeting for which he or she has the requisite discretionary authority. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of independent registered public accounting firms. Because of changes to these rules, the uncontested election of directors at a shareholder meeting is no longer considered a routine matter. Similarly, these rules have been changed to prohibit broker discretionary authority with respect to votes on executive compensation. Therefore, brokers do not have the discretion to vote on the uncontested election of directors or on any advisory vote regarding the Company's executive compensation.

Who pays for the proxy solicitation and how will the Company solicit votes?

The Company bears the expense of printing and mailing proxy materials. In addition to this solicitation of proxies by mail, the Company's directors, officers, and other employees may solicit proxies by personal interview, telephone, facsimile, or email. These individuals will not be paid any additional compensation for any such solicitation. The Company will request brokers and other nominees who hold shares of common stock in their names to furnish proxy materials to the beneficial owners of such shares. The Company will reimburse such brokers and other nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners. In addition, we have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a total fee of up to $30,000 plus reimbursement of expenses.

Can I change or revoke my vote after I return my proxy card or voting instruction card?

Yes. Even if you sign and return the proxy card or voting instruction card in the form accompanying this Proxy Statement, vote by telephone, or vote electronically on the Internet, you retain the power to revoke your proxy or change your vote. You can revoke your proxy or change your vote at any time before it is exercised at the Annual Meeting by giving written notice to the Secretary of the Company, specifying such revocation. You may also change your vote by timely delivering a valid, later-dated proxy or voting instruction card or a later-dated vote by telephone or electronically on the Internet or by voting in person at the Annual Meeting. However, please note that if you would like to vote at the Annual Meeting and you are not the shareholder of record, you must request, complete, and deliver a proxy from your broker or other nominee.

Whom can I contact if I have questions or need assistance in voting my shares?

Please call MacKenzie Partners, Inc., the firm assisting us in the solicitation of proxies, at:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

DISCUSSION OF THE VARIOUS PROPOSALS

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

At the Annual Meeting, shareholders will be asked to elect five directors to serve on the Board of Directors. The Company's Bylaws currently provide for eleven directors. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") divides the Board of Directors into three classes with the terms of office of the directors of each Class ending in different years. The terms of directors in Classes I, II, and III presently end at the annual meetings in 2015, 2016, and 2014, respectively. Classes I and III currently have four directors and Class II has three directors.

Four of the nominees to be voted upon at the Annual Meeting are in Class III. A fifth nominee, who is in Class I, will also be voted upon at this Annual Meeting in accordance with the Company's Certificate of Incorporation as he was elected after the 2013 annual meeting by the Board of Directors to fill a newly created vacancy. When elected, the directors serve until their successors have been duly elected and qualified or until any such director's earlier resignation or removal. Proxies cannot be voted for a greater number of persons than the number of nominees named. If you sign and return the accompanying proxy card or voting instruction card or vote electronically, your shares will be voted for the election of the five nominees recommended by the Board of Directors unless you choose to abstain or vote against any of the nominees. If any nominee for any reason is unable to serve or will not serve, proxies may be voted for such substitute nominee as the proxy holder may determine. The Company is not aware of any nominee who will be unable to or will not serve as a director.

The Board of Directors has nominated John F. Coyne, Linda Fayne Levinson, Craig L. Martin, and Christopher M.T. Thompson for election as Class III directors for three-year terms expiring at the 2017 annual meeting, and Juan José Suárez Coppel for election as a Class I director for a one-year term expiring at the 2015 annual meeting.

Please see "The Board of Directors and Its Committees" below for information about the nominees for election as directors and the current members of the Board of Directors who will continue serving following the Annual Meeting, their business experience, and other pertinent information.

Directors are elected by a majority of the votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). The Company did not receive any shareholder nominations for director and thus the election of directors at the Annual Meeting will be an uncontested election. Abstentions and broker non-votes are not counted for purposes of the election of directors and, therefore, will have no effect on the outcome of the election.

The Board of Directors unanimously recommends that you vote FOR all Nominees.

PROPOSAL NO. 2 — APPROVAL OF AMENDMENT TO AND RESTATEMENT OF THE JACOBS ENGINEERING GROUP INC. 1999 STOCK INCENTIVE PLAN

At the Annual Meeting, shareholders will be presented with a proposal to approve an amendment to and restatement of the Jacobs Engineering Group Inc. 1999 Stock Incentive Plan, as amended and restated to date (the "Stock Incentive Plan"), to increase the number of shares of common stock reserved for issuance under the Stock Incentive Plan from 25,600,000 to 29,850,000, to extend the term by one year and to make certain ministerial changes. This increase of 4,250,000 shares represents approximately 3.23% of the Company's outstanding shares of common stock as of December 2, 2013.

On November 21, 2013, the Board of Directors unanimously approved the amendment and restatement of the Stock Incentive Plan, subject to approval by the Company's shareholders at the Annual Meeting. In order for the amendment and restatement of the Stock Incentive Plan to take effect, it must be approved by the Company's shareholders. If this amendment and restatement is not approved by the Company's shareholders, the version of the Stock Incentive Plan as in effect immediately prior to November 21, 2013 will continue to operate according to its terms.

The following table sets forth certain information about the Stock Incentive Plan together with the 1999 Outside Director Stock Plan, as amended (the "1999 Outside Director Plan"). No amendments to the 1999 Outside Director Plan have been proposed or will be voted upon at the Annual Meeting.

	Stock Incentive Plan	1999 Outside Director Plan	Total
Number of new shares being authorized*	4,250,000	0	4,250,000
Number of shares available for future awards at September 27, 2013*	5,099,632	140,125	5,239,757
Number of shares relating to outstanding stock options at September 27, 2013	4,356,712	249,500	4,606,212
Number of shares outstanding at September 27, 2013 relating to awards of restricted stock and restricted stock units	3,035,050	87,500	3,122,550
Maximum option term	10 Years	10 Years	
Minimum exercise price (relative to the market value on date of grant)	100%	85%	
Weighted average remaining term of outstanding options			5.721

* Every share transferred under the Stock Incentive Plan pursuant to an award granted after September 28, 2012 (i) that is an option or stock appreciation right ("SAR") will count as one share and (ii) that is other than an option or SAR will count as 1.92 shares.

The closing price of the common stock on the New York Stock Exchange ("NYSE") on December 2, 2013 was $59.47 per share.

The potential dilution from the 4,250,000 share increase requested to be approved by stockholders is 2.9% as of September 27, 2013. If the potential share request is approved, the Company's total potential dilution would increase from 8.7% as of September 27, 2013 to 11.6%. The Human Resource & Compensation Committee (the "HR&C Committee") has considered this potential dilution level in the context of competitive data from its peer group, and believes that the resulting dilution levels would be within normal competitive ranges.

The Company manages its long-term dilution goal by limiting the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under the Company's equity incentive plans divided by total common shares outstanding at the end of the year. Over the past three fiscal years, the Company's annual burn rate has averaged 0.85% (1.02% in fiscal 2013). The HR&C Committee believes that this burn rate has been within the range granted by its peer companies and is reasonable from a competitive standpoint.

When considering the number of additional shares to add to Stock Incentive Plan, the HR&C Committee also reviewed, among other things, projected future share usage and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the Stock Incentive Plan was reviewed under scenarios based on a variety of assumptions. Depending on assumptions, the 4,250,000 shares to be added to the Stock Incentive Plan, in combination with the remaining authorized shares and shares added back to the plan from forfeitures of awards granted under the Stock Incentive Plan, is expected to satisfy, assuming no significant acquisitions of other companies, the Company's equity compensation needs for two years of similar levels of awards. The HR&C Committee is committed to effectively managing the number of shares reserved for issuance under the Stock Incentive Plan while minimizing shareholder dilution.

The Board of Directors believes that it is in the best interests of the Company and its shareholders to provide for an equity incentive plan under which compensation awards made to the Company's executive officers are eligible to qualify for deductibility by the Company for federal income tax purposes. Accordingly, the Stock Incentive Plan is designed to permit the grant of awards that are intended to qualify as "performance-based compensation" not subject to the $1,000,000 deductibility cap under Section 162(m) of the Internal Revenue Code of 1986, as amended (such Section "Section 162(m)"), and such Code, the "Code"). There can be no guarantee, however, that amounts payable under the Stock Incentive Plan will be treated as qualified "performance-based compensation" under Section 162(m). In general, under Section 162(m), in order for the Company to be able to deduct compensation in excess of $1,000,000 paid in any one year to the Company's chief executive officer or any of the Company's three other most highly compensated executive officers (other than the Company's chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's shareholders at least once every five years. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the Stock Incentive Plan, each of these aspects is discussed below, and approval of the Stock Incentive Plan itself will constitute approval of each of these aspects of the Stock Incentive Plan for purposes of the approval requirements of Section 162(m).

The complete text of the Stock Incentive Plan reflecting all amendments approved by the Board of Directors is attached hereto as Annex A to this Proxy Statement. The following discussion is qualified in all respects by reference to Annex A.

Purpose of the Stock Incentive Plan

The purpose of the Stock Incentive Plan is to advance the long-term objectives of the Company and its Related Companies (defined below) by encouraging and enabling the acquisition of a financial interest in the Company by the employees of the Company and its Related Companies. In addition, the Stock Incentive Plan is intended to attract and retain employees and to align and strengthen their interests with those of the Company's shareholders.

Assuming the levels of awards granted in fiscal 2013 continued into the future and based on the current terms of the Stock Incentive Plan, the Company would expect to have sufficient shares available under the Stock Incentive Plan for two years of similar levels of awards. If additional shares are not reserved for issuance under the Stock Incentive Plan, it would be more difficult for the Company to effectively attract and retain employees.

Administration

The Stock Incentive Plan is administered by the HR&C Committee, or any committee appointed by the Board of Directors that is composed solely of directors who are both non-employee directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and "Outside Directors" as defined in IRS guidance issued under Section 162(m) (the "Administering Committee"). The Administering Committee is authorized to approve all awards under the Stock Incentive Plan, to interpret the Stock Incentive Plan and the specific conditions and provisions of awards thereunder, to fix the forms and terms of incentive awards and times of issuance, to establish rules and regulations as it deems appropriate for the proper administration of the Stock Incentive Plan, including addressing unanticipated events (including any temporary closure of the stock exchange on which the Company is listed, disruption of communications or natural catastrophe). None of the members of the Administering Committee are eligible to receive awards under the Stock Incentive Plan. It is the policy of the Board of Directors that the composition of the Administering Committee be identical to that of the HR&C Committee.

Notwithstanding the foregoing, with respect to any award that is not intended to satisfy the conditions of Rule 16b-3 under the 1934 Act or Section 162(m) of the Code, and to the extent not inconsistent with applicable law or the rules and regulations of the principal U.S. national securities exchange on which the Company's common stock is traded, the Administering Committee may appoint one or more separate committees (any such committee, a "Subcommittee") to approve certain awards under the Stock Incentive Plan. Any such Subcommittee would have the full authority of the Administering Committee pursuant to the terms of the Stock Incentive Plan and would operate within guidelines and limitations established by the Administering Committee, including an express limitation on the total number of shares subject to awards that the Subcommittee may award. Under no circumstances may any such Subcommittee grant awards on terms more favorable than awards granted by the Administering Committee and no officer may designate himself or herself as the recipient of an award. Actions by any such Subcommittee within the scope of delegation shall be deemed for all purposes to have been taken by the Administering Committee, and all actions by any such Subcommittee are reported to the Administering Committee on a regular basis.

Eligibility for Awards

In the discretion of the Administering Committee an award may be granted or awarded to any employee of the Company or a Related Company. The Company has about 66,000 employees, approximately 690 of whom received awards under the Stock Incentive Plan during fiscal 2013. A "Related Company" is any corporation or other business organization in which the Company owns, directly or indirectly, 50% or more (or, to the extent permitted by Section 409A of the Code, 20% or more) of the voting power of all classes of stock entitled to vote or the value of shares of all classes of stock at the time the award is made. In the course of its business, the Company sometimes obtains a 20% or more interest in such Related Companies pursuant to strategic alliances that it makes with other companies. As part of these strategic alliances the Company frequently furnishes some of its own employees to the Related Company. The purpose of granting equity awards to such employees is to retain their loyalty to the Company.

Plan Limitations

If this proposal is approved by the shareholders at the Annual Meeting, subject to adjustment as provided in this paragraph and "Adjustment of Awards Below," the total number of shares that may be issued or transferred under the Stock Incentive Plan pursuant to awards may not exceed 29,850,000 shares. For this purpose, every share transferred pursuant to an award granted after September 28, 2012 (i) that is an option or SAR will count as one share and (ii) that is other than an option or SAR will count as 1.92 shares. The maximum number of shares that may be issued pursuant to incentive stock options under the Stock Incentive Plan is 29,850,000 (subject to adjustment as provided in "Adjustment of Awards Below"). In no event may an employee be granted awards that are intended to be "performance-based compensation" under Section 162(m) covering more than 1,000,000 shares in a single calendar year (subject to adjustment as provided in "Adjustment of Awards Below") or that are denominated in cash under which more than $5,000,000 may be earned for each 12 months in the performance period. Shares available for issuance under the Stock Incentive Plan may come from authorized but unissued shares, the Company's treasury shares, or shares subject to an award that is forfeited, expired or settled for cash (in whole or part) to the extent of such forfeiture, expiration or cash settlement. If any awards granted prior to September 29, 2012 are forfeited, in whole or in part, new awards may be issued with respect to the shares covered by such prior awards. For purposes of determining the amount of shares that may be issued pursuant to such new awards, (1) forfeited options and SARs will be counted as one share per each share covered and awards other than options and SARs will be counted as 1.92 shares per each share covered, and (2) shares issued pursuant to such new award will count as either one share (if the award is an option or SAR) or 1.92 shares (if the award is other than an option or SAR). In the event that withholding tax liabilities arising from an award other than an option or SAR are satisfied by the withholding of shares by the Company, then the shares so withheld will again be available for awards under the Plan and will count as 1.92 shares for each share so tendered or withheld. The following shares will not be added to the shares authorized for issuance or transfer under the Stock Incentive Plan: (i) shares tendered by a participant in payment of the purchase price of an option; (ii) shares tendered by a participant or withheld by the Company to satisfy any tax withholding obligation with respect to options or SARs; (iii) shares subject to a SAR (that is, each SAR that is exercised shall reduce the number of shares available by one share); and (iv) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

Forms of Awards

The Stock Incentive Plan provides for the grant of the following types of awards:

Stock Options — The Company may grant nonqualified stock options and incentive stock options ("ISOs") under the Stock Incentive Plan. The option price per share may not be less than 100% of the fair market value of one share on the date the option is granted; provided that in the case of ISOs granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiary of the Company, the option price per share may be no less than 110% of the fair market value of one share on the date the option is granted. In addition, the total fair market value, determined on the date the ISO is granted, of shares for which ISOs first become exercisable by an optionee during any calendar year may not exceed $100,000.

The duration of an option will be determined by the Administering Committee, but may not exceed ten years from the date of its grant; provided that the term of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiary of the Company may not exceed five years from the date of its grant. ISOs must also comply with all other requirements of Section 422 of the Code.

In the event that on the last business day of the term of an option either (i) the exercise of the option (other than an ISO) is prohibited by applicable law, or (ii) shares may not be purchased or sold by certain participants due to a "black-out period" or a "lock-up" agreement, such term shall be extended for a period of 30 days following the end of the legal prohibition, black-out period, or lock-up agreement.

The purchase price payable upon the exercise of an option is payable in full in cash or its equivalent, by tendering previously acquired shares, in the discretion of the Administering Committee, through any other method specified in an award agreement, or through any combination of the foregoing. In addition, withholding taxes due upon the exercise of nonqualified options may be satisfied in whole or in part by withholding shares of common stock otherwise issuable to the optionee. In no event may an option be exercised in a manner that would result in fractional shares of stock being issued.

Unless otherwise determined by the Administering Committee, upon a termination of employment: (i) due to retirement, Disability, or death, unvested options are forfeited and vested options may be exercised through the date specified in the employee's award agreement; (ii) within two years following a Change in Control due to termination by the Company for any reason other than cause, death or Disability or by the employee for good reason, all options become immediately vested and exercisable through the earlier of the date specified in the employee's award agreement or two years following the date of termination; and (iii) for reasons other than retirement, Disability, death or within two years following a Change in Control, including being employed at a Related Company in which the Company's investment falls below 20%, or being transferred to a company in which the Company's investment is less than 20%, unvested options are forfeited and vested options may be exercised through the earlier of the date specified in the employee's award agreement or three months following the date of termination of employment. Capitalized terms are defined in the Stock Incentive Plan and those definitions are included under "Executive Compensation—Compensation under Various Termination Scenarios" below. "Change in Control" is also defined under "—Change in Control of the Company" below. If a participant dies after termination of employment, but before the expiration date specified in his or her award agreement, vested options must be exercised by the earlier of the date specified in the employee's award agreement or the expiration date that applied to such participant immediately prior to his or her death. In the event a Change in Control occurs and options are not assumed and continued by the acquiring or surviving corporation in the transaction, all options become immediately vested and exercisable through the date of the Change in Control, provided that the employee is given at least 15 days' notice of such termination and the opportunity to exercise outstanding options during such period.

Except as determined by the Administering Committee, options are not assignable or transferable other than by will or by the laws of descent and distribution, and during an optionee's lifetime an option is only exercisable by such optionee of by his or her legal representative.

Stock Appreciation Rights — Under the Stock Incentive Plan, as amended and restated, the Company may grant SARs independent of or in connection with any award. The grant price per share may not be less than 100% of the fair market value of one share on the date of grant, or, if applicable, on the date the option is granted with respect to a SAR granted in tandem with an option.

The term of a SAR will be determined by the Administering Committee, but may not exceed ten years from the date of its grant. However, in the event that on the last business day of the term of a SAR either (i) the exercise of the SAR is prohibited by applicable law or (ii) shares may not be purchased or sold by certain participants due a "black-out period" or a "lock-up" agreement, such term shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement.

SARs will become exercisable in such amounts and during such time periods as the Administering Committee in its sole discretion determines and provides in the award agreement that the Company enters into with the participant. Each SAR entitles the holder to exercise the SAR in whole or in part and, upon such exercise, to receive from the Company an amount equal to the excess of the fair market value on the exercise date of one share over the grant price of the SAR, times the number of shares covered by the portion of the SAR so exercised. Unless otherwise provided in the award agreement, the Administering Committee will determine in its sole discretion whether payment will be made in cash, shares, or any combination thereof.

Unless otherwise determined by the Administering Committee, upon a termination of employment: (i) due to retirement, Disability, or death, unvested SARs are forfeited and vested SARs may be exercised through the date specified in the employee's award agreement; (ii) within two years following a Change in Control due to termination by the Company for any reason other than cause, death or Disability or by the employee for good reason, all SARs become immediately vested and exercisable through the earlier of the date specified in the employee's award agreement or two years following the date of termination; and (iii) for reasons other than retirement, Disability, death or within two years following a Change in Control, including being employed at a Related Company in which the Company's investment falls below 20%, or being transferred to a company in which the Company's investment is less than 20%, unvested SARs are forfeited and vested SARs may be exercised through the earlier of the date specified in the employee's award agreement or three months following the date of termination of employment. If a participant dies after termination of employment, but before the expiration date specified in his or her award agreement, vested SARs must be exercised by the earlier of the date specified in the employee's award agreement or the expiration date that applied to such participant immediately prior to his or her death. In the event a Change in Control occurs and SARs are not assumed and continued by the acquiring or surviving corporation in the transaction, all SARs become immediately vested and exercisable through the date of the Change in Control, provided that the employee is given at least 15 days' notice of such termination and the opportunity to exercise outstanding SARs during such period.

Except as determined by the Administering Committee, SARs are not assignable or transferable other than by will or by the laws of descent and distribution.

Restricted Stock and Restricted Stock Units — The Company may award and issue restricted stock and/or restricted stock units to an employee. Restricted stock is common stock of the Company subject to certain restrictions on transfer. Restricted stock units are awards denominated in units of common stock which, subject to satisfaction of any vesting and/or other terms and conditions, entitle a recipient to the issuance of one share of common stock (or such equivalent value in cash) in settlement of the award.

Awards of restricted stock and/or restricted stock units may be subject to time-based and/or performance-based vesting conditions. Performance-based awards may be based on Qualifying Performance Criteria (as defined below) or any other criteria determined by the Administering Committee in its sole discretion. Unless otherwise provided in the award agreement, holders of restricted stock shall become shareholders of the Company and have all rights as shareholders from the date of grant, including the right to vote such shares and receive all distributions made with respect to such shares. Holders of restricted stock units shall have no voting rights with respect to such award, but shall otherwise have the rights specifically provided for in the award agreement with respect to such award. Dividends or other distributions that relate to a restricted stock or restricted stock unit award subject to performance-based vesting criteria will be subject to the same performance criteria as the underlying award.

Restricted stock and restricted stock unit awards have a minimum vesting period of not less than three years from the date of grant if subject only to time-based vesting conditions and not less than one year from the date of grant if subject to performance-based vesting conditions, subject in either case, at the Administering Committee's discretion, to accelerated vesting in the event of death, Disability, retirement, or a Change in Control; provided, however, that these minimum vesting requirements will not be applicable to grants of up to 5% of the number of shares available for issuance on November 21, 2013.

Unless otherwise determined by the Administering Committee, upon a termination of employment: (i) due to retirement, unvested restricted stock and restricted stock units will be forfeited; (ii) due to Disability or death, the restrictions on unvested restricted stock and restricted stock units that are subject to time-based vesting conditions shall immediately lapse and such unvested restricted stock and restricted stock units shall become immediately vested; however, the restrictions on unvested restricted stock and restricted stock units that are subject to performance-based vesting conditions shall remain outstanding and such awards will continue to vest or become earned based upon the Company's actual performance through the end of the applicable performance period; (iii) within two years following a Change in Control due to termination by the Company for any reason other than cause, death or Disability or by the employee for good reason, the restrictions on all unvested restricted stock and restricted stock units shall immediately lapse and such unvested restricted stock and restricted stock units shall become immediately vested; provided, that any awards of restricted stock and/or restricted stock units that are subject to performance-based vesting criteria will be paid at a level based upon the Company's actual performance as of the applicable termination; and (iv) for reasons other than retirement, Disability, death or within two years following a Change in Control, including being employed at a Related Company in which the Company's investment falls below 20%, or being transferred to a company in which the Company's investment is less than 20%, unvested restricted stock and restricted stock units are forfeited. In the event a Change in Control occurs and restricted stock and/or restricted stock units are not assumed and continued by the acquiring or surviving corporation in the transaction, the restrictions on all unvested restricted stock and restricted stock units shall immediately lapse and such unvested restricted stock and restricted stock units shall become immediately vested; provided, that any awards of restricted stock and/or restricted stock units that are subject to performance-based vesting criteria will be paid at a level based upon the Company's actual performance as of the applicable Change in Control.

Except as determined by the Administering Committee, awards of restricted stock and/or restricted stock units are not assignable or transferable other than by will or by the laws of descent and distribution.

Incentive Bonus Awards — The Company may award incentive bonuses either alone or in addition to other awards. Incentive bonuses may be payable pursuant to one or more sub-plans or programs. Each incentive bonus will entitle the recipient to a future cash payment based on the achievement of one or more objectively-determined performance goals or criteria established for a performance period determined by the Administering Committee, which criteria may be based on financial performance and/or personal performance evaluations. The Administering Committee may specify to what extent an incentive bonus is intended to satisfy the requirements for "performance-based compensation" under Section 162(m), in which case such incentive bonus must be based on one or more Qualifying Performance Criteria (as defined below) selected by the Administering Committee and specified upon or prior to the grant of the incentive bonus. The effects of a termination of employment and/or a Change in Control with respect to incentive bonuses will be set forth in the applicable award agreement.

Qualifying Performance-Based Awards

The Administering Committee may specify that an award or a portion of an award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) provided that, other than with respect to options or SARs, the performance criteria for an award or portion of an award that is intended by the Administering Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) shall be a measure based on one or more qualifying performance criteria selected by the Administering Committee and specified at the time the award is granted. The performance criteria for any award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) ("Qualifying Performance Criteria") will be any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole, or to a business unit or group of business units, or Related Company, measured either annually, at a single point in time in a performance period, as an average of values determined at various point in time during a performance period, or cumulatively over a period of years, on an absolute basis or relative to a pre-established target to previous years' (or period's) results or to a designated comparison group, or as a change in values during or between performance periods, in each case as specified by the Administering Committee: (i) revenues; (ii) earnings from operations, earnings before or after income taxes, earnings before or after interest, depreciation, amortization, or earnings before extraordinary or special items, earnings before income taxes and any provision for incentive bonuses; (iii) net earnings or net earnings per share of common stock (basic or diluted); (iv) return on assets (gross or net), return on investment, return on capital, or return on beginning, ending or average equity; (v) cash flow, cash flow from operations, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (vi) interest expense after taxes; (vii) economic value added or created; (viii) operating margin or profit margin; (ix) stock price or total shareholder return; (x) average cash balance, net cash or cash position; and (xi) strategic business criteria, consisting of one or more objectives based on meeting specified development, strategic partnering, licensing, research and development, market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures.

To the extent consistent with Section 162(m), the Administering Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, unusual or nonrecurring or extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with United States generally accepted accounting principles, as well as the cumulative effect of accounting changes, in each case as determined in accordance with United States generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements. The Administering Committee may also appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude the effects of any of the following events that occurs during a performance period: (1) asset write-downs, (2) litigation, claims, judgments or settlements, (3) changes in tax law or other such laws or provisions affecting reported results, (4) reorganization and restructuring programs and (5) payments made or due under the Stock Incentive Plan or any other compensation arrangement maintained by the Company.

Awards for Employees Outside the U.S.

Employees of the Company and its Related Companies located outside the United States are eligible to receive awards under the Stock Incentive Plan. Since the laws, including tax laws and policies, of the countries where these employees are located may differ from those of the United States, the Stock Incentive Plan gives the Administering Committee the power to adopt special terms and conditions for awards being granted to employees outside the United States in order to comply with the laws, policies and customs of the countries involved. These special terms and conditions may be set forth in the award agreements with such employees, and the Administering Committee may approve, among other things, sub-plans or amendments, restatements or alternative versions of the Stock Incentive Plan as it deems appropriate to implement the special terms. However, the Stock Incentive Plan does not permit the Administering Committee to approve terms and conditions for awards that are inconsistent with the terms and conditions of the Stock Incentive Plan as then in effect.

Amendment of the Stock Incentive Plan

The Board of Directors may terminate, suspend, alter or amend the Stock Incentive Plan at any time subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the principal U.S. national securities exchange on which the Company's common stock is traded; provided that the Board of Directors may not amend the Stock Incentive Plan in any manner that would violate Rule 16b-3 of the 1934 Act. The Board of Directors may not (except as described below under "Adjustment of Awards" or in connection with a Change in Control) without shareholder approval, cancel an option or SAR in exchange for cash when the exercise or grant price per share exceeds the fair market value of one share or take any action with respect to an option or SAR that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Company's common stock is traded, including a reduction of the exercise price of an option or the grant price of a SAR or the exchange of an option or SAR for another award. In addition, except as expressly authorized under the Stock Incentive Plan, the Board of Directors may not amend or terminate the Stock Incentive Plan in a manner that would impair the rights of a participant in any material respect under any award previously granted without such participant's consent.

Adjustment of Awards

In the event of any merger, reorganization, consolidation, combination of shares or spin-offs, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, or other change in corporate structure affecting the shares or the value thereof or otherwise, the Administering Committee or Board of Directors shall make appropriate adjustments and other substitutions, if any, as it deems equitable and appropriate, including adjustments in the number, class and kind of securities that may be delivered under the Stock Incentive Plan, the number of shares subject to any outstanding award and the option or exercise price, if any, thereof. Adjustments may provide for the elimination of fractional shares (that would otherwise become subject to the award) without payment.

Change in Control of the Company

A "Change in Control" for purposes of the Stock Incentive Plan means a change in control of such a nature that it would be required to be reported to the Securities and Exchange Commission (the "SEC"), and in any event will be deemed to have occurred if (i) any person is or becomes the beneficial owner, directly or indirectly, of securities representing 35% or more of the combined voting power for election of directors of the Company, (ii) during any period of two consecutive years or less individuals who at the beginning of the period constituted all of the members of the Board of Directors fail to constitute at least a majority of the Board of Directors, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the period, (iii) the consummation of any merger or consolidation as a result of which the common stock would be changed, converted or exchanged for the shares of another corporation, any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company, or (iv) the consummation of a merger or consolidation to which the Company is a party as a result of which persons who were shareholders of the Company immediately prior to the merger or consolidation will have beneficial ownership of less than 50% of the combined voting power for the election of directors of the surviving corporation following the merger or consolidation. However, in no such event will a Change in Control be deemed to have occurred if prior to the occurrence of any event that would otherwise cause a Change in Control the Board of Directors determines that such event will not constitute a Change in Control.

In the event an award is subject to Section 409A of the Code and a Change in Control would accelerate the timing of payment thereunder, then a "Change in Control" for purposes of that award shall mean a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company as defined in Section 409A and the authoritative guidance issued thereunder, but only to the extent inconsistent with the above definition, and only to the minimum extent necessary to comply with Section 409A as determined by the Administering Committee.

Stock Incentive Plan Benefits

Because benefits under the Stock Incentive Plan will depend on the Administering Committee's actions (including a determination of who will receive future awards and the terms of those awards) and the fair market value of a share of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the amendment to and restatement of the Stock Incentive Plan is approved by the shareholders.

Effectiveness; Termination of Plan

The Stock Incentive Plan, as amended and restated, shall become effective upon its approval by the shareholders at the Annual Meeting, and shall terminate on November 15, 2023. If, however, the Stock Incentive Plan is not approved by shareholders at the Annual Meeting, then the Stock Incentive Plan, as in effect immediately prior to the Board of Director's adoption of the amended and restated version on November 21, 2013, shall continue to exist and operate according to all of the terms and conditions of such prior version.

U. S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences to the Company and the participating employees in connection with the Stock Incentive Plan under existing applicable provisions of the Code and the accompanying regulations. The discussion is general in nature and does not address issues relating to the income tax circumstances of any individual employee. The discussion is based on federal income tax laws in effect on the date of this Proxy Statement and is, therefore, subject to possible future changes in the law. The discussion does not address the consequences of state, local or foreign tax laws.

Nonqualified Stock Options — An employee will not recognize any income upon receipt of a nonqualified stock option, and the Company will not be entitled to a deduction for federal income tax purposes in the year of grant. Ordinary income will be realized by the holder at the time the nonqualified stock option is exercised and the shares are transferred to the employee. The amount of such taxable income, in the case of a nonqualified stock option, will be the difference, if any, between the option price and the fair market value of the shares on the date of exercise.

Incentive Stock Options — An employee who receives an ISO will not recognize any income for federal income tax purposes upon receipt of the ISO, and the Company will not realize a deduction for federal income tax purposes. However, the difference between the fair market value of a share on the date of grant and the option exercise price is a tax preference item that may subject the optionee to the alternative minimum tax. If the optionee does not dispose of the ISO shares within two years from the date the option was granted or within one year after the shares were transferred to him on exercise of the option, then that portion of the gain on the sale of the shares that is equal to the difference between the sales price and the option exercise price will be treated as a long-term capital gain. The Company will not be entitled to a deduction either at the time the employee exercises the ISO or subsequently sells the ISO shares. However, if the employee sells the ISO shares within two years after the date the ISO is granted or within one year after the date the ISO is exercised, then the sale is considered a disqualifying sale, and the spread on exercise will be taxed as ordinary income. The balance of the gain will be treated as long- or short-term capital gain depending on the length of time the employee held the stock. If the shares decline in value after the date of exercise, the compensation income will be limited to the difference between the sale price and the amount paid for the shares. The tax will be imposed in the year the disqualifying sale is made. The Company will be entitled to a deduction equal to the ordinary income recognized by the employee.

With respect to both nonqualified stock options and ISOs, special rules apply if an employee uses shares already held by the employee to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the employee.

Stock Appreciation Rights — An employee will not recognize any income upon receipt of a SAR, and the Company will not be entitled to a deduction for federal income tax purposes in the year of grant. Ordinary income will be realized by the holder at the time the SAR is exercised and cash or shares are transferred to the employee. The amount of such taxable income, in the case of a SAR, will be the difference, if any, between the grant price and the fair market value of the Company's common stock on the date of exercise.

Restricted Stock — Employees receiving restricted stock will not recognize any income upon receipt of the restricted stock. Ordinary income will be realized by the holder at the time that the restrictions on transfer are removed or have expired. The amount of ordinary income will be equal to the fair market value of the shares on the date that the restrictions on transfer are removed or have expired. The Company will be entitled to a deduction at the same time and in the same amount as the ordinary income the employee is deemed to have realized. However, no later than 30 days after an employee receives the restricted stock, the employee may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a proper and timely manner, when the restrictions on the shares lapse, the employee will not recognize any additional income. If the employee forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the employee may not claim a deduction with respect to the income recognized as a result of the election.

Generally, when an employee disposes of shares acquired under the Stock Incentive Plan, the difference between the sales price and his or her basis in such shares will be treated as long- or short-term capital gain or loss depending upon the holding period for the shares.

Restricted Stock Units — Employees who are granted restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, participants generally recognize ordinary income in an amount equal to the fair market value of the units at such time, and the Company will receive a corresponding deduction.

Incentive Bonus — Employees who are granted incentive bonus awards recognize taxable ordinary income at the time the award is paid in an amount equal to the amount so paid, and the Company will receive a corresponding deduction.

Potential Limitation on Deductions — As described above, special rules limit the deductibility of compensation paid to the chief executive officer and to each of the next three most highly compensated executive officers, other than the chief financial officer. Under Section 162(m), unless various conditions are met that enable compensation to qualify as "performance-based," the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the rules and regulations promulgated under Section 162(m) are complicated and subject to change from time to time, sometimes with retroactive effect. In addition, a number of requirements must be met in order for particular compensation to so qualify. As such, there can be no assurance that any compensation awarded or paid under the Stock Incentive Plan will be deductible under all circumstances.

Federal Income Tax Consequences to the Company — To the extent that a recipient recognizes ordinary income in the circumstances described above, the Company will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m).

Equity Compensation Plans of the Company

The following table presents certain information about the Company's equity compensation plans as of September 27, 2013:

	Column A	Column B	Column C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (1)
Equity compensation plans approved by shareholders(2)	4,606,212	$52.33	7,925,846
Equity compensation plans not approved by shareholders	—	—	—
Total	4,606,212	$52.33	7,925,846

(1) Of these shares, 5,239,757 shares are available for future awards under the Stock Incentive Plan and the 1999 Outside Director Plan.

(2) The number of shares in Column A excludes purchase rights accruing under our two, broad-based, shareholder-approved employee stock purchase plans: the Stock Purchase Plan and the Global Employee Stock Purchase Plan (the "GESPP"). These plans give employees the right to purchase shares at an amount and price that are not determinable until the end of the specified purchase periods, which occurs monthly. Our shareholders have authorized a total of 27.8 million shares of common stock to be issued through the Stock Purchase Plan and the GESPP, which our Board of Directors voluntarily reduced by 1.2 million shares on July 26, 2001. The Board of Directors removed that reduction on November 20, 2008. From the inception of the Stock Purchase Plan and the GESPP through September 27, 2013, a total of 25.1million shares have been issued, leaving 2.7 million shares of common stock available for future issuance at that date.

The last reported sale of the common stock on the NYSE on December 2, 2013 was $59.47 per share.

Vote Required; Recommendation of the Board of Directors

The affirmative vote of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting is necessary to approve the amendment to and restatement of the Stock Incentive Plan, provided that the total votes cast on the proposal, whether in favor, against, or in abstention, represent a majority of the shares entitled to vote. Abstentions have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of the proposal.

The Board of Directors unanimously recommends that you vote FOR the approval of the amendment to and restatement of the Stock Incentive Plan.

PROPOSAL NO. 3 — RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young") to audit the consolidated financial statements of the Company as of September 26, 2014, and for the fiscal year then ending. At the Annual Meeting, shareholders will be asked to ratify the selection of Ernst & Young.

The Company has been advised by Ernst & Young that the firm has no relationship with the Company or its subsidiaries other than that arising from the firm's engagement as auditors, tax advisors, and consultants.

The Company has also been advised that representatives of Ernst & Young will be present at the Annual Meeting where they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Company is not required to submit the selection of the independent registered public accounting firm to the shareholders for approval, but is doing so as a matter of good corporate governance. If the selection of Ernst & Young is not ratified by a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting, then the Audit Committee will consider the appointment of other independent auditors whose selection for any period subsequent to the Annual Meeting will be subject to ratification by the shareholders at the 2015 annual meeting.

The affirmative vote of a majority of the shares of common stock present, in person or by proxy, at the Annual Meeting is necessary to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for the year ending September 26, 2014. Abstentions have the same effect as a vote against the proposal.

The Board of Directors unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the year ending September 26, 2014.

PROPOSAL NO. 4 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board of Directors of the Company is committed to excellence in governance. As part of that commitment, and as required by Section 14A(a)(1) of the 1934 Act, the Board of Directors is providing the Company's shareholders with an opportunity to provide an advisory vote related to executive compensation.

The HR&C Committee establishes, recommends and governs all of the compensation and benefits policies and actions for the Company's named executive officers (or NEOs), as identified below under "Compensation Discussion and Analysis—Executive Summary." Additional information regarding the HR&C Committee and its role is described below in "The Board of Directors and its Committees" and the "Compensation Discussion and Analysis" sections of this Proxy Statement and the related tables and narrative disclosure.

The Company's executive compensation program is intended to promote recruitment and retention of key employees with exceptional abilities, and motivate performance critical to the success of the Company. Because of the importance of long-term customer relationships to the Company, retention of key executives is considered particularly important. In this regard, because significant differences in compensation between executives can negatively affect retention, the Company limits the variability of compensation and provides retention-enhancing features in its programs.

The HR&C Committee's compensation philosophy is to provide a compensation program for executives that:

- Enables the Company to attract, motivate, and retain highly qualified executives by offering competitive compensation;
- Rewards executives for superior annual performance through a performance-based cash incentive bonus program that, as further described in "Compensation Discussion and Analysis", places a substantial component of pay at risk by providing that no bonus is payable until a predetermined financial return is met;
- Delivers the majority of compensation through long-term, performance-based equity awards;
- Provides retention and future performance incentives through the deferral of a portion of the annual incentive plan payouts and the use of long-term equity-based incentives;
- Encourages executives to have an equity stake in the Company; and
- Aligns the interests of the Company's executives with shareholders' interests.

The Company continued its strong performance during fiscal 2013. The Company posted an 11.6% increase in earnings to $423.1 million on revenues of $11.8 billion (an 8.5% increase in revenues over the prior year). Cash flow from operations was $448.5 million (a 49.6% increase over the previous year) and the Company's year-end backlog was $17.2 billion (an 8.2% increase over the previous year). The Company's financial condition at September 27, 2013 was also strong, as evidenced by cash of $1.3 billion, working capital of $2.2 billion, and a very low debt-to-equity ratio of 0.10-to-1. These positive developments were reflected in the Company's one-year total shareholder return ("TSR") as of September 30, 2013, which was 44% and the 54th percentile compared to the Company's industry peer group (described in "Compensation Discussion and Analysis"), and the three-year TSR as of September 30, 2013, which was 15% and the 69th percentile compared to that peer group.

The Company's compensation actions relating to fiscal 2013 were consistent with its philosophy of attracting, motivating, and retaining highly qualified executives in the competitive engineering and construction industry and maintaining a pay for performance culture in which incentives are tied to the Company's short- and long-term performance. During 2013, the HR&C Committee evaluated alternative forms of incentive awards to support its compensation philosophy and, consistent with 2012, decided to use a mix of short- and long-term incentives tied to Company performance. The long-term incentive awards were split between options and performance share unit awards ("PSUs"). These PSUs use two metrics to determine payout: the Company's TSR compared to that of an industry peer group; and the Company's net earnings growth. The structure and terms of these awards are described in "Compensation Discussion and Analysis" below. In addition, as described in "Compensation Discussion and Analysis", during 2013, the Company evaluated the composition of its comparator peer group that is used for analyzing executive compensation and for computing relative TSR for the PSUs, which resulted in the peer group being expanded by adding several companies and deleting one company that was acquired.

Other significant elements of the Company's compensation program that continue to reinforce shareholder alignment, its long-term retention strategy and what the HR&C Committee considers best practices are the following:

- The Company's annual incentive compensation plan continues to provide for payout of earned bonuses over a three-year period, subject to a requirement of continued employment;
- The Company does not grant and does not maintain any of the following for named executive officers:
    - severance or employment agreements,
    - tax reimbursements or gross-ups (other than tax equalization for expatriates or normal relocation expenses),
    - supplemental retirement plans, or
    - executive perquisites such as personal use of airplanes, Company-provided autos and/or auto allowances (except for expatriates), or club dues;
- The Company has a clawback policy that applies when inaccurate financial statements have affected incentive award payments to executive officers;
- The Company's securities trading guidelines preclude the named executive officers from transactions involving puts or calls, short sales, and margin purchases or pledges of Company stock;
- The ratio of the CEO's total compensation (base pay, bonus, and long-term incentives) to that of the next highest paid named executive officer is not disproportionate (the ratio was approximately 2.7 to 1 for fiscal 2013); and
- The HR&C Committee's independent compensation consultant performs no services for the Company other than those that support the needs of the HR&C Committee.

The HR&C Committee believes that the 2013 executive compensation program has been appropriately designed to advance shareholder interests through effective performance-based incentives with multi-year retention features. At the 2012 and 2013 annual meetings, over 96% of shares voted were in favor of the advisory resolution concerning the compensation of the CEO and other named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosure contained in the Proxy Statements for those meetings. The HR&C Committee carefully considered these results and input received from shareholders and decided to continue with the same overall compensation program for fiscal 2013.

For these reasons and the others discussed in "Compensation Discussions and Analysis" below, the Board of Directors unanimously recommends that shareholders vote in favor of the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative disclosure in this proxy statement."

While the resolution is non-binding, the Board of Directors values the opinions that shareholders express in their votes and in any additional dialogue. It will consider the outcome of the vote and those opinions when making future compensation decisions.

The approval of the advisory resolution on the Company's executive compensation requires the affirmative vote of a majority of shares of common stock present, in person or by proxy, at the Annual Meeting and entitled to vote. Abstentions have the same effect as a vote against the advisory resolution. Broker non-votes will have no effect of the outcome of the advisory vote.

The Board of Directors unanimously recommends that you vote FOR the advisory resolution approving the Company's executive compensation.

PROPOSAL NO. 5 — APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO DECLASSIFY THE BOARD

At the Annual Meeting, shareholders will be presented with a proposal to approve an amendment to Article 8 of the Company's Certificate of Incorporation to phase out the present three-year, staggered terms of our directors and instead provide for the annual election of directors. Currently, the Board is divided into three classes, with directors elected to staggered three-year terms. Approximately one-third of our directors stand for election each year.

The Board considered arguments in favor of and against continuation of the classified board and decided to propose declassification. In its review, the Board considered the advantages of maintaining the classified Board structure in light of our current circumstances, including, among other things, that a classified Board structure promotes continuity of leadership, ensuring that, at all times, a majority of our Company's directors have prior experience with, and knowledge of, the Company's strategy, management and operations. The Board also assessed other benefits including the enhanced ability of the Company to recruit strong director candidates prepared to make a long-term commitment to the Company and its shareholders, and that classified boards provide protection against certain abusive takeover tactics allowing more time to solicit higher bids in a hostile takeover situation because it is more difficult to change a majority of directors on the board in a single year. While the Board continues to believe that these are important considerations, the Board also considered potential advantages of declassification in light of our current circumstances, including the ability of shareholders to evaluate directors annually. Annually elected boards are perceived by many institutional shareholders as increasing the accountability of directors to shareholders, and a majority of the Company's shareholders voted in favor of a precatory declassification proposal submitted by a shareholder at the 2013 annual meeting. After carefully weighing all of these considerations, the Board approved the proposed Amended and Restated Certificate of Incorporation attached to this Proxy Statement as Annex B, and recommended that the shareholders adopt this amendment by voting in favor of this proposal.

If the proposed amendment to the Certificate of Incorporation is approved, directors will be elected to one-year terms of office beginning at the Company's 2015 annual meeting. Directors who have been elected to three-year terms prior to the effectiveness of the amendment, including directors elected at the Annual Meeting, would complete those three-year terms, and thereafter would be eligible for annual re-election. If the proposed measure is approved, following the 2017 annual meeting, the Board will be completely declassified and all directors will be subject to annual election to one-year terms. In addition, until the Board is completely declassified, any director appointed to fill a vacancy on the Board (other than a vacancy resulting from an increase in the size of the Board) will hold office until the next election of the class for which such director is chosen; thereafter, any director so appointed will hold office until the next annual meeting.

Under Delaware law, shareholders may remove directors of corporations with classified boards for cause. However, in Delaware, directors of corporations without classified boards may be removed with or without cause. In conjunction with the proposal to declassify our Board, the Company is also proposing to amend Article 8 of the Certificate of Incorporation to provide that any director or the entire Board may be removed with or without cause only after the Board is fully declassified. Prior to such time, removal of any director or the entire Board will continue to require cause.

The above description is qualified in its entirety by the actual text of the proposed Amended and Restated Certificate of Incorporation, which is set forth in Annex B.

Vote Required; Recommendation of the Board of Directors

Under the Certificate of Incorporation, the proposed amendment to the Certificate of Incorporation must be approved by the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding securities entitled to vote in the ordinary election of directors of the Company voting together as a single class. Accordingly, the approval of this proposal requires the affirmative vote of two-thirds of the outstanding shares of common stock. Abstentions and broker non-votes will have the same effect as a vote against the proposal. If this proposal is approved, the proposed amendment will become effective upon filing of an appropriate certificate with the Secretary of State of the State of Delaware and the Board will also amend the Company's Bylaws to conform to the amendment to the Certificate of Incorporation.

The Board of Directors unanimously recommends that you vote FOR the approval of the amendment to the Certificate of Incorporation to declassify the Board.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company monitors developments in the area of corporate governance and routinely reviews its processes and procedures in light of such developments. Accordingly, the Company reviews federal laws affecting corporate governance, such as the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as various rules promulgated by the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"). The Company believes that it has procedures and practices in place which are designed to enhance and protect the interests of its shareholders.

The Board of Directors has approved Corporate Governance Guidelines for the Company. The Corporate Governance Guidelines address the following matters:

- The mission of the Board of Directors;
- The size of the Board of Directors;
- Frequency of meetings of the Board of Directors;
- Committees of the Board of Directors;
- The requirement that the Board of Directors be comprised of a majority of independent directors;
- The requirement that the Audit, HR&C, and Nominating and Corporate Governance Committees of the Board of Directors be comprised entirely of independent directors;
- Guidelines for determining director independence;
- Majority voting in uncontested elections of directors;
- Limits on the number of other public company boards on which non-management directors (i.e., a director who is not employed by the Company) may serve;
- Executive sessions of the Board of Directors wherein non-management directors meet as a group without the presence of management directors;
- Conflicts of interests;
- The role and responsibilities of the presiding director;
- The requirement that the performance of the Chief Executive Officer be evaluated annually and reviewed by the non-management directors;
- Significant change in professional occupation or employment of a director;
- Review of the performance of individual directors; and
- Other matters uniquely germane to the work and responsibilities of the Board of Directors.

Director Education

Also pursuant to the Company's Corporate Governance Guidelines, the Board of Directors is provided with, and encouraged to participate in, continuing education.

Codes of Ethics

In addition to the Corporate Governance Guidelines, the Board of Directors has adopted the following other codes, guidelines, and policies:

- Code of Business Conduct and Ethics for Members of the Board of Directors;
- Code of Ethics for the Chief Executive Officer and Senior Financial Officers; and
- Code of Conduct.

These documents, along with the Corporate Governance Guidelines, serve as the foundation for the Company's system of corporate governance. They provide guidance for maintaining ethical behavior, require that directors and employees comply with applicable laws and regulations, prohibit conflicts of interest, and provide mechanisms for reporting violations of the Company's policies and procedures.

In the event the Company makes any amendment to, or grants any waiver from, a provision of the Code of Ethics that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, the Company will disclose such amendment or waiver and the reasons therefore on its website at www.jacobs.com.

Stock Ownership Guidelines

In an effort to more closely align the Company's non-management directors' financial interests with those of the shareholders, the Board of Directors has established stock ownership guidelines for non-management directors. Under these guidelines, the Company's non-management directors are expected to own common stock valued at a minimum of three times their annual cash retainer. Non-management directors are expected to meet or exceed these guidelines within five years of joining the Board of Directors.

Similarly, the Company has established stock ownership guidelines for the Company's senior management. Under these guidelines, members of senior management are expected to own common stock valued at between two to six times their base salary, depending upon their position in the Company. The guideline for the Chief Executive Officer is six times base salary. The guideline for Executive Vice Presidents is three times base salary, and the guideline for all other members of the senior management team is two times base salary. The members of senior management subject to these guidelines are expected to meet or exceed these guidelines within three to five years of entering their respective positions. As of the end of fiscal 2013, the CEO's stock ownership significantly exceeded the six times-base-salary multiple and the other named executive officers significantly exceeded their guideline of a three times-base-salary multiple.

Committee Charters

The Board of Directors has adopted formal charters for each of the following standing Committees:

- The Audit Committee;
- The HR&C Committee; and
- The Nominating and Corporate Governance Committee.

These charters establish the missions of the respective Committees as well as Committee membership guidelines. They also define the purpose, duties, and responsibilities of each Committee in relation to the Committee's role in supporting the Board of Directors, and assisting the Board in discharging its duties in supervising and governing the Company.

Availability of Documents

The full text of the Corporate Governance Guidelines, Code of Business Conduct and Ethics for Members of the Board of Directors, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, the Code of Conduct, Committee Charters, Board of Directors Guidelines for Determining the Independence of its Members, and the other corporate governance materials described in this Proxy Statement are accessible by following the link to "Corporate Governance" on the Company's website at www.jacobs.com.

The Company will furnish without charge a copy of any of the foregoing documents to any person making such a request in writing and stating that he or she is a beneficial owner of common stock of the Company. Requests should be addressed to: Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California 91101, Attention: Corporate Secretary.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors believes the Board, as a whole, should possess the requisite combination of skills, professional experience, and diversity of backgrounds to oversee the Company's business. The Board of Directors also believes there are certain attributes each individual director should possess, as reflected in the Board of Directors' membership criteria. Accordingly, the Board of Directors and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually as well as in the broader context of the Board's overall composition and the Company's current and future needs. The Nominating and Corporate Governance Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This annual assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as the Company's needs evolve. This assessment takes into consideration all factors deemed relevant by the Nominating and Corporate Governance Committee, including the matters described under "—Committees of the Board of Directors—Nominating and Corporate Governance Committee." For incumbent directors, the factors also include past performance on the Board of Directors and its Committees.

The following table sets forth the names, ages and background information of the nominees for election as directors and the current members of the Board of Directors who will continue serving following the Annual Meeting, as well as each individual's specific experience, qualifications and skills that led the Board of Directors to conclude that each such nominee/director should serve on the Board of Directors. The persons who have been nominated for election and are to be voted upon at the Annual Meeting are listed first, with continuing directors following thereafter. Please refer to the Company's 2013 Annual Report on Form 10-K for information pertaining to the Company's executive officers.

NOMINEES

Name and Experience	Class	Director Since
John F. Coyne, Director. Mr. Coyne, retired and aged 63, was Chief Executive Officer, a member of the Board of Directors and Chair of the Executive Committee of Western Digital Corporation ("WD"), a global S&P 500 company, from January 2007 to January 2013. WD designs, develops, manufactures, and sells hard drives and solid state drives. Mr. Coyne joined WD in 1983 and has dedicated the majority of his career to WD, serving the company in many capacities around the globe. He had served as CEO of WD since January 2007 until his retirement in January 2013, and President from May 2006 to March 2012. From November 2002 until June 2005, Mr. Coyne served as Senior Vice President, Worldwide Operations, from June 2005 until November 2005, he served as Executive Vice President, Worldwide Operations, and from November 2005 until June 2006, he served as Executive Vice President and Chief Operations Officer. A native of Dublin, Ireland, Mr. Coyne received his bachelor's degree in mechanical engineering from the University College Dublin in 1971. Mr. Coyne has over 30 years of experience in global high tech industry, including more than five years as President and CEO of WD. He has an extensive background in many parts of the globe in executive capacities in engineering, operations, sales and business management. He also has extensive experience overseeing talent acquisition, retention and development programs and identifying, overseeing and integrating merger and acquisition transactions. These skills, attributes and experiences qualify Mr. Coyne to add perspective and make a valuable contribution to the work of the Board of Directors	III	2008

Name and Experience	Class	Director Since
Linda Fayne Levinson, Director. Ms. Fayne Levinson, age 71, is an experienced executive and corporate director. From 1997 until 2004, Ms. Fayne Levinson was a Partner of GRP Partners, a venture capital firm that invests in early stage technology companies. Prior to that, Ms. Fayne Levinson was an executive at Creative Artists Agency, Inc.; a Partner at Wings Partners, a Los Angeles based private equity firm; President of Fayne Levinson Associates, an independent consulting firm; a Senior Vice President of American Express Travel Related Services Co., Inc.; and a Partner of McKinsey & Company, where she became the first woman partner in 1979. Ms. Fayne Levinson also serves as a member of the Boards of Hertz, Ingram Micro, Inc., NCR Corporation and The Western Union Company. Ms. Levinson's executive, consulting and investment career brings in-depth knowledge of business operations, strategy and technology to the Board of Directors. Her service on the boards of a number of global companies, including her service both as lead director, in one instance, and as chair of compensation committees, provides the Board insight regarding compensation strategies and other corporate governance matters, both of which are key areas of focus in today's corporate environment	III	1996
Craig L. Martin, President, Chief Executive Officer, and Director. Mr. Martin, age 64, has served in various senior and executive positions with the Company since joining it in 1994. Mr. Martin was promoted to President of the Company in July 2002, and became Chief Executive Officer in April 2006. Mr. Martin brings a deep understanding of the Company's business, industry, operations and strategic planning to the Board from his more than 15 years of experience with the Company and role as President and Chief Executive Officer. Having Mr. Martin serve on the Board also provides an open channel of communication between the Board and senior management	III	2002
Christopher M.T. Thompson, Director. Mr. Thompson, age 65, was Chairman and Chief Executive Officer of Gold Fields Ltd., an international gold producer with over 50,000 employees and operations on five continents from 1998 to 2002. He was also Chairman of the World Gold Council from 2002 to 2005 and Chairman of Ram Power, a geothermal company with operations in California and Nicaragua, from October 2009 through November 2010. He founded and was Chief Executive Officer of Castle Group Ltd., an international investment company that helped support the development of new mines. He currently serves as a director on the boards of Golden Star Resources Ltd., Teck Resources Limited and a privately-held biotechnology company based in the U.S. Mr. Thompson holds a master's degree in management studies from Bradford University, U.K., and a bachelor's degree in law and economics from Rhodes University, South Africa. He is a member of the Board of Governors of the Colorado School of Mines. Mr. Thompson has an extensive background in the mining industry, providing strong knowledge of and management and operational experience in this area to the Board, which is particularly valuable given the Company's customers in this industry. Mr. Thompson also provides knowledge of the biotechnology industry, which is also important given the Company's customers in that industry. His senior management level experience also brings to the Board additional perspective regarding the day to day operations of large organizations as well as corporate best practices	III	2012

Name and Experience	Class	Director Since
Juan José Suárez Coppel, Director. Mr. Suárez, age 53, was General Director (Chief Executive Officer) of PEMEX, the national oil company of Mexico, from 2009 to 2012. Prior to his tenure as General Director, Mr. Suárez held other positions at PEMEX, including Chief Financial Officer from 2001 to 2006. He also served as Chief of Staff of Mexico's Secretary of Finance and Public Credit in 2000 and 2001. In the private sector, Mr. Suárez was Co-Head of Equity Derivative Trading at Banamex from 1991 to 1995 and has held senior leadership positions at Grupo Televisa and Grupo Modelo; Mexico's largest media company and largest brewer, respectively. Mr. Suárez also taught economics at several leading universities in Mexico, Europe and the United States. He is a graduate of the Instituto Tecnológico Autónomo in Mexico City, and earned his Ph.D. in economics from the University of Chicago. Mr. Suárez provides strong expertise in the oil and gas industry, which is particularly valuable given the Company's customers in this industry. He also brings extensive knowledge and experience in finance matters and his experience as an executive brings perspective on management and operational matters to the Board. His background in international operations also assists the Board in light of our of growing international presence	I	2013

CONTINUING DIRECTORS

Name and Experience	Class	Director Since
Joseph R. Bronson, Director. Mr. Bronson, age 65, is the Principal and CEO of The Bronson Group, LLC, a consulting firm primarily engaged in the area of financial and operational consulting. In May 2011, he was appointed an Advisory Director to GCA/Savvian, LLC, a financial advisory firm based in San Francisco, California. From January 2009 to March 2010, he was the Chief Executive Officer of SVTC (Silicon Valley Technology Corporation), a provider of semiconductor wafer fabrication services to customers requiring product development manufacturing services. From August 2007 to October 2008, he was the President and Chief Operating Officer of Sanmina-SCI, a global electronics manufacturer. From 2004 to 2007, he was the co-Chief Executive Officer and Director of Form Factor, a global leader in advanced semiconductor wafer probe card technology for semiconductor product testing. Mr. Bronson was previously the Executive Vice President and Chief Financial Officer of Applied Materials, Inc., the global leader in semiconductor capital equipment. Mr. Bronson had a number of general management and executive positions with Applied spanning a career of 22 years. Mr. Bronson also currently serves on the Board of Directors of Maxim Integrated Products, Inc., a leading supplier of analog devices to semiconductor industry. He is a Certified Public Accountant and a member of the American Institute of CPA's and serves as Trustee of Fairfield University and is Chairman of the Leavey School of Business Advisory Board, Santa Clara University, California. He is also a director of two private companies. Mr. Bronson brings accounting expertise and familiarity with financial statements, financial disclosures, auditing and internal controls to the Board from his prior service as Chief Financial Officer. His senior management level experience at large publicly traded companies also brings to the Board additional perspective regarding the day to day operations of large organizations as well as corporate best practices	I	2003

Name and Experience	Class	Director Since
Robert C. Davidson, Jr., Director. Mr. Davidson, age 68, is retired. Mr. Davidson served as the Chairman and Chief Executive Officer of Surface Protection Industries, Inc., a company that provided surface protection products and services worldwide from 1978 to October 2007. He serves as a member of the Boards of Morehouse College (Chairman), Art Center College of Design (Chairman), Cedars-Sinai Medical Center (Vice Chair of Audit Committee), Broadway Federal Bank, f.s.b. (Chairman of Compensation Committee), and the University of Chicago Graduate School of Business Advisory Council. He received a Bachelor of Arts degree from Morehouse College and an MBA in Marketing and Finance from the University of Chicago. Mr. Davidson brings strong leadership and knowledge and experience of strategic and financial matters to the Board from his founding and building private companies, his almost 30-year career at Surface Protection Industries, Inc., and his prior service as a chief executive officer and chairman. He also brings to the Board important knowledge of public company governance through his service on multiple public company boards, including service on compensation committees	II	2001
Ralph E. Eberhart, Director. General Eberhart, age 66, currently serves as Chairman and President of the Armed Forces Benefit Association, a 400,000 member organization. He is a former General Officer of the United States Air Force. A graduate of the United States Air Force Academy, General Eberhart held numerous high-level command and staff positions within the Air Force over his 36-year career. He served as Commander of the North American Aerospace Defense Command (NORAD) on 9/11, and in the aftermath of 9/11, he was selected as the first Commander of the U.S. Northern Command. He also served as Commander of Air Combat Command and U.S. Space Command. He serves on the boards of Rockwell Collins, Triumph Group, Inc. and VSE Corporation. General Eberhart brings valuable leadership and management skills developed through his military service. His 36-year military career provides the Board with valuable experience and knowledge of government and the military, which is particularly valuable given the Company's government and military contracts	II	2012
Edward V. Fritzky, Director. Mr. Fritzky, age 63, is retired. Mr. Fritzky served on the Board of Amgen, Inc., a global biotechnology company that discovers, develops, manufactures, and markets human therapeutics based on advances in cellular and molecular biology, from July 2002 to May 2005 and also served as a special advisor to Amgen until July 2004. From January 1994 to July 2002, Mr. Fritzky served as Chief Executive Officer, President and Chairman of the Board of Immunex Corporation, a biotechnology company. From March 1989 to January 1994, he was President and Vice President of Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical company. Mr. Fritzky provides strong knowledge of and management and operational experience in the biotechnology and pharmaceutical industries to the Board, which is particularly valuable given the Company's customers in these industries. He also brings to the Board important knowledge of public company governance through his past service as a Board member of Immunex, Amgen, SonoSite, and Geron Corporation	II	2004

Name and Experience	Class	Director Since
Peter J. Robertson, Director. Mr. Robertson, age 66, is retired. Mr. Robertson was Vice Chairman of the Board for Chevron Corporation, one of the world's largest energy companies, until April 1, 2009. He joined Chevron in 1973 and over his 36 year career he had a wide variety of responsibilities including directing Chevron's worldwide exploration and production and global gas businesses, corporate strategic planning, policy, government and public affairs. He was also Chief Financial Officer of Chevron USA. He is an independent senior adviser with Deloitte LLP, a non executive director of SASOL Limited and an advisory director of Campbell-Lutyens. He is co-chairman of the US Saudi Arabian Business Council and chairman of the World Affairs Council of Northern California. He is a past chairman of the US Energy Association. A native of Edinburgh, Scotland, he holds a Bachelor of Science degree in Mechanical Engineering from the University of Edinburgh and an MBA from the University of Pennsylvania, Wharton School, where he was a Thouron Scholar. Mr. Robertson brings vital knowledge and experience to the Board in the oil and gas industry from his over 36-year career at Chevron Corporation, which is particularly important given the number of Company customers in the energy and refining sector. He also brings valuable international experience in developed and developing countries from his executive experience and the multiple chairmanship and director positions he has held and currently holds. Mr. Robertson also has important accounting know-how and experience with public company financial statements, disclosures and accounting rules from his service as Chief Financial Officer of Chevron USA	I	2009
Noel G. Watson, non-executive Chairman of the Board and Director. Mr. Watson, age 77, has been with the Company since 1965 and was Chief Executive Officer of the Company from November 1992 to April 2006. He was also the President of the Company from 1987 until July 2002. Mr. Watson serves on the Board of Directors of GT Solar International Inc. Mr. Watson brings a deep understanding of the Company's business, industry and operations to the Board from his over 40-year career at the Company. In addition, as the longest-tenured Board member, he serves as a valuable resource of institutional knowledge	I	1986

Meetings of the Board of Directors

The Board of Directors holds six regularly scheduled meetings each year and may hold additional meetings from time to time as the Board of Directors deems necessary or desirable. The Board of Directors held seven meetings during fiscal 2013. All directors attended at least 75% of all meetings of the Board of Directors and of the Committees thereof on which they served during the year. The Board of Directors has a policy that directors are expected to attend the annual meetings of shareholders. All directors then on the Board of Directors attended the 2013 annual meeting of shareholders.

During fiscal 2013, the non-management members of the Board of Directors met in executive sessions without management present at all of its regularly held meetings. The Board of Directors expects to continue this practice in fiscal 2014. The director serving as the presiding director at these executive sessions rotates on a bi-annual basis among the chairs of the various Committees of the Board of Directors. It previously rotated on an annual basis. No director may serve as the presiding director for more than two consecutive years. Currently, Mr. Fritzky, the Chair of the Nominating and Corporate Governance Committee, is the presiding director. Following the annual meeting in 2015, it is expected that the Chair of the Audit Committee will begin serving as the presiding director and, following the annual meeting in 2017, the Chair of HR&C Committee will begin serving as the presiding director.

Compensation of Directors for Fiscal 2013

The Company pays non-management directors a cash retainer in the amount of $88,000 per year. Each non-management director also receives an annual award of 1,500 restricted stock units, an annual award of an option to purchase 3,500 shares of the Company's common stock on the first day of March of each year (the "annual grant"), and, upon his or her election to the Board of Directors, an option to purchase 4,000 shares of the Company's common stock on the first day of the month following the date he or she is first elected to the Board of Directors (the "appointment grant"). Directors who are also members of management are not separately compensated for their services as a director.

Each of the equity awards described above is made pursuant to the 1999 Outside Director Plan. Each director option grant vests and becomes exercisable in four equal annual installments commencing on the first anniversary of the grant date. Each director restricted stock unit grant vests in full six months after the grant date; however the award is not settled by issuance of the underlying shares until the director's retirement from the Board of Directors. In accordance with the terms and conditions of the 1999 Outside Director Plan, the option prices for both the annual grants and the appointment grants are equal to the average of the Fair Market Values (as defined in the 1999 Outside Director Plan) of a share of common stock for the ten trading days ending on the second trading day prior to the date for which the grant price is being determined, but in no event less than eighty-five percent (85%) of the Fair Market Value of a share of common stock on the date the grant price is being determined.

The table below sets forth the compensation paid (or credited) to each of the Company's non-management directors during fiscal 2013.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($)	Total ($)
Joseph R. Bronson	88,000	72,000	62,912	—	—	222,912
Juan José Suárez Coppel	49,900	—	79,703(5)	—	—	129,603
John F. Coyne	88,000	72,000	62,912	—	—	222,912
Robert C. Davidson, Jr.	88,000	72,000	62,912	—	—	222,912
Ralph E. Eberhart	95,333(6)	72,000	125,210(7)	—	—	292,543
Edward V. Fritzky	88,000	72,000	62,912	—	—	222,912
Linda Fayne Levinson	88,000	72,000	62,912	—	—	222,912
Benjamin F. Montoya (8)	22,000	—	—	—	—	22,000
Peter J. Robertson	88,000	72,000	62,912	—	—	222,912
Christopher M.T. Thompson	84,333	72,000	124,307(9)	—	—	280,640
Noel G. Watson	88,000	72,000	62,912	127,303	300,000(10)	650,215

(1) Represents fees earned during fiscal 2013.

(2) Represents the grant date fair value of the grants of restricted stock units under the 1999 Outside Director Plan during the fiscal year in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Stock Compensation* ("FASB ASC Topic 718"). A grant of restricted stock units relating to 1,500 shares of common stock was made to each then-sitting non-management director on March 1, 2013 and was based on a grant date fair value of $48.00 per share (market price on the date of grant), with a total fair value of $72,000. The aggregate number of shares of restricted stock and restricted stock units outstanding at September 27, 2013 for each director was as follows: J. Bronson—15,500; J. Suárez—0, J. Coyne—6,500; R. Davidson—19,500; R. Eberhart—1,500; E. Fritzky—13,500; L. Levinson—21,500; P. Robertson—4,500; C. Thompson—1,500; and N. Watson—3,500.

(3) Represents the grant date fair value of options granted under the 1999 Outside Director Plan during the fiscal year in accordance with FASB ASC Topic 718. Please refer to Note 2, Significant Accounting Policies, of Notes to Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions used to calculate these amounts. A grant of options relating to 3,500 shares of common stock was made to each then-sitting non-management director on March 1, 2013 and was based on a grant date fair value of $17.9749 per share, with a total fair value of $62,912. The aggregate number of options outstanding at September 27, 2013 for each director was as follows: J. Bronson—27,125; J. Suárez—4,000; J. Coyne—23,000; R. Davidson—34,000; R. Eberhart—7,500; E. Fritzky—42,000; L. Levinson—39,000; B. Montoya—7,000; P. Robertson 18,000; C. Thompson—7,500; and N. Watson—10,500.

(4) Represents interest credited under the Company's deferral plans in excess of 120% of the applicable federal long-term rate ("AFR").

(5) In accordance with the terms of the 1999 Outside Director Plan, Mr. Suárez received an appointment grant on April 1, 2013 of options to purchase 4,000 shares of common stock. The grant was based on a grant date fair value of $19.9257 per share, with a total fair value of $79,703. The assumptions used in the Black-Scholes option-pricing model were: 0% dividend yield, 36.84% expected volatility, 0.95% risk-free interest rate, and 5.82 years of expected term of options.

(6) Of this amount, $7,333 was paid for service on the Board for fiscal 2012.

(7) In addition to the grant of options received on March 1, 2013, Mr. Eberhart also received an appointment grant on October 1, 2012 of options to purchase 4,000 shares of common stock in accordance with the terms of the 1999 Outside Director Plan. The October 1, 2012 option grant was based on a grant date fair value of $15.5745 per share, with a total fair value of $62,298. The assumptions used in the Black-Scholes option-pricing model were: 0% dividend yield, 39.83% expected volatility, 0.79% risk-free interest rate, and 5.82 years of expected term of options.

(8) Admiral Benjamin F. Montoya did not stand for re-election at the 2013 annual meeting of shareholders.

(9) In addition to the grant of options received on March 1, 2013, Mr. Thompson received an appointment grant on December 1, 2012 of options to purchase 4,000 shares of common stock in accordance with the terms of the 1999 Outside Director Plan. The December 1, 2013 grant was based on a grant date fair value of $15.3488 per share, with a total fair value of $61,395. The assumptions used in the Black-Scholes option-pricing model were: 0% dividend yield, 38.80% expected volatility, 0.79% risk-free interest rate, and 5.82 years of expected term of options.

(10) Represents consulting fees earned during fiscal 2013.

Independence of Directors

The Board of Directors has adopted Board of Directors Guidelines for Determining the Independence of its Members, which are accessible by following the link to "Corporate Governance" on the Company's website at www.jacobs.com. The Board of Directors has affirmatively determined that each of Ms. Fayne Levinson and Messrs. Bronson, Coyne, Davidson, Fritzky, Robertson, Suárez and Thompson, and General Eberhart is, and Admiral Montoya was, independent under Section 303A.02 of the NYSE listed company manual and the Company's Independence Guidelines. The NYSE's independence definition also includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings involving the Company, which would prevent a director from being independent. None of the Company's independent directors had any relationship that violated the NYSE's tests.

In addition, as further required by the NYSE's listed company manual and the Company's independence guidelines, the Board of Directors has made an affirmative determination that, other than in respect of their positions as directors and as described below for Messrs. Coyne, Robertson and Suárez, no relationship, whether immaterial or material, exists between any independent director and the Company that would prevent a director from being independent. Until January 2013, Mr. Coyne was the President and Chief Executive Officer of Western Digital Corporation, which is one of the Company's clients. The payments by Western Digital Corporation to the Company for any fiscal year have been and are expected to continue to be substantially less than one percent of the consolidated gross revenues of Western Digital Corporation and have been and will largely consist of pass through costs relating to subcontract labor or third-party materials and equipment. Mr. Robertson is on the board of directors of the US-Saudi Arabian Business Council, an organization of business leaders to which the Company has made an aggregate of approximately $8,000 in cash contributions over the past five years. Prior to his joining the Board, Mr Suárez was employed by Petróleos Mexicanos ("PEMEX"), one of the Company's clients. He served most recently as the General Director (chief executive officer) of PEMEX until his retirement effective in December 2012 which was prior to joining the Board of Directors. The payments by PEMEX to the Company for any fiscal year have been and are expected to continue to be substantially less than one percent of the consolidated gross revenues of PEMEX. During his time with PEMEX, Mr. Suárez had no involvement in PEMEX's business relationship with the Company. After a review of the facts, using its business judgment, the Board of Directors determined that these relationships did not compromise Mr. Coyne's, Mr. Robertson's, or Mr. Suárez's independence.

Board Leadership Structure

The Company's Corporate Governance Guidelines provide that the Board is free to select its Chairman and Chief Executive Officer in any manner after consideration of relevant factors at the time of the decision. Currently, the Board is led by a non-executive Chairman, Mr. Watson, the former Chief Executive Officer of the Company. The Board has determined that having Mr. Watson serve as Chairman provides significant advantages to the Board, as it allows the Board to benefit from his prior experience and knowledge of the Company's business and affairs and also facilitates communications and relations between the Board, the Chief Executive Officer and other senior management. Because the Board also believes that strong independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of presiding director. As discussed above, the presiding director rotates on an bi-annual basis among the chairs of the various committees, with no director serving as presiding director for more than two consecutive years. The presiding director chairs the Board meetings during all executive sessions.

The Board's Role in Risk Oversight

The Board of Directors oversees the Company's risk management process. The Board oversees a Company-wide approach to risk management, designed to enhance shareholder value, support the achievement of strategic objectives and improve long-term organizational performance. The Board determines the appropriate level of risk for the Company generally, assesses the specific risks faced by the Company and reviews the steps taken by management to manage those risks. The Board's involvement in setting the Company's business strategy facilitates these assessments and reviews, culminating in the development of a strategy that reflects both the Board's and management's consensus as to appropriate levels of risk and the appropriate measures to manage those risks. Pursuant to this structure, risk is assessed throughout the enterprise, focusing on risks arising out of various aspects of the Company's strategy and the implementation of that strategy, including financial, legal/compliance, operational/strategic, health and safety, and compensation risks. The Board also considers risk when evaluating proposed transactions and other matters presented to the Board, including acquisitions and financial matters. In addition, the independent directors discuss risk management during executive sessions without management present.

While the Board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, the Audit Committee focuses on financial risk, including internal controls, and discusses the Company's risk profile with the Company's independent registered public accounting firm. The Audit Committee also reviews potential violations of the Company's various codes of ethics and related corporate policies. The HR&C Committee periodically reviews compensation practices and policies to determine whether they encourage excessive risk taking, including an annual review of management's assessment of the risk associated with the Company's compensation programs covering its employees, including executives, and discusses the concept of risk as it relates to the Company's compensation programs, as discussed in greater detail under "Compensation Discussion and Analysis—Compensation Risk Assessment" below.

Finally, the Nominating and Corporate Governance Committee manages risks associated with the independence of directors and Board nominees. Pursuant to the Board's instruction, management regularly reports on applicable risks to the relevant Committee or the Board, as appropriate, including monthly reports on significant Company projects, with additional review or reporting on risks being conducted as needed or as requested by the Board and its Committees.

Committees of the Board of Directors

Audit Committee — The Audit Committee advises the Board of Directors on internal and external audit matters affecting the Company and is responsible for the appointment of the independent auditors of the Company. In addition, the Audit Committee reviews with such auditors the scope and results of their examination of the financial statements of the Company and any investigations by such auditors, and reviews and approves the worldwide audit fee and all non-audit services.

The Audit Committee is governed by a charter which is available by following the links to "Corporate Governance" on the Company's website at www.jacobs.com or upon written request, as described above under "Corporate Governance—Availability of Documents." The members of the Audit Committee are Messrs. Bronson (Chair), Robertson and Thompson. Mr. Fritzky served on the Audit Committee until January 24, 2013. The Board of Directors has affirmatively determined that all of the members of the Audit Committee meet or met the Company's Independence Guidelines, the independence standards of Section 303A.02 of the NYSE listed company manual, Rule 10A-3 under the 1934 Act and are or were "financially literate" as required by Section 303A.07(a) of the NYSE listed company manual, as such qualification is interpreted by the Company's Board of Directors in its business judgment. In addition, the Board of Directors has affirmatively determined that all of the members of the Audit Committee are or were "audit committee financial experts" under Item 407(d)(5) of Regulation S-K. The Board of Directors made this determination based on the respective qualifications and business experience of each of the members, as briefly described above. During fiscal 2013, the Audit Committee held eight meetings. Further information regarding the Audit Committee is set out in the "Report of the Audit Committee" below.

Human Resource and Compensation Committee — The HR&C Committee establishes, recommends, and governs all compensation and benefits policies for executive officers, including individual components of total remuneration, goals, and performance criteria for incentive compensation plans, short- and long-term incentive plan design, and key benefit plans established for employees. The HR&C Committee is responsible for the policy and protocol involved in the granting of all equity compensation and approves directly or through its subcommittee, all equity-based grants made to employees. The HR&C Committee also oversees the administration of employee benefit plans for the Company.

The HR&C Committee is governed by a charter which is available by following the link to "Corporate Governance" on the Company's website at www.jacobs.com or upon written request, as described above under "Corporate Governance—Availability of Documents." The members of the HR&C Committee are Ms. Levinson (Chair), Mr. Coyne, and General Eberhart. Admiral Montoya served on the HR&C Committee until January 24, 2013. The Board of Directors has affirmatively determined that all of the members of the HR&C Committee meet or met the Company's Independence Guidelines and the independence standards of Section 303A.02 of the NYSE listed company manual. During fiscal 2013, the HR&C Committee held five meetings.

Compensation Committee Interlocks and Insider Participation — During the last completed fiscal year, no member of the HR&C Committee was an officer or employee of the Company, was a former officer of the Company, nor had a relationship with the Company requiring disclosure as a related party transaction under Item 404 of Regulation S-K. None of the Company's executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served as a director on the Company's Board of Directors or on the HR&C Committee.

Nominating and Corporate Governance Committee — The Nominating and Corporate Governance Committee assists the Board of Directors in identifying, screening and recommending qualified candidates to serve as directors of the Company and for considering and making recommendations to the Board concerning the Company's corporate governance policies, principles, and guidelines, including, but not limited to, the appropriate size, function, and needs of the Board. The qualifications that the Nominating and Corporate Governance Committee and Board of Directors consider in identifying qualified candidates to serve as directors include age, skills, such as financial background and skills, international background, education, professional and academic affiliations, industries served, length of service, positions held, and geographies served. While the Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, it also considers diversity of viewpoints, backgrounds, experience and other demographics in evaluating director candidates. The Chair of the Nominating and Corporate Governance Committee may also consult with outside advisors or retain search firms to assist in the search for qualified candidates. During fiscal 2013, the Nominating and Corporate Governance Committee engaged a third-party search firm to assist in identifying potential directors. That firm recommended Mr. Suárez as a new director. Once potential candidates are identified, including those candidates nominated by shareholders, the Chair of the Nominating and Corporate Governance Committee, the non-executive Chairman of the Board, and the CEO review the backgrounds of those candidates with the Nominating and Corporate Governance Committee. Final candidates are then chosen and then interviewed by non-management directors and executive management of the Company. Based on the interviews, the Nominating and Corporate Governance Committee then makes its recommendation to the Board of Directors. If the Board of Directors approves the recommendation, the candidate is nominated for election. With regard to procedures for shareholder nominations of directors for election, please see the requirements described below under "Shareholders' Proposals."

The Nominating and Corporate Governance Committee is governed by a charter which is available by following the link to "Corporate Governance" on the Company's website at www.jacobs.com or upon written request, as described above under "Corporate Governance—Availability of Documents." The members of the Nominating and Corporate Governance Committee are Mr. Fritzky (Chair), Mr. Davidson, and Mr. Suárez. Ms. Levinson and Mr. Robertson served on the Nominating and Corporate Governance Committee until January 24, 2013. The Board of Directors has affirmatively determined that all of the members of the Nominating and Corporate Governance Committee during fiscal 2013 meet or met the Company's Independence Guidelines and the independence standards of Section 303A.02 of the NYSE listed company manual. During fiscal 2013, the Nominating and Corporate Governance Committee held five meetings.

Annual Performance Evaluations

The Nominating and Corporate Governance Committee conducts periodic individual director performance reviews, in particular where a director is standing for re-election. In addition, the Chairs of each of the committees coordinate regular self-evaluations of their respective committees.

Contacting the Board of Directors

Generally — All communications required by law or regulation to be relayed to the Board of Directors are relayed immediately after receipt. Any communications received by management from shareholders which have not also been sent directly to the Board of Directors will be processed as follows: (1) if the shareholder specifically requests that the communication be sent to the Board, the communication will then be promptly relayed to the Board of Directors; and (2) if the shareholder does not request that the communication be sent to the Board of Directors, then management will promptly relay to the Board all communications that the management of the Company, using its best business judgment, determines should be relayed to the Board.

Contacting the Full Board of Directors — Any shareholder, employee or interested party who desires to communicate with the Board of Directors may do so by writing to The Board of Directors, c/o Corporate Secretary, Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California, 91101, in an envelope marked confidential.

Contacting Non-Management Directors — Any shareholder, employee or interested party who desires to communicate with the Company's non-management directors may do so as follows:

- Confidentially or anonymously through the Company's Integrity Hotline, 1 (877) 522-6272;
- By writing to Presiding Director, c/o Corporate Secretary, Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California, 91101, in an envelope marked confidential; or
- By sending an email to Presiding.Director@Jacobs.com.

Contacting the Audit Committee — Any shareholder, employee or interested party may submit at any time a good faith complaint regarding any questionable accounting, internal accounting controls, or auditing matters concerning the Company without fear of dismissal or retaliation of any kind. Employees are encouraged to report their concerns and complaints to the Company's senior management, to the Vice President, Internal Audit, or to the Audit Committee of the Board of Directors. Confidential, anonymous reports may be made as follows:

- Through the Company's Integrity Hotline, 1 (877) 522-6272;
- By writing to the Chair of the Audit Committee, c/o Corporate Secretary, Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California, 91101, in an envelope marked confidential; or
- By sending an email to Audit.Committee@Jacobs.com.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee hereby reports as follows:

1. Management has primary responsibility for the accuracy and fairness of the Company's consolidated financial statements as well as the processes employed to prepare the financial statements, and the system of internal control over financial reporting.

2. The Audit Committee represents the Board of Directors in discharging its responsibilities relating to the Company's accounting, financial reporting, financial practices, and system of internal controls. As part of its oversight role, the Audit Committee has reviewed and discussed with Company's management the Company's audited consolidated financial statements included in its 2013 Annual Report on Form 10-K.

3. The Audit Committee has discussed with the Company's internal auditors and the Company's independent registered public accounting firm, Ernst & Young, the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and Ernst & Young, separately and together, with and without management present, to discuss the Company's financial reporting processes and system of internal control over financial reporting in addition to those matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

4. The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young their independence.

5. The Audit Committee has adopted pre-approval policies and procedures for certain audit and non-audit services which Ernst & Young provides. In developing these policies and procedures, the Audit Committee considered the need to ensure the independence of Ernst & Young while recognizing that in certain situations Ernst & Young may possess both the technical expertise and knowledge of the Company to best advise the Company on issues and matters in addition to accounting and auditing. The policies and procedures adopted by the Audit Committee allow the general pre-approval by the Audit Committee of certain services, such as audit-related services (which include providing accounting and auditing consultation and due diligence services), and tax services (which include general tax compliance, tax research, and planning services), without a specific, case-by-case consideration of each of the services to be performed by Ernst & Young. The policies and procedures require that any other service, including the annual audit services and any other attestation service, be expressly and specifically approved by the Audit Committee prior to such services being performed by Ernst & Young. In addition, any proposed services exceeding the general pre-approved cost levels or budgeted amounts require specific pre-approval by the Audit Committee. The Audit Committee considers whether all pre-approved services are consistent with the SEC's rules and regulations on auditor independence.

6. Based on the review and discussions referred to in paragraphs (1) through (5) above, the Audit Committee recommended to the Board of Directors and the Board of Directors has approved the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2013 for filing with the SEC.

Joseph R. Bronson, Chair

Peter J. Robertson

Christopher M.T. Thompson

AUDIT AND NON-AUDIT FEES

Set forth below are the fees billed by the Company to its independent registered public accounting firm, Ernst & Young, for the fiscal periods indicated, all of which were approved by the Audit Committee pursuant to the approval policies described above.

	2013	2012
Audit fees	$ 6,098,700	$5,899,700
Audit-related fees	4,521,500	877,800
Tax fees	840,600	591,500
Total	$11,460,800	$7,369,000

Audit Fees — Consist of fees for professional services provided in connection with the annual audit of the Company's consolidated financial statements; the reviews of the Company's quarterly results of operations and reports on Form 10-Q; the rendering of an opinion pursuant to Section 404 of the Sarbanes-Oxley Act of 2002; and the services that an independent auditor would customarily provide in connection with audits of the Company's subsidiaries, other regulatory filings, and similar engagements for each fiscal year shown, such as attest services, consents, and reviews of documents filed with the SEC.

Audit-Related Fees — Consist of fees for services that are reasonably related to the performance of the audit or review of the Company's financial statements, including fees for the performance of audits and attest services not required by statute or regulations; audits of the Company's employee benefit plans; due diligence activities related to mergers, acquisitions, and investments; contractor's license compliance procedures; and accounting consultations about the application of generally accepted accounting principles to proposed transactions.

Tax Fees — Consist of fees for tax compliance, tax planning, and tax advice. Corporate tax services encompass a variety of permissible services, including technical tax advice related to U.S. and international tax matters; assistance with foreign income and withholding tax matters; assistance with sales tax, value added tax, and equivalent tax related matters in local jurisdictions; preparation of reports to comply with local tax authority transfer pricing documentation requirements; and assistance with tax audits.

COMPENSATION COMMITTEE REPORT

The HR&C Committee of the Board of Directors reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on such review and discussion, the HR&C Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in the Proxy Statement. The Board has approved that recommendation.

Linda Fayne Levinson, Chair
John F. Coyne
Ralph E. Eberhart

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

Executive Summary

The Company continued its strong performance during fiscal 2013. The Company posted an 11.6% increase in earnings to $423.1 million on revenues of $11.8 billion (an 8.5% increase in revenues over the prior year). Cash flow from operations was $448.5 million (a 49.6% increase over the previous year) and the Company's year-end backlog was $17.2 billion (an 8.2% increase over the previous year). The Company's financial condition at September 27, 2013 was also strong, as evidenced by cash of $1.3 billion, working capital of $2.2 billion, and a very low debt-to-equity ratio of 0.10-to-1. These positive developments were reflected in the Company's one-year total shareholder return ("TSR") as of September 30, 2013, which was 44% and the 54th percentile compared to the Company's industry peer group (described below), and the three-year TSR as of September 30, 2013, which was 15% and the 69th percentile compared to that peer group.

The Company's compensation actions relating to fiscal 2013 were consistent with its philosophy of attracting, motivating, and retaining highly qualified executives in the competitive engineering and construction industry and maintaining a pay for performance culture in which incentives are tied to the Company's short- and long-term performance. During 2013, the HR&C Committee evaluated alternative forms of incentive awards to support its compensation philosophy and, consistent with 2012, decided to use a mix of short- and long-term incentives tied to Company performance. The long-term incentive awards were split between options and performance share units ("PSUs"). These PSUs use two metrics to determine payout: the Company's TSR compared to that of an industry peer group; and the Company's net earnings growth. The structure and terms of these awards are described below. In addition, as described below, during 2013, the Company evaluated the composition of its comparator peer group, which is used for analyzing executive compensation and for computing relative TSR for the PSUs, which resulted in the peer group being expanded by adding several companies and deleting one company that was acquired.

As reflected in the charts below, performance-based equity continues to represent the majority of the CEO and other named executive officers' total direct compensation (base, short-term incentive (measured by actual bonus earned for the fiscal year), and equity).

CEO Total Direct Compensation


Base
13%
Bonus
15%
Equity
72%

NEO Total Direct Compensation


Base
21%
Bonus
20%
Equity
59%

Other significant elements of the Company's compensation program that continue to reinforce shareholder alignment, its long-term retention strategy and what the HR&C Committee considers best practices are the following:

- The Company's annual incentive compensation plan continues to provide for payout of earned bonuses over a three-year period, subject to a requirement of continued employment;
- The Company does not grant and does not maintain any of the following for named executive officers:
  - severance or employment agreements,
  - tax reimbursements or gross-ups (other than tax equalization for expatriates or normal relocation expenses),
  - supplemental retirement plans, or
  - executive perquisites such as personal use of airplanes, Company-provided autos and/or auto allowances (except for expatriates), or club dues;
- The Company has a clawback policy that applies when inaccurate financial statements have affected incentive award payments to executive officers (the policy is described below);
- The Company's securities trading guidelines preclude the named executive officers from transactions involving puts or calls, short sales, and margin purchases or pledges of Company stock;
- The ratio of the CEO's total compensation (base pay, bonus, and long-term incentives) to that of the next highest paid named executive officer is not disproportionate (the ratio was approximately 2.7 to 1 for fiscal 2013); and
- The HR&C Committee's independent compensation consultant performs no services for the Company other than those that support the needs of the HR&C Committee.

The HR&C Committee believes that the fiscal 2013 executive compensation program has been appropriately designed to advance shareholder interests through effective performance-based incentives with multi-year retention features. At the 2012 and 2013 annual meetings, over 96% of shares voted were in favor of the advisory resolution concerning the compensation of the CEO and other named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosure contained in the Proxy Statement for those meetings. The HR&C Committee carefully considered these results and input received from shareholders and decided to continue with the same overall compensation program for fiscal 2013.

The HR&C Committee has authority for all compensation decisions for the executive officers of the Company. This CD&A discusses and analyzes compensation decisions for fiscal 2013 for the named executive officers identified below. Additional information regarding the compensation of these officers is found in the Executive Compensation tables below. The fiscal 2013 named executive officers are:

- Craig L. Martin, President and Chief Executive Officer;
- John W. Prosser, Jr, Executive Vice President, Finance and Administration;
- Thomas R. Hammond, Executive Vice President, Operations;
- George A. Kunberger, Executive Vice President, Global Sales and Marketing; and
- Gregory J. Landry, Executive Vice President, Operations.

On November 21, 2013, the Company reassigned the operational duties of Mr. Landry at his request. Those duties have been assigned to other Executive Vice Presidents—Operations within the Company. As a result of this reassignment, the Board determined that, effective as of November 21, 2013, Mr. Landry is no longer one of the Company's executive officers.

The key components of the Company's compensation strategy can be summarized as follows:

Component of Compensation	Primary Purpose
Base Salary	Provides the security of a competitive fixed cash payment for services rendered.
Annual Incentive Compensation	Motivates superior annual performance by tying payout to achievement against pre-established annual financial goals. The award also promotes retention as it is paid in three annual installments and is contingent on continued service through each payment date.
Long-Term Equity Incentives	Retains and motivates executives to build shareholder value over the life of the grants.
• Performance Share Units	• The number of Company shares, if any, ultimately delivered depends on the Company's TSR compared to its industry peer group and on the Company's net earnings growth.
• Stock Options (time-based vesting)	• Options have value only if Jacobs' stock price appreciates.
Other Benefits	Provides basic benefits generally consistent with those offered to all employees.

Compensation Philosophy, Objectives, and Process

Philosophy and Objectives — The Company delivers engineering, design, architecture, scientific and system consulting, operations, maintenance, and construction services to customers located throughout the world. The Company employs approximately 66,000 people located in 25 countries. The Company's vision is to provide superior customer value through a long-term, relationship-based approach. The Company in turn strives to provide superior returns to its shareholders through growth in earnings per share and by attracting, motivating, and retaining highly qualified employees and developing relationships with its employees to motivate them to deliver value to customers and shareholders. Because of the importance of long-term customer relationships to the Company, retention of key executives is considered particularly important. In this regard, because significant differences in compensation between executives can negatively affect retention, the Company limits the variability of compensation and provides retention-enhancing features in its programs.

The HR&C Committee's compensation philosophy is to provide a compensation program for executives that:

- Enables the Company to attract, motivate, and retain highly qualified executives by offering competitive compensation;
- Rewards executives for superior annual performance through a performance-based cash incentive bonus program that, as further described below, places a substantial component of pay at risk by providing that no bonus is payable until a predetermined financial return is met;
- Delivers the majority of compensation through long-term, performance-based equity awards;
- Provides retention and future performance incentives through the deferral of a portion of the annual incentive plan payouts and the use of long-term equity-based incentives;
- Encourages executives to have an equity stake in the Company; and
- Aligns the interests of the Company's executives with shareholders' interests.

Applying its philosophy, the HR&C Committee has established executive compensation programs that reward superior performance, have consequences for underperformance, and are competitive when compared to competing companies. The HR&C Committee does not set predetermined targets for compensation compared to the industry peer group it uses to assess compensation levels in external markets, but uses the industry peer group data as a reference point. The HR&C Committee believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward executives for near term results, while equity incentives motivate executives to increase shareholder value over the long term. The intent is to provide a strong link between pay and the Company's performance, while attracting and retaining key executives.

A significant portion of executive compensation is tied directly to the value of the Company's common stock. In addition, executives are expected to have a meaningful ownership interest in the Company, and the HR&C Committee regularly reviews their holdings against pre-established executive ownership guidelines. The HR&C Committee carefully manages equity compensation to provide competitive rewards that are commensurate with long-term results, while limiting dilution to shareholders.

The Compensation Decision Process — The HR&C Committee may, from time to time, directly retain the services of independent consultants and other experts to assist in fulfilling its responsibilities. The HR&C Committee currently engages the services of Frederic W. Cook & Co., Inc (the "Independent Consultant"), a national executive compensation consulting firm, to review and provide recommendations concerning all of the components of the Company's executive compensation program. The Independent Consultant performs services solely on behalf of the HR&C Committee and has no relationship with the Company or management except as it may relate to performing such services. The HR&C Committee has assessed the independence of the Independent Consultant pursuant to the rules of the U.S. Securities and Exchange Commission (the "SEC") and the New York Stock Exchange and concluded that the Independent Consultant is independent and no conflict of interest exists that would prevent the Independent Consultant from independently representing the HR&C Committee.

The Company's CEO works with the HR&C Committee to ensure that the design of executive compensation is conservative, competitive, ethical, and aligned with the Company's values. He also regularly reviews the compensation of the most highly compensated employees across the Company, excluding himself, to ensure consistency of compensation for all key employees, and provides information and makes recommendations regarding these other executives. Compensation decisions for the named executive officers for fiscal 2013 were made by the HR&C Committee after consultation with the CEO. Decisions with respect to CEO pay were approved by the full Board, upon recommendation from the HR&C Committee.

Assessing Compensation Competitiveness — The HR&C Committee, with the help of the Independent Consultant, annually compares each element of compensation to that of an industry peer group. In previous years, the criteria for inclusion in the industry peer group were (1) companies that are generally construction and engineering firms that are direct competitors with the Company for business and executive management talent and (2) companies that are generally one-half to two times the size of the Company in revenues and market capitalization. These selection criteria took into account both financial characteristics as well as industry and complexity of operations.

For fiscal 2013, as part of the review by the HR&C Committee of the composition of the industry peer group, the HR&C Committee determined that the utility of this analysis would be enhanced if the number of peer group companies was expanded. In order to achieve this objective, the HR&C Committee expanded the criteria for consideration for inclusion in the peer group to include (1) construction and engineering firms that are direct competitors with the Company for business and executive management talent or (2) companies that provide consulting or technical services to government and large commercial clients. In addition, to be included, a company would need to be generally within one-third to three times the size of the Company in terms of revenue and market capitalization at the time of their original selection. As a result, four companies were added to the peer group—Northrop Grumman, Raytheon, EMCOR, and Quanta Services. In addition, the Shaw Group was removed from the group due to its acquisition by Chicago Bridge & Iron.

Similar to prior years, in order to assess compensation competitiveness as compared to the expanded peer group, the Independent Consultant utilized comparative data disclosed in publicly available proxy statements, other documents filed with the SEC, and data from a comprehensive database of pay information developed by Towers Watson regarding the general industry group in which the Company competes for talent.

The following chart shows the current industry peer group, including relevant size and performance data to illustrate the Company's relative position. The Company is at the 64th percentile measured by revenue, the 64th percentile measured by market capitalization, and the 79th percentile measured by number of employees. The Company's net income for fiscal 2013 was also above the median of the industry group at the 64th percentile.

Most Recently Available Four Quarters ($M)						**Market Capitalization as of 9/30/13 ($M)**	
Revenues		**Net Income**		**Employees**			
Fluor	$28,083	Northrop Grumman	$2,007	Computer Sciences	90,000	Raytheon	$24,854
Northrop Grumman	$24,980	Raytheon	$1,934	Northrop Grumman	68,100	Northrop Grumman	$21,986
Raytheon	$24,275	Computer Sciences	$1,150	Raytheon	67,800	Fluor	$11,569
Computer Sciences	$13,787	L-3 Communications	$ 794	**Jacobs**	66,500	L-3 Communications	$ 8,466
L-3 Communications	$12,903	Fluor	$ 541	URS	54,000	Computer Sciences	$ 7,656
Jacobs	$11,818	**Jacobs**	$ 423	L-3 Communications	51,000	**Jacobs**	$ 7,649
URS	$11,303	Leidos*	$ 421	AECOM Tech	46,800	Chicago Bridge & Iron	$ 7,273
Leidos*	$10,761	Chicago Bridge & Iron	$ 347	Fluor	41,193	Quanta Services	$ 5,859
Chicago Bridge & Iron	$ 9,632	Quanta Services	$ 334	Leidos*	40,000	Leidos*	$ 5,556
AECOM Tech	$ 8,153	URS	$ 299	CH2M Hill	30,000	KBR	$ 4,831
KBR	$ 7,418	AECOM Tech	$ 239	KBR	27,000	URS	$ 4,026
Quanta Services	$ 6,379	KBR	$ 232	Chicago Bridge & Iron	26,800	AECOM Tech	$ 3,152
EMCOR	$ 6,366	Foster Wheeler	$ 141	EMCOR	26,000	EMCOR	$ 2,625
CH2M Hill	$ 6,048	EMCOR	$ 124	Quanta Services	17,800	Foster Wheeler	$ 2,585
Foster Wheeler	$ 3,185	CH2M Hill	$ 99	Foster Wheeler	12,893	CH2M Hill	$ 1,786
75th Percentile	$13,566		$ 731		53,250		$ 8,263
Median	$10,196		$ 341		40,597		$ 5,707
25th Percentile	$ 6,638		$ 234		26,850		$ 3,371
*Jacobs Percentile***	*64%*		*64%*		*79%*		*64%*

Source: Standard & Poor's Compustat

* In September 2013, SAIC Inc. (the company that was part of the original fiscal 2013 peer group) changed its name to Leidos Holdings, Inc. and spun-off a portion of its business into a new publicly traded entity called Science Applications International Corporation. The revenue, net income, employees and market capitalizaiton data for Leidos represents combined data for Leidos and Science Applications International Corporation.

** Jacobs' percentile ranking includes the Company as part of the industry peer group.

Compensation Elements

In fiscal 2013, the HR&C Committee utilized findings by the Independent Consultant to determine that the Company's executive compensation program continued to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture.

As part of the review process supporting determination of fiscal 2013 compensation, the HR&C Committee reviewed data with respect to the position of the Company's fiscal 2013 compensation program for its named executive officers against the industry peer group described above and survey data. In addition, in order to evaluate the value of compensation and benefits received by the named executive officers, the HR&C Committee's evaluation took into account the aggregate equity holdings of each named executive officer. This review indicated that the CEO's and the other NEO's total direct compensation was within the ranges offered by industry peers and was commensurate with the Company's relative scope and complexity versus the peer group.

Base Salary — In setting executive officer base salaries for fiscal 2013, the HR&C Committee considered the CEO's recommendations as to each executive officer except himself. The HR&C Committee utilized information provided by its Independent Consultant to determine the competitiveness of base salaries compared to the industry peer group and general survey data. Given the HR&C Committee's conclusion that the performance of the CEO and the other named executive officers was uniformly good, pay differences were based largely on relative levels of responsibility and tenure in each officer's respective role. The salaries of the four named executive officers other than the CEO are relatively consistent, reflecting the HR&C Committee's conclusion that the named executive officers had relatively comparable responsibilities and skills and contributed equally to the success of the Company.

An additional factor considered by the HR&C Committee in determining base pay levels for the named executive officers is the fact that the Company continues to provide fewer ancillary benefits and other perquisites as compared to the Company's industry peer group. This stems from the HR&C Committee's belief that focusing on the three core elements of compensation (base salary, incentive compensation, and equity-based compensation) results in a more transparent and easier- to-administer pay system, and is more consistent with the Company's culture. For example, the Company's currently available retirement program in the U.S. consists solely of a tax-qualified 401(k) plan, with matching contributions, and a non-qualified salary deferral plan that provides non-enhanced market returns. More than 60% of the industry peer group provides additional retirement programs. Similarly, while most of the industry peer group provides some form of auto benefits, aircraft benefits, and/or club dues benefits, the Company provides none (except for an auto allowance as part of an expatriate expense allowance). The value of these additional benefits provided by industry peer group companies is significant. Excluding relocation and expatriate expenses for international assignments, the average total annual reported cost by industry peer group companies for these benefits* is approximately $823,000 and the median is approximately $245,000 per named executive officer. The Company's average and median levels are $24,149 and $21,208 per named executive officer. Consistent with this approach, base pay levels for named executive officers have generally been higher than median.

* Values are from the Summary Compensation Tables in recent proxy filings under the columns for "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" and "All Other Compensation".

The following table shows salary decisions for the named executive officers, reflecting increases ranging from 0% to approximately 3.57%.

Officer	2012	2013	Percent Change
Craig L. Martin	$1,250,000	$1,250,000	— %
Thomas R. Hammond	$ 735,000	$ 740,000	0.68%
George A. Kunberger	$ 720,000	$ 740,000	2.78%
Gregory J. Landry	$ 710,000	$ 725,000	2.11%
John W. Prosser, Jr.	$ 700,000	$ 725,000	3.57%

Incentive Compensation — The named executive officers, all the other executive officers, and selected other officers and managers of the Company participate in the Incentive Bonus Plan (the "Bonus Plan"), which currently covers over 475 employees. There are several key differences between the Bonus Plan and typical bonus plans for senior executives at other companies:

- No bonuses are payable unless the Company generates a minimum return on equity; the size of the bonus pool increases as the return in excess of the minimum increases;
- Because an acceptable return on equity is a precondition to any bonus award, the "target bonus" percentage for a senior executive is not set at a percentage of base salary based on general market data. Instead, the potential bonus is derived from forecasted earnings for the year and the Bonus Plan participants receive a portion of those earnings above the minimum return;
- The bonus pool payout mechanism reinforces the Company's focus on growing the Company as a whole by minimizing bonus distinctions among persons at similar levels of responsibility. Generally senior

management, other than the CEO, have the same bonus sharing percentage (as a percentage of base pay) and participants below the senior level receive bonuses that are generally 80%, 60%, 40% or 20% of the senior management bonus percentage (other than that of the CEO); and

- Unlike the majority of annual incentive plans, the Bonus Plan contains a retention element because bonuses are paid in three equal annual installments commencing after the close of the plan year. A participant must generally work for an additional two years from the initial payment date to receive the full bonus awarded.

The following discussion summarizes the terms of the Bonus Plan, as they applied in fiscal 2013 and the preceding years.

The Bonus Plan is funded through a bonus pool that is based on the degree to which the Company's consolidated pre-tax, pre-bonus earnings ("Earnings") exceed a threshold earning amount. Specifically, within 90 days after the beginning of the fiscal year, the HR&C Committee approves a specific percentage called the "Hurdle Rate." This Hurdle Rate is then multiplied by the Company's consolidated shareholders' equity in its mid-year financial statements, resulting in an Earnings floor ("Floor"). No amount is accrued into the bonus pool unless and until Earnings exceed the Floor. When Earnings exceed the Floor, a portion of the excess is set aside to fund the bonus pool pursuant to an accrual rate approved by the HR&C Committee. As seen below, the accrual rate has been 15% to 20% for the last five years.

In addition to the first accrual rate, the HR&C Committee also establishes a secondary, higher accrual rate that applies to Earnings that exceed the Floor by a specified amount. Generally, the higher accrual percentage is triggered when Earnings are twice the Floor.

As may be seen from this description, a critical component of the Bonus Plan is the yearly determination of the Hurdle Rate, which determines the amount of Earnings the Company must earn before any bonus is payable. As in prior years, the HR&C Committee's determination for fiscal 2013 of the Hurdle Rate focused on what it considered a reasonable base pre-tax, pre-bonus return on equity, taking into account economic and market conditions and the fact that the Bonus Plan is the funding vehicle for bonuses for the Company. These factors have led the HR&C Committee to historically choose Hurdle Rates that avoid extremely high payouts, even in exceptionally good years, and to provide for some payouts in years that are expected to be challenging, provided the Hurdle Rate return is met.

The table below shows the Hurdle Rates and accrual rates set for the past five years.

	2009	2010	2011	2012	2013
Return on equity (Hurdle Rate) before any Bonus Plan funding	16.0%	10.0%	12.0%	10.0%	10.0%
Sharing ratio with respect to Earnings above Floor (Hurdle Rate times stockholders' equity)	15.0%	20.0%	15.0%	20.0%	20.0%
Higher Hurdle Rate that must be met before higher sharing ratio applies	32.0%	20.0%	16.8%	20.0%	20.0%
Sharing ratio with respect to Earnings in excess of Floor using higher Hurdle Rate (higher Hurdle Rate times shareholders equity)	25.0%	25.0%	33.0%	30.0%	30.0%

At the end of the fiscal year and after the bonus pool has been determined, a portion of the bonus pool is set-aside to fund bonus payments to non-Bonus Plan participants. Over the past five years, the portion of the bonus pool that has been set aside for employees who are not Bonus Plan participants has been 25% of the total bonus pool. Individuals who receive "discretionary" bonuses from these funds are employees who have been recommended by senior management for recognition of exemplary performance during the fiscal year.

Finally, the portion of the bonus pool remaining after the allocation to other employees is distributed among the Bonus Plan participants using the weighting formula described in the next paragraph. The Bonus Plan provides that, as to each participant, amounts in excess of 50% of the bonus amount produced by this formula can be allocated on a discretionary basis; however, other than as noted below for fiscal 2010, for over a decade the pool has been allocated entirely by this weighting formula.

The weighting mechanism takes each participant's salary for the year and multiplies it by a factor ranging from 0.5 to 6.0. A participant's share of the bonus pool is then equal to the percentage that his or her weighted salary bears to the total weighted salaries of all participants. So, for example, a participant whose salary is weighted by a factor of four will receive a bonus percentage that is four times more than the percentage of a participant with a weighting factor of one. The salary of the CEO received a weighting factor of six and the other named executive officers all receive a weighting factor of five.

The actual Bonus Plan awards to the named executive officers in fiscal 2013 were as follows:

Named Executive Officer	2012 Award	2013 Projected Award*	2013 Actual Award
Craig L. Martin	$1,443,136	$1,562,500	$1,457,264
Thomas R. Hammond	$ 700,476	$ 764,400	$ 715,740
George A. Kunberger	$ 679,384	$ 748,800	$ 706,218
Gregory J. Landry	$ 669,764	$ 738,400	$ 694,810
John W. Prosser, Jr.	$ 660,144	$ 728,000	$ 688,460

* Based on internal plan at the start of the year.

The following chart lists the bonus pool sharing and award levels for the CEO and named executive officers over the past five years:

	2009	2010	2011	2012	2013
Actual pre-tax pre-bonus return on average equity	27.3%	15.9%	17.8%	18.0%	17.8%
Pool in millions	$40.3	$43.1(1)	$43.1	$ 56.4	$ 62.3
Actual incentive—percent of base pay—CEO	85.1%	57.8%	53.2%	115.5%	116.6%
Actual incentive—percent of base pay—other NEOs	85.1%	57.8%	53.2%	96.2%	97.2%

(1) As described in the 2010 CD&A, the bonus computation for the CEO and the other named executive officers fully took into account a pre-tax charge to earnings relating to an unfavorable court judgment with respect to a contract entered into by one of the Company's subsidiaries prior to its acquisition by the Company. A portion of that charge was excluded for other participants.

As previously noted, unlike most annual incentive plans, awards made pursuant to the Bonus Plan are paid in three annual installments, contingent upon continued employment with the Company. At the discretion of the HR&C Committee, there is a potential exception to the continued service requirement in the case of participants who retire from the Company on good terms (as discussed under "Executive Compensation-Compensation under Various Termination Scenarios", below).

The HR&C Committee took certain steps in fiscal 2013 in order to ensure that the bonus payments to the named executive officers were fully deductible as performance-based compensation under Section 162(m). The payment of bonuses to named executive officers was conditioned upon the Company's achieving a performance goal of $100 million of net earnings. If this goal was met, the named executive officers became entitled to a bonus of twice base salary, subject to the complete discretion of the HR&C Committee to reduce the bonus to a lesser amount. The performance goal was met and the HR&C Committee exercised its discretion to compute the actual bonus payout to the named executive officers in accordance with the methodology described above.

Equity-Based Compensation — The HR&C Committee believes that long-term equity incentives should comprise the majority of compensation for the Company's senior management. In deciding upon the design and magnitude of long-term incentives, the HR&C Committee is guided by several factors: (1) the design must be aligned with shareholder value; (2) the design must be readily understood by participants; and (3) the design must be retentive. In applying these criteria, the HR&C Committee takes into account market data, information and recommendations from its Independent Consultant, and information provided by management, including recommendations by the CEO with respect to the magnitude of equity incentives for executive officers other than himself. Other than off-cycle awards for new hires or promotions, the HR&C Committee historically has awarded equity incentives in May or June. This year, equity incentives were awarded at a regular meeting of the HR&C Committee held on May 23, 2013.

2013 Equity Awards — Similar to prior years, for 2013, the HR&C Committee after considering emerging best practices, competitive market data, results of the successful say-on-pay votes, and discussions with shareholders, decided that approximately 40% of the value of the long-term incentives would continue to be delivered in the form of time-vested stock options and the remaining approximately 60% would be delivered in the form of PSUs.

The PSUs are performance-based restricted stock units that are earned if the executive remains employed over the three-year performance period and the specified performance metrics are met. The HR&C Committee chose to use two different performance metrics, which are equally weighted and correlate executive performance with increases in shareholder value. The vesting of one-half of the PSUs is based on the Company's TSR compared to that of its industry peer group (described below) over a three-year period (the "TSR Based Award"). The vesting of the other one-half of the PSUs is based on the Company's net earnings growth over a three-year period (starting on the first day of the Company's third quarter of fiscal 2013 and ending on the last day of the Company's second quarter of fiscal 2016), the "Net Earnings Based Award".

For the TSR Based Award, the number of restricted stock units to be issued on the maturity date of May 23, 2016 (the "Maturity Date") is equal to the target number of restricted stock units multiplied by a TSR Performance Multiplier. TSR is a measure of a Company's share price appreciation, with reinvestment of any dividends. The TSR Performance Multiplier is calculated based upon the Company's TSR over the three-year period immediately following the award date of May 23, 2013 (the "TSR Performance Period") when ranked against the TSR of the companies in the industry peer group over the same period based on the following chart:

Company TSR Rank	TSR Performance Multiplier
Below 30th percentile	0%
30th percentile	50%
50th percentile	100%
70th percentile or above	150%

For example, if the target number of shares of restricted stock to be issued as a TSR Based Award is 50,000 and the Company's TSR ranked at the 50th percentile compared to the industry peer group over the TSR Performance Period, then 50,000 restricted stock units would vest on the Maturity Date.

The TSR Performance Multiplier will be determined by linear interpolation for percentile rankings other than those listed in the chart.

The industry peer group used for purposes of the TSR Based Awards consists of the Company's peer companies as described earlier (other than CH2M Hill as it does not have publicly traded equity securities). While SAIC Inc. was originally part of this peer group, during fiscal 2013, SAIC Inc. changed its name to Leidos Holdings, Inc. and spun-off a portion of its business (treated as a cash dividend that was reinvested in Leidos Holdings Inc.) into a new publicly traded entity called Science Applications International Corporation. For purposes of the TSR award, calculations are being made with reference to Leidos Holdings, Inc.

For the Net Earnings Based Award, the number of restricted stock units to be issued on the Maturity Date is based on the Company's net earnings growth over three fiscal periods, consisting of (1) the period from the third quarter of fiscal 2013 through the second quarter of fiscal 2014, (2) the period from the third quarter of fiscal 2013 through the second quarter of fiscal 2015, and (3) the period from the third quarter of fiscal 2013 through the second quarter of fiscal 2016. For the first fiscal period, one-third of the target number of restricted stock units is multiplied by a Net Earnings Growth Performance Multiplier for that period. For the second fiscal period, two-thirds of the target number of restricted stock units is multiplied by a Net Earnings Growth Performance Multiplier for that period, and the number of additional shares to be awarded (if any) is determined by subtracting any shares earned in the first fiscal period. For the third fiscal period, the target number of restricted stock units is multiplied by a Net Earnings Growth Performance Multiplier for that period and the number of additional shares to be awarded (if any) is determined by subtracting any shares earned in the previous two fiscal periods. The Net Earnings Growth Multiplier is determined by reference to the following table based upon the average growth in the Company's Net Earnings (defined below) over the relevant fiscal periods:

Average Net Earnings Growth	Net Earnings Growth Performance Multiplier
Less than 5%	0%
5%	50%
10%	100%
15%	150%
20% or greater	200%

For example, if the target number shares of restricted stock to be issued as a Net Earnings Based Award is 50,000 and the Company's average Net Earnings growth over each of the three fiscal periods is 15%, then 75,000 restricted stock units would vest on the Maturity Date. This amount is calculated by adding the result for the first fiscal period (50,000 x 1/3 x 150% = 25,000), the result for the second fiscal period (50,000 x 2/3 x 150% − 25,000 = 25,000), and the result for the third fiscal period (50,000 x 150% − 25,000 − 25,000 = 25,000).

The Net Earnings Growth Performance Multiplier will be determined by linear interpolation for growth rates other than those listed in the chart.

"Net Earnings" for any fiscal period means the net earnings attributable to the Company as reported in its consolidated financial statements for such period determined in accordance with accounting principles generally accepted in the United States as adjusted, in the Committee's sole discretion, to eliminate the effects of charges for restructurings, discontinued operations, unusual, nonrecurring or extraordinary items and all items of gain, loss or expense determined to be unusual, nonrecurring or extraordinary in nature and not indicative of the Company's normal operations or related to the disposal of a segment of a business or related to a change in accounting principle. However, if the named executive officer is, at the relevant time, a "covered employee" (as defined under Section 162(m)), such adjustments shall be made by the HR&C Committee but only to the extent consistent with Section 162(m).

To determine the dollar value of awards to be granted the named executive officers and consistent with its prior process for determining the magnitude of awards, the HR&C Committee examined data with respect to grant values at the 25th, 50th, and, 75th percentiles among industry peer group companies. It also considered the size of the awards previously granted to the named executive officers, which reflected the HR&C Committee's previous evaluation of the magnitude of awards considered necessary in order to align with competitive levels. The determination of award levels in fiscal 2013 also took into account the HR&C Committee's review of the CEO's performance and that of the other named executive officers (and the CEO's recommendations with respect to the other named executive officers), as well as the Company's overall performance in what continues to be challenging economic circumstances. Taking all these factors into account, the HR&C Committee determined that the following grants should be awarded.

	2013
CEO Stock Options	118,000
CEO Performance Share Units*	79,000
Other NEO Stock Options	36,000
Other NEO Performance Share Units*	24,000

* Represents the target payout shares as described in "Executive Compensation—2013 Grants of Plan Based Awards" below.

Grant Process — As in previous years, the exercise price of stock option grants was set at 100% of the closing market price of a share of the Company's common stock on the date the HR&C Committee met and determined the grants. New hire awards and relocation and retention grants made to executive officers at other times are determined at the closest pre-established meeting date of the HR&C Committee. Additionally, the HR&C Committee has delegated certain limited authority to the CEO to make equity grants in accordance with the rules established by the HR&C Committee for non-executive officers throughout the year. As soon as administratively practicable after a new hire, promotion, or retention warrants an equity grant, the CEO reviews and approves the award. All awards are granted on the date the CEO takes action and, if in the form of stock options, awards are priced based upon the closing market price of a share of common stock on that date. The HR&C Committee periodically receives a report of the CEO's actions each year. In fiscal 2013, no awards were made on a date other than when the HR&C Committee met or on the date the CEO approved an award.

Summary of Compensation Decisions — The following table summarizes the results of the HR&C Committee's compensation actions for fiscal 2013. The HR&C Committee believes that its actions are appropriate, taking into account its uniformly favorable evaluation of the performance of the named executive officers, the desire to retain executive talent, and the external competitive compensation data. The values shown below for equity awards (which are calculated accounting values) will only represent realized value in the event the Company meets its' success metrics.

	2013 Total Compensation	2013 Total Compensation	2013 Total Compensation
	% Change from 2012(1)	vs Median(1)	vs 75th Percentile
CEO	19%	11%	(37)%
Other NEOs	15%	35%	2%

(1) Total compensation is based on values as reported in the Summary Compensation Table (salary, actual bonus, grant date value of long-term incentives, Pension/Deferred Compensation, and All Other Compensation values). It excludes relocation/expatriate allowances. As noted below, Mr. Hammond's relocation/expatriate allowance has been terminated in connection with his relocation to the United States.

Several factors account for the relative positions shown in the table. The CEO's position is a result of a multi-year effort by the Board of Directors to ensure the CEO's total compensation is competitive with the industry peer group. Substantially all of the year over year increase for the CEO was in the form of incentive pay or performance-based equity awards which further align his outcomes to Company performance and shareholder interests. Increases and market position for the named executive officers reflect the scope and complexity of their roles, the competitive environment for talent and Company performance. Similar to the CEO, the majority of the increase was in the form of incentive pay or performance-based equity compensation.

Other Benefits and Policies

Benefits Programs — With the exception of its executive deferral plans, which are generally available to most of the Company's senior management, and certain expatriate arrangements, the Company provides executives with the same benefit plans offered to staff employees. During fiscal 2013, the CEO and other named executive officers were eligible for the Company's 401(k) plan. The plan provides maximum contributions within legal guidelines and a match equal to 50% of the first 6% of eligible pay (currently $255,000). This is the same plan the Company offers to all full-time employees in the United States. Neither the CEO nor the other named executive officers participated in any defined benefit retirement or supplemental retirement benefit plan.

The Company has qualified employee stock purchase plans in which all employees meeting certain minimum eligibility requirements in certain countries are eligible for participation. The Company adopted a safe-harbor plan design in 2006 that provides for a 5% discount from the closing price of a share of common stock at the end of each purchase period. The safe-harbor plan results in no accounting cost to the Company. Several executive officers participate in the employee stock purchase plans. The employee stock purchase plans offered by the Company are open to most employees in North America and Europe.

Employees, including named executive officers, meeting certain compensation minimums may elect to participate in the Company's Executive Deferral Plans ("EDPs") whereby a portion of salary and bonus is deferred and paid to the employee at some future date. The EDPs are nonqualified deferred compensation programs that provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Participant contributions are credited with earnings and losses based upon the actual experience of the investments selected by Participants, except in the case of certain EDPs that no longer accept participant deferrals. See "Executive Compensation-Nonqualified Deferred Compensation" below for further description of the EDPs.

Perquisites — The CEO and other named executive officers are eligible to participate in the same benefits as those offered to staff employees and, except for requirements unique to expatriate assignments and relocation benefits, generally have no special executive perquisites. The terms and conditions of each expatriate assignment are determined utilizing data provided by outside consultants. The assignment package is designed to cover the cost of relocation, housing, and the differential in the cost of goods and services in the host country. The Company also provides tax equalization and compensation for hardship conditions. During fiscal 2010 and fiscal 2011, the Company had one NEO, Mr. Hammond, with an international assignment agreement approved by the HR&C Committee that is described more fully under "Executive Compensation-Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table" below. Mr. Hammond's assignment conditions were standard for employees on assignment with accompanying family members. As of September 1, 2011, Mr. Hammond's international assignment package ended as a result of his relocation back to corporate headquarters in Pasadena, California.

Payments at Termination or Change in Control — The Company does not have employment agreements with its named executive officers. The only benefits that named executive officers may be entitled to upon termination are a potential payout under the Bonus Plan upon retirement, which is at the HR&C Committee's discretion, and a potential benefit with respect to awards under the Stock Incentive Plan. The terms of stock options and Market Stock Units ("MSUs") awarded to the named executive officers in fiscal 2011 and the PSUs awarded to the named executive officers in fiscal 2012 and fiscal 2013 provide for accelerated vesting in the event of death or Disability (as defined in the Stock Incentive Plan.). The final determination of the payout, if any, with respect to the restricted stock units is determined at the end of the three-year performance period.

In addition to these provisions, the terms of stock options and MSUs and PSUs provide for potential double trigger equity acceleration upon certain terminations following a Change in Control (as defined in the Stock Incentive Plan). The Company provides for this type of equity acceleration as a means of focusing executive officers on shareholder interests when considering strategic alternatives. These provisions only apply in the event a Change in Control is consummated and then only if the employee incurs a Qualifying Termination (as defined in the Stock Incentive Plan), generally a termination by the employee for good reason or by the Company other than for cause within two years of the Change in Control.

Further explanation of the termination provisions may be found in the text accompanying "Executive Compensation-Compensation Under Various Termination Scenarios" below.

Stock Ownership Guidelines

The Company has established stock ownership guidelines for its executive officers. The HR&C Committee reviews each executive's holdings with respect to these ownership guidelines each year. As of the end of fiscal 2013, the CEO's stock ownership significantly exceeded the six times-base-salary multiple and the other named executive officers significantly exceeded their guideline of a three times-base-salary multiple.

Company Policy on Hedging or Pledge of Stock

The Company's trading policies contain stringent restrictions on transactions in Company stock by executive officers. All trades by executive officers must be pre-cleared. The executive officers are prohibited from any trading in puts or calls, from engaging in short sales of Company stock, and from pledging Company stock or using it as loan collateral or as part of a margin account.

Clawback Policy

At its September 2011 meeting, the HR&C Committee adopted a clawback policy with respect to incentive awards to executive officers awarded subsequent to fiscal 2011. The Company is authorized to recover a portion of incentive awards paid within three years of a financial statement that is inaccurate due to material noncompliance with any financial reporting requirement under the securities laws. Recovery applies to the extent a lesser amount would have been paid under the restated financial statement.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1,000,000 in any fiscal year. The Company attempts to structure its compensation arrangements to permit deductibility under Section 162(m), unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Since corporate objectives may not always be consistent with the requirements for full deductibility, the HR&C Committee is prepared, if it deems appropriate, to enter into compensation arrangements under which payments may not be deductible under Section 162(m). Thus, deductibility is not the sole factor used by the HR&C Committee in ascertaining appropriate levels or modes of compensation. Section 162(m) provides that performance-based compensation is not subject to the deductibility limits described in the preceding paragraph.

Compensation Risk Assessment

As part of its oversight, the HR&C Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. The HR&C Committee also retained the Independent Consultant to conduct a risk assessment of the Company's compensation policies and practices.

In addition, the Company reviews all of its compensation policies and practices, including the incentives that they create and factors that may affect the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. The Company's pay philosophy provides an effective balance in cash and equity mix, short- and longer-term performance periods, financial and non-financial performance, and allows for the HR&C Committee's discretion. Further, policies to mitigate compensation-related risk include ownership guidelines, vesting periods on cash and equity, insider-trading prohibitions, and independent HR&C Committee oversight.

Based on this review, both for our executive officers and all other employees, the Company and the Independent Consultant concluded that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and the HR&C Committee reviewed and approved this conclusion.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation earned in fiscal 2011, 2012, and 2013 for the Company's Principal Executive Officer, Principal Financial Officer and three other most highly compensated executive officers (collectively, the "NEOs").

Name and Principal Position	Fiscal Year	Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($)	Total ($)
Craig L. Martin	2013	1,263,221	4,482,065(5)	2,448,830	1,457,264	5,728	7,500(6)	9,664,608
President and Chief	2012	1,260,216	3,882,500	1,536,550	1,443,136	3,418	7,500	8,133,320
Executive Officer	2011	1,222,960	3,131,150	847,575	646,186	5,110	7,350	5,860,331
John W. Prosser, Jr.	2013	708,650	1,361,640(5)	747,101	688,460	37,550	7,500(6)	3,550,901
Executive Vice President	2012	686,539	1,164,750	553,158	660,144	22,410	7,500	3,094,501
Finance and Administration	2011	652,308	1,081,670	282,525	346,814	33,500	7,350	2,404,167
Thomas R. Hammond	2013	756,165	1,361,640(5)	747,101	715,740	13,708	16,164(7)	3,610,518
Executive Vice President -	2012	762,428	1,164,750	553,158	700,476	8,181	133,894	3,322,887
Operations	2011	729,067	1,081,670	282,525	378,100	12,229	259,154	2,742,745
George A. Kunberger	2013	740,775	1,361,640(5)	747,101	706,218	—	7,500(6)	3,563,234
Executive Vice President -	2012	735,144	1,164,750	553,158	679,384	—	7,500	3,139,936
Global Sales and Marketing	2011	685,873	1,081,670	282,525	357,446	—	7,350	2,414,864
Gregory J. Landry	2013	724,061	1,361,640(5)	747,101	694,810	26,260	7,500(6)	3,561,372
Executive Vice President -	2012	715,115	1,164,750	553,158	669,764	16,072	7,500	3,126,359
Operations	2011	662,308	1,081,670	282,525	352,130	24,663	7,350	2,410,646

(1) Consists of base salary earned during the year including any time off with pay and cash-pay-out of accrued time off in excess of the Company's limit.

(2) Represents the grant date fair value of stock awards granted under the Stock Incentive Plan in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Stock Compensation* ("FASB ASC Topic 718"). Please refer to Note 2, Significant Accounting Policies, of Notes to Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions used to calculate these amounts.

(3) Represents the grant date fair value of options granted (adjusted, however, to exclude the effects of estimated forfeitures) under the Stock Incentive Plan in accordance with FASB ASC Topic 718. Please refer to Note 2, Significant Accounting Policies, of Notes to Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions used to calculate these amounts.

(4) Consists of interest credited under the Company's nonqualified Executive Deferral Plans in excess of 120% of the AFR.

(5) The value of the performance share unit awards ("PSUs") at the grant date assuming the highest level of performance conditions are achieved is $7,809,348 for Mr. Martin and $2,372,460 each for Messrs. Prosser, Hammond, Kunberger, and Landry.

(6) Consists solely of Company contributions to the 401(k) Plan.

(7) Consists of $7,500 Company contributions to the 401(k) Plan as well as $8,664 in relocation costs. The relocation costs were paid in connection with Mr. Hammond's repatriation from England effective September 1, 2011 pursuant to the Relocation/Repatriation Agreement dated September 29, 2011.

Amounts listed under the column "Non-Equity Incentive Plan Compensation" represent the annual incentive awards earned in fiscal 2011, 2012, and 2013 as determined by the HR&C Committee at its November 17, 2011, November 15, 2012 and November 20, 2013 meetings, respectively. As noted above under "Compensation Discussion and Analysis—Compensation Elements—Incentive Compensation," the amount paid for 2013 consists of one third of the award earned in fiscal 2013, one third of the award earned in 2012, and one third of the award earned in 2011. Similarly, the amount paid in 2012 consists of one third of the award earned in fiscal 2012, one third of the award earned in 2011, and one third of the award earned in 2010. The amount paid in 2011 consists of one third of the award earned in fiscal 2011, one third of the award earned in 2010, and one third of the award earned in 2009.

2013 Grants of Plan Based Awards

The table below summarizes all grants of plan based awards to the NEOs in fiscal 2013:

		Estimated Future Payouts Under Non-equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Shares of Stock or Units (#) (3)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Craig L. Martin	05/23/13							118,000	55.00	2,448,830
	05/23/13				—	39,500(5)	79,000(5)			2,172,500
	05/23/13				—	39,500(6)	59,250(6)			2,309,565
			1,562,500							
John W. Prosser, Jr.	05/23/13							36,000	55.00	747,101
	05/23/13				—	12,000(5)	24,000(5)			660,000
	05/23/13				—	12,000(6)	18,000(6)			701,640
			728,000							
Thomas R. Hammond	05/23/13							36,000	55.00	747,101
	05/23/13				—	12,000(5)	24,000(5)			660,000
	05/23/13				—	12,000(6)	18,000(6)			701,640
			764,400							
George A. Kunberger	05/23/13							36,000	55.00	747,101
	05/23/13				—	12,000(5)	24,000(5)			660,000
	05/23/13				—	12,000(6)	18,000(6)			701,640
			748,800							
Gregory J. Landry	05/23/13							36,000	55.00	747,101
	05/23/13				—	12,000(5)	24,000(5)			660,000
	05/23/13				—	12,000(6)	18,000(6)			701,640
			738,400							

(1) This amount represents the 2013 projected award under the Incentive Bonus Plan based on the Company's internal plan at the start of fiscal 2013. See "Compensation Discussion and Analysis — Compensation Elements — Incentive Compensation" above for a description of the Incentive Bonus Plan and the manner in which bonuses are computed.

(2) Represents the target and maximum payout shares of awards of PSUs granted under the Stock Incentive Plan.

(3) Represents options granted under the Stock Incentive Plan. The exercise price is equal to the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History on the grant date. The award was based on a grant date fair value of $20.7528 per share.

(4) Represents the grant date fair value of options and PSUs granted (Target Shares) under the Stock Incentive Plan in accordance with FASB ASC Topic 718. Please refer to Note 2, Significant Accounting Policies, of Notes to Consolidated Financial Statements included in the Company's 2013 Annual Report on Form 10-K for a discussion of the assumptions used to calculate these amounts.

(5) Represents the target and maximum payout shares of the grants of the Net Earnings Based Award (as defined below) that each NEO could earn under the Stock Incentive Plan. The award was based on a grant date fair value of $55.00. The number of shares ultimately issued, which could be greater or less than target, will be based on achieving specific performance conditions. Please refer to "Compensation Discussion and

Analysis—Compensation Elements—Equity Based Compensation—2013 Awards" for a discussion of how the number of shares ultimately issued will be determined.

(6) Represents the target and maximum payout shares of the grants of the TSR Based Award (as defined below) that each NEO could earn under the Stock Incentive Plan. The award was based on a grant date fair value of $58.47. Please refer to "Compensation Discussion and Analysis—Compensation Elements—Equity Based Compensation—2013 Awards" for a discussion of how the number of shares ultimately issued will be determined.

Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table

Employment Agreements — The Company has no employment agreements with the NEOs. As described below, however, the Company has entered into agreements with Thomas R. Hammond relating to his assignment and relocation.

The Company entered into an Assignment Letter Agreement dated February 16, 2005 with Thomas R. Hammond, an Executive Vice President, which was designed to maintain Mr. Hammond's level of income and benefits through the duration of his transfer to our Reading, England office, taking into consideration the additional costs anticipated in connection with that transfer. Among other things, the agreement included a goods and services differential of £2,759 per month (subject to adjustment), housing and relocation expenses, tax equalization benefits and certain other benefits. The foregoing benefits are reflected as "All Other Compensation" in the Summary Compensation Table.

On September 29, 2011, the Company and Mr. Hammond entered into a letter agreement detailing the terms of Mr. Hammond's relocation and repatriation from England. Pursuant to the terms of the agreement, any allowances and differentials provided under Mr. Hammond's agreement with respect to his foreign assignment, including his goods and services differential, automobile allowance and housing provisions, ceased on September 1, 2011. Under the Agreement, Mr. Hammond was eligible to receive relocation assistance and tax equalization assistance consistent with the Company's relocation policy and his position, which amount is reflected as "All Other Compensation" in the Summary Compensation table.

Outstanding Equity Awards at 2013 Fiscal Year End

The following table provides a summary of equity awards outstanding for the NEOs as of the end of fiscal 2013:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (1) Exercisable (#)	Number of Securities Underlying Unexercised Options (1) Unexercisable (#)	Option Exercise Price ($) (2)	Option Expiration Date	Number of Shares or Units of Stocks that Have Not Vested (#)(3)	Market Value of Shares or Units of Stocks that Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(5)	Equity Incentive Plan Awards: Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($) (6)
Craig L. Martin	6/28/07	100,000	—	56.95	6/28/14				
	5/22/08	125,000	—	92.52	5/22/15				
	5/28/09	125,000	—	41.18	5/28/19				
	5/27/10	93,750	31,250	42.43	5/27/20	50,000	2,889,500		
	5/26/11	22,500	22,500	44.91	5/26/21			55,000	3,178,450
	5/24/12	25,000	75,000	37.03	5/24/22			50,000	2,889,500
	5/24/12							50,000	2,889,500
	5/23/13	—	118,000	55.00	5/23/23			39,500	2,282,705
	5/23/13							39,500	2,282,705
John W. Prosser, Jr.	6/28/07	50,000	—	56.95	6/28/14				
	5/22/08	50,000	—	92.52	5/22/15				
	5/28/09	40,000	—	41.18	5/28/19				
	5/27/10	30,000	10,000	42.43	5/27/20	6,000	346,740		
	5/26/11	7,500	7,500	44.91	5/26/21			19,000	1,098,010
	5/24/12	9,000	27,000	37.03	5/24/22			15,000	866,850
	5/24/12							15,000	866,850
	5/23/13	—	36,000	55.00	5/23/23			12,000	693,480
	5/23/13							12,000	693,480
Thomas R. Hammond	6/28/07	40,000	—	56.95	6/28/14				
	5/22/08	40,000	—	92.52	5/22/15				
	5/28/09	40,000	—	41.18	5/28/19				
	5/27/10	30,000	10,000	42.43	5/27/20	15,000	866,850		
	5/26/11	7,500	7,500	44.91	5/26/21			19,000	1,098,010
	5/24/12	9,000	27,000	37.03	5/24/22			15,000	866,850
	5/24/12							15,000	866,850
	5/23/13	—	36,000	55.00	5/23/23			12,000	693,480
	5/23/13							12,000	693,480
George A. Kunberger	6/28/07	40,000	—	56.95	6/28/14				
	5/22/08	40,000	—	92.52	5/22/15				
	5/28/09	40,000	—	41.18	5/28/19				
	5/27/10	30,000	10,000	42.43	5/27/20	15,000	866,850		
	5/26/11	7,500	7,500	44.91	5/26/21			19,000	1,098,010
	5/24/12	9,000	27,000	37.03	5/24/22			15,000	866,850
	5/24/12							15,000	866,850
	5/23/13	—	36,000	55.00	5/23/23			12,000	693,480
	5/23/13							12,000	693,480
Gregory J. Landry	2/22/07	60,000	—	46.86	2/22/14				
	6/28/07	40,000	—	56.95	6/28/14				
	5/22/08	40,000	—	92.52	5/22/15				
	5/28/09	40,000	—	41.18	5/28/19				
	5/27/10	30,000	10,000	42.43	5/27/20	7,500	433,425		
	5/26/11	7,500	7,500	44.91	5/26/21			19,000	1,098,010
	5/24/12	9,000	27,000	37.03	5/24/22			15,000	866,850
	5/24/12							15,000	866,850
	5/23/13	—	36,000	55.00	5/23/23			12,000	693,480
	5/23/13							12,000	693,480

(1) All stock options vest or have vested at the rate of 25% per year beginning on the first anniversary of the grant date.

(2) All outstanding stock options were granted under the Stock Incentive Plan and were made with an exercise price equal to the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History on the grant date. The awards have a total term of either seven or ten years.

(3) Represents the number of unvested shares of restricted stock granted under the Stock Incentive Plan. The awards of restricted stock vest at the expiration of five years from the grant date, with the exception of (i) stock grants to Mr. Landry on May 27, 2010 that vest 25% per year starting at the end of the second year after the award date, and (ii) stock grants to Mr. Prosser on May 27, 2010 that vest 20% per year beginning on the first anniversary of the grant date.
(4) The market value of outstanding awards of restricted stock is computed by using the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History at September 27, 2013, which was $57.79.
(5) Represents the number of unvested target shares of MSUs and PSUs (TSR Based Awards and Net Earnings Based Awards) granted under the Stock Incentive Plan. The awards of MSU and PSUs vest at the expiration of three years from the grant date.
(6) The market value of outstanding target shares of MSUs and PSUs (TSR Based Awards and Net Earnings Based Awards) is computed by using the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History at September 27, 2013, which was $57.79.

Option Exercises and Stock Vested in Fiscal 2013

The following table provides information on stock options that were exercised and on restricted stock that vested in fiscal 2013:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Craig L Martin	250,000	2,832,750	—	—
John W. Prosser, Jr.	100,000	1,642,800	3,000	164,970
Thomas R. Hammond	45,000	520,200	—	—
George A. Kunberger	120,000	887,175	—	—
Gregory J. Landry	15,000	300,750	3,750	206,213

(1) Value is based on the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History on the exercise date, minus the cost of the option (i.e., the exercise price).
(2) Value is based on the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History on the vesting date.

Nonqualified Deferred Compensation

As described above, employees, including named executive officers, meeting certain compensation minimums may elect to participate in the Company's Executive Deferral Plans ("EDPs") whereby a portion of salary and bonus is deferred and paid to the employee at some future date. The EDPs are nonqualified deferred compensation programs that provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. Participant contributions are credited with earnings and losses based upon the actual experience of the investments selected by Participants, except in the case of certain EDPs that no longer accept participant deferrals.

For certain EDPs (the "Moody's Plans"), which no longer accept additional deferrals, the accounts (represented by bookkeeping entries only) of participants are credited with interest equal to 125% of the "seasoned corporate bond rate" as announced by Moody's Investors Services and as declared by the Company. For the other EDPs (the "Variable Plans"), accounts are credited (or debited) based on the actual earnings (or losses) of the deemed investments selected by the individual participants. Participation in the EDPs is voluntary. All EDPs operate under a single trust. Although there are certain change-in-control features within the EDPs, no benefit enhancements occur upon a change-in-control. Amounts deferred into the Variable Plans are credited or charged with the performance of investment options selected by the participants. The investment options are notional, and are used for measurement purposes only. The NEOs do not own any units in the actual funds. In general, the investment options consist of a number of mutual and index funds comprising stocks, bonds, and money market accounts.

The following table shows the executive deferral plan account activity during fiscal 2013 for the NEOs:

Name	Deferred Compensation Plan ($)	Executive Contributions During Last Fiscal Year ($) (1)	Aggregate Earnings During Last Fiscal Year ($) (2)	Aggregate Withdrawals / Distributions During Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($) (3)
Craig L. Martin	Moody's Plans	—	11,566	—	234,397
	Variable Plans	—	65,903		365,831
John W. Prosser, Jr.	Moody's Plans	—	75,825	—	1,536,702
	Variable Plans	—	399,122	—	2,125,110
Thomas R. Hammond	Moody's Plans	—	27,680	—	560,972
	Variable Plans	—	47,971	—	250,443
George A. Kunberger	Variable Plans	499,923	—	—	2,092,656
Gregory J. Landry	Moody's Plans	—	53,028	—	1,074,689
	Variable Plans	165,402	18,648	—	184,050

(1) Executive contributions are included in "Salary" and "Non Equity Incentive Plan Compensation" columns for 2013 in the Summary Compensation Table.

(2) Earnings are included in the Summary Compensation Table to the extent they exceed 120% of the AFR.

(3) Balances at the end of the fiscal year consist of (i) salary and bonus deferrals made by the executive over time, beginning when the executive first joined the plan, plus (ii) all earnings and losses credited on all deferrals, less (iii) all pre-retirement distributions, if any, taken by the executive since the executive first joined the plan.

COMPENSATION UNDER VARIOUS TERMINATION SCENARIOS

No NEO has an employment agreement that provides for termination, severance or change-in-control benefits.

Some elements of executive compensation are affected either by an approved retirement, death or Disability or by a Change in Control (as these terms are defined in the Stock Incentive Plan). Pursuant to the Stock Incentive Plan:

(1) in the case of options, if employment terminates (i) upon, or within two years following a Change in Control in a Qualifying Termination (as defined in the Stock Incentive Plan) or (ii) upon death or Disability, unless otherwise provided in the award agreement, all options are immediately vested;

(2) in the case of restricted stock and restricted stock units granted on or after May 26, 2011, if employment terminates upon death or Disability, unless otherwise provided in the award agreement, all restricted stock and restricted stock units are immediately vested; provided, however, that any awards of restricted stock and/or restricted stock units that are subject to performance-based vesting criteria shall remain outstanding and continue to vest or become earned based upon the Company's actual performance through the end of the applicable performance period;

(3) in the case of restricted stock and restricted stock units (including MSUs and PSUs), if employment terminates upon, or within two years following a Change in Control in a Qualifying Termination, all restricted stock and restricted stock units (including MSUs and PSUs) are immediately vested; provided, however, that any awards of restricted stock and/or restricted stock units that are subject to performance-based vesting criteria shall be paid at a level based upon the Company's actual performance as of the Qualifying Termination; and

(4) in the case of options, restricted stock and restricted stock units (including MSUs and PSUs), if a Change in Control occurs and the awards are not assumed and continued by the acquiring or surviving corporation in the transaction (or a parent corporation thereof), all awards are immediately vested; provided, however, that any awards of restricted stock and/or restricted stock units that are subject to performance-based vesting criteria shall be paid at a level based upon the Company's actual performance as of the Change in Control.

Upon retirement from the Company and approval by the HR&C Committee, all compensation under the Company's Incentive Bonus Plan which has been earned, awarded, and unpaid is payable.

The following table provides information on (i) the amount of unpaid incentive compensation that would be paid at retirement as of September 27, 2013, (ii) the amount that would be earned related to unvested in-the-money options as of September 27, 2013 in the event of termination in connection with a Change in Control or due to death or Disability, (iii) the amount that would be earned related to unvested restricted stock awards as of September 27, 2013 in the event of Qualifying Termination in connection with a Change in Control, and (iv) the amount that would be earned related to unvested shares of MSUs and PSUs as of September 27, 2013 in the event of a Qualifying Termination in connection with a Change in Control or due to death or Disability.

Name	Non-Equity Incentive Plan Compensation ($) (1)	Value of Unvested in-the-money Stock Options as of 2013 Fiscal Year End ($) (2)	Value of Unvested Stock Awards as of 2013 Fiscal Year End ($) (3)	Value of Unvested Market Stock Units and Performance Share Untis as of 2013 Fiscal Year End ($) (4)	Total ($)
Craig L. Martin	1,452,552	2,656,020	2,889,500	17,349,887	24,347,959
John W. Prosser, Jr.	679,020	911,160	346,740	5,404,752	7,341,672
Thomas R. Hammond	710,652	911,160	866,850	5,404,752	7,893,414
George A. Kunberger	697,272	911,160	866,850	5,404,752	7,880,034
Gregory J. Landry	686,460	911,160	433,425	5,404,752	7,435,797

(1) Payable at retirement if approved by the HR&C Committee.
(2) Payable upon termination following a Change in Control or due to death or Disability. Value is based on the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History at September 27, 2013 of $57.79, minus the cost of the option (i.e., the exercise price).
(3) Payable upon a Qualifying Termination following a Change in Control. The amount of unvested restricted stock awards is computed by using the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History at September 27, 2013 of $57.79.
(4) Payable upon a Qualifying Termination following a Change in Control or due to death or Disability. The amount reported is based on multiplying the Performance Multiplier of each award by the target shares awarded, multiplied by the closing price of a share of the Company's common stock as quoted by the NYSE Composite Price History at September 27, 2013 of $57.79. Please refer to "Compensation Discussion and Analysis—Compensation Elements—Equity Based Compensation—2013 Awards" for a discussion of the computation of the Performance Multipliers.

For the purposes of the Stock Incentive Plan, the following terms have the following definitions:

- "Cause" means (unless otherwise expressly provided in an award agreement or another contract, including an employment agreement) the Company's termination of the employee's employment with the Company following the occurrence of any one or more of the following: (1) the employee is convicted of, or pleads guilty or nolo contendere to, a felony; (2) the employee willfully and continually fails to substantially perform the employee's duties with the Company after written notification by the Company; (3) the employee willfully engages in conduct that is materially injurious to the Company, monetarily or otherwise; (4) the employee commits an act of gross misconduct in connection with the performance of the employee's duties to the Company; or (5) the employee materially breaches any employment, confidentiality or other similar agreement between the Company and the employee.
- "Change in Control" means, with respect to the Company, a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the Exchange Act, provided that such a change in control shall be deemed to have occurred at such time as (i) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 35% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor of the Company; (ii) during any period of two (2) consecutive years or less, individuals who at the beginning of such period constituted the Board of Directors cease, for any reason, to constitute at least a majority of the Board of Directors, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; (iii) the consummation of any merger or consolidation as a result of which the Jacobs common stock shall be changed, converted or exchanged (other than by merger with a wholly owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company; or (iv) the consummation of any merger or consolidation to which the Company is a party as a result of which the persons who were shareholders of the Company immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred if, prior to such time as a Change in Control would otherwise be deemed to have occurred, the Board of Directors of the Company determines otherwise.
- "Disability" means the employee meets the definition of "disabled" under the terms of the long term disability plan of the Company or related company by which the employee is employed in effect on the date in question, whether or not the employee is covered by such plan.

- “Good Reason” means, without the employee’s consent (1) a material reduction in the position, duties or responsibilities of the employee from those in effect immediately prior to such change; (2) a reduction in the employee’s base salary; (3) a relocation of the employee’s primary work location to a distance of more than fifty (50) miles from its location as of immediately prior to such change; or (4) a material breach by the Company of any employment agreement between the Company and the employee.
- “Qualifying Termination” means a termination of an employee’s employment with the Company (i) by the Company for any reason other than Cause or the employee’s death or Disability or (ii) by the employee for Good Reason.

SECURITY OWNERSHIP

The following tables, based in part upon information supplied by officers and directors and certain shareholders, sets forth certain information regarding the ownership of the Company's common stock as of the Record Date by (1) all those persons known by the Company to be beneficial owners of more than five percent of the outstanding shares of common stock, (2) each director and nominee for director, (3) each NEO, and (4) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of these shareholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

Security Ownership of Certain Beneficial Owners:

Name and Address	Amount and Nature of Ownership of Common Stock	Percent of Class(1)
The Vanguard Group Inc. PO Box 2600 Valley Forge, Pennsylvania 19482	8,239,511(2)	6.25%

(1) Calculated based on 131,761,924 shares of common stock outstanding as of the Record Date.
(2) Based solely on the information set forth in a Schedule 13F filed by The Vanguard Group Inc. with the SEC for the period ended September 30, 2013. Based on such filing, The Vanguard Group Inc. has sole voting power with respect to 225,459 shares, sole dispositive power with respect to 8,036,052 shares, and shared dispositive power with respect to 203,459 shares.

Security Ownership of Directors, Nominees, and Management:

Name	Number of Shares of Common Stock Owned	Number of Shares of Common Stock Relating to Unexercised Stock Options (1)	Total Number of Shares Beneficially Owned	Percent of Class (2)
Non-Management Directors:				
Joseph R. Bronson	11,715	18,375	30,090	—
Juan José Suárez Coppel	—	—	—	—
John F. Coyne	—	14,250	14,250	—
Robert C. Davidson, Jr.	12,000	25,250	37,250	—
Robert E. Eberhart	—	1,000	1,000	—
Edward V. Fritzky	8,000	33,250	41,250	—
Linda Fayne Levinson	26,000	30,250	56,250	—
Peter J. Robertson	12,000(3)	9,250	21,250	—
Christopher M.T. Thompson	—	1,000	1,000	—
Noel G. Watson	1,167,980(4)	2,625	1,170,605	—
Named Executive Officers:				
Craig L. Martin	506,845(5)	491,250	998,095	—
John W. Prosser, Jr.	339,619(6)	186,500	526,119	—
Thomas R. Hammond	274,537	166,500	441,037	—
George A. Kunberger	101,816	166,500	268,316	—
Gregory J. Landry (7)	237,582	226,500	464,082	—
All directors and executive officers as a group	2,887,235	1,631,500	4,518,735	3.39%

(1) Includes only those unexercised options that are, or will become, exercisable within 60 days of the Record Date.

(2) Calculated based on 131,761,924 shares of common stock outstanding as of the Record Date and the relevant number of shares of common stock issuable upon exercise of stock options which are exercisable or will be exercisable within 60 days of the Record Date. Unless indicated otherwise, the percentage ownership is less than 1.0% of the number of shares of common stock outstanding.
(3) Mr. Robertson shares voting and dispositive power with his spouse as to 12,000 shares that are held in a living trust.
(4) Mr. Watson shares voting and dispositive power with his spouse as to 1,167,300 shares that are held in various trusts. Mr. Watson has beneficial ownership of 680 shares held in a uniform gift to minor account of which Mr. Watson is trustee.
(5) Mr. Martin shares voting and dispositive power with his spouse as to 456,845 shares that are held in a living trust.
(6) Mr. Prosser shares voting and dispositive power with his spouse as to 333,619 shares that are held in a living trust.
(7) Mr. Landry is no longer one of the Company's executive officers effective November 21, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own beneficially more than ten percent of a registered class of the Company's equity securities to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

To the Company's knowledge, based solely on a review of the copies of such filings on file with the Company and written representations from its directors and executive officers, all Section 16(a) filing requirements applicable to the Company's directors, officers and greater-than-ten-percent beneficial owners were complied with on a timely basis during the fiscal year ended September 27, 2013.

EXECUTIVE OFFICERS

For information about the executive officers of the Company, see Part I, Item 1—Business in the Company's 2013 Annual Report on Form 10-K.

SHAREHOLDERS' PROPOSALS

Only shareholders meeting certain criteria outlined in the Company's Bylaws are eligible to submit nominations for election to the Board of Directors or to bring other proper business before an annual meeting. Under the Company's Bylaws, shareholders who wish to nominate persons for election to the Board of Directors or bring other proper business before an annual meeting must give proper notice to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. Therefore, notices regarding nominations of persons for election to the Board of Directors and other proper business for consideration at the 2015 annual meeting of shareholders must be submitted to the Company no earlier than September 25, 2014 and no later than October 25, 2014. Notices regarding nominations and other proper business must include certain information concerning the nominee or the proposal and the proponent's ownership of common stock of the Company, in each case as set forth in the Company's Bylaws. Nominations or other proposals not meeting these requirements will not be entertained at the annual meeting. The Secretary of the Company should be contacted in writing at the address on the first page of this Proxy Statement to submit a nomination or bring other proper business or to obtain additional information as to the proper form of a nomination.

In order to be included in the Company's Proxy Statement and form of proxy relating to the 2015 annual meeting, proposals of shareholders must be received by the Secretary of the Company no later than August 18, 2014. If timely notice of a shareholder proposal is not received by the Company, then the proxies named on the proxy cards distributed by the Company for the annual meeting may use the discretionary voting authority granted to them by the proxy cards if the proposal is raised at the Annual Meeting, whether or not there is any discussion of the matter in the Proxy Statement. The 2015 annual meeting of shareholders is scheduled to be held on Thursday, January 22, 2015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Nominating and Corporate Governance Committee is responsible for the review, approval, or ratification of "related-person transactions" involving the Company or its subsidiaries and related persons. Under SEC rules, a related person is a director, executive officer, nominee for director, or 5% shareholder of the Company, and their immediate family members. The Company has adopted written policies and procedures that apply to any transaction or series of transactions in which the Company or a subsidiary is a participant, in which the amount involved exceeds $120,000, and a related person has a direct or indirect material interest.

The Nominating and Corporate Governance Committee has determined that each of the following transactions shall be deemed to be pre-approved under the Company's policies and procedures referenced above:

- any transaction with another company for which a related person's only relationship is as an employee (other than as an executive officer) if the amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenue;
- any charitable contribution, grant, or endowment by the Company to a charitable organization, foundation, or university for which a related person's only relationship is as an employee (other than as an executive officer) or a director, if the amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts;
- compensation to executive officers determined by the HR&C Committee;
- compensation to directors as reported in the Company's proxy statement;
- transactions in which all security holders receive proportional benefits; and
- transactions where the rates or charges involved are determined by competitive bids.

Any transaction involving related persons that exceeds $120,000 and that does not fall within the categories described above is presented to the Nominating and Corporate Governance Committee for review. The Committee determines whether the related person has a material interest in the transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion. In determining whether to approve or ratify the transaction, the Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Mr. Noel G. Watson, the non-executive Chairman of the Board, has an agreement with the Company pursuant to which he acts as consultant on special projects and client relationships in exchange for an annual fee of $300,000. The transaction was, to the extent required, reviewed and approved pursuant to the Company's Related Person Transaction Policies and Procedures described above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or the Company that they or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company if you hold common stock directly. Requests in writing should be addressed to: Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California, 91101, Attention: Investor Relations. Requests may also be made by calling (626) 578-3500.

ANNUAL REPORT, FINANCIAL AND ADDITIONAL INFORMATION

The Company's annual audited financial statements and review of operations for fiscal 2013 can be found in the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2013. A copy of the 2013 Form 10-K is being mailed concurrently with this Proxy Statement to each shareholder of record on the Record Date. The Company will furnish without charge a copy of the 2013 Form 10-K, including the financial statements and any schedules thereto, to any person requesting in writing and stating that he or she was the beneficial owner of the Company's common stock on December 2, 2013. The Company will also furnish copies of any exhibits to the 2013 Form 10-K to eligible persons requesting exhibits at a cost of $0.50 per page, paid in advance. The Company will indicate the number of pages to be charged for upon written inquiry. Requests should be addressed to: Jacobs Engineering Group Inc., 155 North Lake Avenue, Pasadena, California, 91101, Attention: Investor Relations.

OTHER BUSINESS

The Board of Directors does not intend to present any other business for action at the Annual Meeting and does not know of any business intended to be presented by others.

Michael S. Udovic
Vice President and Secretary

Pasadena, California
December 16, 2013

ANNEX A

JACOBS ENGINEERING GROUP INC.

1999 STOCK INCENTIVE PLAN

(As Amended and Restated as of November 21, 2013)

1. Purpose.

The purpose of the Jacobs Engineering Group Inc. 1999 Stock Incentive Plan, as amended and restated effective as of November 21, 2013 (the "Plan"), is to advance the long-term objectives of Jacobs Engineering Group Inc. (the "Company") and its Related Companies (as defined in Paragraph 2) by encouraging and enabling the acquisition of a financial interest in the Company by employees of the Company and its Related Companies. In addition, the Plan is intended to attract and retain such employees, and to align and strengthen their interests with those of the Company's shareholders.

2. Definitions.

Unless the context clearly indicates otherwise, the following terms, when used in this Plan, shall have the meanings set forth in this Paragraph 2.

"Award" means any award of an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Incentive Bonus granted pursuant to the Plan.

"Award Agreement" means any agreement, contract document or other instrument evidencing an Award.

"Board of Directors" means the Board of Directors of the Company.

"Cause" means (unless otherwise expressly provided in an award agreement or another contract, including an employment agreement) the Company or a Related Company's termination of the Employee's employment with the Company or any Related Company, as applicable, following the occurrence of any one or more of the following: (a) the Employee is convicted of, or pleads guilty or nolo contendere to, a felony; (b) the Employee willfully and continually fails to substantially perform the Employee's duties with the Company or any Related Company after written notification by the Company or any such Related Company; (c) the Employee willfully engages in conduct that is materially injurious to the Company or any Related Company, monetarily or otherwise; (d) the Employee commits an act of gross misconduct in connection with the performance of the Employee's duties to the Company or any Related Company; or (e) the Employee materially breaches any employment, confidentiality or other similar agreement between the Company or any Related Company and the Employee.

"Change in Control" means, with respect to the Company, a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), provided that such a change in control shall be deemed to have occurred at such time as (a) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities representing 35% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor of the Company; (b) during any period of two (2) consecutive years or less, individuals who at the beginning of such period constituted the Board of Directors cease, for any reason, to constitute at least a majority of the Board of Directors, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; (c) the consummation of any merger or consolidation as a result of which the Common Stock (as defined below) shall be changed, converted or exchanged (other than by merger with a wholly owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company; or (d) the consummation of any merger or consolidation to which the Company is a party as a result of which the persons who were shareholders of the Company immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred if, prior to such time as a Change in Control would otherwise be deemed to have occurred, the Board of Directors of the Company determines otherwise. Notwithstanding the foregoing, with respect to an Award that is (i) subject to Section 409A and (ii) if a Change in Control would accelerate the timing of payment thereunder, then the term "Change in Control" shall mean a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company as defined in Section 409A and the authoritative guidance issued thereunder, but only to the extent inconsistent with the above definition, and only to the minimum extent necessary to comply with Section 409A as determined by the Committee.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Human Resource and Compensation Committee of the Board of Directors, or any committee appointed by the Board of Directors in accordance with the Company's By-Laws from among its members for the purpose of administering the Plan. Members of the Committee shall be "Non Employee Directors" within the meaning of Rule 16b-3 under the 1934 Act, and "Outside Directors" as defined in IRS guidance issued under Section 162(m).

"Common Stock" means the common stock of the Company, par value $1.00 per share.

"Disabled" or "Disability" means the Participant meets the definition of "disabled" under the terms of the long term disability plan of the Company or Related Company by which the Participant is employed, in effect on the date in question, whether or not the Participant is covered by such plan.

"Employee" means an employee of the Company or a Related Company.

"Fair Market Value" means the closing price of one Share of Common Stock as reported in the composite transactions report of the U.S. national securities exchange on which the Common Stock is then listed, and if such exchange is not open that day, then the Fair Market Value shall be determined by reference to the closing price of the Common Stock for the immediately preceding trading day.

"Good Reason" means, without the Participant's consent (a) a material reduction in the position, duties or responsibilities of the Participant from those in effect immediately prior to such change; (b) a reduction in the Participant's base salary; (c) a relocation of the Participant's primary work location to a distance of more than 50 miles from its location as of immediately prior to such change; or (d) a material breach by the Participant's employer of any employment agreement between the Company and the Participant.

"Incentive Bonus" means a bonus award made under Paragraph 9 pursuant to which a Participant may become entitled to receive cash payments based on satisfaction of such performance criteria as are specified in the applicable Award Agreement or subplan(s).

"ISO" means an incentive stock option within the meaning of Section 422 of the Code.

"Majority-Owned Related Company" means a Related Company in which the Company owns, directly or indirectly, 50% or more of the voting stock on the date an Award is granted or awarded.

"NQSO" means a stock option that does not constitute an ISO.

"Options" means ISOs and NQSOs granted under the Plan.

"Participant" means an Employee who is selected by the Committee to receive an Award under the Plan.

"Qualifying Termination" means a termination of an Employee's employment with the Company (a) by the Company for any reason other than Cause or death or Disability or (b) by the Employee for Good Reason.

"Related Company" or "Related Companies" means corporation(s) or other business organization(s) in which the Company holds a sufficient ownership interest so that Common Stock issued to the employees of such entities constitutes "service recipient stock," as defined in IRS guidance under Section 409A. In general, the Company holds a sufficient ownership interest if it owns, directly or indirectly, at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of stock. However, to the extent permitted by IRS guidance under Section 409A, "20%" shall be used instead of "50%" in the previous sentence.

"Restricted Stock" means shares of Common Stock awarded pursuant to Paragraph 8 of the Plan.

"Restricted Stock Unit" means an Award granted pursuant to Paragraph 8 of the Plan, pursuant to which Shares (or an amount of cash valued with reference to Shares) may be issued in the future.

"Retire" means to enter Retirement.

"Retirement" means the termination of a Participant's employment with the Company or a Related Company by reason of a Participant having either (a) attained the age of 65, or (b) attained the age of 60 and completed a total of ten or more consecutive years of employment with the Company, and/or a Related Company.

"Section 162(m)" means Section 162(m) of the Code and the regulations promulgated thereunder.

"Section 409A" means Section 409A of the Code and the regulations promulgated thereunder.

"Shares" means the shares of Common Stock.

"Stock Appreciation Right" or "SAR" means the right granted pursuant to Section 7 of the Plan.

3. Eligibility; Award Agreements.

Any Employee shall be eligible to be selected as a Participant, and the Company may grant Awards to those persons meeting such eligibility requirements. Each Award shall be evidenced by an Award Agreement, which shall either be in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient in such form and manner as the Committee may require. Notwithstanding the foregoing, Incentive Bonuses may be payable under subplans and shall be granted as specified therein (which may or may not require an Award Agreement), at the discretion of the Committee. The Award Agreement shall set forth the material terms and conditions of the Award established by the Committee and consistent with the provisions of the Plan. The terms of the Awards and the Award Agreements need not be the same with respect to each Participant. A Participant may hold more than one Award at the same time.

4. Administration.

(a) The Plan shall be administered by the Committee. The Board of Directors shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent.

(b) The Committee shall determine: the Participants to whom, and the time or times at which, Awards will be granted; the type of Awards to be granted; the number of Shares (or amount of cash) to be subject to each Award and the form of settlement thereof; the duration of each Award; the time or times within which Options may be exercised; and any other terms and conditions of the Awards, at grant or while outstanding, pursuant to the terms of the Plan. The Committee shall also establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Including addressing anticipated events (including any temporary closure of the stock exchange as which the Company is listed, disruption of communications or natural catastrophe.

(c) Except as provided in Paragraph 14, each determination or other action made or taken pursuant to the Plan, including interpretations of the Plan and the specific conditions and provisions of the Awards, shall be final and conclusive for all purposes and upon all persons including, but without limitation, the Company, its Related Companies, the Committee, the Board of Directors, Participants, and the respective successors in interest of any of the foregoing.

(d) Notwithstanding the foregoing, with respect to any Award that is not intended to satisfy the conditions of Rule 16b-3 under the 1934 Act or Section 162(m), and to the extent not inconsistent with applicable law or the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded, the Committee may appoint one or more separate committees (any such committee, a "Subcommittee") composed of one or more directors of the Company, who unlike the members of the Committee, may be employee directors of the Company. The Committee may delegate to any such Subcommittee(s), with respect to Employees who are not directors or executive officers of the Company, the authority to grant Awards, to determine all terms of such Awards and/or to administer the Plan, pursuant to the terms of the Plan; provided that (i) any resolution of the Committee authorizing such Subcommittee must specify the total number of Shares subject to Awards that such Subcommittee may so award and (ii) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award. Subject to the limitations of the Plan and the limitations of the Committee's delegation, any such Subcommittee would have the full authority of the Committee pursuant to the terms of the Plan. Any such Subcommittee shall not, however, grant Awards on terms more favorable than Awards provided for by the Committee. Actions by any such Subcommittee within the scope of delegation shall be deemed for all purposes to have been taken by the Committee. Any such Subcommittee shall be required to report to the Committee on any actions that the Subcommittee has taken.

(e) The Committee may designate the Secretary of the Company or any other Company employee to assist the Committee in the administration of the Plan, and may grant authority to such persons to execute Award Agreements or other documents entered into under the Plan on behalf of the Committee or the Company.

5. Shares and Share Counting.

(a) The Common Stock to be issued, transferred and/or sold under the Plan shall be made available from authorized and unissued Common Stock or from the Company's treasury shares.

(b) Subject to adjustment as provided in this Paragraph and Paragraph 13, the total number of Shares that may be issued or transferred under the Plan pursuant to Awards may not exceed 29,850,000 Shares. For this purpose, every Share transferred pursuant to an Award granted after September 28, 2012 (i) that is an Option or SAR shall count as one share and (ii) every Share transferred pursuant to an Award granted after September 28, 2012 other than an Option or SAR shall count as 1.92 Shares. If any Awards granted before September 29, 2012 ("Prior Awards") are forfeited, in whole or in part, new Awards ("Subsequent Awards") may be issued with respect to the Shares covered by such Prior Awards. For the purpose of determining the amount of Shares that may be issued pursuant to Subsequent Awards, (1) forfeited Options and SARs shall be counted as one Share per each Share covered and Awards other than Options and SARs shall be counted as 1.92 Shares per each share covered, and (2) Shares issued pursuant to a Subsequent Award shall count as either one Share (if the Award is an Option or SAR) or 1.92 Shares (in the case of an Award other than an Option or SAR). In the event that withholding tax liabilities arising from an Award other than an Option or SAR are satisfied by the withholding of Shares by the Company, then the Shares so withheld shall again be available for Awards under the Plan and shall count as 1.92 Shares for each Share so withheld. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for issuance or transfer under this Paragraph 5(b): (i) Shares tendered by the Participant in payment of the purchase price of an Option, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options or SARs, (iii) Shares subject to a SAR (that is, each SAR that is exercised shall reduce the number of Shares available by one Share), and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options.

(c) In the event that a company acquired by the Company or any Majority-Owned Related Company or with which the Company or any Majority-Owned Related Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other formula used in such transaction to determine the consideration payable to the holders of common) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance or transfer under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or directors prior to such acquisition or combination.

6. Options.

(a) *Grant.* Options may be granted hereunder to Participants either alone or in addition to other Awards. Any Option shall be subject to the terms and conditions of the Plan and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

(b) *Option Price.* The option price per each Share shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an ISO granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiary of the Company, the option price per Share shall be no less than 110% of the Fair Market Value of one Share on the date of grant.

(c) *Duration of Options.* The duration of Options shall be determined by the Committee, but in no event shall the duration exceed ten years from the date of its grant; provided, however, that the term of the Option shall not exceed five years from the date the Option is granted in the case of an ISO granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiary of the Company. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option, other than an ISO, is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain Participants due to the "black-out period" pursuant to Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement.

(d) *ISOs.* With respect to each grant of an Option to an employee of the Company or any Company subsidiary, the Committee shall determine whether such Option shall be an ISO, and, upon determining that an Option shall be an ISO, shall designate it as such in the written instrument evidencing such Option. Each written instrument evidencing an ISO shall contain all terms and conditions required by Section 422 of the Code. If the written instrument evidencing an Option does not contain a designation that it is an ISO, it shall not be an ISO. The Employee to whom an ISO is granted must be eligible to receive an ISO pursuant to Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of ISOs under the Plan, the maximum aggregate number of Shares that may be issued pursuant to ISOs granted under the Plan shall be 29,850,000 Shares, subject to adjustment as provided in Paragraph 13. The aggregate Fair Market Value (determined in each instance on the date on which an ISO is granted) of the Common Stock with respect to which ISOs are first exercisable by any employee in any calendar year shall not exceed $100,000 for such employee. If any Majority-Owned Related Company of the Company shall adopt a stock option plan under which options constituting ISOs may be granted, the fair market value of the stock on which any such ISOs are granted and the times at which such ISOs will first become exercisable shall be taken into account in determining the maximum amount of ISOs that may be granted to the employee under this Plan in any calendar year.

(e) *Exercise of Options.* The Award Agreement shall specify when Options vest and become exercisable. An Option may not be exercised in a manner that will result in fractional Shares being issued.

i. Vested Options granted under the Plan shall be exercised by the Participant (or by a legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

ii. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made: in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds); by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value; through any other method specified in an Award Agreement (including same-day sales through a broker); or any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe.

7. Stock Appreciation Rights.

(a) *Grant.* The Committee may grant SARs in tandem with all or part of any Award (including Options) or at any subsequent time during the term of such Award, or without regard to any other Award, in each case upon such terms and conditions as the Committee may establish.

(b) *Grant Price and Duration.* A SAR shall have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a SAR granted in tandem with the Option (subject to the requirements of Section 409A), and subject to adjustments provided in Paragraph 13. A SAR shall have a term not greater than ten years. Notwithstanding the foregoing, in the event that on the last business day of the term of a SAR (i) the exercise of the SAR is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement.

(c) *Exercise.* An Award Agreement covering a SAR shall provide when the SAR vests and becomes exercisable. Upon the exercise of a SAR, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the SAR. Unless otherwise provided in the Award Agreement, the Committee shall determine in its sole discretion whether payment shall be made in cash or Shares, or any combination thereof. Notwithstanding the foregoing, dividends or other distributions that relate to a Restricted Stock or Restricted Stock Unit Award subject to performance based vesting criteria will be subject to the same performance criteria as the underlying Award.

8. Awards of Restricted Stock and Restricted Stock Units.

(a) *Grants.* Awards of Restricted Stock and/or Restricted Stock Units may be granted to Participants either alone or in addition to other Awards (a "Restricted Stock Award" or "Restricted Stock Unit Award," respectively). Restricted Stock Units are Awards denominated in units of Common Stock under which settlement is subject to such vesting conditions and other terms and conditions as the Committee deems appropriate. Each Restricted Stock Unit shall be equal to one share of Common Stock and shall, subject to satisfaction of any vesting and/or other terms and conditions, entitle a recipient to the issuance of one share of Common Stock (or such equivalent value in cash) in settlement of the Award.

(b) *Conditions and Restrictions.* Restricted Stock Awards and Restricted Stock Unit Awards may be subject to time-based and/or performance-based vesting conditions. In the case of performance-based Awards, the performance goals to be achieved for each performance period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Paragraph 10(b) or such other criteria as determined by the Committee in its discretion. In order to enforce the restrictions imposed upon Restricted Stock Awards, the Committee may require the recipient to enter into an escrow agreement providing that the certificates representing such Restricted Stock Awards shall remain in the physical custody of an escrow holder until any or all of the conditions and restrictions imposed pursuant to the Plan expire or shall have been removed.

(c) *Rights of Holders of Restricted Stock and Restricted Stock Units.* Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Paragraph. A Participant who holds a Restricted Stock Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award.

(d) *Minimum Vesting Period.* Restricted Stock Awards and Restricted Stock Unit Awards shall have a vesting period of not less than (i) three years from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Majority-Owned Related Company and (ii) one year from date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of the death, Disability or Retirement of the Participant or a Change in Control. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to grants of up to 5% of the number of Shares available for Awards on the effective date of the Plan. The Committee may, in its sole discretion waive the vesting restrictions and any other conditions set forth in any Award Agreement under such terms and conditions as the Committee shall deem appropriate, subject to the minimum vesting period requirements in the prior sentence and the limitations imposed under Section 162(m) (in the case of a Restricted Stock Award or Restricted Stock Unit Award intended to comply therewith), except as otherwise determined by the Committee to be appropriate under the circumstances.

(e) *Issuance of Shares.* Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate(s), which certificate(s) shall be held by the Company. Such book entry registration, or certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

9. Incentive Bonus Awards.

(a) *Grants.* Awards of Incentive Bonuses may be granted hereunder to Participants either alone or in addition to other Awards. Incentive Bonuses payable hereunder may be pursuant to one or more subplans or programs.

(b) *Payment.* Each Incentive Bonus will confer upon the Participant the opportunity to earn a future cash payment the amount of which shall be based on the achievement of one or more objectively-determined performance goals or criteria established for a performance period determined by the Committee.

(c) *Performance Goals.* The Committee shall establish the performance goals or criteria on which each Incentive Bonus shall be based. The Committee shall also affirmatively determine at the end of each performance period the level of achievement of any such performance goals or criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations. The Committee may specify to what extent an Incentive Bonus is intended to satisfy the requirements for "performance-based compensation" under Section 162(m). Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria (as defined in Paragraph 10(b)) selected by the Committee and specified upon or prior to the grant of the Incentive Bonus.

10. Qualifying Performance-Based Compensation.

(a) *General.* The Committee may specify that an Award or a portion of an Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m), provided that, other than with respect to Options or SARs, the performance criteria for an Award or portion of an Award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. In the case of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m), the Committee shall establish the performance criteria with respect to such Award not later than ninety (90) days after the commencement of the period of service to which the performance criteria relate (or, in the case of performance periods of less than one year, not later than the date upon which 25% of the performance period elapses), provided that the outcome of the performance criteria is substantially uncertain at such time. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting.

(b) *Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole, or to a business unit or group of business units, or Related Company, measured either annually, at a point in time during a performance period, or as an average of values determined at various points of time during a performance period, or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' (or period's) results or to a designated comparison group, or as a change in values during or between performance periods, in each case as specified by the Committee: (i) revenues; (ii) earnings from operations, earnings before or after income taxes, earnings before or after interest, depreciation, amortization, or earnings before extraordinary or special items, earnings before income taxes and any provision for Incentive Bonuses; (iii) net earnings or net earnings per common share (basic or diluted); (iv) return on assets (gross or net), return on investment, return on capital, or return on beginning, ending or average equity; (v) cash flow, cash flow from operations, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (vi) interest expense after taxes; (vii) economic value added or created; (viii) operating margin or profit margin; (ix) stock price or total shareholder return; (x) average cash balance, net cash or cash position; and (xi) strategic business criteria, consisting of one or more objectives based on meeting specified development, strategic partnering, licensing, research and development, market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. To the extent consistent with Section 162(m), the Committee (A) may appropriately adjust any measurement of performance under a

Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, unusual or nonrecurring or extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with accounting principles generally accepted in the United States, as well as the cumulative effect of accounting changes, in each case as determined in accordance with accounting principles generally accepted in the United States or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any measurement of performance under a Qualifying Performance Criteria to exclude the effects of any of the following events that occurs during a performance period: (1) asset write-downs, (2) litigation, claims, judgments or settlements, (3) changes in tax law or other such laws or provisions affecting reported results, (4) reorganization and restructuring programs and (5) payments made or due under this Plan or any other compensation arrangement maintained by the Company.

(c) *Restrictions*. The Committee shall have the power to impose such other restrictions on Awards subject to this Paragraph as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m).

(d) *Limitations on Grants to Individual Participants*. In no event may Awards that are denominated in shares and that are intended to be "performance-based compensation" under Section 162(m) be granted or awarded to any Employee covering more than 1,000,000 shares in the aggregate (taking into account all such share-based Awards) in any one calendar year, subject to the adjustment provisions of Paragraph 13 of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m). During any calendar year no Participant may be granted Performance Awards that are intended to comply with the performance-based exception under Section 162(m) and are denominated in cash under which more than $5,000,000 may be earned for each 12 months in the performance period. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable limitation in this Paragraph.

11. Termination of Employment and Change in Control.

Schedule A and Schedule B, attached hereto, establish the effects of a Participant's termination of employment, other changes of employment or employer status, and a Change in Control, with respect to outstanding Options, SARs, Restricted Stock, and Restricted Stock Units, and such Schedules are hereby incorporated by reference. The Committee may approve Awards containing terms and conditions different from, or in addition to, those set forth in Schedule A and Schedule B. The effects of a termination of employment and/or a Change in Control with respect to Incentive Bonuses shall be set forth in the applicable Award Agreement. In the case of leaves of absence, Employees will not be deemed to have terminated employment unless the Committee, in its sole discretion, determines otherwise.

12. Transferability of Awards.

Except as otherwise provided by the Committee:

(a) Awards shall not be transferable other than by will or by the laws of descent and distribution. The rights of a Participant under this Plan shall not be assignable or transferable pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act or the rules thereunder.

(b) During the lifetime of a Participant, an Option shall be exercisable only by the recipient of such Option, or by his/her legal representative.

13. Adjustments.

In the event of any merger, reorganization, consolidation, combination of shares or spin-offs, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, or other change in corporate structure affecting the Shares or the value thereof or otherwise, the Committee or the Board of Directors shall make such adjustment and other substitutions, if any, as it may deem equitable and appropriate, including such adjustments in the number, class and kind of securities that may be delivered under the Plan, the number of Shares subject to any outstanding Award and the Option or exercise price, if any, thereof. Any such adjustment may provide for the elimination of any fractional Shares that might otherwise become subject to any Award without payment therefore.

14. Amendments and Modifications of the Plan.

The Board of Directors may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded; provided that the Board of Directors may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 under the 1934 Act; and further provided that the Board of Directors may not, without the approval of the Company's shareholders to the extent required by such applicable law, amend the Plan to: (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Paragraph 13); (b) expand the types of awards available under the Plan; (c) materially expand the class of persons eligible to participate in the Plan; (d) amend the Plan to eliminate the requirements relating to minimum exercise price, minimum grant price and shareholder approval; (e) increase the maximum permissible term of any Option or the maximum permissible term of SAR; or (f) increase any of the limitations in Paragraph 10(d). The Board of Directors may not (except pursuant to Paragraph 13 or in connection with a Change in Control), without the approval of the Company's shareholders, cancel an Option or SAR in exchange for cash when the exercise or grant price per share exceeds the Fair Market Value of one Share or take any action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded, including a reduction of the exercise price of an Option or the grant price of a SAR or the exchange of an Option or SAR for another Award. In addition,except as expressly authorized under the Plan, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

15. Tax Withholding.

The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a legal representative thereof as provided in an Award Agreement) net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award; (b) the exercise of an Option or SAR; (c) the delivery of Shares or cash; (d) the lapse of any restrictions in connection with any Award; or (e) any other event occurring pursuant to the Plan. The Company or any Majority-Owned Related Company shall have the right to withhold from wages or other amounts otherwise payable to a Participant (or a legal representative thereof as provided in an Award Agreement) such withholding taxes as may be required by law, or to otherwise require the Participant (or legal representative) to pay such withholding taxes. The Company may, at its discretion, delay the delivery of Shares or cash otherwise deliverable to a Participant in connection with the settlement of an Award until such time arrangements have been made to ensure the remittance of all taxes due from the Participant in connection with the Award. If the Participant (or legal representative) shall fail to make such tax payments as are required, the Company or its Majority-Owned Related Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant (or legal representative) or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants (or legal representative) to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the minimum required tax withholding rate for the Participant) or such other rate that will not cause an adverse accounting consequence or cost) otherwise deliverable in connection with the Award.

16. Right of Discharge Reserved; Claims to Awards.

Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Participant the right to continue in the employment of the Company or any Related Company or affect any right that the Company or any Related Company may have to terminate the employment of (or to demote or to exclude from future Awards under the Plan) any such Participant at any time for any reason. In the event of a Participant's termination of employment with the Company or Related Company, neither the Company nor any Related Company shall be liable for the loss of existing or potential profit from any Award held by a Participant immediately preceding the Participant's termination. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan.

17. Stop Transfer Orders.

All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the United States Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

18. Severability.

The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect; and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect.

19. Construction.

As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

20. Unfunded Status of the Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

21. Non-U.S. Employees.

The Committee may determine, in its sole discretion, whether it is desirable or feasible under local law, custom or practice to grant Awards to Participants in countries other than the United States. In order to facilitate any such grants, the Committee may provide for such modifications and additional terms and conditions ("special terms") in the grant and Award Agreements to Participants who are employed outside the United States (or who are foreign nationals temporarily within the United States) as the Committee may consider necessary, appropriate or desirable to accommodate differences in, or otherwise comply with, local law, policy or custom or to facilitate administration of the Plan. The Committee may adopt or approve sub- plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or desirable for purposes of implementing any special terms or facilitating the grant, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the Board of Directors.

22. Governing Law.

The Plan shall be governed by and shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to its choice of law rules.

23. Effective Date of the Plan; Termination of the Plan.

The Plan shall become effective upon its approval by the Board of Directors and a majority of the shares present at a duly called meeting of the shareholders of the Company held within twelve months of approval by the Board of Directors. However, Awards may be granted at any time following the approval of the Plan by the Board of Directors, but no Shares may be issued pursuant to any Awards until the Plan has been approved by the shareholders, and all listing requirements of all securities exchanges on which the Common Stock is listed have been satisfied. Awards may be granted under the Plan at any time and from time to time on or prior to November 15, 2022, the tenth anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan; provided, however, in no event may an ISO be granted more than ten years after the earlier of (a) the date of the adoption of the Plan by the Board of Directors or (b) the effective date of the Plan as provided in the first sentence of this Paragraph. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired. For the avoidance of doubt, if the Plan is not approved by shareholders at the 2013 Annual Meeting, then the Jacobs Engineering Group Inc. 1999 Stock Incentive Plan, as in effect immediately prior to the adoption of this restated version on November 15, 2012, shall continue to exist and operate according to all of the terms and conditions of such prior version.

24. Section 409A.

This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A shall be amended to comply with Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A.

SCHEDULE A
to the
JACOBS ENGINEERING GROUP INC.
1999 Stock Incentive Plan, as Amended and Restated

Treatment of Options and SARs

Event	Impact on Vesting	Impact on Exercise Period
Employment terminates due to Retirement	Unvested Options and SARs are forfeited	Expiration date provided in the Award Agreement continues to apply
Employment terminates due to Disability or death	All Options and SARs become immediately vested	Expiration date provided in the Award Agreement continues to apply
Employment terminates in a Qualifying Termination within two years following a Change in Control	All Options and SARs become immediately vested	Expire on the earlier to occur of (1) the expiration date provided in the Award Agreement, or (2) two years from the date of termination
Employment terminates for reasons other than a Change in Control, Disability, Retirement, or death (for purposes of this section, the receipt of severance pay or similar compensation by the Award recipient does not extend his or her termination date)	Unvested Options and SARs are forfeited	Expires on the earlier to occur of (1) the expiration date provided in the Award Agreement, or (2) three months from the date of termination
Participant is an employee of a Related Company, and the Company's investment in the Related Company falls below 20% (this constitutes a termination of employment under the Plan)	Unvested Options and SARs are forfeited	Expires on the earlier to occur of (1) the expiration date provided in the Award Agreement, or (2) three months from the date of termination
Employee becomes an employee of an entity in which the Company's ownership interest is less than 20% (this constitutes a termination of employment under the Plan)	Unvested Options and SARs are forfeited	Expires on the earlier to occur of (1) the expiration date provided in the Award Agreement, or (2) three months from the date of termination
Employment transferred to a Related Company	Vesting continues after transfer	Expiration date provided in the Award Agreement continues to apply
Death after termination of employment but before Option/SAR has expired	Not applicable	Right of executor or administrator of estate (or other transferee permitted under Plan or Award Agreement) terminates on the earlier to occur of (1) the expiration date provided in the Award Agreement, or (2) the expiration date that applied immediately prior to the death
A Change in Control occurs and Options and/or SARs are not assumed and continued by the acquiring or surviving corporation in the transaction (or a parent corporation thereof)	All Options and SARs become immediately vested	Expires on the date of the Change in Control; provided that the Employee is given at least 15 days' notice of such termination and the opportunity to exercise outstanding Options during such notice period.

SCHEDULE B
to the
JACOBS ENGINEERING GROUP INC.
1999 Stock Incentive Plan, as Amended and Restated

Treatment of Restricted Stock and Restricted Stock Units

Event	Impact of Event
Employee's employment terminates due to Retirement	Unvested Restricted Stock and Restricted Stock Units are forfeited upon Retirement
Employee's employment terminates due to Disability or death	The restrictions on all unvested Restricted Stock shall immediately lapse and unvested Restricted Stock Units become immediately vested; provided, however, that any awards of Restricted Stock and/or Restricted Stock Units that are subject to performance-based vesting criteria shall remain outstanding and continue to vest or become earned based upon the Company's actual performance through the end of the applicable performance period
Employment terminates in a Qualifying Termination within two years following a Change in Control	The restrictions on all unvested Restricted Stock shall immediately lapse and unvested. Restricted Stock Units become immediately vested; provided, however, that any awards of Restricted Stock and/or Restricted Stock Units that are subject to performance-based vesting criteria shall be paid at a level based upon the Company's actual performance as of the applicable Qualifying Termination.
Employee's employment terminates for reasons other than a Change in Control, Disability, Retirement or death (for purposes of this section, the receipt of severance pay or similar compensation by the Employee does not extend his or her termination date)	Unvested Restricted Stock and Restricted Stock Units are forfeited
Employee is an employee of a Related Company, and the Company's investment in the Related Company falls below 20% (this constitutes a termination of employment under the Plan effective as of the date the Company's investment in the Related Company falls below 20%)	Unvested Restricted Stock and Restricted Stock Units are forfeited
Employee becomes an employee of an entity in which the Company's ownership interest is less than 20% (this constitutes a termination of employment under the Plan effective as of the date the Employee becomes an employee of the entity in which the Company's ownership interest is less than 20%)	Unvested Restricted Stock and Restricted Stock Units are forfeited
Employment transferred to a Related Company	The restrictions on unvested Restricted Stock shall continue to lapse and Restricted Stock Units continue to vest after the transfer, subject to the Company's actual performance with respect to any applicable performance-based vesting criteria
A Change in Control occurs and Restricted Stock and/or Restricted Stock Units are not assumed and continued by the acquiring or surviving corporation in the transaction (or a parent corporation thereof)	The restrictions on all unvested Restricted Stock shall immediately lapse and unvested Restricted Stock Units become immediately vested; provided, however, that any awards of Restricted Stock and/or Restricted Stock Units that are subject to performance-based vesting criteria shall be paid at a level based upon the Company's actual performance as of the applicable Change in Control.

ANNEX B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
JACOBS ENGINEERING GROUP INC.

This is the Amended and Restated Certificate of Incorporation of JACOBS ENGINEERING GROUP INC., formerly named JEC ACQUISITION CO. The original Certificate of Incorporation was filed with the Delaware Secretary of State on January 8, 1987. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the General Corporation Law of Delaware §§ 242 and 245.

1. The name of the Corporation is JACOBS ENGINEERING GROUP INC.

2. The name and address of the registered agent of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The name and mailing address of the incorporator of the Corporation is as follows:

   Name: Joseph J. Jacobs

   Mailing Address: 251 South Lake Avenue, Pasadena, CA 91101

5. (a) The Corporation is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total amount of authorized capital stock of the Corporation is 241,000,000 shares, divided into 240,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share.

   (b) The Preferred Stock may be issued in one or more series. The Board of Directors is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restriction of all shares of such series. The authority of the Board of Directors with respect to each series shall include, without limiting the generality of the foregoing, the determination of any or all of the following:

   (1) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

   (2) the voting powers, if any, and whether such voting powers are full or limited, in any such series;

   (3) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

   (4) whether dividends, if any, shall be cumulative or noncumulative, the dividend rate, or method of determining the dividend rate, of such series, and the dates and preferences of dividends on such series;

   (5) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

   (6) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation, and the price or prices or the rates of exchange applicable thereto;

(7) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation;

(8) the provisions, if any, of a sinking fund applicable to such series; and

(9) any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions thereof;

all as shall be determined from time to time by the Board of Directors and shall be stated in a resolution or resolutions providing for the issuance of such Preferred Stock (a "Preferred Stock Designation").

(c) The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of not less than 75% of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, considered for this purpose as one class.

(d) Except as may be provided by the Board of Directors in a Preferred Stock Designation or by law,

(i) dividends may be declared and paid or set apart from payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends;

(ii) the holders of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters requiring shareholder action, each share being entitled to one vote; and

(iii) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

(e) The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes, and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

6. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation.

7. Bylaws shall not be made, repealed, altered, amended or rescinded by the shareholders of the Corporation except by the affirmative vote of the holders of not less than 75% of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, considered for purposes of this Article 7 as one class.

8. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three directors nor more than twenty-one directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. At the 2015 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2016 annual meeting of shareholders and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office; at the 2016 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2017 annual meeting of shareholders and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office; and at each annual meeting of shareholders thereafter, the directors shall be elected for terms expiring at the next annual meeting of shareholders and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office.

Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the remaining term as that of his or her predecessor, unless such remaining term is less than 30 days, in which case such director shall stand for election at the following year's annual meeting. Any director elected to fill a vacancy resulting from an increase in the number of directors sentence shall stand for election at the annual meeting immediately following such director's election by the Board of Directors, unless the appointment occurred less than 30 days prior to such meeting, in which case such director shall stand for election at the following year's annual meeting. Any director elected to fill a vacancy shall hold office until his successor shall have been elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto.

During any period when the holders of any Preferred Stock or any one or more series thereof, voting as a class, shall be entitled to elect a specified number of directors, by reason of dividend arrearages or other provisions giving them the right to do so, then and during such time as such right continues (1) the then otherwise authorized number of directors shall be increased by such specified number of directors, and the holders of such Preferred Stock or such series thereof, voting as a class, shall be entitled to elect the additional directors so provided for, pursuant to the provisions of such Preferred Stock or series; (2) each such additional director shall serve for such term, and have such voting powers, as shall be stated in the provisions pertaining to such Preferred Stock or series; and (3) whenever the holders of any such Preferred Stock or series thereof are divested of such rights to elect a specified number of directors, voting as a class; pursuant to the provisions of such Preferred Stock or series, the terms of office of all directors elected by the holders of such Preferred Stock or series, voting as a class, pursuant to such provisions, or elected to fill any vacancies resulting from the death, resignation or removal of directors so elected by the holders of such Preferred Stock or series, shall forthwith terminate and the authorized number of directors shall be reduced accordingly.

Subject to the special right, if any, of the holders of any series of Preferred Stock or any other class of series of stock to elect directors, (1) prior to the time at which the Board of Directors ceases to be classified pursuant to this Article 8, directors may be removed only for cause, and (2) from and after the time at which the Board of Directors ceases to be classified pursuant to this Article 8, any director or the entire Board of Directors may be removed with or without cause, provided that any removal pursuant to clause (1) or (2) shall require the affirmative vote of not less than a majority of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, considered for this purpose as one class.

9. Subject to any rights granted in a Preferred Stock Designation to any series of Preferred Stock, any action required or permitted to be taken by the shareholders of the Corporation must be effected at an annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing of such shareholders.

10. No vote at any meeting of shareholders need be by written ballot unless the Board of Directors, in its discretion, or the officer of the Corporation presiding at the meeting, in his discretion, specifically directs the use of a written ballot.

11. Special meetings of the shareholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or by a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings or by the Chairman of the Board of Directors, but such special meetings may not be called by any other person or persons; provided, however, that, if and to the extent that any special meeting of the shareholders may be called by any other person or persons specified in any provisions of any certificate filed under Section 151(g) of the Delaware General Corporation Law (or its successor statute as in effect from time to time hereunder), then such special meeting may also be called by the person or persons, in the manner, at the times and for the purposes so specified.

12. Meetings of shareholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in applicable law) outside the State of Delaware at such place as may be designated from time to time by the Board of Directors or the Bylaws of the Corporation.

13. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its shareholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or shareholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware General Corporation Law, order a meeting of the creditors or class of creditors, and/or of the shareholders or class of shareholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the shareholders or class of shareholders, of the Corporation, as the case may be, and also on the Corporation.

14. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that this Article 14 shall not eliminate or limit a director's liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of this Article 14 shall not increase the personal liability of any director of this Corporation for any act or occurrence taking place prior to such repeal or modification or otherwise adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification. The provisions of this Article 14 shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director that has not been eliminated by the provisions of this Article 14.

15. The Corporation shall indemnify to the fullest extent authorized or permitted by law any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or by reason of

the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law, a contract to which the Corporation is a party or a bylaw of the Corporation.

16. No contract or other transaction between the Corporation or any other person, firm or corporation and no other act of the Corporation shall, in the absence of fraud, in any way be affected or invalidated by the fact that any of the directors of the Corporation are pecuniarily or otherwise interested in, or are directors or officers of, such other person, firm or corporation. Any director of the Corporation individually or any firm or corporation of which any director may be an officer, director or shareholder, partner or owner, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, provided that the fact that he individually or such firm or corporation is so interested shall be disclosed or shall have been known to the Board of Directors or a majority of such members thereof as shall be present at any meeting of the Board of Directors at which action upon any such contract or transaction shall be taken. Any director of the Corporation who is also an officer, director or shareholder, partner or owner of such other person, firm or corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the Board of Directors which shall authorize any such contract or transaction, and may vote thereat to authorize any such contract or transaction with like force and effect as if he were not such officer, director or shareholder, partner or owner of such other person, firm or corporation or not so interested. Any director of the Corporation may vote upon any contract or other transaction between the Corporation and any subsidiary or affiliated corporation without regard to the fact that he is also a director of such subsidiary or affiliated corporation. Any contract, transaction or act of the Corporation or of the directors that is ratified by a majority of a quorum of the shareholders of the Corporation at any annual meeting, or at any special meeting called for such purpose, shall, insofar as permitted by law or by the Certificate of Incorporation of the Corporation, be as valid and as a binding as though ratified by every shareholder of the Corporation; provided, however, that any failure of the shareholders to approve or ratify any such contract, transaction or act, when and if submitted, shall not be deemed in any way to invalidate the same or deprive the Corporation, its directors, officers or employees of its or their right to proceed with such contract, transaction or act.

17. Notwithstanding any other vote that may be required under applicable law, and in addition thereto, the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding securities entitled to vote in the ordinary election of directors of the Corporation voting together as a single class, shall be required:

(a) To adopt any agreement for, or to approve, the merger or consolidation of this Corporation with or into any other corporation except for mergers for which no shareholder vote is required under Section 253 of the Delaware General Corporation Law or any successor section;

(b) To authorize any sale, lease, transfer, exchange, mortgage, pledge or other disposition to any other corporation, person or entity of all or substantially all of the assets of this Corporation;

(c) To authorize the issuance or transfer by this Corporation of any voting securities of this Corporation in exchange or payment for the securities or assets of any other corporation, person or entity if such authorization is otherwise required by law or by any agreement between this Corporation and any national securities exchange or by any other agreement to which this Corporation is a party; or

(d) To adopt a plan or proposal for the liquidation or dissolution of this Corporation.

18. Notwithstanding anything to the contrary in this Certificate of Incorporation, the provisions set forth in this Article 18 and in Articles 6, 8, 9, 11, 14, 15 and 17 may not be repealed, amended or otherwise modified directly or indirectly in any respect (whether by amendment of this Certificate of Incorporation or the Bylaws of the Corporation or otherwise) and the provisions of Article 7 may not be repealed, amended or otherwise modified directly or indirectly (whether by amendment of this Certificate of Incorporation or the Bylaws of the Corporation or otherwise) in any respect that would reduce or diminish in any manner any requirement set forth in such Articles for shareholder or director approval of any matter described therein; provided, however, that any of the foregoing Articles may be repealed or amended in any respect if such repeal or amendment is approved by such vote as may be required under applicable law and in addition thereto by the affirmative vote of the holders, voting together as a single class, of not less than two-thirds (2/3) of the total voting power of all outstanding securities that are entitled to vote in the ordinary election of directors of the Corporation.

19. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on shareholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 6, 7, 8, 9, 11, 14, 15 and 17 may not be repealed or amended in any respect unless such repeal or amendment is in conformity with Article 18 of this Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed, signed and acknowledged by Michael S. Udovic, its Vice President and Secretary, as of the th day of January, 2014.

JACOBS ENGINEERING GROUP INC.

By: ________________________________

Name: Michael S. Udovic

Title: Vice President and Secretary


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